10/16

07027451

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Origin Energy

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

FILE NO. 82- 34934

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dew

DAT: 10/22/07

STRATEGY
PERFORMANCE
GROWTH



# ANNUAL REPORT 2007

Origin energy

## Contents



## Financial calendar 2007/08

| | |
|---|---|
| 3/9/07 | Ex-dividend trading commences |
| 10/9/07 | Record date for final dividend |
| 3/10/07 | Final dividend paid |
| 31/10/07 | Annual general meeting |
| 31/12/07 | Half-year end |
| 28/2/08 | Half-year profit announcement |
| 30/6/08 | Financial year end |


**Origin Energy Limited**
ABN 30 000 051 696




..to customers

It has been a year of significant change for Origin Energy. We have consolidated our strategic focus on the competitive segments of the energy supply chain, and deepened the integration of our business, from resources to customers.

Our performance, outlined in this report, demonstrates our ability to deliver earnings growth and predictable cash flows in a volatile energy market.

## 2007 HIGHLIGHTS

- 5 July 2006 – Commenced sales from the BassGas Project.
- 30 August 2006 – Prime Minister announces Origin Energy-led consortium to deliver Adelaide Solar City Project.
- 29 September 2006 – Negotiated early termination of Mount Stuart Power Purchase Agreement, providing full operational flexibility.
- 1 February 2007 – Acquired Sun Retail business in Queensland.
- 23 February 2007 – Rejected proposal by AGL Energy Limited for nil-premium merger.
- 6 March 2007 – Announced sale of Rockgas to Contact Energy.
- 20 March 2007 – Launched Carbon Reduction Scheme offering Australian businesses an effective, efficient and flexible approach to reduce their carbon footprint.
- 4 April 2007 – Announced sale of Networks business to APA Group.
- 10 May 2007 – Committed to a 120 MW expansion of the gas-fired Quarantine Power Station.
- 12 June 2007 – Committed to the development of the 630 MW combined cycle gas-fired Darling Downs Power Station.
- 30 June 2007 – Reached milestone of 250,000 signed green energy customers, consolidating Origin Energy's position as Australia's leading retailer of green energy.
- 3 July 2007 – Signed gas sale agreement with Rio Tinto Aluminium, underpinning coal seam gas expansion.
- 31 July 2007 – Announced 2P reserves increase of 42%, including net increase in coal seam gas reserves of 80%.

## PERFORMANCE AND GROWTH


↑10%
6,500
5,200
3,900
2,600
1,300
0
Millions of dollars
03 04 05 06 07

**EXTERNAL REVENUE 2007**
$6,456 MILLION


↑12%
1,200
900
600
300
0
Millions of dollars
03 04 05 06 07

**EBITDAF* 2007**
$1,201 MILLION


↑38%
450
360
270
180
90
0
Millions of dollars
03 04 05 06 07

**STATUTORY NET PROFIT AFTER TAX 2007#**
$457 MILLION


↑31%
55
44
33
22
11
0
Cents per share
03 04 05 06 07

**BASIC EARNINGS PER SHARE 2007**
54.7 CENTS


↑17%
20
15
10
5
0
Cents per share
03 04 05 06 07

**DIVIDENDS 2007**
21 CENTS


↑126%
2,000
1,500
1,000
500
0
Millions of dollars
03 04 05 06 07
Acquisitions
Growth
Stay-in-business

**CAPITAL EXPENDITURE 2007**
$2,027 MILLION

* *Earnings before interest, tax, depreciation and amortisation, and the impact of fair value changes to financial instruments.*
# *Statutory profit before elimination of significant items.*



Kevin McCann
CHAIRMAN – ORIGIN ENERGY

# TO OUR shareholders

**IN A CHALLENGING YEAR IN THE ELECTRICITY AND GAS MARKETS WE HAVE DELIVERED SOLID FINANCIAL PERFORMANCE AND CONSOLIDATED A STRONG PLATFORM FOR THE ONGOING GROWTH OF OUR COMPANY. WE CONTINUE TO INVEST FOR GROWTH BY ACQUISITION AND GREENFIELDS PROJECTS.**

### FINANCIAL PERFORMANCE

We have reported a statutory profit for the financial year to June 2007 of $457 million, up 38% on the prior year. This result was boosted by a number of significant items, including gains on the sale of our Networks business and the impact of fair value changes to financial instruments, offset by a reduction in carrying value of our Cooper Basin assets. The net effect of these items is a gain of $87 million. Consequently, after excluding these items our performance is a net underlying profit of $370 million, up 10% on the prior year.

During the year we invested $1.2 billion to acquire the Sun Retail business in Queensland and around a further $800 million primarily on new projects to expand the gas production from our coal seam gas properties in Queensland, and the BassGas, offshore Otway and Kupe projects. This investment was funded through the sale of our Networks business for $556 million, $473 million additional equity through an institutional placement and share purchase plan and cash generated by the continued strong cash flow from Origin Energy's existing business.

Notwithstanding the high level of capital investment, our balance sheet remains strong. Our gearing at 42% (after excluding the impact of changes in the fair value of financial instruments) is within our targeted range of 40 – 45%.

In view of the strength of our underlying profit and our sound financial position we have declared a final fully franked dividend of 11 cents per share, taking the full year dividend to 21 cents fully franked – a 17% increase over last year.

**In the coming year, the Board will be focussed on ensuring we deliver growth in earnings from our significant acquisitions and investment in major projects.**

**PLATFORM FOR GROWTH**

The acquisition of the Sun Retail business and sale of our Networks business continued our focus on the competitive segments of the energy markets in Australia and New Zealand. The acquisition has substantially expanded the scale of our Retail business.

We have announced a significant increase in our gas reserves following an 80% increase in our coal seam gas reserves in Queensland. We have also committed to almost double electricity generation capacity through the development of the Darling Downs Power Station in Queensland and the expansion of the Quarantine Power Station in Adelaide.

These and other projects have seen us commit $1.4 billion to new projects which is in addition to around $600 million we have spent on projects in construction during the year.

These acquisitions, and our new projects, continue to deepen the integration across Origin Energy's Exploration and Production, Generation and Retail segments and provide a platform for ongoing growth.

**BOARD AND MANAGEMENT**

This activity has resulted in a busy year for your Board. We held seven unscheduled meetings to review and approve a number of significant decisions, including acquisitions, divestments and major capital projects.

Directors also spent significant time evaluating a proposal, brought to us by AGL, for a nil-premium merger. After careful consideration, your Board determined that the merger terms proposed would not have delivered value to Origin Energy shareholders and it was rejected.

The Board has visited operations and met with management on the coal seam gas fields in Queensland; inspected the Darling Downs Power Station site; and met with business partners, customers and government.

Colin Carter retired from the Board in April 2007. A director since Origin Energy's initial listing in February 2000, Colin made an important contribution to the Board's work and he leaves with our thanks and best wishes.

In June 2007, Gordon Cairns joined the Board. A former chief executive officer of Lion Nathan, Gordon brings a wealth of management expertise and experience in highly competitive retail markets to the Origin Energy Board. His management and marketing expertise will be particularly valuable to our significant Retail business.

**CLIMATE CHANGE**

As an energy producer and retailer, most emissions in our supply chain come from the energy we sell to our customers. In response to the significant challenges of climate change, we have continued to develop lower-emission energy sources, particularly gas which can generate power at around half the greenhouse gas emissions of coal-fired power plants. As Australia moves towards becoming a carbon-constrained economy, Origin Energy is well positioned, as gas will play an important role in the supply chain for electricity generation. We are also investing in solar power through the development of the new photovoltaic SLIVER technology and in geothermal power through an investment in Geodynamics.

Origin Energy has taken a leading and early mover position in the climate change policy debate by actively proposing the introduction of proper carbon pricing into the energy market. The energy industry involves large investments and so requires certainty with respect to carbon costs to support its investment decisions. It is important therefore that the Commonwealth Government acts decisively to provide the necessary framework for the introduction of a carbon trading scheme that will allow the market to reduce carbon at competitive costs.

**THE YEAR AHEAD**

In the coming year, the Board will be focussed on ensuring we deliver growth in earnings from our significant acquisitions and investment in major projects.

We expect the consolidation of the energy industry will continue in the coming year and that this will also give rise to additional opportunities for our company. We welcome the conclusions of the Owen Report on the New South Wales electricity industry and call on the government of New South Wales to implement its recommendations.

In concluding, I would like to thank my fellow directors, our Managing Director, Grant King, and all Origin Energy employees for their contribution to our strong performance during 2006/07.

**KEVIN McCANN** Chairman



Grant King

# Demonstrating THE VALUE OF OUR STRATEGY

**THIS YEAR HAS BEEN ONE OF SIGNIFICANT CHANGE, AS ORIGIN ENERGY CONTINUES TO GROW AND DEVELOP. THE CONSISTENT IMPLEMENTATION OF OUR STRATEGY, FOCUSSED ON THE COMPETITIVE SEGMENTS OF ENERGY SUPPLY TO MARKETS IN AUSTRALIA AND NEW ZEALAND, SEES US EMERGING AS THE LARGEST INTEGRATED ENERGY COMPANY IN AUSTRALIA AND NEW ZEALAND.**

Each step we've taken in implementing our strategy has deepened the integration between the Exploration and Production, Generation and Retail segments of our business, improved our management of the financial risks involved in operating in these segments, and created growth opportunities.

This year the acquisition of Sun Retail in Queensland, and the sale of our Networks business, have increased our focus on the competitive segments of the energy market.

The February 2007 acquisition of Sun Retail for $1.2 billion added over 890,000 customers, increasing our total customer numbers from just over two million, to more than three million. This acquisition increased our electricity sales from 16 TWh to 23 TWh (33 TWh on an annualised basis), positioning us as one of the largest energy retailers in Australia.

The Sun Retail acquisition was also the catalyst for the sale of our Networks business to APA Group for $556 million. The sale was completed 10 years after the establishment of Envestra and marked Origin Energy's exit from investment in regulated assets.

About 10 years ago we began investing in coal seam gas in Queensland. The value of this decision has begun to be realised by our investor community this year, through the value they ascribe to our extensive coal seam gas acreage in Queensland, and more specifically the 80% increase in our coal seam gas reserves announced at year end. We also negotiated agreements and committed to projects which will monetise 1,350 PJ of gas over the next 20 years.

Our belief in the potential of coal seam gas in Queensland, and for significant new gas resources to be developed in the offshore Otway and Bass basins in Victoria, has also resulted in our permitting of new, efficient, gas-fired combined cycle power stations in these states.

In June, we announced a combined investment of $1.3 billion in coal seam gas developments and the 630 MW Darling Downs Power Station to service the needs of our expanded energy business

in Queensland. This is a perfect example of our integrated strategy from resources to customers and is highlighted on pages 10 and 11 of this report.

This year we also announced an $80 million, 120 MW expansion of the Quarantine Power Station in South Australia. Together with the Darling Downs project, we have now committed to more than doubling our equity interest in power generation capacity in Australia from 704 MW to 1,454 MW.

This has been a challenging year in energy markets in Australia. In the last quarter of the financial year, the drought in eastern Australia caused water shortages, resulting in a withdrawal of some electricity generation capacity. This meant both the electricity price and its volatility increased at a wholesale level. It also saw demand for gas-fired generation increase, which lifted the volatility and price for gas in wholesale markets.

Origin Energy's integrated business and sound commodity risk management practices ensured our financial performance was largely unaffected by these circumstances.

For these reasons we believe this year has demonstrated the value of our strategy. We have effectively managed the substantial risks involved in participating in the competitive segments of energy markets, delivered earnings growth and consolidated a substantial platform for continued growth.

**FINANCIAL PERFORMANCE**

$457m

STATUTORY PROFIT, UP 38%

Our statutory profit of $457 million was up 38% on the prior year, and contains the impact of a number of significant items. These include positive impacts from the sale of the Networks business, changes in the fair value of financial instruments (predominantly associated with our energy procurement activities), legislated changes in the New Zealand tax rate and termination of the Mount Stuart Power Purchase Agreement with Enertrade. These positive impacts were partially offset by impairment charges on producing assets and one-off costs associated with the purchase of Sun Retail. These significant items provide an overall benefit of $87 million after tax and the elimination of minority interests.

$370m

UNDERLYING PROFIT, UP 10%

Therefore, profit after tax and minority interests and before significant items (underlying profit) for Origin Energy for the year ended 30 June 2007 was $370.2 million. Calculating last year's profit on the same basis results in an underlying profit of $337.9 million. Thus our year-on-year increase in underlying profit was 10%.

With the recent introduction of A-IFRS, accounting standards require that changes in the fair value of certain financial instruments be reflected in the profit and loss statements. This can introduce significant volatility to the earnings reported for the year.

To provide our stakeholders with a clearer understanding, this year we are reporting operational performance using earnings before interest, tax, depreciation and amortisation and the impact of fair value changes to financial instruments (EBITDAF). Proceeds from the sale of major assets and impairment of assets are accounted for below this line.

For the year to 30 June 2007, EBITDAF was $1,201 million, a 12% increase on the prior year of $1,076 million.

This increase in EBITDAF was driven by higher earnings from each of our Australian business segments, which more than offset a modest decline in the contribution from Contact Energy. The Exploration and Production segment delivered record production, sales and earnings as long-term investments in the BassGas Project and coal seam gas began to contribute to earnings; the Generation segment provided higher earnings from a strong contribution from Mount Stuart; and the Retail segment benefited from the acquisition of Sun Retail.

Our share capital increased significantly this year, following a placement of 56 million shares with institutional investors in December 2006 and a share purchase plan for retail shareholders which resulted in a further 12 million shares being issued. These share issues raised $473 million, net of costs, to partially finance the acquisition of Sun Retail.

**OUR COMMITMENTS TO STAKEHOLDERS**

Origin Energy's commitments define the outcomes we strive to achieve for key stakeholders.

We are committed to:

**DELIVERING MARKET-LEADING PERFORMANCE** for shareholders by identifying, developing and operating value-creating businesses across the energy supply chain.

**DELIVERING VALUE TO CUSTOMERS** by developing and procuring competitive sources of energy and related products and services that better meet customers' energy needs.

**CREATING A REWARDING WORKPLACE** for employees by encouraging personal development, recognising good performance, valuing teamwork and fostering equality of opportunity.

**RESPECTING THE RIGHTS AND INTERESTS OF THE COMMUNITIES IN WHICH WE OPERATE** by working safely and being mindful of, and attentive to, the environmental and social impact of the resources, products and services we use or provide to others.

4%

UNDERLYING EARNINGS PER SHARE (EPS), INCREASED 4% TO 44.3 CENTS

Earnings per share (EPS) calculated from the underlying profit increased 4% to 44.3 cents on an expanded weighted average capital base of 836 million shares. This compares to 42.7 cents based on the same calculation on underlying profit last year.

This year was characterised by the highest level of capital expenditure in Origin Energy's history. Total capital expenditure, including acquisitions, was $2,027 million, compared with $897 million last year.

Capital expenditure on growth and stay-in-business projects was $758 million.

Stay-in-business capital expenditure, associated with the maintenance of ongoing operations, was $179 million of which $68 million was attributable to Contact Energy, $57 million to Exploration and Production (predominantly the Cooper Basin), and $49 million to Retail (customer systems and LPG).

Growth capital expenditure was $579 million, 14% higher than in the prior period. Expenditure of greater than $10 million was attributable to each of the following areas: coal seam gas assets in Queensland ($149 million); Kupe Gas Project ($97 million); offshore Otway Basin including the Thylacine and Geographe fields ($68 million); Generation projects – including the Darling Downs, Quarantine, Spring Gully and Mortlake power stations ($66 million), Contact Energy ($58 million); Perth Basin oil and gas assets in Western Australia ($24 million); growth capital in the Cooper Basin ($23 million); LPG assets ($19 million); BassGas Project ($17 million); and SLIVER solar pilot plant ($15 million).

Capital expenditure on acquisitions totalled $1,269 million. This included settlement on Sun Retail of $1,240 million (including working capital adjustments and acquisition costs); additional equity in the BassGas Project ($12 million) and the onshore Otway Basin acquired from CalEnergy and AWE respectively and purchase of additional shares in Envestra ($13 million) through Envestra's Distribution Reinvestment Plan.

$556m

SALE OF OUR NETWORKS BUSINESS TO APA GROUP

On 4 April 2007, we announced the sale of our Networks business to the APA Group for $556 million. This included our Asset Management business which provides management and operations services to Envestra, a 17% interest in Envestra, a 33.3% interest in the SEA Gas Pipeline, and a range of smaller complementary assets. The sale of the SEA Gas portion of this business was completed on 29 June 2007 for $133.2 million. Settlement on the balance of the business took place on 2 July and the proceeds will be reflected in the accounts for the year ending 30 June 2008. During the year we also disposed of our remaining shares in Magellan Petroleum for $5.1 million.

Net proceeds on divestments for the year were $136.3 million.

During the year we sold the Rockgas LPG business to Contact Energy (Origin Energy is the majority shareholder of Contact Energy) for NZ$156 million. As Contact Energy is consolidated in Origin Energy's accounts, no profit or loss was recorded on the sale.

Our financial position remains strong. On a consolidated basis the operating cash flow after tax increased by 7% to $819 million. Cash flow available for funding growth and distributions to shareholders (free cash flow) was $595 million compared to $583 million last year.

After adjusting for the fair value impact of financial instruments, gearing on a net debt to net debt plus equity basis was 42%, well within our targeted range of 40 – 45%. Origin Energy retains its BBB+ (stable outlook) credit ratings from Standard & Poor's and Fitch Ratings.

#### EMPLOYEES

As always, the effort, skill and commitment of our people are key to our results. During 2006/07, employee numbers increased by 118 to 3,632, reflecting our ongoing business development, with additional people required to support our coal seam gas operations, generation and major development projects.

#### OUR PRINCIPLES

Origin Energy's principles provide guidance and direction for decision making. Our principles are:

- We conduct ourselves and our business with due care and in accordance with relevant laws and regulations. We have an overriding duty to ensure the health and safety of our employees, and to minimise the health, safety and environmental impacts on our customers and the communities in which we operate.
- We will add value to the resources that come under our control.
- The value we create will be distributed to stakeholders, recognising the need to ensure the sustainability of our business and its impact on the environment and the communities in which we operate.
- When faced with choices, we make decisions knowing they will be subject to scrutiny. We should be able to demonstrate the soundness of our decisions to all stakeholders.
- We encourage diversity and expression of ideas and opinions but require alignment with the company's commitments, principles and values and the policies established to implement them.

We gained 105 employees from Sun Retail in February, while in July, with the sale of our Networks business, 486 employees transferred to APA Group. There was no reported loss of time due to industrial disputes this year.

32%

IMPROVEMENT IN OUR TOTAL RECORDABLE INCIDENT FREQUENCY RATE (TRIFR)

This year we continued to improve our safety performance by reducing our lost time injury (LTI) and moderate medical injury (MMI) frequency rate from 5.5 to 4.9 injuries per million hours worked. However we did not meet our health and safety target of 4.4 and recognise the need for continuing improvement in this area. This year we audited our Health, Safety and Environment Management System and continued to pursue programs to raise safety awareness and improve our performance. Looking forward we will be adopting the more common industry measure of Total Recordable Incident Frequency Rate (TRIFR) which captures a broader range of incidents. On this measure, our performance improved 32% from 23.9 at 30 June 2006 to 16.3 at 30 June 2007.

I want to thank all of our employees across the business for their contribution to Origin Energy's performance this year.

**OUTLOOK**

Our high level of investment this year will deliver growth in earnings over the next five years. There are also a number of major projects, currently under development, which will contribute to growth. These include the expansion of the Quarantine Power Station which is due on-line in December 2008, the Kupe Gas Project which is scheduled to commence production by mid-2009, the Darling Downs Power Project and related coal seam gas developments due on-line in early 2010, and the commencement of gas supply to the Rio Tinto Alumina project, also due in 2010.

We will also achieve reductions in cost-to-serve in our Retail business when the transitional service agreement for Sun Retail ends in March 2008, and further cost-to-serve reduction initiatives are implemented.

At Origin Energy we have believed for many years that climate change is occurring, and that reductions in carbon emissions will be required.

We prepared for this change by reducing our own emissions; developing and promoting products to help customers reduce their emissions, and investing in new technologies that will see us reduce emissions in the longer term.

We are committed to a sustainable future, and are now an official participant in the Australian Government's Greenhouse Challenge Plus and Energy Efficiency Opportunities programs.

We are Australia's leading retailer of Green Power, with more than 250,000 customers signed to receive our green energy products as at 30 June 2007. In March, we launched our Carbon Reduction Scheme, which allows companies to reduce their emissions by purchasing offsets, or to generate offset products to on-sell.

Also this year, an Origin Energy-led consortium was successful in its bid for the first solar cities project in Adelaide. We continue to invest in the development of new photovoltaic SLIVER technology and, through a shareholding in Geodynamics, in the development of geothermal energy.

We believe the challenge of reducing carbon emissions will have a major impact on the medium to longer-term outlook for the energy industry, and Origin Energy is well placed to respond to this challenge.

**GRANT KING** Managing Director

**OUR VALUES**

Origin Energy's values describe behaviours that the company expects employees to demonstrate in their actions and the decisions they make in pursuing the outcomes we are committed to achieving. Our values are:

**CARING**
We care about our impact on customers, colleagues, the community, environment and shareholders.

**LISTENING**
We listen to the needs of others, knowing that an unfulfilled need creates the best opportunities.

**LEARNING**
We constantly learn and implement new and better ways, sharing information and ideas effectively.

**DELIVERING**
We deliver on the commitments made in all areas of performance.

# our strategy in action

Our strategic focus remains on the competitive segments of the Australian and New Zealand energy markets. We are a fuel integrated generator and retailer. Everything we do is designed to deepen the integration within our business across the competitive segments of the energy supply chain, to more effectively manage risk and create opportunities for growth.


FUEL INTEGRATED
GENERATOR
1
2

## CASE STUDY – DARLING DOWNS POWER STATION

**1 FUEL INTEGRATED**

Origin Energy has reserves of coal seam gas at Spring Gully and in the Walloons in central Queensland. To provide gas for the Darling Downs Power Station, we will expand gas production facilities at Spring Gully and develop new coal seam gas facilities in the Walloons. A 200 kilometre pipeline will be built to connect these gas fields to the new power station on the Darling Downs.

**2 GENERATOR**

The Darling Downs Power Station (630 MW) will be the largest combined cycle power station in Australia, complementing our peaking power stations at Roma (80 MW) and Mount Stuart (288 MW) in Townsville. Construction of this $780 million project

## OUR PERFORMANCE AND GROWTH


2P RESERVES (PJE)
3,500
2,500
1,500
500
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

**Key statistics 2007**

- **2P reserves increased 40% to 3,471 PJe.**
- **Coal seam gas now represents 71% of our 2P reserves.**


GENERATION CAPACITY (MW)
4,000
3,000
2,000
1,000
0
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Origin Energ
Contact Ene
Committed

This year we committed to the development of a 630 MW power station on the Darling Downs, west of Brisbane, and a major expansion of our nearby coal seam gas interests. This commitment is a perfect example of our deeply integrated strategy in action. Over the years we have built a leading coal seam gas reserves position. The recent acquisition of Sun Retail provides us with a large market for electricity in Queensland and gives us the confidence to invest in a power station such as Darling Downs. Projects such as Darling Downs provide an effective means of commercialising our gas reserves. Generating electricity to sell to customers gives us income for further investment and provides a natural hedge against fluctuations in wholesale electricity prices. The Darling Downs Power Station example, outlined below, illustrates how the successful execution of our strategy, in a sustainable manner, is key to Origin Energy's growth and shareholder returns.


RETAILER
3
domestic
industrial



began in August 2007. The power station will be air-cooled, minimising the impact on the region's water resources. It will produce about 50% less greenhouse gas emissions per unit of energy than a conventional coal-fired power station.

**Key statistics 2007**

- **Construction of 750 MW of generation contracted.**
- **99% of electricity generated was from low emission or renewable sources.**

**3 RETAILER**

We continue to build our retail capabilities, and took a significant step forward this year with the acquisition and successful integration of the Sun Retail business in south-east Queensland. At peak capacity, the Darling Downs Power Station will supply enough electricity for about half of our 800,000 Queensland electricity customers.

CUSTOMERS (MILLIONS)


4.0
3.0
2.0
1.0
0.0
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Origin Energy
Contact Energy

**Key statistics 2007**

- **Over 3.6 million customers across Australia and New Zealand.**
- **250,000 green energy customers in Australia.**

# Exploration and Production

## Our major capital program is now delivering record earnings and we are increasing reserves to support future growth.

### GROWTH OPPORTUNITIES

The Exploration and Production business includes oil and gas exploration, project developments and producing assets mostly in Australia and New Zealand.

In 2007, this business achieved record production, sales and revenues. We completed construction and commissioning of the BassGas Project and increased reserves by over 40%. We negotiated agreements and committed to projects which will monetise 1,350 PJ of gas over the next 20 years.

Energy sales were up 10% to 92.5 PJe. Exploration and Production earnings (EBITDAF) increased 22% to $254 million, reflecting higher sales volumes and prices for crude oil, condensate and LPG.

**PRODUCTION**

**Coal seam gas**

Origin Energy's coal seam gas projects are playing an increasing role in meeting our gas supply requirements in eastern Australia. Production from conventional and coal seam gas fields in the Bowen and Surat basins in central Queensland of 35 PJe now exceeds our production from the Cooper Basin.

At Spring Gully, in the Bowen Basin, production reached up to 65 TJ/d in 2007. The new Strathblane gas plant was commissioned in August 2007, helping lift production capacity to 85 TJ/d.

Origin Energy is further expanding Spring Gully. This will include 60 new wells, associated gas and water gathering systems, new compressors at the Strathblane Gas Plant and a new gas plant in the southern part of the field. The additional wells and plant are designed to increase production capacity to 150 TJ/d and are scheduled to be operational by the first half of 2009. A reverse osmosis water treatment plant is being be built as part of this development to convert saline waste water into water for beneficial use.

**GROWTH – KEY INDICATORS AND TRENDS ($M)**


800
700
600
500
400
300
200
100
484
254
41
470
REVENUE
EBITDAF
EBIT
CAPEX*
2006
2007

| * CAPEX | 2006 | 2007 |
|---|---|---|
| Acquisitions | 148 | 12 |
| Growth | 452 | 401 |
| Stay-in-business | 62 | 57 |

In June 2007, we announced further coal seam gas developments in our Walloons fields, including a major gas pipeline that, together with the Spring Gully expansion, will supply gas to Rio Tinto Aluminium's Yarwun alumina refinery at Gladstone and our new Darling Downs Power Station.

**BassGas**

Production commenced at BassGas in 2006 with the project producing 22 PJe of gas and liquids by 30 June 2007 (8.9 PJe net to Origin Energy). Following rectification and modification works in early 2007, production has reached design capacity.

**Cooper Basin**

The Cooper Basin continues to provide strong cash flows, but is now a mature asset in production decline. During 2006/07, total production decreased to 30.4 PJe compared with 33.4 PJe during 2005/06. We reduced the carrying value of this asset by $65 million.

**Perth Basin**

Three new wells were successfully brought on line, which temporarily lifted production rates from our mature Perth Basin oil fields. An annual average daily production of 2,700 barrels of oil (net to Origin Energy) was achieved. However, by June 2007, production was in decline and remaining reserves in these fields were reduced to 1.2 million barrels at 30 June 2007.

**DEVELOPMENT PROJECTS**

**Kupe Gas Project**

Steady progress has been made on the Kupe Gas Project in New Zealand. The Kupe gas field will supply some 15% of New Zealand's gas demand and the project includes an offshore platform and onshore processing plant.


origin

"To fuel the new Darling Downs Power Station and the expansion of Rio Tinto's Yarwun Alumina Refinery, we will invest over $750 million on further development of our coal seam gas assets. This means more jobs and economic development for the region."

**MARTIN RILEY, MANAGER – CSG, OIL AND GAS PRODUCTION QUEENSLAND**
*is pictured at Origin Energy's Spring Gully site.*



*A well at Spring Gully in Queensland.*

Construction specialist Technip was awarded the construction contract.

With elevated worldwide industry activity, the project experienced some cost pressures that have increased the expected cost by some 10%. The project is on schedule to produce commercial gas in the first half of 2009. Origin Energy is the project operator with a 50% interest.

### Otway Gas Project

Origin Energy has a 30.75% interest in the Otway Gas Project. Commercial production from the project commenced in mid-September 2007. The project is developing the Thylacine and Geographe fields, which are expected to produce 60 PJ of gas and around two million barrels of liquids annually.

### EXPLORATION

Finding energy resources close to markets is critical to our integrated strategy, and is driving the growth of our Exploration and Production business.

During 2006/07, Origin Energy participated in the drilling of 189 exploration, appraisal and development wells across our interests. In all, 163 of these wells were cased for future production or evaluation.

Seismic acquisition programs were completed in the offshore Northland and Canterbury basins in New Zealand, the offshore Lamu Basin, Kenya, and in the Surat Basin in Queensland. These and earlier programs in the offshore Otway and Bass basins, identified drilling targets key to our forward strategy.

Our exploration/appraisal drilling program planned for 2007/08 includes 61 coal seam gas wells, 58 wells in the Cooper Basin, eight wells in the Surat Basin, five wells in the Perth Basin, two wells in offshore New Zealand waters and one well in the offshore Otway Basin.

We have reviewed several exploration opportunities in and outside Australia and were granted a new offshore permit in Australia, and another in New Zealand.

**PRODUCTION AND 2P RESERVES**

**PRODUCTION 2007**


GAS 72 PJ
OIL 1,327 KBBLS
CONDENSATE 785 KBBLS
LPG 67 KT

**2P RESERVES 2007**


GAS 3,252 PJ
OIL 1,770 KBBLS
CONDENSATE 19,274 KBBLS
LPG 4,310 KT

PJe

production, up 12%

PJe

2P reserves, up 42%

✔ Achieved = Partially achieved or in progress ✘ Not achieved

## PROGRESS SCORECARD – 2006/07

| 2006/07 WE SAID | | HOW WE WENT |
|---|---|---|
| Commence full commercial production from the Otway Gas Project. | = | Significant progress was made through the year. Production commenced in August and gas sales commenced in mid-September 2007. |
| Complete detailed design, commence construction and drill the first development well on the Kupe Gas Project. | = | Completed design and began construction on the Kupe Gas Project. Late rig arrival has delayed drilling of the first development well until the December quarter 2007. |
| Achieve gross sales of 22 PJe from the BassGas Project by June 2007. | = | Achieved gross sales of over 20 PJe at BassGas with production of 22.1 PJe for 2006/07. |
| Increase the capacity of the Spring Gully Project to 85 TJ per day by mid-2007. | ✔ | Phases three and four of the Spring Gully development completed in August 2007 and 85 TJ per day production capacity established. |
| Prove up an additional 250 PJ of 2P CSG reserves. | ✔ | Added 1,095 PJ of 2P CSG reserves (net of production). |
| Maintain oil production in the Perth Basin at around 2,000 bopd (net to Origin Energy). | ✔ | Achieved average daily oil production of 2,700 barrels (net to Origin Energy) in the Perth Basin. |
| Initiate new exploration and appraisal drilling in the Perth Basin. | ✔ | Appraisal drilling in the Perth Basin oil fields increased production rates. |
| Secure new gas contracts. | ✔ | Secured a major gas contract with Rio Tinto Aluminium in QLD and contracts with Boyne Smelters in QLD and Rio Tinto's HIsmelt plant in WA. Extended Quenos, NSW, ethane agreement. |
| Complete studies of the Black Watch and Halladale fields to determine commercial feasibility. | = | Completed studies of the Black Watch and Halladale fields and evaluating development options. |
| Mature drilling targets in the offshore Lamu Basin, Kenya. | = | Acquired and interpreting seismic data in the offshore Lamu Basin, Kenya. |
| Develop drilling targets in the Taranaki, Northland and Canterbury basins in New Zealand. | ✔ | Acquired and interpreted seismic data in all three New Zealand areas. Assessing drilling targets. |
| Process and interpret seismic surveys and develop drilling targets in offshore Otway and Bass basins. | ✔ | Processed and interpreted all seismic data to develop drilling targets in the offshore Otway and Bass basins. Planning an appraisal well on the Trefoil field and further exploration wells. |
| Identify new exploration opportunities. | ✔ | Reviewed several exploration opportunities within and outside Australia. Granted a new offshore permit in Australia, and another in New Zealand. |

### 2008 TARGETS

- Commence full commercial production from the Otway Gas Project.
- Drill Kupe Gas Project production wells, complete wellhead platform, offshore pipeline and earthworks. Commence structural, piping and equipment installation at the production station.
- Progress construction phase five of the Spring Gully Project, including commissioning a reverse osmosis plant to process produced water by 30 December 2007.
- Ramp up CSG production to 115 TJ/d ahead of delivery into new gas sales contracts and Darling Downs Power Station.
- Complete front-end engineering and design and start construction of the Walloons CSG production facilities by June 2008.
- Add 500 PJ 2P CSG reserves in Queensland.
- Progress onshore Australian exploration by drilling up to eight exploration/appraisal wells in the Surat Basin (oil/condensate), five exploration/appraisal wells in the Perth Basin and participate in up to 55 wells as part of Cooper Basin oil program.
- Drill up to two exploration wells in the Taranaki Basin. Develop drilling targets in the Northland Basin.
- Further explore the offshore Otway and Bass basins, acquire additional seismic surveys and progress planning for offshore exploration drilling in 2008/09.
- Mature drilling targets in the offshore Lamu Basin, Kenya, and attract co-venturers to participate in future drilling operations.
- Evaluate and secure additional exploration acreage.

## GROWTH PROJECTS

# Generation



**Origin Energy has committed to an 86% increase in installed generation capacity, resulting in a continued deepening of our integration strategy.**

Origin Energy has interests in 870 MW of installed generation capacity. We operate four power stations, Quarantine Power Station (Adelaide), Ladbroke Grove Power Station (Mount Gambier), Mount Stuart Power Station (Townsville) and Roma Power Station (west of Brisbane). We also have interests in several cogeneration plants that supply electricity to third parties under long-term contracts.

During 2007, Origin Energy committed to build 750 MW of new generation capacity. This includes Australia's largest combined cycle gas-fired power station on the Darling Downs and the expansion of Quarantine Power Station.

We also negotiated an end to the Mount Stuart power purchase arrangement with Enertrade, to gain full flexibility over the despatch of this power station.

Generation earnings (EBITDAF) increased by 69% to $99 million from $58 million in the prior year. This included a $19.6 million payment from Enertrade on the termination of the Mount Stuart agreement and a capacity payment of $17 million compared with $12 million in the prior year.

Origin Energy achieved high availability for all our power stations outside scheduled maintenance. This helps maximise the external revenue earned by our baseload cogeneration plants, and helps our peaking plants provide a reliable natural hedge for our Retail business.

### NEW DEVELOPMENTS

In May 2007, Origin Energy announced an 120 MW expansion of Quarantine Power Station to be completed in the December quarter of 2008, at a cost of $80 million.

In the following month we announced construction of a 630 MW power station near Dalby on the Darling Downs in Queensland. We have signed a $780 million construction contract with commissioning to occur in the December quarter of 2009.

**MAJOR POWER PLANTS**

| Plants | Interest % | Capacity MW | Type | Operation | Availability % | Capacity factor % |
|---|---|---|---|---|---|---|
| **Externally contracted** | | | | | | |
| **Worsley** | 50 | 120 | Cogen | Base | 97 | 94 |
| **Bulwer Island** | 50 | 32 | Cogen | Base | 98 | 89 |
| **Osborne** | 50 | 180 | Cogen | Base | 95 | 78 |
| **Internally contracted** | | | | | | |
| **Mount Stuart** | 100 | 288 | OCGT | Peak | 93 | 4 |
| **Quarantine** | 100 | 96 | OCGT | Peak | 97 | 9 |
| **Ladbroke Grove** | 100 | 80 | OCGT | Base/Peak | 86 | 35 |
| **Roma** | 100 | 74 | OCGT | Peak | 89 | 6 |

Cogen: Cogeneration, OCGT: Open cycle gas turbine

"The Darling Downs Power Station will be the largest combined cycle gas-fired power plant in Australia. It is also one of the most competitive as a result of our direct ownership of coal seam gas reserves, the site's location and the low life cycle cost of the operation including construction and maintenance costs."

**ROB NEUMANN, GENERAL MANAGER POWER DEVELOPMENT PROJECTS (LEFT)**
*pictured with Paul Farnworth, Project Manager Darling Downs Power Station.*

We also have permitted sites for 1,000 MW of gas-fired power stations at Mortlake in Victoria and Spring Gully in Queensland.

During the year, we converted our Ladbroke Grove Power Station to operate on natural gas from the SEA Gas Pipeline, replacing supply from declining local fields, and we continued refurbishment of the Roma Power Station to extend the life of this asset.

**RENEWABLE GENERATION**

In addition to our portfolio of lower emission generation we are developing renewable energy technologies.

At our solar photovoltaic pilot plant – in Adelaide, South Australia – we successfully conducted reliability testing of our 75 W SLIVER solar power panels and have started the early stages of commercial production.

Origin Energy has a 10.6% interest in Geodynamics Limited, which is developing a geothermal energy resource in South Australia's Cooper Basin. The aim is to use heat trapped five kilometres below the earth's surface to generate electricity. Geodynamics has drilled two wells to this depth, and generated steam at the surface. A third well is being prepared to further test the concept.

**GROWTH – KEY INDICATORS AND TRENDS ($M)**



150
120
90
60
30
122
99
79
89
REVENUE
EBITDAF
EBIT
CAPEX*
2006
2007


| * CAPEX | 2006 | 2007 |
|---|---|---|
| Acquisitions | 1 | 3 |
| Growth | 11 | 82 |
| Stay-in-business | 6 | 5 |

✔ Achieved = Partially achieved or in progress ✘ Not achieved

## PROGRESS SCORECARD – 2006/07

| 2006/07 WE SAID | HOW WE WENT | 2008 TARGETS |
|---|---|---|
| • Seek additional development opportunities. | ✔ Approved and commenced expansion of Quarantine Power Station to 120 MW. Contracted construction of 630 MW Darling Downs Power Station. | • Achieve target plant availability and reliability. |
| • Conclude development approvals for Mortlake and Spring Gully power station projects. | ✔ Received all external development approvals for the Mortlake and Spring Gully projects. | • Determine appropriate development strategy for the permitted power station project at Mortlake in Victoria. |
| • Meet or exceed contracted availability and reliability for all power stations. | = Met or exceeded scheduled availability for all power stations except Ladbroke Grove due to the unit conversion works and Worsley due to vibration issues. | • Ensure the Quarantine and Darling Downs power station projects proceed to schedule for completion by the December quarter 2008 and 2009 respectively. |
| • Convert the second unit of the Ladbroke Grove Power Station to operate on gas supplied from SEA Gas Pipeline. | ✔ Completed conversion of Ladbroke Grove Power Station to operate on gas supplied from SEA Gas in December 2006. | • Progress solar pilot plant to production phase, with a decision on the next stage commitment by end-June 2008. |
| • Complete reliability testing and move to commercial production of SLIVER modules. | ✔ Completed internal reliability testing and began small-scale commercial production of SLIVER modules in March 2007. | |
| • Secure an international partner to progress further commercial development of SLIVER technology. | = Partnership negotiations continuing to develop SLIVER technology. | |

MW
generation capacity

MW
new developments approved

MW
permitted sites

SCALE AND OPPORTUNITY



# Retail

## This year we acquired Sun Retail, boosting the scale of our Retail business and giving us a significant presence in the fast-growing Queensland market.

"With the acquisition of Sun Retail, we have increased customer numbers to over three million in Australia. We provide customers with a wide range of product choices to meet their energy needs and we are Australia's largest provider of green energy."

**PETER ISRAEL, GENERAL MANAGER SUN RETAIL**
*is with Rebecca Pickering, Government Relations Manager Queensland (right) and Melissa Homes-Allen, Senior Consultant, at one of Origin Energy's national contact centres.*

Origin Energy supplies electricity, natural gas and LPG to more than three million customers in Australia and the Pacific, and this year we consolidated our position as Australia's leading retailer of green energy products.

In February 2007, we acquired the Sun Retail business from the Queensland Government, adding more than 890,000 customers. Sun Retail will be integrated into our operations by March 2008, providing the opportunity to capture the full benefits of scale.

Our Retail business delivered a strong performance for the year, maintaining healthy EBITDAF margins despite high customer churn and volatile wholesale prices. The Retail business contributed revenues of over $4 billion for the year, an increase of 27% driven by the acquisition of Sun Retail. In 2007/08, we will continue to focus on maintaining and growing our customer base, expanding our position as the leading retailer of environmentally-friendly energy solutions, further improving our process efficiencies and implementing cost reduction initiatives.

**MARKET MOVEMENT**

Excluding the acquisition of Sun Retail, we achieved a net increase of 22,000 customers in 2006/07. This was despite a high and increasing number of customers switching retailers.

Origin Energy now has 790,000 dual fuel accounts, up 11% on the prior year. We have almost 230,000 electricity customers in New South Wales and South Australia where Origin Energy is a new entrant, and this number has grown organically rather than through business acquisitions.

**GROWTH – KEY INDICATORS AND TRENDS ($M)**


5,000
4,000
3,000
2,000
1,000
4,082
341
329
1,329
REVENUE
EBITDAF
EBIT
CAPEX*
2006
2007

| * CAPEX | 2006 | 2007 |
|---|---|---|
| Acquisitions | 32 | 1,240 |
| Growth | 24 | 39 |
| Stay-in-business | 42 | 49 |



*Origin Energy is Australia's largest installer of grid-connected solar systems.*

To retain and attract new customers we launched a new brand campaign around our sustainability positioning and a new tagline of 'together we can make a difference™'. Origin Energy surveys indicate we have the highest level of brand awareness in our key markets.

**GREEN ENERGY**

Origin Energy is the leader in green energy sales with 33% of this fast-growing market. We have signed up more than 250,000 green energy customers.

For the third time, Origin Energy has been rated by Green Electricity Watch, a representative group of environmental NGOs, as having the best green electricity product in the market.

Consistent with our brand positioning, we expanded our green product range. During the year, we launched our Carbon Reduction Scheme that provides customers with an opportunity to calculate and offset their greenhouse gas emissions.

We continue to invest in, and grow, our solar business. Sales of grid-connected solar photovoltaic installations grew by over 300% in 2006/07. We introduced an innovative solar hot water product, which allows customers to add solar panels to their existing gas or electric system. Our online sales capability has positioned this business for significant future growth.

**ELECTRICITY, NATURAL GAS AND LPG**

Origin Energy's integrated business model and prudent approach to risk management were key contributors to this year's financial performance. Despite an average increase in electricity pool prices of around 60% this year, our cost of goods sold in the electricity business increased by only 2% compared with last year.

Electricity sales volumes increased by 47% to 23 TWh, customer numbers increased by 90% to 1.8 million and revenues increased by 48%. Natural gas sales volumes increased from 120 PJ to 125 PJ and revenues were steady at $883 million, reflecting a greater proportion of lower tariff industrial and wholesale customers. Total gas customer numbers declined by 5,000.

The LPG business recorded sales revenue of $577 million, 4% higher than last year. This was achieved on sales volumes which were 7% lower than last year and reflects the passing on of higher wholesale purchasing costs. Sales volumes were lower due to the end of wholesale arrangements with other LPG retailing companies and lower commercial and residential use, driven by milder weather.

During the year the Rockgas LPG business in New Zealand was sold to Contact Energy for NZ$156 million.


AFL

*Marketing programs, like our Australian Football League green energy partnership, reinforce Origin Energy's position as Australia's leading green energy provider.*

**million**

**customers**

**PJe**

**energy sales, up 15%**

✔ Achieved = Partially achieved or in progress ✘ Not achieved

## PROGRESS SCORECARD – 2006/07

| 2006/07 WE SAID | | HOW WE WENT |
|---|---|---|
| Maintain retail margins across natural gas, electricity and LPG. | ✘ | EBITDAF margins of 8.7% across natural gas, electricity and LPG, or 9.2% excluding LPG, were slightly lower than last year (9.2% and 9.5% respectively). |
| Maintain overall customer numbers, with continued expansion in the NSW market, and prepare for contestability in QLD. | ✔ | Increased total customer accounts by 22,000. Continued to grow our position in NSW and SA electricity markets. Acquired over 890,000 customers with Sun Retail. |
| Further reduce cost-to-serve per customer by automating manual processing and reviewing key transactional processes. | ✔ | Despite record levels of customer churn, cost-to-serve reduced by 2% on average for natural gas and electricity. |
| Continue to focus on billing, credit and receipting activities to reduce working capital requirements. | = | Working capital management increased due to new customer hardship management practices, increased churn and customer insolvencies. Expect further improvements in the coming year. |
| Continue to purchase electricity at a competitive cost within acceptable risk limits. | ✔ | Despite an average increase in electricity pool prices of around 60% this year, our cost of goods sold in the electricity business increased by only 2% compared with last year. |
| Develop effective and efficient acquisition channels to ensure our cost to acquire customers is reduced. | ✔ | Continued the use of internal customer acquisition channels to cross sell our products. |
| Develop and invest in retention strategies and customer loyalty programs to ensure our customer base is maintained and the Origin Energy brand is reinforced. | ✔ | Used loyalty products and rewards to help keep customer losses below market churn rates in our key markets (VIC, SA, QLD). Our market research indicates Origin Energy has the highest top-of-mind brand awareness. |
| Increase customers billed to GreenEarth and other green energy products to 150,000 by 30 June 2007. | ✔ | Signed more than 250,000 customers to green energy by 30 June 2007, with almost 240,000 established in our billing systems. |

**2008 TARGETS**

- Maintain customer margins across natural gas, electricity and LPG.
- Maintain aggregate customer numbers across the VIC, SA, QLD and NSW markets.
- Further reduce cost-to-serve per customer, including integrating Sun Retail back office processes by March 2008.
- Focus on collection effectiveness to reduce bad debt levels, and payment channel mix to improve working capital position.
- Effectively manage the risks associated with the purchase of electricity, natural gas and LPG.
- Increase customers on accredited green energy by 50% to 375,000 by June 2008.
- Grow both revenue and profitability in the carbon reduction business and our solar business.
- Maintain national brand awareness leadership and improve customer brand preference.
- Reduce customer complaints by 5% by June 2008 and continue to improve issues resolution, and customer hardship programs.

DIVERSIFICATION AND LONG-TERM OPPORTUNITIES



# Contact Energy

## Contact Energy has embarked on a NZ$2 billion renewables program and has had a successful year in challenging market conditions.

"Contact Energy's Geothermal Generation Team is an exciting place to be right now as the company works to expand its geothermal operations with two new renewable power stations. As baseload renewable energy, geothermal electricity has an important role to play in delivering a cleaner energy future."

**TEDDY BASSICK, GENERATION TECHNICIAN**
*is at Contact Energy's Binery Plant in Wairakei, New Zealand.*

TWh

electricity generated, down 5%

customers

Origin Energy owns a 51.4% stake in the New Zealand-listed Contact Energy. Like Origin Energy, Contact Energy operates in the competitive generation and retail energy sectors. This is the second year in which Contact Energy has made a full year contribution to Origin Energy's results.

Contact Energy owns a substantial portfolio of generation plants and over the 2007 financial year Contact Energy generated around 28% of New Zealand's total electricity through its hydro, gas and geothermal power stations.

Contact Energy has 513,000 electricity, 75,000 gas and 46,000 LPG customers (including 15,000 Rockgas franchisees).

**ROCKGAS**

On 30 April 2007, Contact Energy acquired the Rockgas LPG business from Origin Energy, positioning Contact Energy as the only energy company in New Zealand to offer dual fuel products across the country.

**MARKET CONDITIONS**

Unlike the 2005/06 year, New Zealand had high inflows into key hydro catchments during 2006/07 – making increased hydro generation of electricity possible.

**GROWTH – KEY INDICATORS AND TRENDS (A$M)**



2,000
1,500
1,000
500
1,740
477
355
126
REVENUE
EBITDAF
EBIT
CAPEX*
2006
2007


| * CAPEX | 2006 | 2007 |
|---|---|---|
| Acquisitions | – | – |
| Growth | 20 | 58 |
| Stay-in-business | 99 | 68 |

The increased availability of hydro generation resulted in a 42% reduction in wholesale electricity prices, from an average of NZ$93 for 2005/06 to NZ$54 for 2006/07. However, Contact Energy's integrated model saw its Retail segment benefit from lower electricity purchasing costs – illustrating the importance of a balanced and complementary generation portfolio, and a balance between the retail and generation business.

**RENEWABLE GENERATION**

Contact Energy plans to invest up to NZ$2 billion in renewable electricity generation projects over the next five years. In July 2007, Contact Energy filed resource consent applications for its proposed 225 MW Te Mihi geothermal power station, and expects to file applications for a similar station – proposed at Tauhara – by mid-2008.

In New Zealand, geothermal energy harnesses heat from deep inside the earth and uses steam and hot geothermal water to produce baseload power. Fast tracking geothermal energy development is critical to meet New Zealand's increasing electricity demand.

Contact Energy is also investigating wind generation sites and expects to announce new opportunities towards the end of the calendar year 2007.

**FINANCIAL PERFORMANCE**

On consolidation, Contact Energy contributed $477 million to Origin Energy's EBITDAF, 2% lower than the $488 million for 2005/06. Contact Energy's EBIT for the 2005/06 financial year included a one-off benefit of $30.9 million on the sale of Contact Energy's interest in the Valley Power generation asset.

A reduction in the New Zealand corporate income tax rate from 33% to 30%, enacted in May 2007, will not have a direct impact on Contact Energy's income tax until 2008/09. However, enacting the reduced tax rate triggered a restatement of deferred tax balances at 30 June 2007 – resulting in a net tax benefit of $57 million in Origin Energy's accounts (or $29 million after eliminating minority interests).

More information on Contact Energy's financial performance is available at www.contactenergy.co.nz



## TO A POSITIVE FUTURE FOR ALL STAKEHOLDERS

# Sustainability

**This year we reviewed our sustainability objectives to ensure we remain at the forefront of sustainable practices.**

At Origin Energy, one of the principles that guides our decision making is that the value we create will be distributed to stakeholders, recognising the need to ensure the sustainability of our business, and its impact on the environment and communities in which we operate.

During this year we reviewed our sustainability objectives. We did this to ensure that we are continually improving the sustainability performance of our business. In the December quarter of 2007, we will release a sustainability report with our new objectives and some of the initiatives we are pursuing. Challenges and highlights for 2006/07 follow.

### ENVIRONMENT

One of our most significant sustainability issues is greenhouse gas emissions and climate change policy. We have been, and continue to be, a leading advocate of a national emissions trading scheme. There is now bipartisan political support for such a scheme. Imposing a price on carbon emissions provides a degree of certainty on which to base our decisions to invest in long-term assets such as power stations, regardless of their fuel source.

In January 2004, we committed to offsetting emissions from our offices, shops, LPG terminals and our SLIVER solar pilot plant. In January 2007, we extended this commitment to offsetting emissions from Origin Energy-related air and vehicle travel, and electricity used at our generation plants.

Origin Energy is responsible for managing several contaminated gas manufacturing sites where operations ceased decades ago. We ensure all contaminants are carefully managed to avoid any impact on the health of the community and on the surrounding environment.

This year we progressed remediation works at the Newstead site in Queensland, with regulatory approvals expected in December 2007. We also completed all agreed remediation activities at the former Launceston gasworks and sold the property.

There were no breaches of significant environmental regulations and there were no fines or penalties imposed on Origin Energy during the year.

### EMPLOYEES

Our employee numbers increased by 118 to 3,632, due to increased requirements from our coal seam gas operations, development projects and our new Sun Retail business.

Once again we were accredited as an Employer of Choice for Women by the Australian Government's Equal Opportunity for Women in the Workplace Agency.

During the year we implemented a series of safety-related initiatives including a national safety week. Our primary safety performance measurement is the number of injuries causing lost time for employees and contractors, and the number of injuries defined as moderate medical injuries for employees per million hours worked. While we did not meet our target of 4.4, this ratio improved 11%, from 5.5 in June 2006 to 4.9 in June 2007. The industry standard measure of Total Recordable Incident Frequency Rate (TRIFR), which captures all incidents, improved by 32% from 23.9 to 16.3 as at 30 June 2007. We will use this measure to report our safety performance in the future.

**CUSTOMERS AND THE COMMUNITY**

Origin Energy plays an active role in the communities in which it operates, through hardship programs, community initiatives and training programs. Our 'Power On' program assists customers through difficult times with a range of long-term or short-term payment solutions. We have contracted Kildonan Child and Family Services to provide services such as energy use audits, to customers in financial difficulties.

This year we ran a number of successful community initiatives. In 2006, our Home Energy Project was awarded the Australian Museum's Eureka Prize for environmental sustainability education. The program focusses on energy efficiency and is delivered to over 3,000 schools.

In the Maranoa region of south-west Queensland, close to our coal seam gas assets, Origin Energy launched the 'Origin community skills scholarship initiative'. In July 2007, six talented young apprentices were awarded Origin community skills scholarships to help them kick start their careers.

Origin Energy's Kupe Gas Project has a community grants program and this year funding was increased to NZ$50,000 from which 11 local groups from the South Taranaki community were awarded grants.



"Our Maranoa community skills scholarships provide financial and mentor support for locals undertaking apprenticeships, from any trade. This long-term initiative was developed in consultation with the community, and will help kick start local careers."

**PAUL ZEALAND, GENERAL MANAGER EXPLORATION AND PRODUCTION**
*is pictured next to Robert Webb, Electrical Apprentice (left). At right is Peter Parker, Robert's mentor and Superintendent at Origin Energy's Spring Gully Gas Plant.*

## CORPORATE PROGRESS SCORECARD – 2006/07

| 2006/07 WE SAID | HOW WE WENT | 2008 TARGETS |
|---|---|---|
| **Finance, Procurement and IT** | | |
| • Review the capital structure of the group and pursue the opportunities to optimise this structure. | ✔ Issued $200 million of five-year medium term notes. Implemented $473 million equity placement and share purchase plan; $900 million five-year syndicated bank debt facility; and funding of the Kupe Gas Project. Maintained BBB+ long-term credit rating. | • Maintain an appropriate capital structure while continuing to fund development and acquisition opportunities. |
| • Actively manage tax planning and compliance in Australian and foreign jurisdictions. | ✔ Established in-house tax specialist function in New Zealand. Conducted tax specialist reviews of all material contracts and transactions. | • Rationalise finance systems by migrating Exploration and Production to corporate systems and reducing the number of corporate reporting tools. |
| • Provide acquisition support through tax, accounting and treasury advice. | ✔ Supported all significant transactions and development projects. | • Implement a group-wide asset management system. |
| • Continue to develop and enhance management systems and process improvements for Finance, Tax, Treasury and Information Technology. | ✔ Enhanced financial reporting systems, solutions for new accounting obligations, and developed new IT management processes and systems. | • Pursue process simplification and increase the extent of common processes. |
| **Corporate Development** | | |
| • Analyse Origin Energy's businesses and investments to ensure optimal returns to shareholders while maintaining an acceptable portfolio risk. | ✔ Sold our Networks business to APA Group. Sold Rockgas to Contact Energy. Reviewed and rejected AGL nil-premium merger proposal. | • Monitor risk and maintain adequate risk capacity to ensure appropriate commodity risk exposure limits are in place. |
| • Evaluate and pursue potential growth opportunities. | ✔ Bid for, and acquired, QLD Government's retail electricity business, Sun Retail, in February 2007. | • Evaluate and pursue potential growth opportunities. |
| • Continue remediation and divestment strategies for remaining contaminated sites. | ✔ Remediation works at Newstead in QLD approaching completion. Regulator approvals expected in December 2007.<br>Completed all agreed remediation activities at the former Launceston (TAS) gasworks and sold the property. | • Continue responsible management of contaminated sites. Develop remediation and development strategies where appropriate. |
| **Corporate Communications and Government Relations** | | |
| • Participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia. | ✔ Supported governments' consideration of market-driven outcomes including retail privatisation in QLD, competition reviews, and progress to remove retail price controls. | • Participate in the further evolution of the energy market governance structure towards a competitive and sustainable industry. |
| • Pursue climate change policies that remove uncertainty for the development of renewable and low-emission energy generation. | ✔ Advocated a national emissions trading scheme. The National Emissions Trading Task Force, and the Prime Minister's Emissions Trading Task Group recognised our position. | • Contribute to a policy and industry response to climate change that delivers further certainty for low and zero-emission energy generation. |

✔ Achieved = Partially achieved or in progress ✘ Not achieved

### Human Resources, Health, Safety and Environment

| 2006/07 WE SAID | HOW WE WENT |
|---|---|
| Reduce employee lost time and moderate medical treatment plus contractor lost time injuries per million hours worked from 5.5 to 4.4. | ✘ Did not meet target. However, our result was an 11% improvement on 2005/06 at 4.9. |
| Complete a full review of the company's Health, Safety and Environment Management System (HSEMS) and implement changes. | ✔ Completed HSEMS review and incorporated changes into published document. |
| Conduct three-yearly HSEMS verification audit. | ✔ Conducted HSEMS audit between April and June 2007. |
| Broaden the focus of the EOWA program to diversity initiatives. | ✔ Implemented pilot program for phased retirement, parental leave seminars and career development programs for women. |
| Continue to build leadership capability through succession management and leadership development programs. | ✔ Identified talent pools and succession plans at senior and other levels. Targeted employees participated in leadership assessment and development programs. |
| Continue to develop a constructive workplace culture that is supportive of our diverse workforce, and embeds our principles and values. | ✔ Conducted senior management 360-degree surveys and coaching for those managers. Revised performance management system to include values-based behaviour. |
| Develop and implement employee relations management process for major projects. | ✔ Developed an Employee Relations Management Plan process, including industrial relations risk assessments. Piloted the process for the Kupe Gas Project. |

**2008 TARGETS**

- Achieve a 20% improvement in Total Recordable Incident Frequency Rate (TRIFR) to 9.8.
- Continue to build leadership capability through succession management and leadership development programs.
- Continue to develop a constructive workplace culture that is supportive of our diverse workforce, and embeds our commitments, principles and values.
- Revise Code of Conduct and deliver training to all employees.
- Ensure remuneration and recruitment practices are competitive.

### Company Secretarial

| 2006/07 WE SAID | HOW WE WENT |
|---|---|
| Review insurance to seek further enhancements and an improved matching of program to business risks. | ✔ Reviewed risk tolerance, benchmarking and, risk profiling, and conducted a risk gap analysis to ensure alignment between Origin Energy's insurance program and identified business risks. |
| Continue to improve corporate practices and policies to achieve higher standards of corporate governance. | ✔ Implemented a process for managing key documents. Reviewed governance documents in areas such as whistleblowing, privacy, gifts and conflicts of interest. |
| Enhance and extend compliance programs to achieve higher level of risk and compliance assurance. | ✔ Finalised corporate audit and review registry. Developed governance training initiatives. Extended operational risk management practices into corporate and commercial areas. Implemented a new delegated authorities management system. |
| Continue to improve commodity risk and risk capacity systems to ensure appropriate exposure limits are in place. | ✔ Updated risk capacity analysis to confirm exposure limits. Updated Commodity Risk Management System directives. |

**2008 TARGETS**

- Further enhance insurance program to match insurance with all business risks and reduce the total cost of insurable risk.
- Prepare and implement improvements to corporate practices and policies to achieve higher standards of corporate governance and compliance with new ASX Corporate Governance Council Recommendations.
- Improve and extend compliance programs to achieve a higher level of risk and compliance assurance, and general conformity with AS 3806.

# BOARD OF DIRECTORS



***Left to right:*** *H Kevin McCann AM, Grant A King, Helen M Nugent AO, Bruce G Beeren, J Roland Williams CBE, Trevor Bourne, Gordon M Cairns.*

### H Kevin McCann AM
**Independent Non-executive Chairman**
Aged 66

Kevin McCann joined the Board as Chairman in February 2000. He is Chairman of the Nomination Committee and a member of the Audit, Remuneration, and Health, Safety and Environment committees. Kevin is Chairman of Healthscope Limited (since March 1994) and Sydney Harbour Federation Trust. He is lead independent director of Macquarie Bank Limited (a director since December 1996) and a director of BlueScope Steel Limited (since May 2002).

He practised as a commercial and corporate lawyer at Allens Arthur Robinson, a national law firm, for over 34 years. He was Chairman of Allen Allen & Hemsley and Allens Arthur Robinson for nine years. Kevin was previously Chairman of Triako Resources Limited (April 1999-September 2006).

He is also a member of the Australian Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. He has an Arts degree, a Law degree (Honours), a Masters in Law and is a fellow of the Australian Institute of Company Directors.

His community activities include the Chair of the Development Council National Library of Australia, the Sydney University Law School Campaign and member of the Council of Playing Healthy.

His extensive legal and commercial expertise, particularly in the resources industry, and his experience as a director of successful Australian companies together with service on State and Commonwealth authorities has been valuable to the Origin Energy Board, and in his role as Chairman.

### Grant A King
**Managing Director**
Aged 52

Grant King was appointed Managing Director of Origin Energy at the time of its demerger from Boral Limited, in February 2000, and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager, AGL Gas Companies. Grant King is Chairman of Contact Energy Limited (since October 2004) and Chairman of Energy Supply Association of Australia Limited (since November 2005). He is a former director of Envestra Limited (1997-2007). He is a councillor of the Australian Petroleum Production and Exploration Association. Grant has a Civil Engineering degree and a Master of Management.

### Helen M Nugent AO
**Independent Non-executive Director**
Aged 58

Helen Nugent joined the Board in March 2003 and is a member of the Audit (Chairman from 1 September 2007), Remuneration and Nomination committees.

She is an experienced professional non-executive director, who is currently Chairman of Swiss Re Life and Health (Australia), Funds SA and Hudson Australia/New Zealand, as well as being a director of Macquarie Bank (since June 1999) and Freehills. Previously, she has been a director of UNiTAB (July 1999-October 2006) and Carter Holt Harvey (from May 2003 to January 2006).

Prior to becoming a non-executive director, she was Director of Strategy at Westpac Banking Corporation; Professor in Management and Director of the MBA program at the Australian Graduate School of Management; and a partner with McKinsey & Company, where she specialised in financial services and mining. Helen has a Bachelor of Arts (Honours) Degree and a Doctorate of Philosophy from the University of Queensland and a Master of Business Administration with Distinctions from the Harvard Business School. She is a fellow of the Australian Institute of Company Directors.

Her extensive commercial, risk management and strategic expertise, and her experience on the boards of a number of major companies, have been of considerable value to the Origin Energy Board.



**Bruce G Beeren**
**Non-executive Director**
Aged 58

Bruce Beeren joined the Board as an executive director in March 2000. He retired from his position as executive director on 31 January 2005, and continues on the Origin Energy Board as a non-executive director. He is a member of the Audit, Remuneration and Nomination committees. With over 30 years experience in the energy industry, he was Chief Executive Officer of VENCorp, the Victorian gas system operator, when it was established in 1997 and held several senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. He is a director of Contact Energy (since October 2004), Coal & Allied Industries Limited (since July 2004) and Equipsuper Pty Limited (since August 2002). He is a former director of Envestra Limited (2000-2007) and Veda Advantage Limited (2004-2007). He has a Science degree, a Commerce degree and a Master of Business Administration, and is a fellow of CPA Australia and the Australian Institute of Company Directors.

Bruce Beeren's extensive energy industry experience and financial expertise has proven valuable, and he brings to the Board an understanding of the key issues that the company faces.

**J Roland Williams CBE**
**Independent Non-executive Director**
Aged 68

Roland Williams joined the Board in February 2000 and is Chairman of the Audit (to 1 September 2007) and the Health, Safety and Environment committees and a member of the Nomination Committee. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited prior to which he held the positions of Managing Director, Shell International Gas, and President, Shell Coal International. Roland Williams was previously a director of Woodside Petroleum (1995-1999), Chairman of Australian Magnesium Corporation Limited (2000-2003) and a director of United Group Limited (1999-2003). He is a director of Boral Limited (since 1999), a Council Member of the Australian Strategic Policy Institute Limited and Chairman of the General Aviation Strategic Industry Leadership Group. He holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institution of Chemical Engineers and a Companion of the Institution of Gas Engineers and Managers.

His extensive experience in the petroleum and resources industry and broad commercial expertise is of proven value to the Board and particularly in its consideration of operations and oil and gas investments.

**Trevor Bourne**
**Independent Non-executive Director**
Aged 61

Trevor Bourne joined the Board in February 2000 and is Chairman of the Remuneration committee and a member of the Nomination and Health, Safety & Environment committees. He retired in December 2003 as Chief Executive Officer of Tenix Investments Pty Limited. Prior roles include Managing Director of Brambles Australia Limited, and several directorships in Brambles subsidiaries and joint ventures. Trevor Bourne is Chairman of Hastie Group Limited (since November 2004), a director of Coates Hire Limited (since February 2004), a director of Caltex Australia Limited (since March 2006) and Lighting Corporation Limited (since February 2004). He has a Mechanical Engineering degree (with Merit) and a Master of Business Administration.

His broad business background and his leadership experience ensures that he brings to the Board an understanding of the key issues that drive Origin Energy's business.

**Gordon M Cairns**
**Independent Non-executive Director**
Aged 57

Gordon Cairns joined the Board on 1 June 2007 and is a member of the Remuneration, Nomination and Health, Safety and Environment committees. He has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited. He has held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé.

Gordon is currently a director of Westpac Banking Corporation, Opera Australia and The Centre for Independent Studies. He is also an adviser to Caliburn Partnership and McKinsey & Co and a member of the Asia Pacific Advisory Board of CVC Capital Partners. He holds a Master of Arts (Honours) from the University of Edinburgh.

Gordon brings to the Origin Energy Board a wealth of management expertise and broad experience from highly competitive retail markets. His management and marketing expertise will be particularly valuable in view of Origin Energy's growth profile and significant Retail business.

**Colin B Carter**
**Independent Non-executive Director**
Aged 64

On 20 April 2007, Colin Carter announced his retirement from the Board.

Colin, who was appointed in February 2000 upon the formation of Origin Energy, was Chairman of the Health, Safety and Environment Committee and a member of the Remuneration and Nomination committees. He holds directorships of Wesfarmers Limited (since September 2002), SEEK Limited (since March 2005), Fosters Group (since March 2007) and several not-for-profit organisations. Colin is Chairman of the Indigenous Enterprise Partnerships and is a Commissioner of the Australian Football League. He has a Commerce degree and a Master of Business Administration.

# EXECUTIVE MANAGEMENT TEAM



### 1. Karen Moses
### Chief Operating Officer, Australia

Karen Moses joined Boral Energy (now Origin Energy) in December 1994 and is responsible for effectively managing the integrated operations of Origin Energy within Australia including oil and gas exploration and production, power generation and natural gas, electricity and LPG trading and retailing. She is a director of Contact Energy Limited, Energy and Water Ombudsman (Victoria) Limited, and the Centre for Engineering Leadership and Management – as well as a director of Victorian Energy Networks Corporation (VENCorp), and chair of its Safety and Emergency Committee. Prior to joining Origin Energy, Karen held development and trading roles with the Exxon Group (1983-94). She has a Bachelor of Economics and a Diploma of Education from the University of Sydney, and is a member of the Australian Institute of Energy, the Australian Institute of Company Directors and Chief Executive Women.

### 2. Andrew Stock
### Executive General Manager, Major Development Projects

Andrew Stock joined Boral Energy (now Origin Energy) in December 1984 and is responsible for major capital development projects in upstream petroleum and power generation, and the low-emissions technology businesses. He is a director of Geodynamics Limited. Prior to joining Origin Energy, Andrew held senior management positions in the energy marketing, oil and gas, and petrochemical industries. He has a Bachelor of Chemical Engineering (Honours) from the University of Adelaide, is a Fellow of the Institution of Engineers Australia, and a member of the Australian Institute of Company Directors and Australian Institute of Energy.

### 3. Robbert Willink
### Executive General Manager, Exploration

Rob Willink joined SAGASCO Resources (now Origin Energy) in 1988 and is responsible for oil and gas exploration. Prior to joining Origin Energy, Rob was a petroleum geologist with Shell in Australia, Oman and Turkey, and was a senior lecturer in petroleum geology at the University of Adelaide (1997). Rob has a Bachelor of Science (Honours) from the University of Tasmania and a Doctorate in Philosophy (Geology) from The Australian National University. He is a member of the Petroleum Exploration Society of Australia and the Australian Petroleum Production and Exploration Association's Exploration Committee.

### 4. Frank Calabria
### Chief Financial Officer

Frank Calabria joined Origin Energy in November 2001 and is responsible for the finance, procurement and information technology functions. Prior to joining Origin Energy, Frank held senior finance positions with Pioneer International Limited, Hanson plc and Hutchison Telecommunications. Frank has a Bachelor of Economics from Macquarie University and a Masters of Business Administration (Executive) from the Australian Graduate School of Management. He is an Associate of the Institute of Chartered Accountants of Australia and a Fellow of the Financial Services Institute of Australasia.

### 5. Gary Stanford
### Executive General Manager, Corporate Development

Gary Stanford joined Boral Energy (now Origin Energy) in 1996 to establish an electricity trading operation for the company. He is responsible for planning and business development, investor relations and corporate risk reporting and was previously General Manager Energy Risk Management. Prior to joining Origin Energy, Gary held senior positions in the New South Wales Government-owned generator Pacific Power's Treasury Group. He has a Bachelor of Commerce from the University of New South Wales and a Masters of Applied Finance from Macquarie University. Gary is also a Fellow of the Financial Services Institute of Australasia and is a Certified Finance and Treasury Professional (Snr) of the Finance and Treasury Association.

### 6. Tony Wood
### Executive General Manager, Corporate Communications and Government Relations

Tony Wood joined Boral Energy (now Origin Energy) in January 1994 and is responsible for Origin Energy's corporate reputation and its relationships with governments, the media and the community, with a specific focus on climate change policy. Prior to taking on that role in June 2001, he held the position of General Manager Retail. Before joining Boral Energy, Tony held several positions with the ICI Group including General Manager of dangerous goods transport company, Chemtrans. Tony holds a Masters degree in Science (Physical Chemistry) from the University of Queensland and a post graduate diploma in Business Administration from the Queensland Institute of Technology. He is Chairman of the Participant Advisory Committee of the National Electricity Market Management Company, a Director of the Committee for Melbourne, and a member of the Australian Institute of Energy and the Australian Institute of Company Directors.

### 7. Bill Hundy
### Company Secretary

Bill Hundy joined Origin Energy in July 2001, and is responsible for the company secretarial, insurance, legal and compliance functions. Prior to joining Origin Energy, he was company secretary for Email Limited and Placer Pacific Limited. Bill has a Bachelor of Law and Bachelor of Commerce from the University of New South Wales. He is a Fellow of the Chartered Institute of Secretaries and the Australian Institute of Company Directors.

## Origin Energy's Board and management are committed to the creation of shareholder value and meeting the expectations of stakeholders to practise sound corporate governance.

In achieving our goals, we require everyone within the company to act in accordance with the corporate governance principles and practices adopted by the Board. We review these principles and practices regularly, and revise them as required to reflect changes in law and best practice in corporate governance.

## Compliance with ASX Corporate Governance Council Best Practice Recommendations

The statement, below, reports on our practices – as required by Australian Securities Exchange (ASX) Listing Rules to disclose the extent to which we have followed ASX Corporate Governance Council Best Practice Recommendations (ASX Recommendations) during the 2006/07 financial year. We believe that during the reporting period, and to the date of this report, our governance practices complied with all ASX Recommendations. In addition to this statement, a table summarising our compliance is set out on pages 37 and 38.

## Principle 1: Lay solid foundations for management and oversight

### 1.1 The Board of directors

The Board of directors is made up of five independent non-executive directors, one non-executive non-independent director and one executive director – the managing director. Directors' profiles – with details of directors' skills, experience and special expertise – are on pages 28 and 29 and are also on our website, www.originenergy.com.au.

*ASX Recommendation 2.5*

### 1.2 Roles and responsibilities

The Board is accountable to shareholders for the company's performance.

The Board's roles and responsibilities are formalised in a charter, together with specific matters that are delegated to management. The charter is on our website.

Board responsibilities include:

- approving and overseeing the company's strategic direction, policies and budgets;
- approving and monitoring major investments;
- monitoring performance, including approving annual and half-year financial statements and reports;
- appointing the managing director and monitoring the performance of the managing director and senior management;
- overseeing remuneration, development and succession planning for the managing director and senior management, and ensuring appropriate human resource management systems are in place;
- approving the company's risk profile and financial capacity to absorb risk;
- requiring appropriate risk management systems to be in place and performance reports to be reviewed regularly;
- reviewing and approving the company's compliance systems and corporate governance principles;
- requiring the company to continuously disclose information to the investment community, and for shareholders to have all information they reasonably require to make informed assessments of the company's prospects;
- overseeing the company's commitment to its values, sustainable development, the environment, and employee and contractor health and safety; and
- overseeing the protection and enhancement of the company's reputation.

Board-approved policies, the Code of Conduct and delegated limits of authority define the responsibilities for day-to-day operations delegated to management, and those matters requiring Board approval. The limits of authority are reviewed regularly.

*ASX Recommendation 1.1*

## Principle 2: Structure the Board to add value

### 2.1 Board size and composition

Origin Energy directors determine the Board's size and composition, within limits set by the company's constitution, which requires a Board of between five and 12 directors. As at 30 June 2007, the Board had seven directors – five independent non-executive directors, one non-executive non-independent director and one executive director.

*ASX Recommendation 2.1*

### 2.2 Selection and role of the chairman

The Board selects the chairman from the non-executive independent directors. The chairman leads the Board and oversees the Board organisation and sees that it operates effectively and efficiently. He ensures that directors are briefed before meetings and that they have an opportunity to contribute to Board deliberations. The chairman's role and responsibilities are separate from those of the managing director. The chairman's role includes fostering a good working relationship between the managing director and other directors.

*ASX Recommendations 2.2, 2.3*

### 2.3 Directors' independence

Origin Energy's policy of having a majority of non-executive and independent directors reflects the importance the Board places on independent directors in ensuring that the Board fulfils its responsibilities, and holds management accountable for the company's performance.

In defining the characteristics of an independent director, the Origin Energy Board uses the ASX Recommendations and guidelines, together with its own consideration of the company's operations and businesses. As a provider of energy related products and services to commercial and mass-market customers, Origin Energy supplies products and services to its directors and their associates in the ordinary course of business. The Board has determined that these supply arrangements do not amount to significant contractual arrangements with an impact on director independence – as independent directors do not participate in supply contract negotiation or awarding of competitive tenders.

On 29 August 2007, at the conclusion of its annual review of director independence, the Board formed the view that Mr Kevin McCann, Chairman, and directors Dr Roland Williams, Dr Helen Nugent, Mr Trevor Bourne and Mr Gordon Cairns were independent – those directors having satisfied Origin Energy's definition of an independent director. The full definition used to determine director independence is available on our website.

*ASX Recommendations 2.1, 2.5*

### 2.4 Meetings and the Board's work

The Board schedules 11 meetings a year, including a two-day strategic planning session. If required, additional, unscheduled, meetings are held to deal with urgent matters. During the past year, seven such additional meetings were held. Each year, the Board also visits company operations and meets operational management. During the past year, the Board visited company operations in Queensland, inspecting the Darling Downs Power Station site and nearby coal seam gas developments.

An agenda is prepared for each Board meeting by the managing director, chairman and company secretary to ensure operational, financial, strategic, regulatory and other major risk areas are addressed.

Executive management also reports to the Board on specific matters. Each month, directors receive an operations report, a health, safety and environment report, reports from the chief financial officer and reports on all major projects under construction and, as appropriate, on other company and operational matters.

Non-executive directors also met without the executive directors or management to deal with succession planning, key strategic issues, and Board operation and effectiveness.

### 2.5 Access to information and advice

Directors have a right of access to company employees, advisers and records. In carrying out their duties and responsibilities, directors have access to advice and counsel from the chairman and company secretary, and to seek independent professional advice – at the company's expense – after consultation with the chairman.

As approved by shareholders, the company has a deed of access with each director that gives them a right of access to all documents provided during their time in office, for seven years after they cease to be a director.

*ASX Recommendation 2.5*

### 2.6 Board committees

Four committees assist the Board in executing its duties and in considering complex and significant matters relating to audit; remuneration; health, safety and environment; and nominations.

Each committee has a Board-approved charter setting out its corporate governance roles and responsibilities, composition, structure, membership requirements and operation. Committee meeting minutes are tabled at the following Board meeting, with additional and specific reporting requirements to the Board addressed in the committee charters.

The latest charter for each committee is available on our website, www.originenergy.com.au.

***Current Board committee membership***

| COMMITTEE MEMBERSHIP | AUDIT | REMUNERATION | HEALTH, SAFETY AND ENVIRONMENT | NOMINATION |
|---|---|---|---|---|
| **Non-executive** | | | | |
| **Independent Directors** | | | | |
| Kevin McCann | Member | Member | Member | Chairman |
| Trevor Bourne | | Chairman | Member | Member |
| Gordon Cairns | | Member | Member | Member |
| Helen Nugent | Chairman[1] | Member | | Member |
| Roland Williams | Member[2] | | Chairman | Member |
| **Non-executive** | | | | |
| **Non-independent Director** | | | | |
| Bruce Beeren | Member | Member | | Member |
| **Executive Director** | | | | |
| Grant King | | | Member | |

[1] *Helen Nugent became Chairman of the Audit Committee as from 1 September 2007.*

[2] *Roland Williams was Chairman of the Audit Committee to 1 September 2007.*

### 2.7 Nomination of directors and Board renewal

The Nomination Committee provides support and advice – to ensure that the Board is comprised of directors who are best able to discharge the required responsibilities by:

- assessing the skills required of directors;
- conducting Board reviews;
- establishing processes to identify suitable directors; and
- recommending directors' appointment, and Board and committee structures.

The committee met five times during 2006/07. The Nomination Committee's charter is available on our website.

*ASX Recommendations 2.4, 2.5*

The Board recognises the importance of regular renewal through review of its membership. The Board's Nomination Committee recommends new directors and manages the process for identifying and appointing those new directors.

Criteria for nominees to the Board include:

- outstanding capability and business acumen with broad senior commercial experience;
- cultural fit with the existing Board, and empathy with company culture;
- high personal integrity and an enquiring mind;
- an independent mind, and no conflicts that may affect their ability to act independently; and
- the time to meet the required commitment.

In addition, the composition of the Board should be such that the directors can work together effectively to combine and leverage their skills, knowledge and experience to lead the company in generating shareholder value and meeting other stakeholder expectations.

In seeking candidates, the Nomination Committee can engage consultants to identify or assess applicants. The committee recommends new directors to the full Board, which considers the proposed appointments in light of the Board's needs in meeting its obligations; the company's present and future needs; and the applicant's skills, expertise and experience.

New directors are provided with a letter of appointment, which sets out their rights and responsibilities, and their employment terms and conditions. New directors undergo an induction program during which they are briefed by management on financial, strategic, operational and risk management issues.

Origin Energy's constitution provides for new Board-appointed directors to stand for election by shareholders at the next annual general meeting, and for all directors – other than the managing director – to stand for re-election every three years. An election of directors is held at each annual general meeting.

*ASX Recommendation 2.5*

## Principle 3: Promote ethical and responsible decision making

### 3.1 Conduct

All directors and employees are expected to comply with the law and act with a high level of integrity. Consistent with our statement of principles, commitments and values – see pages 7, 8 and 9 – we have developed and implemented policies governing director and employee conduct in pursuit of company objectives.

We have a 'whistleblower' policy and encourage the reporting of unlawful and unethical behaviour. We promote and monitor compliance with our policies and are committed to protecting those who report breaches in good faith.

A summary of the Code of Conduct is available on our website.

*ASX Recommendations 3.1, 3.3, 10*

### 3.2 Avoiding conflicts of interest

All directors and employees are expected to give their undivided business loyalty to the company when conducting their work related duties. Accordingly, all directors and employees are required to avoid conflicts of interests, being situations where personal interests conflict, or appear to conflict with the interests of Origin Energy as a whole.

In line with the Corporations Act, the Board has adopted a protocol for any director who may have a conflict of interest as the result of a material personal interest in a matter before the Board. Directors are required to declare their interests in any dealings between the company and their related parties. The Board reviews the register of directors' interests and related parties regularly, with all new declarations by directors communicated to all other directors.

Any director who may have a conflict, or potential conflict, does not receive any papers from the company pertaining to those matters, or participate in any meeting to consider, or vote, on the matter giving rise to that conflict.

*ASX Recommendation 3.1*

### 3.3 Securities dealings

Our policy concerning trading in company securities precludes our directors and all employees from dealing in Origin Energy securities from 1 July until announcement of our preliminary-final results, and from 1 January until announcement of the half-yearly results. All directors and employees are prohibited from trading in Origin Energy securities at any time if they possess price-sensitive information not available to the market and which could, reasonably, be expected to influence the market. Directors and employees may not engage in short-term dealings in Origin Energy securities.

Executives are prohibited from entering into hedging transactions that limit the downside risk of any of their unvested equity-based incentives.

Directors and senior management must give the company secretary prior notice of any proposed dealing in Origin Energy securities. The ASX, and all other directors, are notified of any transactions by a director in company securities. Each director has an agreement to provide information to enable notification to the ASX of any share transaction within five business days.

The Dealing in Securities Policy is available on our website.

*ASX Recommendations 3.2, 3.3*

## Principle 4: Safeguard integrity in financial reporting

### 4.1 Audit Committee

The Audit Committee oversees the structure and management systems that ensure the integrity of the company's financial reporting. Committee members have financial expertise and understand the industries in which Origin Energy operates. The chairman of the Board cannot chair the Audit Committee.

The committee meets at least four times per year, and during 2006/07 met four times. An agenda is prepared, and comprehensive papers circulated to committee members before each meeting. Origin Energy's internal and external auditors attend committee meetings, with the managing director attending at the committee chairman's invitation.

The Audit Committee reviews the company's half-yearly and annual financial reports and makes recommendations to the Board on adopting financial statements. The committee provides additional assurance to the Board with regard to the quality and reliability of financial information. The committee has the authority to seek information from any employee or external party.

The internal and external auditors have direct access to the Audit Committee chairman and, following each scheduled meeting, meet separately with the committee without executive directors or management present.

The committee reviews the independence of the external auditor, including the nature and level of non-audit services provided, and reports on this issue to the full Board every six months.

The Audit Committee's charter is available on our website.

*ASX Recommendations 4.2, 4.3, 4.4, 4.5*

### 4.2 External auditor

The external auditor is a key protector of shareholders' interests. Accordingly, the Board believes that the auditor's independence is essential to ensure the company's financial reports are true and fair and meet the highest standards of financial integrity.

To monitor and maintain the external auditor's independence, Origin Energy has adopted a policy which governs the relationship between the auditor, Board and management.

The policy includes:

- independence commitments required from the external auditor, including six-monthly independence declarations and a two-year delay before engagement, or before a review partner can be employed by Origin Energy;
- rotation of the audit partner at least every five years with a two-year cooling off period;
- guidance on general and specific non-audit services the external auditor cannot provide, and an approval process for any acceptable non-audit services; and
- responsibilities and processes for selecting, appointing, reviewing and removing the external auditor.

For the years ended June 2006 and 2007, Mr Duncan McLennan was the KPMG Audit Partner for Origin Energy. In accordance with our policy, the Audit Committee reviewed the auditor's independence in August 2007, confirming his independence.

*ASX Recommendation 4.5*

## Principle 5: Make timely and balanced disclosure

Origin Energy has adopted policies and procedures to ensure compliance with continuous disclosure obligations, and that senior management is accountable for compliance.

We are committed to providing timely, full and accurate disclosure and to keeping the market informed with quarterly releases detailing our exploration, development and production, and annual and half-yearly reports to shareholders.

We disclose all material matters to the ASX immediately and subsequently to the media, as required by the exchange's listing rules. All such releases are posted on our website immediately after we release them to the exchange.

During 2006/07, we complied with our obligations to continuously disclose information to the market. The company secretary has the primary responsibility for communicating with the ASX in relation to compliance with the exchange's listing rules.

We release our investment presentations to the ASX and post them promptly on our website, along with other reports that are not material enough to be an exchange announcement. Shareholders can subscribe to an email notification service and receive immediate notice of any announcements we release.

We also broadcast our major results announcements and annual general meetings on our website.

The Continuous Disclosure Policy and our shareholder communications strategy are available on our website.

*ASX Recommendations 5.1, 5.2*

## Principle 6: Respect the rights of shareholders

### 6.1 Shareholder communications

We are committed to providing a high standard of communication to shareholders and other investors so that they have all available information reasonably required to make informed assessments of Origin Energy's value and prospects.

Annual and half-yearly reports are provided to shareholders other than those who have requested that they do not receive a copy. Shareholders may elect to receive all company reports electronically. As from July 2007, companies are not required to send annual reports to shareholders other than those that have elected to receive them. Origin Energy will be giving shareholders the opportunity to elect to receive printed copies of the annual and half-yearly reports from January 2008.

Origin Energy's website contains all recent announcements, presentations, past and current reports to shareholders, notices of meeting and archived webcasts of general meetings and investor presentations.

Origin Energy's policy on communication with shareholders is available on our website.

*ASX Recommendation 6.1*

### 6.2 General meetings

Origin Energy encourages shareholders to participate in all general meetings. We respect a shareholder's right to ask questions about the management of the company and of the auditor as to its conduct of the audit and preparation of its report. We require our external auditor to attend the annual general meetings and be available to answer questions about the preparation and content of the auditor's report.

Notices of meeting for general meetings are accompanied by explanatory memoranda to provide shareholders with information to enable them to decide whether to attend and how to vote upon the business of the meeting. Full copies of the notice of meeting and the explanatory memorandum are posted on the company's website. Shareholders are encouraged to attend but if they cannot they may vote by appointing a proxy using a form attached to the notice of meeting or use an online facility which was introduced in 2006.

*ASX Recommendation 6.2*

## Principle 7: Recognise and manage risk

The Board has an overarching policy governing the company's approach to risk oversight and management and internal control systems.

The Board is responsible for seeing that there are appropriate policies in relation to risk management and internal control systems. Our policies are designed to identify, assess, address and monitor strategic, operational, legal, reputational, commodity and financial risks to enable us to achieve our business objectives. Specific risks are covered by insurance and Board-approved policies for hedging of interest rates, foreign exchange rates and commodities.

The Board receives monthly reports on key risk areas such as health and safety, project development, commodity exposures and exchange rates. A general company-wide review of major risks is undertaken for all corporate, operational and development activities. Major risks are reported to the Board, along with controls and risk treatment plans.

The Board requires all company business activities to comply with the law and Board-approved delegated limits of authority. Board, executive and business unit level controls are designed to safeguard company and stakeholders' interests, including compliance with authority limits, occupational health and safety, employment practices, environmental matters and trade practices.

The company places considerable importance on maintaining strong control across all corporate and operational activities and in developing and constructing major projects. Our organisational structure has clear lines of accountability – with detailed control procedures for management accounting, financial reporting, environment, health and safety, information technology, security, compliance and project development.

The internal audit function has a mandate for reviewing and recommending improvements to company controls, processes and procedures across corporate and business activities. Internal audit reports to both business unit management and the Audit Committee. In addition to ongoing management review, detailed half-yearly questionnaires on key aspects of operational and financial risks are completed and reviewed by senior management and the Audit Committee, and reported to the Board.

When presenting financial statements for Board approval, the managing director and chief financial officer provide a formal statement that:

- the financial statements present a true and fair view in all material respects of Origin Energy's financial condition and operational results, and are in accordance with the relevant accounting standards;
- the financial statements are founded on a sound system of risk management and internal compliance and control, which implements policies adopted by the Board; and
- risk management and internal control systems are sound and operating effectively in all material respects.

This process was completed in February 2007 and July 2007 in conjunction with the half-year and year-end reporting.

The Risk Management Policy is available on our website.

*ASX Recommendations 4.1, 7.1, 7.2, 7.3*

## Principle 8: Encourage enhanced performance

### 8.1 Board performance reviews

Each non-executive director is elected for a three-year term, which is renewable for further terms on the review and approval of the other directors, and re-election by shareholders at an annual general meeting. Directors not due to stand for re-election review the performance of directors who are seeking re-election, and make recommendations to shareholders. The review considers a director's expertise, skill and experience, along with their understanding of the company's business, preparation for meetings, relationship with other directors and management, awareness of ethical and governance issues, and overall contribution. The results are discussed individually with the director under review and then considered by the whole Board – other than the director under review.

The Board has reviewed the performance of Roland Williams and Trevor Bourne who are standing for re-election at the annual general meeting in October 2007. The Board found that both directors have performed well and continue to make valuable contributions and concluded that they should be proposed for re-election. The Board recommendation is included in the notice convening the annual general meeting.

Every second year, the directors review the performance of the whole Board and Board committees. Last year, the review – covering many Board activities and its work program – included assessing time commitments, meeting efficiency and Board contribution to company strategy, monitoring, compliance and governance. The process involves each director and senior manager completing a questionnaire, which enables directors and managers to raise any issues relating to the Board, or a Board committee. The questionnaire covered:

- Board composition and structure;
- the Board's contribution to developing and implementing strategy;
- interaction between the Board and management and between directors;
- processes for monitoring management and business performance; and
- operation of the Board, including conduct of meetings, agenda preparation and time management.

The chairman discusses the questionnaire with each director individually, then the results are discussed by the whole Board, where initiatives to improve or enhance Board performance and effectiveness are considered and recommended.

In late 2006, the Board undertook a comprehensive review of Board succession and compensation.

*ASX Recommendation 8.1*

**8.2 Executive performance reviews**

Each year, the Board assesses the managing director's performance. This includes a review of the financial performance, growth, the economic and business environment, human resources and other achievements.

The managing director reviews the performance of key executives annually. In presenting his findings to the Board, he includes financial performance, and success in meeting personal objectives set at the beginning of the year.

The Remuneration Committee considers the performance of the managing director and key executives in assessing future fixed remuneration and awarding performance-related remuneration through short-term and long-term incentives. Further information is in the Remuneration Report on pages 44 to 60.

*ASX Recommendation 8.1*

## Principle 9: Remunerate fairly and responsibly

**9.1 Remuneration Committee**

The Remuneration Committee ensures that remuneration is consistent with market practice and that Origin Energy can attract, develop and retain valued employees. The committee invites the managing director to meetings, as required, to discuss senior executives' performance and remuneration.

The committee reviews remuneration for the managing director and senior executives annually, against company and individual performance and makes recommendations to the Board.

The committee also oversees preparation of the remuneration report, supporting governance procedures, and company policy on remuneration including:

- general remuneration practices;
- performance management;
- share plans and incentive schemes;
- superannuation; and
- recruitment and termination.

During 2006/07, the committee met five times. The Remuneration Committee's charter is available on our website, and further information is provided in the Remuneration Report on pages 44 to 60.

*ASX Recommendations 9.2, 9.5*

**9.2 Executive remuneration**

The Board, through the Remuneration Committee, ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop talented people, and deliver value to shareholders.

Further information on our Remuneration Policy, along with remuneration details for our key management and five highest-paid executives, is in the Remuneration Report on pages 44 to 60.

The Remuneration Policy is available on our website.

*ASX Recommendations 8.1, 9.1, 9.2, 9.3, 9.4, 9.5*

**9.3 Non-executive directors' remuneration**

Information on remuneration for non-executive directors is in the Remuneration Report on pages 50 to 51.

*ASX Recommendations 9.1, 9.3, 9.5*

## Principle 10: Recognise the legitimate interests of stakeholders

**10.1 Health, Safety and Environment Committee**

A report on health, safety and the environment is made to each Board meeting.

The Health, Safety and Environment Committee met three times during 2006/07 to undertake a more comprehensive review of its areas of responsibility. The committee seeks to establish, maintain and monitor practices that protect employees, contractors and the general public, as well as striving for best practice in sustainable environmental management.

The Health, Safety and Environment Committee's charter is available on our website.

**10.2 Sustainability**

Origin Energy is committed to ensuring that all its activities – as they impact on shareholders, the environment and the community in which it operates – are sustainable. Information on our environmental performance and commitment to stakeholders is on pages 24 to 25. We also produce a report on sustainability annually, covering our environmental, social and economic impacts. The reports are available on our website.

*ASX Recommendations 3.1, 10.1*

## ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS – COMPLIANCE SUMMARY

| PRINCIPLE/ RECOMMENDATION | DESCRIPTION | CORPORATE GOVERNANCE STATEMENT REFERENCE | STATUS |
|---|---|---|---|
| **Principle 1:** | **Lay solid foundations for management and oversight** | | |
| 1.1 | Formalise and disclose the functions reserved to the board and those delegated to management. | 1.2 | Comply |
| **Principle 2:** | **Structure the Board to add value** | | |
| 2.1 | A majority of the board should be independent directors. | 1.1, 2.1 | Comply |
| 2.2 | The chairperson should be an independent director. | 2.2 | Comply |
| 2.3 | The roles of chairperson and chief executive officer should not be exercised by the same individual. | 2.2 | Comply |
| 2.4 | The board should establish a nomination committee. | 2.6, 2.7 | Comply |
| 2.5 | Provide the information indicated in *Guide to reporting on Principle 2.* | 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and Directors' biographies | Comply |
| **Principle 3:** | **Promote ethical and responsible decision making** | | |
| 3.1 | Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:<br>3.1.1: the practices necessary to maintain confidence in the company's integrity;<br>3.1.2: the responsibility and accountability of individuals for reporting and investigating reports of unethical practices. | 3.1 | Comply |
| 3.2 | Disclose the policy concerning trading in company securities by directors, officers and employees. | 3.3 | Comply |
| 3.3 | Provide the information indicated in *Guide to reporting on Principle 3.* | 3.1, 3.2 | 3.1: Comply<br>3.2: Comply |
| **Principle 4:** | **Safeguard integrity in financial reporting** | | |
| 4.1 | Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards. | 7 | Comply |
| 4.2 | The board should establish an audit committee. | 2.6, 4.1 | Comply |
| 4.3 | Structure the audit committee so that it consists of:<br>• only non-executive directors;<br>• a majority of independent directors;<br>• an independent chairperson, who is not chairperson of the board; and<br>• at least three members. | 2.6, 4.1 | Comply |
| 4.4 | The audit committee should have a formal charter. | 2.6, 4.1 | Comply |
| 4.5 | Provide the information indicated in *Guide to reporting on Principle 4.* | 2.6, 4.1, 4.2, Directors' biographies and Directors' Report | Comply |
| **Principle 5:** | **Make timely and balanced disclosure** | | |
| 5.1 | Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance. | 5 | Comply |
| 5.2 | Provide the information indicated in *Guide to reporting on Principle 5.* | 5 | Comply |

| PRINCIPLE/ RECOMMENDATION | DESCRIPTION | CORPORATE GOVERNANCE STATEMENT REFERENCE | STATUS |
|---|---|---|---|
| **Principle 6:** | **Respect the rights of shareholders** | | |
| 6.1 | Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings. | 6.1 | Comply |
| 6.2 | Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. | 6.2 | Comply |
| **Principle 7:** | **Recognise and manage risk** | | |
| 7.1 | The board or appropriate board committee should establish policies on risk oversight and management. | 7 | Comply |
| 7.2 | The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that: | 7 | Comply |
| | 7.2.1: the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and 7.2.2: | 7 | |
| | the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects. | 7 | |
| 7.3 | Provide the information indicated in *Guide to reporting on Principle 7.* | 7 | Comply |
| **Principle 8:** | **Encourage enhanced performance** | | |
| 8.1 | Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives. | 8.1, 8.2, Directors' Report and Remuneration Report | Comply |
| **Principle 9:** | **Remunerate fairly and responsibly** | | |
| 9.1 | Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance. | 9.1, 9.2 and Directors' Report | Comply |
| 9.2 | The board should establish a remuneration committee. | 2.6, 9.1 | Comply |
| 9.3 | Clearly distinguish the structure of non-executive directors' remuneration from that of executives. | 9.2, 9.3 and Remuneration Report | Comply |
| 9.4 | Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders. | 9.2 and Remuneration Report | Comply |
| 9.5 | Provide the information indicated in *Guide to reporting on Principle 9.* | 2.6, 9.1, 9.2, 9.3 | Comply |
| **Principle 10:** | **Recognise the legitimate interests of stakeholders** | | |
| 10.1 | Establish and disclose a code of conduct to guide compliance with legal and other obligations. | 3.1 | Comply |

In accordance with the Corporations Act 2001, the directors of Origin Energy Limited report on the Company and the consolidated entity, being the Company and its controlled entities ('Company'), for the year ended 30 June 2007.

## 1. Principal activities

During the year, the principal activity of the Company was the operation of energy businesses including:

- exploration and production of oil and gas;
- electricity generation;
- wholesale and retail sale of electricity and gas; and
- investment in, and the management of, utility infrastructure.

## 2. Result

Origin Energy reported a net profit after tax and minority interests of $456.9 million for the year ended 30 June 2007 ('Statutory Profit'), a 38% increase on the prior year. After removing the after tax effect of significant items including the sale of the Networks business, impairment of producing assets, changes in fair value of financial instruments on commodities, termination of the Mount Stuart Power Purchase Agreement and legislated changes in the New Zealand tax rate, the underlying net profit after tax ('Underlying Profit') increased by 10% to $370.2 million from $337.9 million.

| YEAR ENDED 30 JUNE | 2007 ($M) | 2006 ($M) | CHANGE (%) |
|---|---|---|---|
| Total external revenue | **6,456** | 5,880 | 10 |
| EBITDAF[1] | **1,201** | 1,076 | 12 |
| EBIT | **943** | 791 | 19 |
| Net profit after tax before elimination of minority interests | **592** | 454 | 30 |
| Minority interests | **135** | 122 | 10 |
| Statutory Profit | **457** | 332 | 38 |
| Significant items | **87** | (6) | – |
| Underlying Profit | **370** | 338 | 10 |
| Basic earnings per share on Statutory Profit (cents) | **54.7** | 41.9 | 30 |
| Basic earnings per share on Underlying Profit (cents) | **44.3** | 42.7 | 4 |
| Free cash flow[2] | **595** | 583 | 2 |
| Capital expenditure | **2,027** | 897 | 126 |
| OCAT Ratio[3] | **11.5%** | 12.5% | – |
| Adjusted [net debt/(debt + equity)][4] | **42%** | 42% | – |

[1] *EBITDAF is defined as earnings before interest, tax, depreciation and amortisation and the impact of fair value changes to financial instruments.*

[2] *Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.*

[3] *OCAT Ratio = (OCAT – interest tax shield)/funds employed.*

[4] *Adjusted to exclude impact of derivative financial instruments.*

## 3. Significant changes in the state of affairs

The following significant events occurred during the year:

- **Acquisitions**
  Sun Retail – On 1 February 2007 the Company acquired the Sun Retail electricity retail business from the State of Queensland for $1.2 billion. The acquisition was partly funded by the placement of 56.3 million shares and a Share Purchase Plan for 11.7 million shares raising net $473 million. The balance of the purchase price was funded by debt.
- **Divestments**
  Networks business – An agreement to sell the Networks business was signed on 4 April 2007. Completion of the SEA Gas Pipeline portion of this business was effected on 29 June 2007. The completion of the sale of the balance of the business was effected on 2 July 2007.
- **Commenced operations**
  BassGas – On 1 September 2006, the BassGas development began operations and commercial production. The project is expected to produce 20 PJ of sales gas and around 1.4 million barrels of liquids (condensate and LPG) per annum for the next 15 years. Origin Energy is the operator and has a 42.5% interest in the project.
- **Projects under construction**
  Kupe Gas Project – Construction of the Kupe Gas Project in New Zealand commenced in July 2006 and continued towards a target of first production of commercial gas and liquid hydrocarbons in mid-2009. The project is expected to produce around 20 PJ of gas, 1.7 million barrels of condensate and 90,000 tonnes of LPG per annum. Origin Energy is the operator and has a 50% interest in the project.

  Otway Gas Project – Construction of the Otway Gas Project continued towards expected commencement of production in September 2007. The project is expected to produce around 60 PJ of gas and one million barrels of liquid hydrocarbons per annum. Origin Energy has a 30.75% interest in the project.
- **Projects approved**
  Spring Gully gas field – On 3 April 2007, the Company committed to the expansion of coal seam gas production from the Spring Gully gas field to 20 TJ per day and the construction of a reverse osmosis water treatment plant for a capital cost of $53 million.

  Quarantine Power Station – On 10 May 2007, the Company committed to the expansion of the Quarantine Power Station on Torrens Island in South Australia. The power station development will involve the construction of an additional 120 MW gas-fired peaking power generator for an estimated capital cost of $80 million. The development is expected to be completed by December 2008.

  Darling Downs Power Station – In May 2007, the Company committed to the development of a 630 MW gas-fired power station at the Darling Downs site in Queensland for an estimated capital cost of $780 million. Further gas field development and the associated pipeline infrastructure to supply the power station with an additional 44 PJ per annum was approved for a further capital expenditure of $500 million. The plant is expected to be in production by early 2010.

- **Reserves**
  Gas reserves were increased following the annual review of reserves across the Company's Exploration and Production interests. Proved and probable reserves were increased by 42% from 2,436 petajoules equivalent (PJe) to 3,471 PJe. This included a net increase in coal seam gas reserves of 80% or 1,095 PJe to 2,470 PJe.

The events described above and those as disclosed in the Financial Statements represent the significant changes in the state of affairs of the Company for the year ended 30 June 2007.

## 4. Events subsequent to balance date

The following events occurred following 30 June 2007:

- The sale of the Networks business was completed on 2 July 2007 including the sale of the Origin Energy Asset Management and related businesses and the 17% shareholding interest in Envestra Limited. The proceeds for the sale of this part of the business will be included in the results for the year ended 30 June 2008.
- On 13 August 2007, the Company announced that its New Zealand subsidiary, Origin Energy Contact Finance No.2 Limited, would raise NZ$200 million with the ability to accept over subscriptions of NZ$50 million, by the issue of preference shares in New Zealand to be used to refinance existing bank debt.
- On 3 July 2007, the Company announced the entry into a long-term gas supply agreement with Rio Tinto Aluminium to supply up to 470 PJ of gas over 20 years from the Company's coal seam gas fields from 2010.

## 5. Dividends

Dividends paid during the year by Origin Energy Limited were as follows:

| | $'000 |
|---|---|
| Final dividend of 9 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2006, paid 29 September 2006 | 71,697 |
| Interim dividend of 10 cents per ordinary share, fully franked at 30%, for the half-year ended 31 December 2006, paid 30 March 2007 | 86,957 |

In respect of the current financial year, the Directors have declared a final dividend as follows:

| | $'000 |
|---|---|
| Final dividend of 11 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2007, payable 3 October 2007 | 95,952 |

## 6. Review of operations

Total revenue increased by 10% to $6,456 million. Within Origin Energy's Australian operations the increase was 25%, primarily reflecting higher revenues from the Retail segment after the acquisition of Sun Retail and higher revenues from the Exploration and Production segment. Total external revenue from Contact Energy decreased by 16% as lower wholesale electricity prices in New Zealand reduced the total revenue earned from its generation assets.

EBITDAF increased 12% to $1,201 million from $1,076 million in the prior year, of which segment contributions were:

**Earnings before interest, tax, depreciation and amortisation and the impact of fair value changes to financial instruments (EBITDAF).**

| YEAR ENDED 30 JUNE | 2007 ($M) | 2006 ($M)[1] | CHANGE (%) |
|---|---|---|---|
| Exploration and Production | **254** | 209 | 22 |
| Generation | **99** | 58 | 69 |
| Retail | **341** | 292 | 17 |
| Contact Energy[2] | **477** | 488 | (2) |
| Networks (discontinued business)[3] | **30** | 29 | 1 |
| Total | **1,201** | 1,076 | 12 |

[1] *The 2006 EBITDAF by segment has been calculated from the 2006 EBITDA with adjustments made to exclude the change in fair value of financial instruments and derivatives, and also for the reallocation of other businesses taken out of the Generation and Retail segments as part of the Networks business.*

[2] *100% of Contact Energy's EBITDAF is included in the consolidated income statement.*

[3] *The Networks business has been sold. This business included the Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited and a 33.3% interest in the SEA Gas Pipeline, together with minor cogeneration assets which previously were reported in the Generation segment and a variety of small assets including the SESA Pipeline and Natural Gas Vehicle business previously reported in the Retail segment. Segmental results for 2007 and 2006 include these businesses in the Networks segment, and consequently the 2006 results for the Generation and Retail segments have been restated.*

**Exploration and Production** increased its EBITDAF contribution by 22% to $254 million. The business delivered record energy sales of 92.5 petajoules equivalent (PJe); 11% higher than the prior year of 83.8 PJe. This reflects higher coal seam gas sales and over six months contribution from the BassGas Project, which more than offset declines in production and sales from the more mature Cooper, Perth and onshore Otway basins.

**Generation** EBITDAF grew by 69% to $99 million from $58 million. This primarily reflects a contract termination payment received with respect to the Mount Stuart Power Station of $19.6 million before tax, and the flexibility of inclusion of Mount Stuart in the operating portfolio of Origin Energy.

**Retail** EBITDAF grew by $49 million or 17% from $292 million to $341 million. This was primarily due to a five month contribution from the Sun Retail business which was acquired on 1 February 2007, and includes one-off costs associated with the Sun Retail integration of $13.7 million. During the year the Company increased its natural gas and electricity customer accounts numbers (excluding those purchased with Sun Retail) by 22,000, increased dual fuel accounts by 81,000, and by 30 June 2007 had signed over 250,000 green energy customers.

**Contact Energy** contributed $477 million to EBITDAF, 2% lower than the $488 million recorded last year. This was primarily due to higher gas costs and lower earnings from the generation business as a consequence of a return to more normal weather conditions resulting in lower pool prices in New Zealand.

An agreement to sell the **Networks** business was signed on 4 April 2007 and this is reported as a discontinued business within this result. EBITDAF for the business was essentially constant with last year, up less than 1% to $30 million.

## 7. Business strategies, future developments and expected results

Origin Energy's financial objectives are to generate steady and predictable cash flows and earnings per share growth of 10-15% per annum on average. Origin Energy's strategy to achieve these objectives is to be positioned as a fuel integrated generator retailer in the competitive segments of the Australian and New Zealand energy industry. Integration across these segments enables the Company to better manage risk through natural hedges and enhance the range of growth opportunities.

In the year to 30 June 2008 the Company expects:

- a full year contribution from the integration of the Sun Retail business;
- increasing contribution from the Exploration and Production business as coal seam gas production rises to meet new contracts, the BassGas Project contributes a full year, partially offset by lower contributions from declining production in the Perth and Cooper basins;
- commencement of production from the Otway Gas Project;
- a consistent contribution from Contact Energy; and
- no earnings from the discontinued Networks business (a one-off gain on sale for the portion of this business which settled on 2 July 2007 will be reported in the results for the 2008 financial year).

Based on current market conditions and normal weather prevailing the Company is targeting an increase in Underlying Profit for 2007/08 of approximately 15%.

In subsequent years the Company will benefit from a number of projects already committed, including the expansion of Quarantine Power Station which is due on-line in December 2008, the Kupe Gas Project which is scheduled to commence production by mid-2009, the Darling Downs power project and related coal seam gas developments due on-line in early 2010, and the commencement of supply to the Rio Tinto Alumina project, also in 2010. The Company will achieve reductions in cost to serve in the Retail business when the transitional service agreement for Sun Retail ends in March 2008 and further initiatives to reduce cost to serve are implemented.

## 8. Directors

The directors of Origin Energy Limited at any time during or since the end of the financial year are:

H Kevin McCann (Chairman)

Grant A King (Managing Director)

Bruce G Beeren

Trevor Bourne

Helen M Nugent

J Roland Williams

Gordon M Cairns – appointed 1 June 2007

Colin B Carter – resigned 30 April 2007

## 9. Information on directors and the Company Secretary

Information relating to current directors' qualifications, experience and special responsibilities and the qualifications and experience of the Company Secretary is set out on pages 28 to 30 of the 2007 Annual Report.

## 10. Directors' meetings

The number of directors' meetings, including Board committee meetings, and the number of meetings attended by each director during the financial year are shown in the table below:

| | BOARD MEETINGS | | MEETINGS OF BOARD COMMITTEES: AUDIT | | NOMINATION | | HSE | | REMUNERATION | |
|---|---|---|---|---|---|---|---|---|---|---|
| DIRECTORS | H | A | H | A | H | A | H | A | H | A |
| H K McCann | 18 | 18 | 4 | 4 | 5 | 5 | 3 | 3 | 5 | 5 |
| G A King | 18 | 18 | | | | | 3 | 3 | | |
| B G Beeren | 18 | 17 | 4 | 4 | 5 | 5 | 3 | 3 | | |
| T Bourne | 18 | 18 | | | 5 | 5 | 3 | 3 | 5 | 5 |
| C B Carter[(1)] | 16 | 15 | | | 4 | 4 | 3 | 3 | 4 | 4 |
| G M Cairns[(2)] | 1 | 1 | | | 1 | 1 | | | | |
| J R Williams | 18 | 18 | 4 | 4 | 5 | 5 | 3 | 3 | | |
| H M Nugent | 18 | 18 | 4 | 4 | 5 | 5 | 3 | 3 | 5 | 5 |

*H: Number of meetings held during the time that the director held office or was a member of the committee during the year. There were 11 scheduled meetings and seven unscheduled Board meetings held during the year.*

*A: Number of meetings attended.*

(1) *Up to date of resignation 30 April 2007.*

(2) *Since appointment 1 June 2007.*

## 11. Directors' interests in shares and options of Origin Energy Limited

The relevant interests of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Securities Exchange in accordance with section 205G (1) of the Corporations Act 2001, at the date of this report is as follows:

| DIRECTOR | ORDINARY SHARES AND PRESCRIBED INTERESTS AS AT 29 AUGUST 2007 | OPTIONS OVER ORDINARY SHARES AS AT 29 AUGUST 2007 | ORDINARY SHARES AND PRESCRIBED INTERESTS IN CONTACT ENERGY LIMITED AS AT 29 AUGUST 2007 |
|---|---|---|---|
| H K McCann | 261,725 | – | – |
| G A King | 301,046 | 2,000,000[1] | – |
| B G Beeren | 805,020 | 550,000[2] | 5,940 |
| T Bourne | 42,966 | – | – |
| G M Cairns | 2,500 | – | – |
| J R Williams | 38,237 | – | – |
| H M Nugent | 18,398 | – | – |

*Exercise price for share options:*

[1] *500,000: $4.15, 500,000: $5.98, 500,000: $7.21, 500,000: $6.50.*

[2] *275,000: $4.15, 275,000: $5.98.*

## 12. Environmental regulation and performance

The Company's operations are subject to significant environmental regulation under Commonwealth, State and Territory legislation. There have not been any breaches of significant environment regulations and there were no fines or penalties imposed upon Origin Energy during the year.

## 13. Indemnities and insurance for directors and officers

Under Origin Energy's Constitution, it must indemnify the current and past directors, secretaries and senior managers against all liabilities to other persons (other than the Company or a related body corporate) that may arise from their positions as directors, secretaries or officers of Origin Energy Limited and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. Origin Energy has entered into agreements with current directors and certain former directors whereby it will indemnify those directors from all liability in accordance with the terms of the Constitution for a period of seven years after they cease to be directors.

The agreements stipulate that Origin Energy Limited will meet the full amount of any such liabilities, including costs and expenses.

Since the end of the previous financial year, the Company has paid insurance premiums in respect of directors' and officers' liability, and legal expense insurance contracts for current and former directors and officers, including executive officers and directors of Origin Energy Limited and executive officers and secretaries of its controlled entities.

## 14. Auditor independence

There is no former partner or director of KPMG, the Company's auditors, who is or was at any time during the year ended 30 June 2007 an officer of the Origin Energy Group. The auditor's independence declaration (made under section 307C of the Corporations Act 2001) is attached to and forms part of this report.

The amounts paid or payable to the Origin Energy Group auditor KPMG for non-audit services provided by that firm during the year are as follows:

| | |
|---|---|
| 1. Acquisition audit and accounting advice | $371,000 |
| 2. Taxation services | $306,000 |
| 3. Other regulatory audit services | $61,000 |

Further details of amounts paid to the Company's auditors are included in note 25 to the full financial statements.

In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those non-audit services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- All non-audit services were subject to the corporate governance procedures that had been adopted by the Company and were below the pre-approved limits imposed by the Audit Committee.
- All non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.
- There were no known conflict of interest situations nor any circumstance arising out of a relationship between the Company (including its directors and officers) and the auditor which may impact on auditor independence.

## 15. Rounding of amounts

Origin Energy Limited is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

## 16. Remuneration

The Remuneration Report is set out on pages 44 to 60 and forms part of this Directors' Report.

Signed in accordance with a resolution of Directors:

**Kevin McCann, Chairman**
Sydney, 29 August 2007

# LEAD AUDITOR'S INDEPENDENCE DECLARATION

KPMG

***Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001***

To: the directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Duncan McLennan
*Partner*

Sydney

29 August 2007

## Remuneration Report Overview



## 1. Board oversight of remuneration

### 1.1 Remuneration Committee

The Remuneration Committee oversees remuneration and is responsible for making recommendations to the Board on remuneration policy and structure applicable to the directors and senior executives.

The composition and functions of the Remuneration Committee are set out in the Charter of the Remuneration Committee which is available in full on the Company's website www.originenergy.com.au.

### 1.2 Independent remuneration advice

The Remuneration Committee engages external advisers on matters relating to compensation. All advisers selected are independent and engaged solely on the basis of their independence and competence in the relevant field. During the year, it obtained advice and services from advisers in relation to remuneration:

| ADVISER | SERVICES PROVIDED |
|---|---|
| Mercer | Actuarial assessment of executive superannuation defined benefits<br>Executive and employee compensation and benchmarking<br>Valuation of long-term incentives |
| The Hay Group | Executive and employee compensation and benchmarking |
| John Egan of Egan and Associates | Non-executive directors' compensation and benchmarking<br>Executive compensation and benchmarking |
| Godfrey Remuneration Group | Non-executive directors' compensation and benchmarking |

## 2. Remuneration objective and strategies

### 2.1 Remuneration objective

Origin Energy's remuneration objective is to attract, retain and motivate employees to deliver superior performance that is aligned with shareholders' interests and is consistent with the Company's commitments, principles and values.

### 2.2 Remuneration strategies

Origin Energy's remuneration objective is implemented through three key strategies as follows:

1. Origin Energy's remuneration is competitively benchmarked to ensure that valued employees are attracted and retained
   - The median of the relevant market is used as the benchmark for fixed pay, while the top quartile is targeted for aggregate remuneration (fixed and at-risk remuneration) for better-than-targeted performance.
   - A broad multi industry wide benchmark that is relevant to Origin Energy's type of business is used to determine competitive remuneration. The mix of fixed and variable pay used by Origin Energy reflects this market benchmark.
   - In a tight labour market which has known skills shortages or 'hotspots' in business critical areas of the Company, benchmarks which specifically compare Origin Energy to those 'hotspot' markets (rather than the general market) are used to ensure that remuneration remains competitive.

2. The remuneration structure clearly links reward to performance

- The proportion of variable remuneration increases with job size and the employee's capacity to impact business performance, consistent with competitive remuneration benchmarks.
- Short-term incentives are designed to motivate employees to achieve targets in the current review year. The amount of short-term incentive varies, with maximum achievable incentive being positioned at the top quartile of the market.
- Performance measures for short-term incentives are based around total Company, business unit and individual performance. The proportion of short-term incentive linked to total Company financial performance increases with the job size.
- Long-term incentives are designed to encourage sustainability of performance in the medium to longer term. Once granted, long-term incentives are exercisable in a three to five-year timeframe, provided appropriate hurdles are met. Executives are prohibited from entering into any hedge arrangements that may limit the downside risk of any equity-based incentives that have not vested.
- While the performance measures for 'at-risk' pay are heavily oriented to financial performance, some non-financial performance metrics are included to ensure long-term, sustainable performance. These measures include critical aspects such as people management, safety performance and project delivery.

3. Performance measures and rewards are aligned to shareholder interests

- The predominant performance measure for short-term incentives and long-term incentives is the Company's operating cash flow after tax over funds-employed ratio. This measure is a key driver of total returns to shareholders, and has since February 2000 demonstrated a strong correlation over time with the creation of shareholder value.
- The long-term incentive plan provides for equity-based remuneration, with the exercise hurdle based on relative total shareholder returns. The plan aligns executive performance with shareholder returns as incentives are only exercisable if the relative total shareholder return hurdle is achieved.
- The Company's employee share plan enables employees to be awarded Origin Energy shares. This ownership of shares links employees with the Company's share price. To be eligible to receive shares, annual performance measures which relate to targeted areas of company-wide performance, must be achieved. For example, the 2006/07 award was set entirely on safety performance targets.

A detailed remuneration policy statement is available on the Company's website www.originenergy.com.au.

## 2.3 Performance

***Attracting and retaining staff***

Origin Energy's remuneration strategies have ensured retention and stability of senior management over the past seven years.

Among Origin Energy's top three management tiers, the annual voluntary turnover rate has averaged 3.2% since 2000. Management stability is a key factor in delivering strong performance and total returns to shareholders.

***Motivation of staff to maximise Company performance***

Origin Energy's remuneration policy has been an important contributor to the continuous improvement of Company performance and the delivery of shareholder returns.

Since Origin Energy listed on the ASX, in February 2000, its net profit has grown by 509% to 30 June 2007, total dividends declared or paid are 91 cents per share and share price has grown by around 680%. The following table outlines net profit after tax, earnings per share, dividends and share-price growth since listing in 2000:

| 30 JUNE | 2000 | 2001 | 2002 | 2003 | 2004 | 2005* | 2006 | 2007 | AVERAGE ANNUAL INCREASE % |
|---|---|---|---|---|---|---|---|---|---|
| **Earnings** | | | | | | | | | |
| Net profit after tax | $75m | $98m | $129m | $162m | $205m | $266m | $332m | **$457m** | 30 |
| Earnings per share | 13.3¢ | 17.1¢ | 20.2¢ | 24.8¢ | 30.0¢ | 34.9¢ | 41.9¢ | **54.7¢** | 22 |
| Underlying profit | $75m | $98m | $129m | $162m | $205m | $266m | $338m | **$370m** | 26 |
| Underlying earnings per share | 13.3¢ | 17.1¢ | 20.2¢ | 24.8¢ | 30.0¢ | 34.9¢ | 42.7¢ | **44.3¢** | 19 |
| OCAT ratio | – | 10.6% | 13.7% | 15.6% | 14.8% | 11.2% | 12.5% | **11.5%** | |
| **Total shareholder returns** | | | | | | | | | |
| Dividends | 6.0¢ | 4.0¢ | 5.0¢ | 10.0¢ | 13.0¢ | 15.0¢ | 18.0¢ | **21.0¢** | 25 |
| Share price 30 June | $1.57 | $2.91 | $3.27 | $3.93 | $5.48 | $7.61 | $7.36 | **$9.94** | 33 |
| Annual shareholder return | – | 93% | 15% | 23% | 43% | 42% | -1% | **38%** | 36 |

* *2005 amounts reflect previous AGAAP and have not been restated under A-IFRS.*

Between listing in February 2000 and 30 June 2007 Origin Energy's compound total shareholder return was 32.4% per annum. This was significantly above the All Ordinaries Accumulation Index, which grew by an average of 14.4% per annum over the same period.

The graph, below, compares Origin Energy's performance since listing in February 2000 with the All Ordinaries Accumulation Index.

**Origin Energy Total Shareholder Return versus the All Ordinaries Accumulation Index**


Index level
900
800
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600
500
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300
200
100
0
Origin Energy Total Shareholder Return
All Ordinaries Accumulation Index
Feb-00
Jul-00
Nov-00
Mar-01
Aug-01
Dec-01
May-02
Sep-02
Jan-03
Jun-03
Oct-03
Mar-04
Jul-04
Nov-04
Apr-05
Aug-05
Jan-06
May-06
Sep-06
Feb-07
Jun-07
Period

Indexed to 100 on 21 February 2000

## 3. Executive remuneration

### 3.1 Executive remuneration structure

Remuneration of executives is structured in two parts:

- Fixed remuneration.
- At-risk remuneration.

### 3.2 Fixed remuneration

Fixed pay is based on the size of the individual's role, their performance and experience, and market data. The benchmark market data is set at the median for comparable positions.

Fixed pay comprises base salary and any non-cash benefits such as provision of a motor vehicle (which is calculated on a total cost basis and includes any fringe-benefit-tax charges related to employee benefits).

### 3.3 At-risk remuneration

The level of at-risk remuneration available is linked to competitive remuneration benchmarks, and the amount awarded is linked to meeting Company, business unit and personal financial and non-financial objectives. It comprises both short-term incentives and long-term incentives, which are provided for in contracts with executive directors and senior executives. These contracts prescribe maximum potential payments for short-term and long-term incentives.

#### *3.3.1 Short-term incentives*

Short-term incentives are provided in cash. The maximum potential award each year is set by comparison with competitive remuneration benchmarks. Payment depends on achieving operating and financial targets set at the beginning of each year.

Several levels of short-term incentives are paid within Origin Energy, ranging from a maximum of 35% for senior management employees through to a maximum of 100% for the Managing Director. These maximum levels are consistent with market benchmarks.

For the Managing Director, 60% of his short-term incentive is based on performance relative to corporate financial targets. 40% of his short-term incentive is based on targeted non-financial objectives. Both the financial and non-financial objectives are set by the Board when budgets are approved. For senior executives reporting to the Managing Director, at least 33% of the short-term incentives are based on performance relative to corporate financial targets. The balance is paid on a mix of financial and operating targets relative to their individual areas of responsibility.

The primary total business performance measure used in the short-term incentive plans is the operating cash flow after tax over funds-employed ratio. This measure has been used since 2000 as it closely correlates with total shareholder return.

Threshold and stretch hurdles are also established for each performance measure, yielding payment for at-risk elements ranging from 20 to 100% of the maximum potential payment. No payment is made if performance does not achieve threshold levels. The Board retains the discretion to make payments exceeding 100% if exceptional performance is achieved. Short-term incentives can be reduced if safety performance targets are not achieved.

*3.3.2 Long-term incentives*

Long-term incentive amounts are awarded to executives, based on competitive remuneration benchmarks for the executive's position within the Company, as a reward for their performance during the year and as an incentive for future performance.

Long-term incentives issued in September 2006 and previous years had been provided to executives by granting them options over unissued ordinary shares in Origin Energy Limited, under the shareholder approved Senior Executive Option Plan.

From September 2007, the Board will allocate long-term incentive awards to senior executives and the Managing Director that, by value, are half share options and half performance share rights. The allocation of options and performance share rights is based on the current performance potential and criticality to the business. The number of options and performance share rights awarded are calculated by dividing the value of the long-term incentive award by the fair market value of the options and performance share rights determined in accordance with applicable accounting standards.

Under this hybrid scheme, the options become exercisable and the performance share rights will only vest (that is, shares become transferable to the executive) to the extent that the performance hurdle is satisfied. Details of the hurdle (which is the same for the exercise of options and the vesting of performance share rights) are set out in 3.3.2.3. It is dependent on the return on Origin Energy shares comparing favourably with the total shareholder return of companies in the ASX 100 at the time of issue. In a further review in 2007 the Board revised the practice of continuous retesting (from years 3 to 5) of this performance hurdle and determined that from the 2007 issuance of stock options and performance share rights to senior executives, retesting will be conducted on the third, fourth and fifth anniversaries of the grant. Further awards of long-term incentives will not be subject to continuous retesting of hurdles, other than those that are to be issued to the Managing Director in September 2007 on terms that were approved by shareholders in October 2006.

To ensure that the incentive value of these equity-based incentives is preserved, executives are prohibited from entering into any hedge arrangements that may limit their downside risk with any equity-based incentives that have not vested.

Terms for the Senior Executive Option Plan and Performance Share Rights Plan, along with performance conditions attached to both plans, are detailed below.

***3.3.2.1 Senior Executive Option Plan***

Shareholders approved the Senior Executive Option Plan in 1995. Under the plan, the directors may issue options to executives to acquire ordinary shares in Origin Energy at a market price determined at the time of issuance. The market price is equal to the volume-weighted average market price in the five days leading up to, and including, the date of issuance.

The options are issued subject to performance hurdles as determined by the Board. The performance hurdles applying to the previous issuance and those proposed for future issuances are described in the section on long-term incentive performance hurdles below in 3.3.2.3.

Subject to the satisfaction of the performance hurdles, the options may be exercised by the payment of the exercise price at any time after the third anniversary of the grant of the options and before they expire. The options may also be exercised prior to the third anniversary of the grant of the options in circumstances relating to takeovers (detailed below in 3.3.2.3). They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the options should become exercisable.

The options that have been issued to date and have vested will lapse if the executive resigns (after six months), in the event of termination for cause (immediately) and if not exercised within five years.

The options over unissued shares of Origin Energy under the plan and their exercisability with respect to the performance hurdles are as follows:

| NUMBER OF OPTIONS OUTSTANDING | EXERCISE PRICE | FIRST EXERCISE DATE | EXPIRY DATE | VESTED | NUMBER EXERCISABLE | TOTAL SHAREHOLDER RETURN PERFORMANCE AGAINST REFERENCE GROUP AS AT 30 JUNE 2007[1] | INDICATED PERCENTAGE EXERCISABLE[2] |
|---|---|---|---|---|---|---|---|
| 780,000 | $3.40 | 19 December 2005 | 19 December 2007 | Yes | 780,000 | – | 100 |
| 2,401,200 | $4.15 | 19 December 2006 | 19 December 2008 | Yes | 2,401,200 | – | 100 |
| 775,000 | $5.98 | 6 August 2007 | 6 August 2009 | No | Nil | 40% | Nil |
| 2,471,000 | $5.72 | 26 November 2007 | 26 November 2009 | No | Nil | 51% | 52 |
| 200,000 | $6.75 | 20 May 2008 | 20 May 2010 | No | Nil | 43% | Nil |
| 3,390,000 | $7.21 | 7 September 2008 | 7 September 2010 | No | Nil | 63% | 76 |
| 3,391,000 | $6.50 | 11 September 2009 | 11 September 2011 | No | Nil | 88% | 100 |

(1) *The performance hurdle for these options is based on a total shareholder return (TSR) that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the Origin Energy TSR with the TSR of a predetermined group of Australian listed companies relative to the date of approval. The percentage of options that may be exercised is calculated on sliding scale depending on the Company's performance against the reference group of companies. If Origin Energy exceeds the 50th percentile, 50% of the options may be exercised and if it reaches the 75th percentile, 100% of the options may be exercised.*

(2) *The indicated percentage exercisable is calculated by comparing the performance of Origin Energy's TSR to the relevant reference group and applying the performance conditions described in 3.3.2.3 as at 30 June 2007. The test must be undertaken as from the first exercise date and, as a result, the number that will be exercisable at that time may be different from that indicated.*

Details of options issued to the specified senior executives over the year are detailed in the table on page 56.

***3.3.2.2 Performance Share Rights Plan***

The Performance Share Rights Plan was introduced on 1 July 2007. Performance hurdles are described in section 3.3.2.3 Long-term incentive performance conditions.

Subject to the satisfaction of the performance hurdles, the performance share rights may be exercised at any time after the third anniversary of the grant of the rights and before they expire. No consideration will be payable by the executive for the rights or on issuance of shares after the performance share rights vest. The performance share rights may also be exercised prior to the third anniversary of their granting in circumstances relating to takeovers (detailed below in 3.3.2.3). They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the performance share rights should become exercisable.

The performance share rights will lapse if the executive resigns (after six months), in the event of termination for cause (immediately), and if not exercised within five years. Unvested performance share rights lapse immediately upon resignation.

As the fair value of a performance share rights is greater than an option, there is a smaller number of performance share rights (and therefore smaller number of equity instruments overall) than the previous scheme of 100% share options. Hence the use of performance share rights as part of the long-term incentive awards will be less dilutive for shareholders.

***3.3.2.3 Long-term incentive performance conditions***

The following conditions apply to options issued to senior executives in respect of the 2005/06 year and options and performance share rights to be issued to the Managing Director in September 2007 (as approved by shareholders in October 2006):

- Options and performance share rights will not vest unless Origin Energy's TSR is above the 50th percentile ('the minimum condition') of the TSRs of companies comprising the ASX 100 as at the date of issue ('the Reference Group'), on and between the third and fifth anniversaries of the grant.
- On achieving the minimum condition, 50% of options and performance share rights vest.
- The percentage of options and performance share rights that vest increases proportionately from the 50th percentile from 50% to 100% at the 75th percentile.
- Options and performance share rights will expire after five years from the date of issuance.
- The Options and performance share rights may vest prior to the third anniversary of their granting, if a person acquires or gives notice of a proposal to make an acquisition of more than 20% of the shares in Origin Energy provided that the performance hurdles are achieved.

The following conditions will apply to all options and performance share rights to be issued to senior executives in respect of the 2006/07 year and following years, other than those issued to the Managing Director in September 2007 in accordance with the shareholder approval:

- Options and performance share rights will not vest unless Origin Energy's TSR is above the 50th percentile ('the minimum condition') of the TSRs of companies comprising the ASX 100 as at the date of issue ('the Reference Group') as measured at the third, fourth and fifth anniversary of the grant of the options ('the testing dates').
- The measurement of TSR shall be based on the volume-weighted average price of Origin Energy shares and the companies in the Reference Group over the three months prior to the date of issuance and the testing dates. On achieving the minimum condition, 50% of options and performance share rights vest.
- The percentage of options and performance share rights that vest increases proportionately from the 50th percentile at 50% to 100% at the 75th percentile.
- Options and performance share rights will expire after five years and three months from the date of issuance.
- Options and performance share rights may vest prior to the third anniversary in the event of a takeover which results in a person acquiring more than 20% of the issued shares in Origin Energy provided that the performance hurdles are achieved.

The Reference Groups are available on the Company's website www.originenergy.com.au.

## 4. Contractual arrangements of executive directors and senior executives

### 4.1 Managing Director

Managing Director Mr Grant King is the only executive director. He was appointed Managing Director and Chief Executive Officer in February 2000.

Mr King has an employment contract that will expire on 30 June 2009, unless terminated earlier or renewed. Mr King's remuneration comprises fixed remuneration; an annual short-term incentive of up to 100% of fixed remuneration and an annual long-term incentive, which has been delivered at Board discretion in the form of options under the Senior Executive Option Plan. The Board decides the level of options to be offered to Mr King based on his performance over the preceding year and within the limits approved by shareholders. Mr King's fixed remuneration, for the financial year to 30 June 2008, has been set by the Board at $1,900,000 and up to a maximum of 100% of fixed remuneration as a short-term incentive. For the financial years ending 30 June 2007 and following, long-term incentives will be delivered to Mr King in the form of options and performance share rights.

If Origin Energy terminates Managing Director Mr King's appointment without cause, in addition to his statutory entitlements, he may be given 12 months notice or payment in lieu, including payment of short-term incentive potential. If Mr King is terminated for poor performance he is entitled to a maximum payment of 12 months of fixed remuneration, including six months notice or payment in lieu, with no payment of short-term incentives. Upon resignation, Mr King must give 12 months notice or the Company may, at its option, pay him 12 months fixed remuneration in lieu. In the event of extended illness, Mr King may resign or the Company may terminate on six months notice. The Company may at its option pay six months fixed remuneration in lieu with payment of unpaid short-term incentives. If Mr King is terminated with cause he would be terminated immediately with payment of accrued entitlements only.

### 4.2 Senior executives

Senior executives receive fixed remuneration and short-term incentives varying from maximums of 55% to 85% fixed remuneration and annual long-term incentives varying from maximums of 40% to 70% of fixed remuneration.

Senior executives have no fixed term of employment. In the event of termination without cause, senior executives are entitled to a notice period of up to three months or payment in lieu plus a severance payment equivalent to three weeks of fixed remuneration per year of service, to a maximum of 74 weeks entitlement. A minimum of six-months (or in some cases, 12 months) combined notice and severance applies. Senior executives that resign must give one-month's notice or the Company may at its option pay them one-month's fixed remuneration in lieu. In certain circumstances, primarily redundancy, senior executives may also be entitled to receive pro-rata portions of at-risk remuneration for the year during which termination occurs. Executives terminated with cause would be terminated immediately with payment of accrued entitlements only.

Due to the highly competitive labour market, the Company has established a retention bonus plan which may be applied to a limited number of key individuals upon approval by the Board.

Details of the nature and amount of each element of the emoluments of the Managing Director and the specified senior executives of the Company receiving the highest emoluments during the year are set out on pages 52 and 53.

## 5. Employee Share Plan

All employees with more than one year of service are eligible to participate in the Employee Share Plan. The plan provides for the award of up to $1,000 of shares in Origin Energy if the Company meets specified financial and safety targets set by the Board. Shares awarded under the plan are bought on-market.

The targets required the Company to achieve a safety incident frequency rate of 4.4. This target was not achieved during the year. Consistent with Origin Energy's remuneration strategy of linking performance with reward, the award of shares for this year was reduced to 60%. To further the focus on safety, the targets for the financial year ending 30 June 2008, will be once again based on improvement in the safety performance.

## 6. Non-executive director remuneration

### 6.1 Policy

Non-executive directors are remunerated by way of fees paid, including fees paid in recognition of membership on Board committees, superannuation and participation in the shareholder-approved Non-executive Directors' Share Plan. The level of fees paid is based on the scope of director responsibilities and the size and complexity of the Origin Energy Group.

The Remuneration Committee considers the level of remuneration required to attract and retain directors with the necessary skills and experience for the Origin Energy Board. This takes into account data on the level of fees paid to directors of companies of comparable size and complexity. Fees were compared to external data in the prior year to determine whether non-executive directors were being remunerated at market rates. The review undertook a comparison of 21 listed companies that were comparable to Origin Energy in market capitalisation. The results were compared to broader market data to ensure consistency. This review determined that fees paid to Origin Energy non-executive directors were below market levels and increases were made and approved for the year ending 30 June 2007. A subsequent review has been undertaken to ensure that Origin Energy non-executive directors are paid in line with market norms for the year ahead, resulting in an increase for the year ending 30 June 2008.

The table below shows the structure of non-executive director fees and the new fees for the year ending 30 June 2008.

### 6.2 Non-executive director fee structure

| YEAR ENDING 30 JUNE | 2007 | 2008 |
|---|---|---|
| **Board fees** | | |
| Chairman | **$390,000**[1] | $430,000[1] |
| Member | **$125,000** | $138,000 |
| **Committee fees** | | |
| **Audit** | | |
| Chairman | **$45,000** | $50,000 |
| Member | **$22,000** | $24,000 |
| **Remuneration** | | |
| Chairman | **$30,000** | $33,000 |
| Member | **$12,000** | $13,000 |
| **Health, Safety and Environment** | | |
| Chairman | **$16,000** | $33,000 |
| Member | **$8,000** | $13,000 |
| **Nomination** | | |
| Chairman and members | **$0** | $0 |

[1] *Fee paid to the Chairman for the year includes all committee fees.*

Total cash fees paid to non-executive directors amounted to $1,365,218 during 2006/07. This is below the aggregate limit of annual non-executive directors' fees approved by shareholders in accordance with the requirements of Origin Energy's Constitution. It included $173,411 of accrued retirement benefits that were paid out in accordance with the commitment made when the benefit was terminated. Fees paid to non-executive directors during the year are listed in the table on pages 52 and 53. The fees paid were in line with the structure presented in the Remuneration Report in 2006. The annual aggregate limit for fees paid to non-executive directors, set by shareholders in October 2006, is $1,600,000. Fees to be paid during 2007/2008 are expected to be $1,349,000.

The Non-executive Directors' Retirement Scheme was terminated effective as of 1 January 2003, and benefit multiples accrued to that time were frozen. The retirement benefit was a multiple of the average annual fees over the last three years of office. Following representations from shareholders, it was agreed that the absolute value of the benefit be frozen at 30 June 2005 and has now been fully paid out.

| | MULTIPLE (FIXED AT 1 JANUARY 2003) | ACCRUED BENEFIT AT 30 JUNE 2005 | PAID OUT DURING 2005/06 | PAID OUT DURING 2006/07 |
|---|---|---|---|---|
| H Kevin McCann | 0.97 | $204,294 | $120,533 | $83,761 |
| Trevor Bourne | 0.97 | $66,455 | $39,208 | $27,247 |
| Colin B Carter | 0.97 | $64,644 | $38,140 | $26,504 |
| J Roland Williams | 1.07 | $87,558 | $51,659 | $35,899 |

These retirement benefits have been paid out over two periods within the aggregate fee limits approved by shareholders. The payments were made by contributions to superannuation and no further amounts are payable or will accrue.

As from 1 July 2006, non-executive directors are required to acquire over time, and hold, a minimum of 20,000 shares in the Company. Until they hold that number they are required to sacrifice 25% of their gross fees for the on-market acquisition of Origin Energy shares, under the Non-executive Directors' Share Plan. Shares held by directors under the plan cannot be sold until the director retires or leaves the Board. After a director has acquired 20,000 shares, they may sacrifice their fees as an employer contribution to superannuation or take them as cash.

## 7. Director and key management personnel remuneration and other disclosures

### 7.1 Key management personnel

The directors of Origin Energy Limited during the financial year ended 30 June 2007 were:

| | NAME | POSITION | DATE APPOINTED |
|---|---|---|---|
| **Non-executive directors** | H Kevin McCann | Independent Chairman | February 2000 |
| | Bruce G Beeren | Director | January 2005* |
| | Trevor Bourne | Independent Director | February 2000 |
| | Colin B Carter | Independent Director | February 2000<br>Resigned April 2007 |
| | Helen M Nugent | Independent Director | March 2003 |
| | J Roland Williams | Independent Director | February 2000 |
| | Gordon M Cairns | Independent Director | June 2007 |
| **Executive director** | Grant A King | Managing Director | February 2000 |

* *Bruce Beeren was an executive director from March 2000 to January 2005.*

Those with authority and responsibility for planning, directing and controlling activities of Origin Energy Limited and its controlled entities during the financial year ended 30 June 2007 were:

| NAME | POSITION | DATE APPOINTED |
|---|---|---|
| Karen A Moses | Chief Operating Officer, Australia | February 2000 |
| Andrew M Stock | Executive General Manager, Major Development Projects | February 2000 |
| Frank G Calabria | Chief Financial Officer | November 2001 |
| Robbert J Willink | Executive General Manager, Exploration | February 2000 |
| David Baldwin | Chief Executive Officer, Contact Energy | May 2006 |

The remuneration and other related party disclosures included in this Remuneration Report were prepared in accordance with AASB 124: *Related Party Disclosures*. For the purposes of these disclosures, all the individuals above are determined to be 'key management personnel', as defined by the accounting standard. Non-executive directors are required to be included as 'key management personnel'. However, the non-executive directors do not consider themselves to be part of the executive management.

### 7.2 Remuneration

The persons identified above as 'key management personnel' include the five highest remunerated company executives and relevant group executives.

The term 'remuneration' used in this Remuneration Report has the same meaning as the alternative term 'compensation', as defined in AASB 124: *Related Party Disclosures*.

*7.2.1 Compensation table*

**Remuneration of key management personnel, directors and other named executives – for the year ended 30 June 2007**

| | SHORT-TERM BENEFITS | | | | | POST-EMPLOYMENT BENEFITS | |
|---|---|---|---|---|---|---|---|
| NAME | FIXED REMUNERATION $ | VARIABLE REMUNERATION[1] $ | NON-MONETARY BENEFITS $ | INSURANCE PREMIUMS $ | TOTAL $ | SUPERANNUATION $ | NON-EXECUTIVE DIRECTORS' SHARE PLAN BENEFITS[2] $ |
| **Director** | | | | | | | |
| **Non-executive** | | | | | | | |
| H Kevin McCann | 281,534 | – | – | 151 | 281,685 | 23,662 | 84,804 |
| Bruce G Beeren | 49,405 | – | 428 | 151 | 49,984 | 105,000 | – |
| Trevor Bourne | 121,584 | – | 666 | 151 | 122,401 | 11,003 | 29,747 |
| Colin B Carter[8] | 48,891 | – | – | 151 | 49,042 | 73,955 | 4,654 |
| Helen M Nugent | 36,523 | – | – | 151 | 36,674 | 100,000 | 30,477 |
| J Roland Williams | 133,500 | – | – | 151 | 133,651 | 12,015 | 32,485 |
| Gordon M Cairns[9] | 7,813 | – | – | 151 | 7,964 | 703 | 1,901 |
| **Executive** | | | | | | | |
| Grant A King | 1,600,000 | 1,526,000 | 21,589 | 2,031 | 3,149,620 | 100,000 | – |
| **Total all directors** | **2,279,250** | **1,526,000** | **22,683** | **3,088** | **3,831,021** | **426,338** | **184,068** |
| **Executives** | | | | | | | |
| Karen A Moses | 894,167 | 725,000 | 11,260 | 2,031 | 1,632,458 | 40,000 | – |
| Andrew M Stock | 561,000 | 380,000 | 2,200 | 2,031 | 945,231 | 59,000 | – |
| Frank G Calabria | 575,000 | 380,000 | 4,400 | 2,031 | 961,431 | 25,000 | – |
| Robbert J Willink | 453,690 | 270,000 | 1,200 | 2,031 | 726,921 | 76,125 | – |
| David Baldwin[7] | 590,426 | 327,005 | – | – | 917,431 | – | – |
| **Total all executives** | **3,074,283** | **2,082,005** | **19,060** | **8,124** | **5,183,472** | **200,125** | **–** |

[1] *Variable remuneration for the financial year includes the amount that vested in the financial year – based on achieving personal goals and satisfying specified performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2006/07. The short-term incentive bonus is for performance during 2006/07, using the criteria set out on page 46. The amount was determined on 8 August 2007, after performance reviews and approved by the Remuneration Committee.*

[2] *For explanation of Non-executive Directors' Share Plan refer to section 6.2 of this Remuneration Report on page 50.*

[3] *Payout of Accrued Retirement benefits. Refer section 6.2 of this Remuneration Report on page 50.*

[4] *The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.*

[5] *Options were issued to Bruce G Beeren while he was an executive director, prior to January 2005, and were approved by shareholders. The value of options amortised during the year are not part of the aggregate fees paid to non-executive directors during the year.*

[6] *Options granted to Grant King were approved by shareholders pursuant to Listing Rule 10.14 at a general meeting of shareholders on 20 October 2004.*

[7] *David Baldwin is paid in New Zealand dollars. Remuneration is converted to Australian dollars using a notional exchange rate of $1.1009 at 30 June 2007.*

[8] *Colin Carter resigned from his position on 30 April 2007.*

[9] *Gordon Cairns was appointed to his position on 1 June 2007.*

| | | OTHER LONG-TERM BENEFITS | TERMINATION BENEFITS | SHARE-BASED PAYMENTS | | | | |
|---|---|---|---|---|---|---|---|---|
| ACCRUED RETIREMENT BENEFITS[3] $ | TOTAL $ | ACCRUED LONG-SERVICE LEAVE $ | TERMINATION PAY $ | NUMBER OF OPTIONS ISSUED DURING 2006/07 | VALUE OF OPTIONS ISSUED DURING 2006/07[4] $ | VALUE OF OPTIONS ISSUED IN PAST YEARS AMORTISING DURING 2006/07[4] $ | % OF REMUNERATION THAT IS OPTIONS | TOTAL $ |
| 83,761 | 192,227 | – | – | – | – | – | – | 473,912 |
| – | 105,000 | – | – | – | – | 205,307[5] | – | 360,291 |
| 27,247 | 67,997 | – | – | – | – | – | – | 190,398 |
| 26,504 | 105,113 | – | – | – | – | – | – | 154,155 |
| – | 130,477 | – | – | – | – | – | – | 167,151 |
| 35,899 | 80,399 | – | – | – | – | – | – | 214,050 |
| – | 2,604 | – | – | – | – | – | – | 10,568 |
| – | 100,000 | 73,095 | – | 500,000[6] | 191,145 | 654,694 | 20.3 | 4,168,554 |
| **173,411** | **783,817** | **73,095** | **–** | **500,000** | **191,145** | **860,001** | | **5,739,079** |
| – | 40,000 | 30,077 | – | 211,000 | 80,663 | 313,951 | 18.8 | 2,097,149 |
| – | 59,000 | 40,970 | – | 158,000 | 60,402 | 206,028 | 20.3 | 1,311,631 |
| – | 25,000 | 13,255 | – | 110,000 | 42,052 | 155,458 | 16.5 | 1,197,196 |
| – | 76,125 | 25,697 | – | – | – | 173,041 | 17.3 | 1,001,784 |
| – | – | – | – | – | – | – | – | 917,431 |
| **–** | **200,125** | **109,999** | **–** | **479,000** | **183,117** | **848,478** | | **6,525,191** |

Remuneration of key management personnel, directors and other named executives – for the year ended 30 June 2006

| | SHORT-TERM BENEFITS | | | | | POST-EMPLOYMENT BENEFITS | |
|---|---|---|---|---|---|---|---|
| NAME | FIXED REMUNERATION $ | VARIABLE REMUNERATION[1] $ | NON-MONETARY BENEFITS $ | INSURANCE PREMIUMS $ | TOTAL $ | SUPERANNUATION $ | NON-EXECUTIVE DIRECTORS' SHARE PLAN BENEFITS[2] $ |
| **Director** | | | | | | | |
| **Non-executive** | | | | | | | |
| H Kevin McCann | 270,000 | – | – | 152 | 270,152 | 83,512 | 6,488 |
| Bruce G Beeren | 161,674[5] | – | 4,326 | 152 | 166,152 | 23,111 | 11,555 |
| Trevor Bourne | 104,000 | – | – | 152 | 104,152 | 9,360 | 25,306 |
| Colin B Carter | 101,500 | – | – | 152 | 101,652 | 9,135 | 24,698 |
| Helen M Nugent | 111,500 | – | – | 152 | 111,652 | 10,035 | 27,131 |
| J Roland Williams | 119,000 | – | – | 152 | 119,152 | 10,710 | 28,956 |
| **Executive** | | | | | | | |
| Grant A King | 1,474,009 | 780,000 | 39,598 | 2,034 | 2,295,641 | 25,000 | – |
| **Total all directors** | **2,341,683** | **780,000** | **43,924** | **2,946** | **3,168,553** | **170,863** | **124,134** |
| **Executives** | | | | | | | |
| Karen A Moses | 777,667 | 355,000 | 15,958 | 2,034 | 1,150,659 | 35,000 | – |
| Andrew M Stock | 497,623 | 265,000 | 3,911 | 2,034 | 768,568 | 59,000 | – |
| Frank G Calabria | 460,000 | 185,000 | 4,400 | 2,034 | 651,434 | 15,000 | – |
| Robbert J Willink | 411,068 | 170,000 | 1,200 | 2,034 | 584,302 | 71,050 | – |
| David Baldwin[7] | 96,597 | 168,100 | – | – | 264,697 | – | – |
| **Former executives** | | | | | | | |
| John A Hayward[8] | 156,552 | 391,095 | 12,912 | 1,093 | 561,652 | 27,995 | – |
| John M Piper[10] | 245,720 | 278,696 | 50,492 | 623 | 575,531 | 30,026 | – |
| David Hunt[12] | 421,690 | – | 16,081 | 623 | 438,394 | 3,036 | |
| Steven Barrett[13] | 212,552 | 227,243 | 166,898 | – | 606,693 | – | – |
| **Total all executives** | **3,279,469** | **2,040,134** | **271,852** | **10,475** | **5,601,930** | **241,107** | |

(1) *Variable remuneration for the financial year includes the amount that vested in the financial year – based on achieving personal goals and satisfying specified performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2005/06. The short-term incentive bonus is for performance during 2005/06, using the criteria set out on page 46. The amount was determined on 9 August 2006, after performance reviews and approved by the Remuneration Committee.*

(2) *For explanation of Non-executive Directors' Share Plan refer to section 6.2 of this Remuneration Report on page 50.*

(3) *Payout of Accrued Retirement benefits. Refer section 6.2 of this Remuneration Report on page 50.*

(4) *The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.*

(5) *Bruce G Beeren was paid an additional $62,000 for services he provided in relation to the proposed merger of Contact Energy and Origin Energy.*

(6) *Options were issued to Bruce G Beeren while he was an executive director, prior to January 2005, and were approved by shareholders. The value of options amortised during the year are not part of the aggregate fees paid to non-executive directors during the year.*

(7) *David Baldwin, Chief Executive Officer, Contact Energy, took up that appointment on 1 May 2006.*

(8) *John A Hayward ceased employment on 30 December 2005.*

(9) *Includes $149,460 in statutory leave entitlements.*

(10) *John M Piper ceased employment as a member of the executive management team on 30 September 2005.*

(11) *Includes $525,289 in statutory leave entitlements.*

(12) *David Hunt resigned from his position on 28 April 2006 (for the period 1 July to 30 September 2005 he was employed in Australia, from 1 October 2005 to 28 April 2006 in New Zealand).*

(13) *Steven Barrett resigned from his position on 30 September 2005.*

| ACCRUED RETIREMENT BENEFITS[3] $ | TOTAL $ | OTHER LONG-TERM BENEFITS: ACCRUED LONG-SERVICE LEAVE $ | TERMINATION BENEFITS: TERMINATION PAY $ | SHARE-BASED PAYMENTS: NUMBER OF OPTIONS ISSUED DURING 2005/06 | SHARE-BASED PAYMENTS: VALUE OF OPTIONS ISSUED DURING 2005/06[4] $ | SHARE-BASED PAYMENTS: VALUE OF OPTIONS ISSUED IN PAST YEARS AMORTISING DURING 2005/06[4] $ | SHARE-BASED PAYMENTS: % OF REMUNERATION THAT IS OPTIONS | TOTAL $ |
|---|---|---|---|---|---|---|---|---|
| 120,533 | 210,533 | – | – | – | – | – | – | 480,685 |
| – | 34,666 | – | – | – | – | 272,135[6] | – | 472,953 |
| 39,208 | 73,874 | – | – | – | – | – | – | 178,026 |
| 38,140 | 71,973 | – | – | – | – | – | – | 173,625 |
| – | 37,166 | – | – | – | – | – | – | 148,818 |
| 51,659 | 91,325 | – | – | – | – | – | – | 210,477 |
| – | 25,000 | 84,828 | – | 500,000 | 228,983 | 494,790 | 23.1 | 3,129,242 |
| **249,540** | **544,537** | **84,828** | **–** | **500,000** | **228,983** | **766,925** | | **4,793,826** |
| – | 35,000 | 67,981 | – | 162,000 | 74,190 | 319,855 | 23.9 | 1,647,685 |
| – | 59,000 | 48,748 | – | 123,000 | 56,330 | 197,716 | 22.5 | 1,130,362 |
| – | 15,000 | 7,090 | – | 86,000 | 39,385 | 150,736 | 22.0 | 863,645 |
| – | 71,050 | 25,655 | – | 98,000 | 44,881 | 173,715 | 24.3 | 899,603 |
| – | – | – | – | – | – | – | – | 264,697 |
| – | 27,995 | – | 591,307[9] | 70,000 | 32,058 | 123,231 | 11.6 | 1,336,243 |
| – | 30,026 | – | 1,242,789[11] | – | – | 197,716 | 9.7 | 2,046,062 |
| | 3,036 | – | – | – | – | – | – | 441,430 |
| – | – | – | – | – | – | – | – | 606,693 |
| | **241,107** | **149,474** | **1,834,096** | **539,000** | **246,844** | **1,162,969** | | **9,236,420** |

### 7.3 Equity instruments

#### *7.3.1 Value of options granted, exercised and lapsed*

Summary of the value of options granted, exercised and lapsed in the current financial year as long-term incentives to directors and senior executives:

| | VALUE OF OPTIONS | | | |
|---|---|---|---|---|
| | GRANTED DURING THE YEAR[1] $ | EXERCISED DURING THE YEAR[2] $ | LAPSED DURING THE YEAR[3] $ | TOTAL OPTIONS VALUE DURING THE YEAR $ |
| **Directors** | | | | |
| Grant A King | 191,145 | 2,859,881 | – | 3,051,026 |
| Bruce G Beeren | – | 848,294 | – | 848,294 |
| **Executives** | | | | |
| Karen A Moses | 80,663 | 972,762 | – | 1053,425 |
| Andrew M Stock | 60,402 | – | – | 60,402 |
| Frank G Calabria | 42,052 | 738,244 | – | 780,296 |
| Robbert J Willink | – | 1,420,026 | – | 1,420,026 |
| David Baldwin | – | – | – | – |

[1] *The value of options granted in the year is the fair value of the options calculated at grant date using a binominal option-pricing model which has been independently calculated by Mercers. The value disclosed is the portion of the fair value of the options allocated to this reporting period.*

[2] *The value of options exercised during the year is calculated as the market price of Origin Energy shares on the Australian Securities Exchange as at close of trading on the date the options were exercised, after deducting the price paid to exercise the option.*

[3] *The value of the options that lapsed during the year represents the benefit forgone and is calculated at the date the option lapsed, using a binominal option-pricing model with no adjustments for whether the performance criteria have, or have not, been achieved.*

#### *7.3.2 Options and rights over equity instruments granted as compensation*

Options over ordinary shares of Origin Energy Limited granted or vested to all key management personnel:

| | NUMBER OF OPTIONS GRANTED DURING 2006/07 | GRANT DATE | NUMBER OF OPTIONS VESTED DURING 2006/07 | FAIR VALUE PER OPTION AT GRANT DATE | EXERCISE PRICE PER OPTION | EXPIRY DATE |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| H Kevin McCann | – | – | – | – | – | – |
| Bruce G Beeren | – | – | 275,000 | – | – | – |
| Trevor Bourne | – | – | – | – | – | – |
| Colin B Carter | – | – | – | – | – | – |
| Helen M Nugent | – | – | – | – | – | – |
| J Roland Williams | – | – | – | – | – | – |
| Gordon M Cairns | – | – | – | – | – | – |
| Grant A King | 500,000 | 11/9/2006 | 500,000 | $1.43 | $6.50 | 11/9/2011 |
| **Executives** | | | | | | |
| Karen A Moses | 211,000 | 11/9/2006 | 260,000 | $1.43 | $6.50 | 11/9/2011 |
| Andrew M Stock | 158,000 | 11/9/2006 | 160,000 | $1.43 | $6.50 | 11/9/2011 |
| Frank G Calabria | 110,000 | 11/9/2006 | 110,000 | $1.43 | $6.50 | 11/9/2011 |
| Robbert J Willink | – | – | 160,000 | – | – | – |
| David Baldwin | – | – | – | – | – | – |

| | NUMBER OF OPTIONS GRANTED DURING 2005/06 | GRANT DATE | NUMBER OF OPTIONS VESTED DURING 2005/06 | FAIR VALUE PER OPTION AT GRANT DATE | EXERCISE PRICE PER OPTION | EXPIRY DATE |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| H Kevin McCann | – | – | – | – | – | – |
| Bruce G Beeren | – | – | – | – | – | – |
| Trevor Bourne | – | – | – | – | – | – |
| Colin B Carter | – | – | – | – | – | – |
| Helen M Nugent | – | – | – | – | – | – |
| J Roland Williams | – | – | – | – | – | – |
| Grant A King | 500,000 | 7/9/2005 | – | $1.69 | $7.21 | 7/9/2010 |
| **Executives** | | | | | | |
| Karen A Moses | 162,000 | 7/9/2005 | 200,000 | $1.69 | $7.21 | 7/9/2010 |
| Andrew M Stock | 123,000 | 7/9/2005 | 130,000 | $1.69 | $7.21 | 7/9/2010 |
| Frank G Calabria | 86,000 | 7/9/2005 | 100,000 | $1.69 | $7.21 | 7/9/2010 |
| Robbert J Willink | 98,000 | 7/9/2005 | 100,000 | $1.69 | $7.21 | 7/9/2010 |
| David Baldwin | – | – | – | – | – | – |

No options have been granted since the end of the financial year. Options were provided at no cost to the recipients.

All options expire on the earlier of their expiry date or termination of the individual's employment. The options are exercisable after three years from grant date. In addition to a continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles. Details of the performance criteria are included in the long-term incentives information on pages 47 to 49. For options granted in the current year, the earliest exercise date is 11 September 2009.

***7.3.3 Exercise of options granted as compensation***

The following shares were issued on the exercise of options previously granted as compensation:

| | 2006/07 | | 2005/06 | |
|---|---|---|---|---|
| | NUMBER OF SHARES | AMOUNT PAID PER SHARE | NUMBER OF SHARES | AMOUNT PAID PER SHARE |
| **Directors** | | | | |
| H Kevin McCann | – | – | – | – |
| Bruce G Beeren | 250,000 | $3.04 | – | – |
| Trevor Bourne | – | – | – | – |
| Colin B Carter | – | – | – | – |
| Helen M Nugent | – | – | – | – |
| J Roland Williams | – | – | – | – |
| Gordon M Cairns | – | – | – | – |
| Grant A King | 750,000 | $3.04 | – | – |
| **Executives** | | | | |
| Karen A Moses | 240,000 | $3.04 | – | – |
| Andrew M Stock | – | – | 130,000 | $3.40 |
| Frank G Calabria | 60,000 | $3.04 | – | – |
| Frank G Calabria | 80,000 | $3.40 | – | – |
| Robbert J Willink | 100,000 | $3.40 | – | – |
| Robbert J Willink | 160,000 | $4.15 | – | – |
| David Baldwin | – | – | – | – |

There were no amounts unpaid on the shares issued as a result of the exercise of options during 2005/06 and 2006/07.

### *7.3.4 Option holdings*

Movement, during the reporting period, in the number of options over ordinary shares in Origin Energy held directly, indirectly or beneficially by key management personnel, including their related parties:

| | HELD AT 1 JULY 2006 | GRANTED AS COMPENSATION | EXERCISED | LAPSED DURING THE YEAR | HELD AT 30 JUNE 2007 | VESTED DURING THE YEAR | VESTED AND EXERCISABLE AT 30 JUNE 2007 |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| H Kevin McCann | – | – | – | – | – | – | – |
| Bruce G Beeren | 800,000 | – | 250,000 | – | 550,000 | 275,000 | 275,000 |
| Trevor Bourne | – | – | – | – | – | – | – |
| Colin B Carter | – | – | – | – | – | – | – |
| Helen M Nugent | – | – | – | – | – | – | – |
| J Roland Williams | – | – | – | – | – | – | – |
| Gordon M Cairns | – | – | – | – | – | – | – |
| Grant A King | 2,250,000 | 500,000 | 750,000 | – | 2,000,000 | 500,000 | 500,000 |
| **Executives** | | | | | | | |
| Karen A Moses | 1,082,000 | 211,000 | 240,000 | – | 1,053,000 | 260,000 | 460,000 |
| Andrew M Stock | 418,000 | 158,000 | – | – | 576,000 | 160,000 | 160,000 |
| Frank G Calabria | 466,000 | 110,000 | 140,000 | – | 436,000 | 110,000 | 130,000 |
| Robbert J Willink | 468,000 | – | 260,000 | – | 208,000 | 160,000 | – |
| David Baldwin | – | – | – | – | – | – | – |

| | HELD AT 1 JULY 2005 | GRANTED AS COMPENSATION | EXERCISED | LAPSED DURING THE YEAR | HELD AT 30 JUNE 2006 | VESTED DURING THE YEAR | VESTED AND EXERCISABLE AT 30 JUNE 2006 |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| H Kevin McCann | – | – | – | – | – | – | – |
| Bruce G Beeren | 800,000 | – | – | – | 800,000 | – | 250,000 |
| Trevor Bourne | – | – | – | – | – | – | – |
| Colin B Carter | – | – | – | – | – | – | – |
| Helen M Nugent | – | – | – | – | – | – | – |
| J Roland Williams | – | – | – | – | – | – | – |
| Grant A King | 1,750,000 | 500,000 | – | – | 2,250,000 | – | 750,000 |
| **Executives** | | | | | | | |
| Karen A Moses | 920,000 | 162,000 | – | – | 1,082,000 | 200,000 | 440,000 |
| Andrew M Stock | 425,000 | 123,000 | 130,000 | – | 418,000 | – | – |
| Frank G Calabria | 380,000 | 86,000 | – | – | 466,000 | 100,000 | 160,000 |
| Robbert J Willink | 370,000 | 98,000 | – | – | 468,000 | 100,000 | 100,000 |
| David Baldwin | – | – | – | – | – | – | – |

*7.3.5 Equity holdings and transactions*

Movement, during the reporting period, in the number of ordinary shares of Origin Energy Limited held directly, indirectly or beneficially by key management personnel, including their related parties:

| | HELD AT 1 JULY 2006 | PURCHASES | RECEIVED ON EXERCISE OF OPTIONS | SALES | HELD AT 30 JUNE 2007 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| H Kevin McCann | 253,286 | 8,439 | – | – | 261,725 |
| Bruce G Beeren | 554,420 | 600 | 250,000 | – | 805,020 |
| Trevor Bourne | 38,350 | 4,616 | – | – | 42,966 |
| Colin B Carter | 30,958 | 2,773 | – | – | 33,731 |
| Helen M Nugent | 14,046 | 4,352 | – | – | 18,398 |
| J Roland Williams | 33,658 | 4,579 | – | – | 38,237 |
| Gordon M Cairns | – | 2,500 | – | – | 2,500 |
| Grant A King | 244,769 | 6,277 | 750,000 | 700,000 | 301,046 |
| **Executives** | | | | | |
| Karen A Moses | 33,266 | 200 | 240,000 | 240,000 | 33,466 |
| Andrew M Stock | 587,095 | 400 | – | 190,000 | 397,495 |
| Frank G Calabria | 614 | 218 | 140,000 | – | 140,832 |
| Robbert J Willink | 351,781 | 200 | 260,000 | – | 611,981 |
| David Baldwin | – | – | – | – | – |

| | HELD AT 1 JULY 2005 | PURCHASES | RECEIVED ON EXERCISE OF OPTIONS | SALES | HELD AT 30 JUNE 2006 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| H Kevin McCann | 253,286 | – | – | – | 253,286 |
| Bruce G Beeren | 549,647 | 4,773 | – | – | 554,420 |
| Trevor Bourne | 33,786 | 4,564 | – | – | 38,350 |
| Colin B Carter | 26,625 | 4,333 | – | – | 30,958 |
| Helen M Nugent | 9,750 | 4,296 | – | – | 14,046 |
| J Roland Williams | 29,076 | 4,582 | – | – | 33,658 |
| Grant A King | 239,613 | 5,156 | – | – | 244,769 |
| **Executives** | | | | | |
| Karen A Moses | 33,128 | 138 | – | – | 33,266 |
| Andrew M Stock | 462,584 | 217 | 130,000 | – | 592,801 |
| Frank G Calabria | 40,462 | 152 | – | 40,000 | 614 |
| Robbert J Willink | 351,643 | 138 | – | – | 351,781 |
| David Baldwin | – | – | – | – | – |

***7.3.6 Vesting profile***

Details of vesting profile of the options granted as remuneration during the reporting period to key management personnel:

| | OPTIONS GRANTED | | | | | VALUE YET TO VEST $ | |
|---|---|---|---|---|---|---|---|
| | NUMBER | DATE | PERCENTAGE VESTED IN YEAR | FORFEITED IN YEAR | FINANCIAL YEARS IN WHICH GRANT VESTS | MINIMUM[1] | MAXIMUM[2] |
| **Directors** | | | | | | | |
| H Kevin McCann | – | – | – | – | – | – | – |
| Bruce G Beeren | – | – | – | – | – | – | – |
| Trevor Bourne | – | – | – | – | – | – | – |
| Colin B Carter | – | – | – | – | – | – | – |
| Helen M Nugent | – | – | – | – | – | – | – |
| J Roland Williams | – | – | – | – | – | – | – |
| Gordon M Cairns | – | – | – | – | – | – | – |
| Grant A King | 500,000 | 11/9/2006 | – | – | 1/7/2009 | Nil | 191,145 |
| **Executives** | | | | | | | |
| Karen A Moses | 211,000 | 11/9/2006 | – | – | 1/7/2009 | Nil | 80,663 |
| Andrew M Stock | 158,000 | 11/9/2006 | – | – | 1/7/2009 | Nil | 60,402 |
| Frank G Calabria | 110,000 | 11/9/2006 | – | – | 1/7/2009 | Nil | 42,052 |
| Robbert J Willink | – | – | – | – | – | – | – |
| David Baldwin | – | – | – | – | – | – | – |

(1) *The minimum value of options yet to vest is nil as the performance criteria may not be met and consequently the option may not vest.*

(2) *The maximum value of options yet to vest is not determinable as it depends on the market price of shares of Origin Energy on the Australian Securities Exchange at the date the option is exercised. These share prices represent a maximum price included in the volatility assumptions within the valuation of the options.*

# INCOME STATEMENT

for year ended 30 June

| | | CONSOLIDATED 2007 | | | CONSOLIDATED 2006 | | |
|---|---|---|---|---|---|---|---|
| $'000 | NOTE | CONTINUING OPERATIONS | DISCONTINUED OPERATIONS | TOTAL OPERATIONS | CONTINUING OPERATIONS | DISCONTINUED OPERATIONS | TOTAL OPERATIONS |
| Revenue | | 6,246,628 | 208,892 | 6,455,520 | 5,691,916 | 187,840 | 5,879,756 |
| Other income | | 7,483 | 8,102 | 15,585 | 31,469 | 8,254 | 39,723 |
| **Total revenue and other income** | 3(a) | 6,254,111 | 216,994 | 6,471,105 | 5,723,385 | 196,094 | 5,919,479 |
| Raw materials and consumables used, and changes in finished goods and work in progress | | 4,320,676 | 35,157 | 4,355,833 | 3,943,930 | 30,369 | 3,974,299 |
| Advertising expense | | 32,420 | 4,692 | 37,112 | 22,203 | 4,793 | 26,996 |
| Bad debts expense | | 18,539 | – | 18,539 | 14,760 | 8 | 14,768 |
| Consultancy expense | | 35,707 | 4,190 | 39,897 | 35,321 | 1,047 | 36,368 |
| Contracting expense | | 48,582 | 90,765 | 139,347 | 52,352 | 79,271 | 131,623 |
| Employee benefits expense | | 280,529 | 42,960 | 323,489 | 268,170 | 41,225 | 309,395 |
| Exploration expense | | 31,960 | – | 31,960 | 45,223 | – | 45,223 |
| Oil and gas production expense | | 59,382 | – | 59,382 | 59,254 | – | 59,254 |
| Motor vehicle expense | | 14,912 | 3,761 | 18,673 | 13,606 | 3,986 | 17,592 |
| Occupancy expense | | 34,205 | 4,475 | 38,680 | 29,590 | 3,441 | 33,031 |
| Repairs and maintenance expense | | 45,301 | 3,772 | 49,073 | 41,534 | 2,962 | 44,496 |
| Royalties expense | | 30,840 | – | 30,840 | 31,719 | – | 31,719 |
| Administration and other expenses | | 145,712 | 4,380 | 150,092 | 132,209 | 6,419 | 138,628 |
| **Total expenses, excluding financing costs** | | 5,098,765 | 194,152 | 5,292,917 | 4,689,871 | 173,521 | 4,863,392 |
| Share of net profits of equity accounted investees | 9 | 15,725 | 6,858 | 22,583 | 13,648 | 6,743 | 20,391 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | | 1,171,071 | 29,700 | 1,200,771 | 1,047,162 | 29,316 | 1,076,478 |
| Gain on sale of businesses | | – | 113,776 | 113,776 | 30,942 | – | 30,942 |
| Depreciation and amortisation expense | | (325,982) | (3,621) | (329,603) | (292,474) | (4,164) | (296,638) |
| Impairment of property, plant and equipment | | (73,838) | – | (73,838) | – | – | – |
| Increase/(decrease) in fair value of financial instruments | | 52,262 | – | 52,262 | (12,732) | – | (12,732) |
| Net financing costs | 3(b) | (215,174) | – | (215,174) | (174,822) | – | (174,822) |
| **Profit before income tax** | | 608,339 | 139,855 | 748,194 | 598,076 | 25,152 | 623,228 |
| Income tax expense | 4 | 111,462 | 45,148 | 156,610 | 162,336 | 6,812 | 169,148 |
| **Profit for the year** | | 496,877 | 94,707 | 591,584 | 435,740 | 18,340 | 454,080 |
| **Attributable to:** | | | | | | | |
| Minority interests | 11 | 134,698 | – | 134,698 | 122,171 | – | 122,171 |
| Members of the parent entity | 11 | 362,179 | 94,707 | 456,886 | 313,569 | 18,340 | 331,909 |
| **Profit for the year** | | 496,877 | 94,707 | 591,584 | 435,740 | 18,340 | 454,080 |
| **Basic earnings per share** | 12 | 43.4 cents | 11.3 cents | 54.7 cents | 39.6 cents | 2.3 cents | 41.9 cents |
| **Diluted earnings per share** | 12 | 43.1 cents | 11.3 cents | 54.4 cents | 39.4 cents | 2.3 cents | 41.7 cents |

*The income statement should be read in conjunction with the notes to the financial statements.*

# STATEMENT OF RECOGNISED INCOME AND EXPENSE

for year ended 30 June

| $'000 | CONSOLIDATED 2007 | 2006 |
|---|---|---|
| **Available for sale assets:** | | |
| Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | **-** | 27,614 |
| Losses transferred to income statement | **-** | (1,646) |
| Valuation gain/(loss) taken to equity | **25,381** | (1,602) |
| **Cash flow hedges:** | | |
| Loss taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | **-** | (11,010) |
| (Gains)/losses transferred to income statement | **(164,014)** | 40,504 |
| Transferred to carrying amount of assets | **465** | (977) |
| Foreign currency translation (loss)/gain | **(3,617)** | 855 |
| Valuation gain/(loss) taken to equity | **2,363,614** | (23,361) |
| Share of increase in hedging reserves attributable to equity accounted investees | **3,237** | 3,827 |
| **Net (loss)/gain on hedge of net investment in foreign subsidiary:** | | |
| (Loss)/gain taken to equity | **(37,681)** | 45,162 |
| **Translation of foreign operations:** | | |
| Exchange differences taken to equity | **233,497** | (256,009) |
| Translation of cash flow hedge reserve | **3,617** | (855) |
| Net loss on transfer of interest in entities under common control | **(3,874)** | - |
| Actuarial (loss)/gain on defined benefit superannuation plan | **(23)** | 6,373 |
| **Net income/(expense) recognised directly in equity** | **2,420,602** | (171,125) |
| Profit for the year | **591,584** | 454,080 |
| **Total recognised income and expense for the year** | **3,012,186** | 282,955 |
| **Attributable to:** | | |
| Minority interests | **199,122** | 13,075 |
| Members of the parent entity | **2,813,064** | 269,880 |
| **Total recognised income and expense for the year** | **3,012,186** | 282,955 |

*The statement of recognised income and expense should be read in conjunction with the notes to the financial statements.*

*The above amounts and other movements in equity arising from transactions with owners as owners are set out in note 11.*

# BALANCE SHEET

as at 30 June

| $'000 | NOTE | CONSOLIDATED 2007 | 2006 |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | | **267,574** | 309,229 |
| Trade and other receivables | | **1,609,515** | 875,459 |
| Inventories | | **114,212** | 101,884 |
| Other financial assets, including derivatives | | **2,735,958** | 219,881 |
| Assets classified as held for sale | | **255,462** | – |
| Other assets | | **107,011** | 42,998 |
| **Total current assets** | | **5,089,732** | 1,549,451 |
| **Non-current assets** | | | |
| Trade and other receivables | | **727** | 3,638 |
| Investments accounted for using the equity method | | **66,091** | 78,448 |
| Other financial assets, including derivatives | | **829,206** | 216,710 |
| Property, plant and equipment | | **5,775,905** | 5,244,933 |
| Exploration and evaluation expenditure | | **214,746** | 186,064 |
| Development expenditure | | **229,865** | 128,910 |
| Intangible assets | | **2,494,505** | 1,227,860 |
| Deferred tax assets | | **45,047** | 5,133 |
| Other assets | | **19,427** | 23,780 |
| **Total non-current assets** | | **9,675,519** | 7,115,476 |
| **Total assets** | | **14,765,251** | 8,664,927 |
| **Current liabilities** | | | |
| Trade and other payables | | **1,539,863** | 797,162 |
| Interest-bearing liabilities | | **507,339** | 511,916 |
| Other financial liabilities, including derivatives | | **420,221** | 147,189 |
| Tax liabilities | | **114,157** | 26,179 |
| Provisions | | **108,074** | 95,297 |
| Liabilities classified as held for sale | | **36,256** | – |
| **Total current liabilities** | | **2,725,910** | 1,577,743 |
| **Non-current liabilities** | | | |
| Trade and other payables | | **107,024** | 6,460 |
| Interest-bearing liabilities | | **2,718,678** | 2,207,896 |
| Other financial liabilities, including derivatives | | **397,887** | 271,008 |
| Tax liabilities | | **1,644,448** | 778,658 |
| Provisions | | **202,048** | 177,477 |
| **Total non-current liabilities** | | **5,070,085** | 3,441,499 |
| **Total liabilities** | | **7,795,995** | 5,019,242 |
| **Net assets** | | **6,969,256** | 3,645,685 |
| **Equity** | | | |
| Share capital | 10 | **1,688,423** | 1,158,959 |
| Reserves | 11 | **2,287,519** | (38,008) |
| Retained earnings | 11 | **1,905,054** | 1,569,728 |
| **Total parent entity interest** | | **5,880,996** | 2,690,679 |
| Minority interests | 11 | **1,088,260** | 955,006 |
| **Total equity** | 11 | **6,969,256** | 3,645,685 |

*The balance sheet should be read in conjunction with the notes to the financial statements.*

# STATEMENT OF CASH FLOWS

for year ended 30 June

| $'000 | NOTE | CONSOLIDATED 2007 | 2006 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash receipts from customers | | **6,896,116** | 6,216,021 |
| Cash paid to suppliers | | **(5,775,229)** | (5,131,806) |
| Cash generated from operations | | **1,120,887** | 1,084,215 |
| Dividends/distributions received from equity accounted investees | | **21,419** | 20,316 |
| Other dividends received | | **698** | 836 |
| Income taxes paid | | **(164,765)** | (118,788) |
| **Net cash from operating activities** | | **978,239** | 986,579 |
| **Cash flows from investing activities** | | | |
| Payments for property, plant and equipment | | **(524,553)** | (430,276) |
| Payments for exploration and producing areas of interest | | **(224,562)** | (139,896) |
| Acquisition of controlled entities (net of cash acquired) | 7(c) | **(1,239,574)** | (31,174) |
| Acquisition of businesses and other assets (net of cash acquired) | | **(13,160)** | (148,838) |
| Acquisition of other investments | | **(2,782)** | (940) |
| Repayment of loans by equity accounted investees | | **2,722** | 59,026 |
| Interest received | | **25,943** | 20,317 |
| Net proceeds from disposal of investments | | **5,168** | 66,848 |
| Net proceeds from disposal of controlled entities | 5(c) | **131,238** | – |
| Net proceeds from sale of non-current assets | | **2,898** | 27,872 |
| **Net cash used in investing activities** | | **(1,836,662)** | (687,061) |
| **Cash flows from financing activities** | | | |
| Proceeds from borrowings | | **5,296,311** | 2,808,342 |
| Repayment of borrowings | | **(4,558,373)** | (2,515,922) |
| Interest paid | | **(248,142)** | (205,506) |
| Dividends paid by parent entity | | **(117,304)** | (110,657) |
| Dividends paid to minority interests | | **(65,868)** | (52,421) |
| Proceeds from issue of share capital | | **486,090** | 4,006 |
| **Net cash from/(used in) financing activities** | | **792,714** | (72,158) |
| **Net (decrease)/increase in cash and cash equivalents** | | **(65,709)** | 227,360 |
| Cash and cash equivalents at the beginning of the year | | **302,634** | 79,030 |
| Effect of exchange rate changes on cash | | **24,457** | (3,756) |
| **Cash and cash equivalents at the end of the year** | 7(a) | **261,382** | 302,634 |

*The statement of cash flows should be read in conjunction with the notes to the financial statements.*

# 1. Statement of significant accounting policies

## (a) Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1039: *Concise Financial Reports* (AASB 1039). The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments at fair value through profit or loss and financial instruments classified as available for sale.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

In the prior financial year the consolidated entity adopted AASB 7: *Financial Instruments: Disclosures*, AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity note 11.

## (b) Accounting estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

***Restoration, rehabilitation and dismantling***

The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included in the consolidated entity's full financial report.

***Impairment of assets***

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

***Exploration and evaluation expenditure***

The application of the exploration and evaluation expenditure policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy it is concluded that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

***Depreciation of producing areas of interest***

The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

***Fair value of financial instruments***

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

***Defined benefit superannuation plan obligations***

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations. These assumptions are discussed in the consolidated entity's full financial report.

## (c) Discontinued operations

Certain comparative amounts have been reclassified to conform with the current year's presentation. In addition, the comparative Income Statement has been re-presented as if an operation classified as discontinued during the current period had been discontinued from the start of the comparative period, refer note 5.

## 2. Segments

### (a) Primary reporting – geographical segments

| | AUSTRALIA[1][2] | | NEW ZEALAND[3] | | CONSOLIDATED | |
|---|---|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Total segment revenue** | **4,632,653** | 3,720,772 | **1,822,867** | 2,158,984 | **6,455,520** | 5,879,756 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | **721,883** | 567,674 | **478,888** | 508,804 | **1,200,771** | 1,076,478 |
| Depreciation and amortisation expense | **(203,234)** | (171,657) | **(126,369)** | (124,981) | **(329,603)** | (296,638) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | **32,834** | (20,687) | **(705)** | 524 | **32,129** | (20,163) |
| Gain on sale of businesses | **113,776** | – | **–** | 30,942 | **113,776** | 30,942 |
| Impairment of property, plant and equipment | **(73,838)** | – | **–** | – | **(73,838)** | – |
| **Earnings before interest and tax (EBIT)** | **591,421** | 375,330 | **351,814** | 415,289 | **943,235** | 790,619 |
| Net financing costs | | | | | **(215,174)** | (174,822) |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | | **20,133** | 7,431 |
| **Profit before income tax** | | | | | **748,194** | 623,228 |
| Income tax expense | | | | | **(156,610)** | (159,148) |
| **Profit for the year** | | | | | **591,584** | 464,080 |
| **Share of net profits of equity accounted investees** | **19,710** | 18,409 | **2,873** | 1,982 | **22,583** | 20,391 |
| **Significant other non-cash expenses** | **19,114** | 13,160 | **10,730** | 10,805 | **29,844** | 23,965 |
| **Acquisitions of non-current assets (includes capital expenditure)** | **1,796,975** | 736,850 | **229,932** | 159,742 | **2,026,907** | 896,592 |
| **Assets** | | | | | | |
| Segment assets | **9,900,410** | 4,313,243 | **4,486,129** | 3,958,874 | **14,386,539** | 8,272,117 |
| Equity accounted investments | **60,451** | 73,867 | **5,640** | 4,581 | **66,091** | 78,448 |
| **Total segment assets** | **9,960,861** | 4,387,110 | **4,491,769** | 3,963,455 | **14,452,630** | 8,350,565 |
| Cash and current and deferred tax assets | | | | | **312,621** | 314,362 |
| **Total assets** | | | | | **14,765,251** | 8,664,927 |
| **Liabilities** | | | | | | |
| Segment liabilities | **2,074,441** | 1,075,026 | **590,427** | 419,567 | **2,664,868** | 1,494,593 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | | **5,131,127** | 3,524,649 |
| **Total liabilities** | | | | | **7,795,995** | 5,019,242 |

(1) *The Australian geographic segment includes operations in Australia and the Pacific.*

(2) *The Australian geographic segment includes the operations of the discontinued Networks business segment as disclosed in the secondary segment reporting note (refer note 2(b)).*

(3) *The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities.*

## 2. Segments (continued)

### (b) Secondary reporting – business segments

| | Exploration and Production 2007 $'000 | Exploration and Production 2006 $'000 | Retail 2007 $'000 | Retail 2006[2] $'000 | Generation 2007 $'000 | Generation 2006[2] $'000 | Networks (discontinued)[3] 2007 $'000 | Networks (discontinued)[3] 2006[2] $'000 | Contact Energy 2007 $'000 | Contact Energy 2006 $'000 | Consolidated 2007 $'000 | Consolidated 2006 $'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | |
| Total revenue | 484,178 | 434,943 | 4,081,585 | 3,205,951 | 122,161 | 96,239 | 208,892 | 187,840 | 1,739,694 | 2,074,755 | 6,636,510 | 5,999,728 |
| Intersegment sales elimination[1] | (145,092) | (90,977) | – | – | (35,898) | (28,995) | – | – | – | – | (180,990) | (119,972) |
| **Total segment revenue** | 339,086 | 343,966 | 4,081,585 | 3,205,951 | 86,263 | 67,244 | 208,892 | 187,840 | 1,739,694 | 2,074,755 | 6,455,520 | 5,879,756 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | 254,417 | 208,824 | 341,169 | 291,968 | 98,543 | 58,404 | 29,700 | 29,316 | 476,942 | 487,966 | 1,200,771 | 1,076,478 |
| Depreciation and amortisation expense | (134,687) | (106,428) | (50,043) | (44,063) | (19,759) | (22,996) | (3,621) | (4,164) | (121,493) | (118,987) | (329,603) | (296,638) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | (4,692) | (3,421) | 37,526 | (17,266) | – | – | – | – | (705) | 524 | 32,129 | (20,163) |
| Gain on sale of businesses | – | – | – | – | – | – | 113,776 | – | – | 30,942 | 113,776 | 30,942 |
| Impairment of property, plant and equipment | (73,838) | – | – | – | – | – | – | – | – | – | (73,838) | – |
| **Earnings before interest and tax (EBIT)** | 41,200 | 98,975 | 328,652 | 230,639 | 78,784 | 35,408 | 139,855 | 25,152 | 354,744 | 400,445 | 943,235 | 790,619 |
| Net financing costs | | | | | | | | | | | (215,174) | (174,822) |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | | | | | | | | 20,133 | 7,431 |
| **Profit before income tax** | | | | | | | | | | | 748,194 | 623,228 |
| Income tax expense | | | | | | | | | | | (156,610) | (169,148) |
| **Profit for the year** | | | | | | | | | | | 591,584 | 454,080 |
| **Share of net profits of equity accounted investees** | – | – | 27 | 91 | 12,852 | 11,666 | 6,858 | 6,743 | 2,846 | 1,891 | 22,583 | 20,391 |
| **Significant other non-cash expenses** | 3,511 | 4,700 | 19,221 | 12,526 | 1,858 | 1,199 | 853 | 1,064 | 4,401 | 4,476 | 29,844 | 23,965 |
| **Acquisitions of non-current assets (includes capital expenditure)** | 470,343 | 662,453 | 1,328,823 | 97,291 | 88,977 | 17,431 | 13,088 | – | 125,676 | 119,417 | 2,026,907 | 896,592 |
| **Assets** | | | | | | | | | | | | |
| Segment assets | 2,192,607 | 1,985,838 | 7,234,274 | 1,932,680 | 395,894 | 311,445 | 255,462 | 219,533 | 4,308,302 | 3,822,621 | 14,386,539 | 8,272,117 |
| Equity accounted investments | – | – | – | 148 | 60,451 | 56,498 | – | 17,369 | 5,640 | 4,433 | 66,091 | 78,448 |
| **Total segment assets** | 2,192,607 | 1,985,838 | 7,234,274 | 1,932,828 | 456,345 | 367,943 | 255,462 | 236,902 | 4,313,942 | 3,827,054 | 14,452,630 | 8,350,565 |
| Cash and current and deferred tax assets | | | | | | | | | | | 312,621 | 314,362 |
| **Total assets** | | | | | | | | | | | 14,765,251 | 8,664,927 |
| **Liabilities** | | | | | | | | | | | | |
| Segment liabilities | 246,774 | 327,891 | 1,801,584 | 726,998 | 26,247 | 21,402 | 36,256 | 33,838 | 554,007 | 384,464 | 2,664,868 | 1,494,593 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | | | | | | | | 5,131,127 | 3,524,649 |
| **Total liabilities** | | | | | | | | | | | 7,795,995 | 5,019,242 |

[1] *Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.*

*A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.*

*The Exploration and Production segment sells gas and LPG to the Retail segment.*

[2] *June 2006 comparative amounts have been restated to present the discontinued Networks business segment separately from continuing operations. Refer note 5 for a discussion of the discontinued Networks business segment.*

[3] *The results of discontinued operations are included in note 5.*

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.

| Business segments: | Products and services: |
|---|---|
| Exploration and Production | Natural gas and oil exploration and production in Australia and New Zealand. |
| Retail | Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand. |
| Generation | Natural gas-fired cogeneration and power generation in Australia. |
| Networks (discontinued) | Infrastructure investment and management services in Australia. |
| Contact Energy | Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand. |

## 3. Profit

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Revenue and other income** | | |
| **Revenue** | | |
| Revenue from sale of goods | 6,244,314 | 5,691,762 |
| Revenue from rendering of services | 2,314 | 154 |
| **Total revenue from continuing operations** | 6,246,628 | 5,691,916 |
| Revenue from discontinued operations | 208,892 | 187,840 |
| **Total revenue** | 6,455,520 | 5,879,756 |
| **Other income** | | |
| Dividends received from other parties | 697 | 836 |
| Net (loss)/gain on sale of other assets | (1,774) | 15,702 |
| Net foreign exchange (loss)/gain | (152) | 1,021 |
| Government grants/subsidies | 427 | 1,178 |
| Other | 8,285 | 12,732 |
| **Total other income from continuing operations** | 7,483 | 31,469 |
| Other income from discontinued operations | 8,102 | 8,254 |
| **Total other income** | 15,585 | 39,723 |
| **Total revenue and other income** | 6,471,105 | 5,919,479 |
| **(b) Net financing costs** | | |
| **Interest income** | | |
| Associated entities | 2 | 602 |
| Other parties | 24,250 | 17,030 |
| | 24,252 | 17,632 |
| **Interest expense** | | |
| Other parties | 224,487 | 179,718 |
| On unwinding of discount on provisions | 14,926 | 12,122 |
| Finance charges on capitalised leases | 13 | 614 |
| | 239,426 | 192,454 |
| **Total net financing costs** | (215,174) | (174,822) |
| **Financing costs capitalised** | 30,003 | 27,189 |
| **(c) Significant income/(expense) items included in profit for the year** | | |
| Increase/(decrease) in fair value of financial instruments | 52,262 | (12,732) |
| Impairment of property, plant and equipment | (73,838) | – |
| Gain on sale of businesses[1] | 113,776 | 30,942 |
| Termination of Mt Stuart PPA | 19,589 | – |
| Sun Retail one-off costs | (13,638) | – |
| Proposed dual-listed-company expense | – | (16,917) |
| **Total significant items (before income tax)** | 98,151 | 1,293 |

*Income tax expense for the year ended 30 June 2007 included a tax benefit amount of $56,942,000 relating to the reduction in New Zealand tax rates from 33% to 30% (refer note 4).*

[1] *The gain on sale of business for the year ended 30 June 2007 of $113,776,000 related to the sale of the consolidated entity's interest in the SEA Gas Partnership. The gain on sale was disclosed as part of the discontinued Networks business segment (refer note 5). The gain on sale in 2006 related to the sale of the consolidated entity's interest in Valley Power.*

## 4. Income tax expense

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 |
|---|---|---|
| Current tax expense | **256,053** | 211,456 |
| Deferred tax benefit | **(90,724)** | (35,016) |
| Over provided in prior years | **(8,719)** | (7,292) |
| **Total income tax expense in income statement** | **156,610** | 169,148 |
| **Reconciliation between tax expense and pre-tax net profit** | | |
| Profit before income tax | **748,194** | 623,228 |
| Income tax using the domestic corporation tax rate of 30% (2006:30%) | | |
| Prima facie income tax expense on pre-tax accounting profit: | | |
| – at Australian tax rate of 30% | **224,458** | 186,968 |
| – adjustment for difference between Australian and overseas tax rates | **8,537** | 9,987 |
| **Income tax expense on pre-tax accounting profit at standard rates** | **232,995** | 196,955 |
| Increase in income tax expense due to: | | |
| Share-based remuneration expense | **1,932** | 1,880 |
| Non-deductible redeemable preference share expense | **-** | 4,436 |
| Decrease in income tax expense due to: | | |
| Share of net profits of associates | **(2,392)** | (1,932) |
| Gain on disposal of Valley Power | **-** | (9,828) |
| Recognition of change in net tax loss position | **(13,433)** | (16,532) |
| Other | **3,169** | 1,461 |
| | **(10,724)** | (20,515) |
| Over provided in prior years – current and deferred | **(8,719)** | (7,292) |
| Reduction in tax rates New Zealand (33% to 30%) | **(56,942)** | - |
| **Income tax expense on pre-tax net profit** | **156,610** | 169,148 |
| **Attributable to:** | | |
| Continuing operations | **111,462** | 162,336 |
| Discontinued operations: | | |
| Gain on disposal of discontinued operations | **37,809** | - |
| Profit from ordinary activities of the discontinued operations | **7,339** | 6,812 |
| | **45,148** | 6,812 |
| **Income tax expense on pre-tax net profit** | **156,610** | 169,148 |

## 5. Discontinued operation

In April 2007, the consolidated entity entered into an agreement to sell the Networks business segment to APA Group (including Australian Pipeline Trust and other associated businesses) for consideration of $561.9 million. The Networks business segment included Origin Energy Asset Management, a 17% interest in Envestra, a 33.3% interest in the SEA Gas Pipeline and a number of other assets. The sale of the Networks business segment was completed in two tranches. The first tranche (which incorporated the consolidated entity's share of the SEA Gas Partnership) was completed on 29 June 2007 and the profit on disposal of this investment has been recorded in the current period results.

The second tranche, which incorporated the sale of the remaining Networks business segment and assets, was completed on 2 July 2007 and the profit and loss on disposal of this tranche will be recorded in the financial year ending 30 June 2008.

The Networks business segment was not disclosed as a discontinued operation or classified as held for sale as at 30 June 2006, however, the comparative income statement has been re-stated to present the discontinued Networks business segment separately from continuing operations.

The income statement for discontinued operations incorporates the operating results for the Networks business segment and the profit on sale of the consolidated entity's interest in the SEA Gas Partnership.

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Effect of discontinued operations on the Income Statement of the consolidated entity** | | |
| Operating results before tax | **26,079** | 25,152 |
| Profit on disposal of 33.3% interest in the SEA Gas Partnership | **113,776** | – |
| **Profit before income tax** | **139,855** | 25,152 |
| Income tax expense | **45,148** | 6,812 |
| **Net profit after tax** | **94,707** | 18,340 |
| **(b) Cash flows from discontinued operations** | | |
| Net cash from operating activities | **31,194** | 30,226 |
| Net cash from investing activities | **128,287** | 48,434 |
| Net cash from financing activities | **-** | – |
| **Net cash from discontinued operations** | **159,481** | 78,660 |

### (c) Effect of the disposal on the financial position of the consolidated entity for the period ended 30 June 2007

| | 2007 $'000 |
|---|---|
| **Net assets disposed of:** | |
| Investments accounted for using the equity method | **17,462** |
| Consideration received – cash (net of disposal costs) | **131,238** |

## 5. Discontinued operation (continued)

### (d) Assets and liabilities classified as held for sale

The second tranche of the Networks business segment disposal, being the disposal of the Origin Energy Asset Management business, a 17% interest in Envestra and a number of other assets, settled on 2 July 2007 and the profit on disposal will be recorded in the financial year ending 30 June 2008.

The assets and liabilities applicable to the remaining Networks business segment have been separately disclosed in the consolidated Balance Sheet as current assets and current liabilities held for sale as at 30 June 2007.

| | 2007 $'000 |
|---|---|
| **Assets classified as held for sale** | |
| Trade and other receivables | 24,468 |
| Inventories | 2,821 |
| Other financial assets, including derivatives | 175,811 |
| Investments accounted for using the equity method | 976 |
| Property, plant and equipment | 44,012 |
| Intangible assets | 5,843 |
| Other assets | 1,531 |
| | 255,462 |
| **Liabilities classified as held for sale** | |
| Trade and other payables | 21,376 |
| Provisions | 14,880 |
| | 36,256 |

## 6. Dividends

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Dividend reconciliation** | | |
| Final dividend of 9 cents per share, fully franked at 30%, paid 29 September 2006 (2006: Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005) | 71,697 | 63,334 |
| Interim dividend of 10 cents per share, fully franked at 30%, paid 30 March 2007 (2006: Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006) | 86,957 | 71,445 |
| | 158,654 | 134,779 |
| **(b) Subsequent event** | | |
| Since the end of the financial year, the directors have declared a final dividend of 11 cents per share, fully franked at 30%, payable 3 October 2007 | 95,952 | |
| The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports. | | |

## 7. Notes to the statement of cash flows

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Reconciliation of cash and cash equivalents** | | |
| Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheets as follows: | | |
| Cash and cash equivalents | 267,574 | 309,229 |
| Bank overdrafts | (6,192) | (6,595) |
| | 261,382 | 302,634 |
| **(b) The following non-cash financing and investing activities have not been included in the statement of cash flows:** | | |
| Issue of shares in respect of the Dividend Reinvestment Plan | 41,350 | 24,122 |
| Sale and purchase of listed company shares | 13,089 | 9,845 |

## 7. Notes to the statements of cash flows (continued)

### (c) Net assets acquired

During the year ended 30 June 2007, the consolidated entity acquired Sun Retail Pty Ltd for a total consideration of $1,239,574,000. (Refer note 8.)

During the year ended 30 June 2006, the consolidated entity acquired entities for a total consideration of $31,553,000. (Refer note 8.)

| | BOOK VALUE CONSOLIDATED | | FAIR VALUE CONSOLIDATED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Current assets** | | | | |
| Cash and cash equivalents | – | 379 | – | 379 |
| Trade and other receivables | 358,796 | 1,540 | 353,461 | 1,540 |
| Inventories | 2,340 | 56 | 570 | 56 |
| Other financial assets, including derivatives | 189,363 | – | 191,304 | – |
| Other | 78,079 | – | 50,641 | – |
| **Total current assets** | 628,578 | 1,975 | 595,976 | 1,975 |
| **Non-current assets** | | | | |
| Property, plant and equipment | 21,047 | 12,449 | 21,877 | 18,121 |
| Intangible assets | 8,524 | – | 5,756 | 16,438 |
| Deferred tax assets | 11,703 | – | 61,941 | – |
| **Total non-current assets** | 41,274 | 12,449 | 89,574 | 34,559 |
| **Total assets** | 669,852 | 14,424 | 685,550 | 36,534 |
| **Current liabilities** | | | | |
| Trade and other payables | 355,059 | 580 | 460,041 | 580 |
| Interest-bearing liabilities | – | 1,000 | – | 1,000 |
| Other financial liabilities, including derivatives | 166,506 | – | 166,506 | – |
| Tax liabilities | – | 91 | – | 91 |
| Provisions | 1,389 | 121 | 29,120 | 121 |
| **Total current liabilities** | 522,954 | 1,792 | 655,667 | 1,792 |
| **Non-current liabilities** | | | | |
| Tax liabilities | 128,786 | 5 | – | 4,937 |
| Provisions | 1,823 | – | 1,823 | – |
| **Total non-current liabilities** | 130,609 | 5 | 1,823 | 4,937 |
| **Total liabilities** | 653,563 | 1,797 | 657,490 | 6,729 |
| **Net assets** | 16,289 | 12,627 | 28,060 | 29,805 |
| Goodwill on acquisition | – | – | 1,211,514 | 1,748 |
| **Fair value of net assets acquired** | 16,289 | 12,627 | 1,239,574 | 31,553 |
| **Cash flow reconciliation:** | | | | |
| Total consideration | | | 1,239,574 | 31,553 |
| Cash acquired net of bank overdraft | | | – | (379) |
| **Consideration (net of cash acquired, deferred settlement and other amount payable)** | | | 1,239,574 | 31,174 |

The Sun Retail business contributed net profit after interest and tax of $8,508,000 to the consolidated entity for the period from 1 February 2007 to 30 June 2007. It is not practicable to disclose the expected annualised performance of Sun Retail Pty Ltd as if it were owned by Origin Energy for the full financial year because the appropriate financial information was not available.

Given the timing of the acquisition of Sun Retail Pty Ltd the fair values of acquired assets and liabilities are provisional and will be subject to review during the year ending 30 June 2008.

## 8. Acquisition/disposal of controlled entities

| | DATE OF ACQUISITION/DISPOSAL | PERCENTAGE INTEREST ACQUIRED | CARRYING AMOUNT $'000 | CONSIDERATION PAID/(RECEIVED) $'000 |
|---|---|---|---|---|
| **2007** | | | | |
| **The following entities were acquired during the financial year:** | | | | |
| Sun Retail Pty Ltd | 1 February 2007 | 100.00% | 1,239,574 | 1,239,574 |
| **The following entities were disposed of during the financial year:** | | | | |
| OE SEA Gas SPV2 Pty Ltd | 29 June 2007 | | | (78,751) |
| OE SEA Gas SPV3 Pty Ltd | 29 June 2007 | | | (52,487) |
| **The following controlled entities were incorporated/registered during the financial year:** | | | | |
| Origin Energy Walloons Transmissions Pty Ltd | | | | |
| OE Resources Limited Partnership | | | | |
| **The following entity was de-registered/liquidated during the financial year:** | | | | |
| Raenniks Ltd (in voluntary liquidation) | 13 June 2007 | | | |

*Refer to note 7(c) for details of net assets acquired.*

| | DATE OF ACQUISITION/DISPOSAL | PERCENTAGE INTEREST ACQUIRED | CARRYING AMOUNT $'000 | CONSIDERATION PAID/(RECEIVED) $'000 |
|---|---|---|---|---|
| **2006** | | | | |
| **The following entities were acquired during the previous financial year:** | | | | |
| Origin Energy American Samoa Inc | 21 October 2005 | 0.01% | 8 | 8 |
| Origin Energy Leasing Ltd | 31 December 2005 | 100.00% | 13,309 | 13,309 |
| Speed-E-Gas (NSW) Pty Limited | 28 February 2006 | 100.00% | 18,236 | 18,236 |

*Refer to note 7(c) for details of net assets acquired.*

## 9. Investments accounted for using the equity method

**Details of investments in associates and joint venture entities are as follows:**

| NAME | CONSOLIDATED PERCENTAGE OF OWNERSHIP INTEREST HELD AT THE END OF THE PERIOD 2007 % | 2006 % | CONSOLIDATED SHARE OF NET PROFITS 2007 $'000 | 2006 $'000 |
|---|---|---|---|---|
| **Associates** | | | | |
| BIEP Pty Ltd | **50.0** | 50.0 | **–** | – |
| BIEP Security Pty Ltd | **50.0** | 50.0 | **–** | – |
| CUBE Pty Ltd[3] | **50.0** | 50.0 | **6,302** | 6,114 |
| Gas Industry Superannuation Pty Ltd | **50.0** | 50.0 | **–** | – |
| Oakey Power Holdings Pty Ltd | **25.0** | 25.0 | **2,846** | 1,891 |
| Rockgas Timaru Ltd | **25.7** | 50.0 | **27** | 91 |
| Vitalgas Pty Ltd | **50.0** | 50.0 | **–** | – |
| Campaspe Asset Management Services Pty Ltd[2] | **50.0** | 50.0 | **289** | 327 |
| | | | **9,464** | 8,423 |
| **Joint venture entities** | | | | |
| Bulwer Island Energy Partnership | **50.0** | 50.0 | **6,550** | 5,552 |
| SEA Gas Partnership[1] | **–** | 33.3 | **6,569** | 6,416 |
| | | | **13,119** | 11,968 |
| **Total** | | | **22,583** | 20,391 |

**Investments in associates and joint ventures classified as discontinued operations**

The above table includes $6,858,000 (2006: $6,743,000) relating to the share of net profits of investments classified as discontinued operations. These relate to Campaspe Asset Management Services (2007: $289,000 and 2006: $327,000) and SEA Gas Partnership (2007: $6,569,000 and $6,416,000).

[1] *SEA Gas Partnership was sold to APA Group on 29 June 2007.*

[2] *Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007 and this investment has been classified as assets held for sale (see note 5).*

[3] *Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.*

## 10. Share capital

| | NOTE | CONSOLIDATED 2007 $'000 | 2006 $'000 |
|---|---|---|---|
| **Issued and paid-up capital** | | | |
| **872,288,456 (2006: 794,337,258) ordinary shares, fully paid** | | **1,688,423** | 1,158,959 |
| **Ordinary share capital at the beginning of the financial year** | | **1,158,959** | 1,133,890 |
| Shares issued: | | | |
| – 4,363,800 (2006: 1,195,000) shares in accordance with the Senior Executive Option Plan | | **15,034** | 4,006 |
| – 5,570,071 (2006: 3,425,589) shares in accordance with the Dividend Reinvestment Plan | | **41,350** | 24,122 |
| – Nil (2006: nil) shares in accordance with the 2005 Rights Issue pursuant to a prospectus | | **–** | (3,059) |
| – 56,338,029 (2006: nil) shares in accordance with private placement on 5 December 2006 | | **395,277** | – |
| – 11,679,298 (2006: nil) shares in accordance with share purchase plan on 29 February 2007 | | **77,803** | – |
| **Total movements in ordinary share capital** | 11 | **529,464** | 25,069 |
| **Ordinary share capital at the end of the financial year** | | **1,688,423** | 1,158,959 |

# 11. Retained earnings and total equity

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | ISSUED CAPITAL $'000 | SHARE-BASED PAYMENTS RESERVE $'000 | FOREIGN CURRENCY TRANSLATION RESERVE $'000 | HEDGING RESERVE $'000 | AVAILABLE FOR SALE RESERVE $'000 | RETAINED EARNINGS $'000 | MINORITY INTERESTS $'000 | TOTAL EQUITY $'000 |
| **Opening balance as at 1 July 2006** | **1,158,959** | **12,959** | **(114,343)** | **26,787** | **36,589** | **1,569,728** | **955,006** | **3,645,685** |
| Profit after tax expense for the year | | | | | | 456,886 | 134,698 | 591,584 |
| Movement in share capital (note 10) | 529,464 | | | | | | | 529,464 |
| Movement in share-based payments | | 6,443 | | | | | | 6,443 |
| Net gain on translation of assets and liabilities of overseas controlled entities | | | 130,278 | | | | 103,219 | 233,497 |
| Net loss on translation of long-term borrowings and foreign currency forward contracts | | | (37,681) | | | | | (37,681) |
| Cash flow hedges – effective component recognised in equity | | | | 2,367,045 | | | (3,431) | 2,363,614 |
| Cash flow hedges – amount removed from equity and transferred to profit | | | | (172,143) | | | 8,129 | (164,014) |
| Cash flow hedges – amount transferred to the initial cost of assets | | | | 1,208 | | | (743) | 465 |
| Cash flow hedges – foreign currency translation gain | | | 3,617 | (1,858) | | | (1,759) | - |
| Fair value adjustment on available for sale financial assets | | | | | 25,381 | | | 25,381 |
| Share of increase in reserves attributable to equity accounted entities | | | | 3,237 | | | | 3,237 |
| Actuarial loss on defined benefit superannuation plan | | | | | | (23) | | (23) |
| Gain/(loss) on transfer of interest in entities under common control | | | | | | 37,117 | (40,991) | (3,874) |
| Dividends paid | | | | | | (158,654) | (65,868) | (224,522) |
| **Balance as at 30 June 2007** | **1,688,423** | **19,402** | **(18,129)** | **2,224,276** | **61,970** | **1,905,054** | **1,088,260** | **6,969,256** |
| | | | | | | | | |
| **Balance at 30 June 2005 as reported under AGAAP** | **1,133,890** | **6,691** | **(9,578)** | **–** | **-** | **1,393,238** | **994,352** | **3,518,593** |
| Adjustments on initial adoption of AASB 132 and AASB 139 | – | – | – | 11,864 | 39,837 | (27,013) | (8,084) | 16,604 |
| **Opening balance at 1 July 2005** | **1,133,890** | **6,691** | **(9,578)** | **11,864** | **39,837** | **1,366,225** | **986,268** | **3,535,197** |
| Profit after tax expense for the year | | | | | | 331,909 | 122,171 | 454,080 |
| Less: Available for sale financial assets – transfer to net profit | | | | | | (1,646) | | (1,646) |
| Less: Cash flow hedges – transfer to net profit | | | | | | 26,977 | | 26,977 |
| Movement in share capital (note 10) | 25,069 | | | | | | | 25,069 |
| Movement in share-based payments | | 6,268 | | | | | | 6,268 |
| Net loss on translation of assets and liabilities of overseas controlled entities | | | (149,072) | | | | (106,937) | (256,009) |
| Net gain on translation of long-term borrowings and foreign currency forward contracts | | | 45,162 | | | | | 45,162 |
| Available for sale financial assets – fair value movement | | | | | (1,602) | | | (1,602) |
| Available for sale financial assets – amount removed from equity and transferred to profit | | | | | (1,646) | 1,646 | | – |
| Cash flow hedges – effective component recognised in equity | | | | (14,504) | | | (8,857) | (23,361) |
| Cash flow hedges – amount removed from equity and transferred to profit | | | | 26,977 | | (26,977) | 13,527 | 13,527 |
| Cash flow hedges – amount transferred to the initial cost of assets | | | | (1,816) | | | 839 | (977) |
| Cash flow hedges – foreign currency translation gain | | | (855) | 439 | | | 416 | - |
| Share of increase in reserves attributable to equity accounted entities | | | | 3,827 | | | | 3,827 |
| Actuarial gain on defined benefit superannuation plan | | | | | | 6,373 | | 6,373 |
| Dividends paid | | | | | | (134,779) | (52,421) | (187,200) |
| **Balance as at 30 June 2006** | **1,158,959** | **12,959** | **(114,343)** | **26,787** | **36,589** | **1,569,728** | **955,006** | **3,645,685** |

## 12. Earnings per share

| | CONSOLIDATED 2007 | 2006 |
|---|---|---|
| **Total operations** | | |
| Basic earnings per share | **54.7 cents** | 41.9 cents |
| Diluted earnings per share | **54.4 cents** | 41.7 cents |
| **Underlying operations** | | |
| Basic earnings per share | **44.3 cents** | 42.7 cents |
| Diluted earnings per share | **44.0 cents** | 42.4 cents |
| **Continuing operations** | | |
| Basic earnings per share | **43.4 cents** | 39.6 cents |
| Diluted earnings per share | **43.1 cents** | 39.4 cents |
| **Discontinued operations** | | |
| Basic earnings per share | **11.3 cents** | 2.3 cents |
| Diluted earnings per share | **11.3 cents** | 2.3 cents |

**Weighted average number of shares used as the denominator**

| | 2007 NUMBER | 2006 NUMBER |
|---|---|---|
| Number of ordinary shares for basic earnings per share calculation | **835,770,613** | 791,873,326 |
| Effect of executive share options on issue | **4,568,874** | 4,756,339 |
| Number of ordinary shares for diluted earnings per share calculation | **840,339,487** | 796,629,665 |

| | CONSOLIDATED 2007 $'000 | 2006 $'000 |
|---|---|---|
| **Reconciliation of earnings used in calculating basic and diluted earnings per share for total operations** | | |
| Net profit | **591,584** | 454,080 |
| Less: Profit attributable to minority interests | **(134,698)** | (122,171) |
| **Earnings used in calculating earnings per share** | **456,886** | 331,909 |
| Earnings used in calculating EPS for continuing operations | **362,179** | 313,569 |
| Earnings used in calculating EPS for discontinued operations | **94,707** | 18,340 |
| | **456,886** | 331,909 |
| **Reconciliation of earnings used in calculating basic and diluted earnings per share for underlying operations** | | |
| Net profit attributable to members of the parent entity | **456,886** | 331,909 |
| Impact of significant items included in net profit attributable to members of the parent entity: | | |
| Significant items included in profit for the year before tax (note 3(c)) | **98,151** | 1,293 |
| Income tax (expense)/benefit on significant items | **(33,759)** | 5,425 |
| Income tax benefit from reduction in New Zealand tax rates (33% to 30%) | **56,942** | – |
| Significant items after tax | **121,334** | 7,718 |
| Minority interest | **(34,610)** | (13,740) |
| Impact of significant items attributable to members of the parent entity | **86,724** | (6,022) |
| **Underlying net profit attributable to members of the parent entity** | **370,162** | 337,931 |

**Information concerning the classification of securities**

**(a) Fully paid ordinary shares**

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

**(b) Share options**

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

## 13. Contingent liabilities

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| Bank guarantees – unsecured[1] | 841,416 | 266,884 |
| Letters of credit – unsecured[2] | 1,323 | 8,771 |
| | 842,739 | 275,655 |

[1] *The consolidated entity has provided bank guarantees in favour of the National Electricity Market Management Company to support its obligations to purchase electricity from the national electricity market.*

[2] *The consolidated entity has provided overseas suppliers letters of credit to facilitate the importation of equipment.*

The consolidated entity has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programs to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. In June 2007, the Arbitration dismissed Clough's claim for $95.7 million for alleged breaches of the Trade Practices Act. Certain aspects of the Arbitration award are being subject to appeal and the quantum of Origin Energy's defect claims is yet to be determined by the Arbitrator. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

## 14. Events subsequent to balance date

Refer note 6 for dividends declared subsequent to 30 June 2007.

### Sale of remaining Networks business segment

On 2 July 2007 Origin Energy completed the sale of its remaining Networks business segment, including a 17% interest in Envestra, the asset management business and other related interests, to APA Group (including Australian Pipeline Trust and other associated businesses). The total consideration for the sale was $428,725,000. The net assets associated with the sale of the remaining Networks business segment have been disclosed as current assets and liabilities held for sale in the balance sheet as at 30 June 2007.

### Potential offer of preference shares by Origin Energy Contact Finance No.2 Limited

On 13 August 2007, Origin Energy announced that Origin Energy Contact Finance No.2 Limited (a wholly-owned subsidiary of Origin Energy Limited) is considering making an offer of NZ$200 million preference shares with the ability to accept over subscriptions of NZ$50 million. The offer, which is expected to open on 3 September 2007, will be open for subscription by members of the New Zealand public, institutional investors and clients of NZX firms. The funds raised from this offer will be used within the Origin Energy New Zealand group of companies to re-finance existing bank debt relating to Origin Energy's 51.4% investment in Contact Energy Limited. No money is currently being sought and no application for preference shares will be accepted or money received unless the subscriber has received a combined investment statement and prospectus.

### Long-term gas supply agreement

On 3 July 2007, the Company announced the entry into a long-term gas supply agreement with Rio Tinto Aluminium to supply up to 470 PJ of gas over 20 years from the Company's coal seam gas fields from 2010.

Other than as described above, the financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

# DIRECTORS' DECLARATION

In the opinion of the directors of Origin Energy Limited, the accompanying concise financial report of the consolidated entity, comprising Origin Energy Limited and its controlled entities, for the financial year ended 30 June 2007:

(a) has been derived from or is consistent with the full financial report for the financial year ended 30 June 2007; and

(b) complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Signed in accordance with a resolution of the directors:

**Kevin McCann**
Chairman

Sydney, 29 August 2007

KPMG

**Independent auditor's report to the members of Origin Energy Limited**

The accompanying concise financial report of the Group, comprising Origin Energy Limited (the Company) and its controlled entities, comprises the balance sheet as at 30 June 2007, the income statement, statement of recognised income and expenses and cash flow statement for the year then ended and related notes 1 to 14, derived from the audited financial report of Origin Energy Limited for the year ended 30 June 2007. The concise financial report does not contain all the disclosures required by Australian Accounting Standards.

*Directors' responsibility for the concise financial report*
The directors of the Company are responsible for the preparation and presentation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports* and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's responsibility*
Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit in accordance with Australian Auditing Standards, of the financial report of Origin Energy Limited for the year ended 30 June 2007. Our audit report on the financial report for the year was signed on 29 August 2007 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free of material misstatement.

Our procedures in respect of the concise financial report include testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts, and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Auditor's opinion*
In our opinion the concise financial report of the Group, comprising Origin Energy Limited and its controlled entities, for the year ended 30 June 2007 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

KPMG

Duncan McLennan
*Partner*
Sydney
29 August 2007

# SHARE AND SHAREHOLDER INFORMATION

Information set out below was applicable as at 21 August 2007.

## Ordinary shares

| SIZE OF HOLDING | NUMBER OF SHAREHOLDERS | % OF ISSUED SHARES |
|---|---|---|
| 1-1,000 | 37,719 | 2.36 |
| 1,001-5,000 | 58,161 | 15.73 |
| 5,001-10,000 | 10,846 | 8.57 |
| 10,001-100,000 | 5,656 | 12.64 |
| 100,001 and above | 208 | 60.70 |

1,837 shareholders hold less than a marketable parcel.

## Substantial shareholders

By notice dated 23 March 2007, Barclays Group advised that it had an interest in 55,523,251 ordinary shares.

By notice dated 17 July 2007, Commonwealth Bank Group advised that it had an interest in 63,317,559 ordinary shares.

These are the only notifications current as at 21 August 2007.

| TWENTY LARGEST SHAREHOLDERS | NUMBER OF SHARES | % OF ISSUED SHARES |
|---|---|---|
| HSBC Custody Nominees (Australia) Limited | 128,219,900 | 14.70 |
| National Nominees Limited | 90,722,891 | 10.40 |
| J P Morgan Nominees Australia Limited | 85,655,176 | 9.82 |
| Citicorp Nominees Pty Limited | 76,210,714 | 8.74 |
| ANZ Nominees Limited | 21,703,405 | 2.49 |
| Cogent Nominees Pty Limited | 17,891,313 | 2.05 |
| RBC Dexia Investor Services Australia Nominees Pty Limited | 11,608,399 | 1.33 |
| UBS Nominees Pty Limited | 11,273,356 | 1.29 |
| AMP Life Limited | 10,190,245 | 1.17 |
| Queensland Investment Corporation | 10,008,189 | 1.15 |
| Suncorp Custodian Services Pty Limited | 7,228,770 | 0.83 |
| Bond Street Custodians Limited | 5,306,442 | 0.61 |
| Australian Foundation Investment Company Limited | 4,653,246 | 0.53 |
| ARGO Investments Limited | 4,629,859 | 0.53 |
| Invia Custodian Pty Limited | 4,090,637 | 0.47 |
| Perpetual Trustee Co Limited | 3,506,132 | 0.40 |
| BT Portfolio Services Limited | 3,039,108 | 0.35 |
| Australian Reward Investment Alliance | 3,034,034 | 0.35 |
| UBS Wealth Management Australia Nominees Pty Limited | 2,600,504 | 0.30 |
| Merrill Lynch (Australia) Nominees Pty Limited | 2,164,369 | 0.25 |
| | 503,736,689 | 57.76 |

## Shareholder enquiries

For information about your shareholding, to notify a change of address, to make changes to your dividend payment instructions or for any other shareholder enquiries, you should contact Origin Energy's share registry, Link Market Services Limited on 1300 664 446. Please note that broker sponsored holders are required to contact their broker to amend their address.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on the holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at www.originenergy.com.au/investor.

## Dividends

Origin Energy will pay a final dividend for the 2006/07 year of 11 cents per share (fully franked) on 3 October 2007.

There are several alternatives in relation to the way shareholders can elect to receive their dividends:

- by direct credit, paid into a bank, building society or credit union account in Australia or New Zealand. For payments into New Zealand bank accounts dividends will be paid in New Zealand dollars. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail; or
- by participation in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin Energy shares. Details of the DRP can be obtained at www.originenergy.com.au/investor or by contacting the share registry; or
- by cheque paid in Australian dollars.

## Tax File Number

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

## Information on Origin Energy

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Origin Energy's website www.originenergy.com.au is another source of information for shareholders.

## Stock exchange listing

Origin Energy shares are traded on the Australian Securities Exchange Limited (ASX). The symbol under which Origin Energy's shares are traded is 'ORG'.

## Voting rights of members

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

# EXPLORATION AND PRODUCTION PERMITS AND DATA


Africa
Mombasa
Darwin
NT
WA
Qld
SA
Brisbane
Perth
NSW
Adelaide
Sydney
Vic
Melbourne
Tas
Hobart
Wellington
New Zealand

Key
Origin Energy interests
Conventional
Coal seam gas
o Production facility
• Proposed production facility
— Pipeline
...... Proposed pipeline
Other (Non-Origin/Contact)
— Pipeline


1 Cooper/Eromanga Basin
Queensland
South Australia
Ballera
Moomba
New South Wales


2 Galilee Basin
Pacific Ocean
Charters Towers
Bowen
Proserpine
Queensland
Clermont
Longreach
Barcaldine
Emerald


3 Surat/Bowen Basin
Rockhampton
Gladstone
Coral Sea
Rolleston
Fairview
Queensland
Yellowbank
Strathblane
Spring Gully
Peat
Roma
Talinga
Kincora
Kenya
Brisbane
NSW


4 Otway and Bass basins
Victoria
Katnook
Melbourne
Mt. Gambier
Thylacine/Geographe
Lang Lang
S.A.
Portland
Heytesbury
Port Campbell
Thylacine
Bass Strait
Yolla
Southern Ocean
Tasmania


5 Taranaki and Northland basins
Auckland
Tasman Sea
Hamilton
New Plymouth
New Zealand
Kupe


6 Canterbury Basin
Christchurch
Timaru
Canterbury Bay
New Zealand
Dunedin
Pacific Ocean
Invercargill


7 Perth Basin
Geraldton
Western Australia
Dongara
Hovea
Xyris
Jingemia
Beharra Springs
Indian Ocean
Leeman
Jurien
Moora


8 Bonaparte Basin
Timor Sea
Darwin
Joseph Bonaparte Gulf
Northern Territory
Western Australia
Wyndham


9 Lamu Basin
Lamu
Kenya
Ungwana Bay
Malindi
Kilifi
Mombasa
Indian Ocean
Tanga

| BASIN/PROJECT AREA | PERMITS (INTEREST) |
|---|---|
| **AUSTRALIA** | |
| **SURAT BASIN (QLD) (MAP 3)** | |
| PL 14 | 100.00%* |
| PLs 56 and 74 | 69.00%* |
| PL 30 | 75.00%* |
| PLs 21, 22, 27 and 64 | 87.50%* |
| PLs 53, 174 and 227 | 100.00%* |
| ATP 470P Redcap | 90.00%* |
| ATP 470P Formosa Downs | 49.50%* |
| PL 71 | 72.00%* |
| ATP 470P Rolston and PL 70 | 100.00%* |
| ATP 471P Weribone Pooling Area | 50.64%* |
| ATP 336P and PLs 10W, 11W, 12W, 28W, 69 and 89 | 46.25% |
| PL 11 Snake Creek East 1 Exclusion Zone | 25.00% |
| ATP 647P (Block 2656 only) | 50.00%* |
| ATP 754P | 50.00%* |
| **DENISON TROUGH (QLD)(MAP 3)** | |
| PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 and 218 | 50.00%* |
| ATP 337P | 50.00% |
| ATP 337P Mahalo | 30.00% |
| ATP 553P | 50.00% |
| **GALILEE BASIN (QLD) (MAP 2)** | |
| ATPs 666P, 667P and 668P (being transferred to Origin Energy) | 100.00%* |

| BASIN/PROJECT AREA | PERMITS (INTEREST) |
|---|---|
| **CSG (QLD) (MAP 3)** | |
| ***– Spring Gully*** | |
| PLs 195 and 203 and ATP 592P | #94.50%* |
| PL 204 | #99.725%* |
| PL 200 | #95.7104%* |
| ***– Fairview*** | |
| PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 and ATP 526P | #23.93% |
| ***– Peat*** | |
| PL 101 | 100.00%* |
| ***– Argyle/Kenya/Bellevue*** | |
| PLs 179, 180(A), 228 and 229 and ATP 620P | 40.625% |
| PL 247(A) and ATP 610P | 29.375% |
| ATP 648P | 31.25% |
| ***– Talinga/Orana*** | |
| PLs 209, 215(A), 216(A), 225(A) and 226 and ATP 692P | 100.00%* |
| ***– Other (Bowen Basin)*** | |
| PLs 219 and 220 | #100.00%* |
| ATP 653P and ATP 745P | #23.85% |
| ATP 804P (granted upon conditional surrender of ATP 584P | #29.29825% |
| ***– Other (Surat Basin)*** | |
| ATP 606P | #92.7162%* |
| ATP 631P | #18.0965% |
| ATP 663P | #100.00%* |
| ATP 702P | #100.00%* |
| ATP 847P | 100.00%* |

| BASIN/PROJECT AREA | PERMITS (INTEREST) |
|---|---|
| **ONSHORE OTWAY BASIN (MAP 4)** | |
| ***– South Australia*** | |
| PRL 13 (granted out of PEL 27 which has expired) | 50.00% |
| PRLs 1 and 2 and PPLs 62, 168 and 202 | 100.00%* |
| ***– Victoria*** | |
| PPLs 6 and 9 and PRL 1 | 90.00%* |
| PPLs 4, 5, 7, 10 and 12 | 100.00%* |
| PPL 2 (Ex. Iona) | 100.00%* |
| PPL 8 | 100.00%* |
| PEP 160 | 20.00% |
| **OFFSHORE OTWAY BASIN (MAP 4)** | |
| ***– Victoria*** | |
| VIC/L23 and VIC/P43 | 30.75% |
| VIC/P37(V) | 37.5%* |
| VIC/P41(V) | 100.00%* |
| ***– Tasmania*** | |
| T/L2, T/L3, T/30P and T/34P | 30.75% |
| **BASS BASIN (TASMANIA) (MAP 4)** | |
| T/L1 and T/RL1 | 42.50%* |
| T/18P | 39.00%* |
| T/44P | 100.00%* reducing to 60.00%* subject to a farmin agreement |

| BASIN/PROJECT AREA | PERMITS (INTEREST) |
|---|---|
| **AUSTRALIA (CONTINUED)** | |
| **ONSHORE PERTH BASIN (WA) (MAP 7)** | |
| EP 320 and L11 | 67.00%* |
| EP 368 | 15.00% |
| EP 413 and L14 | 49.189%* |
| L1/L2 (excluding Dongara, Mondarra and Yardarino) | 50.00% |
| **OFFSHORE PERTH BASIN (WA)** | |
| WA-226-P | 28.75%* withdrew during year |
| **OFFSHORE BONAPARTE (WA/NT) (MAP 8)** | |
| NT/RL1 and WA6R | 5.00% |
| **COOPER BASIN (MAP 1)** | |
| ***– Qld*** | |
| SWQ Unit Subleases | 16.7375% |
| Aquitaine A & B Blocks of ATP 259P and associated PLs | 25.00% |
| Aquitaine C Block of ATP 259P and associated PLs | 27.00% |
| Wareena Block of ATP 259P and associated PLs | 10.00% |
| ***– SA*** | |
| SA Unit PPLs | 13.19% |
| Patchawarra East Block PPLs | 10.536% |
| Reg Sprigg West Unit (PPLs 194 and 211) | 7.902% |
| **NEW ZEALAND** | |
| **TARANAKI BASIN (MAP 5)** | |
| PML 38146 | 50.00%* |
| PEP 38729 | 25.00% |
| PEP 38485 | 33.333% |
| **NORTHLANDS BASIN (MAP 5)** | |
| PEP 38618 and PEP 38619 | 50.00%* |
| **CANTERBURY BASIN (MAP 6)** | |
| PEP 38262 and PEP 38264 | 100.00%* |
| **KENYA** | |
| **LAMU BASIN (MAP 9)** | |
| L8 and L9 | 75.00%* subject to exercising option to drill |

** Operatorship*
*# Current interest*

## 2006/07 drilling program results

| Area/Basin | Exploration | Appraisal | Development | Total | Wells cased for production |
|---|---|---|---|---|---|
| Cooper/Eromanga (Oil program) | 12 | 17 | 10 | 39 | 33[1] |
| Cooper/Eromanga (Gas program) | 3 | 2 | 22 | 27 | 24[2] |
| Denison | – | – | – | – | – |
| Surat | – | – | – | – | – |
| CSG | 8 | 21 | 81[4] | 110 | 97[3] |
| Onshore Otway | – | – | – | – | – |
| Offshore Otway | – | – | 2 | 2 | 2 |
| Bass | – | – | – | – | – |
| Onshore Perth | 3 | 6 | 2 | 11 | 7[2] |
| Offshore Perth | – | – | – | – | – |
| New Zealand | – | – | – | – | – |
| Other | – | – | – | – | – |
| **Total** | **26** | **46** | **117** | **189** | **163** |

(1) Includes 29 wells cased for oil production and four for gas production.
(2) One well in progress.
(3) Twelve of the holes drilled were slimholes which, although successful in proving reserves, have been or will be plugged and abandoned or used for purposes other than production, i.e. monitoring.
(4) A further five wells drilled as water wells are not included in this number.

## Potential drilling program for 2007/08

| Area/Basin | No. of wells | Cost ($'000) |
|---|---|---|
| Cooper | 182 | 33,451 |
| Denison | 3 | 2,293 |
| Surat | 8 | 4,335 |
| CSG | 196 | 96,962 |
| Onshore Otway | – | – |
| Offshore Otway | 1 | 10,000 |
| Bass | – | – |
| Onshore Perth | 6 | 18,081 |
| Offshore Perth | – | – |
| New Zealand | 2 | 31,800 |
| Other | – | – |
| **Total** | **398** | **196,922** |

## Sales volume by asset (PJe)

| Area/Basin | Region | 2007 | 2006 |
|---|---|---|---|
| Cooper | South Australia/Queensland | 33.6 | 38.4 |
| Denison Trough | Queensland | 6.4 | 6.2 |
| Surat | Queensland | 6.9 | 5.3 |
| Moura (CSG) | Queensland | – | 2.1 |
| Peat (CSG) | Queensland | 4.1 | 3.9 |
| Fairview (CSG) | Queensland | 5.9 | 3.6 |
| Spring Gully (CSG) | Queensland | 15.1 | 10.7 |
| Walloons (CSG) | Queensland | – | – |
| Katnook/Ladbroke Grove | South Australia | 2.0 | 3.7 |
| Perth (gas) | Western Australia | 4.1 | 3.1 |
| Perth (oil) | Western Australia | 5.8 | 6.8 |
| BassGas | Tasmania | 8.6 | – |
| **Total** | | **92.5** | **83.8** |

## 2P reserves by product

| | Gas (PJ) | LPG (KT) | Condensate (KBBLS) | Oil (KBBLS) | Total (PJe) |
|---|---|---|---|---|---|
| Reserves at 1/07/06 | 2,199 | 1,821 | 20,075 | 6,276 | 2,436 |
| Net additions and revisions | 1,126 | 16 | (17) | (638) | 1,123 |
| Production | 72 | 67 | 784 | 1,328 | 87 |
| Reserves at 30/06/07 | 3,252 | 1,770 | 19,274 | 4,310 | 3,471 |

## 2P reserves by region

| | Gas (PJ) | LPG (KT) | Condensate (KBBLS) | Oil (KBBLS) | Total (PJe) |
|---|---|---|---|---|---|
| Queensland CSG | 2,470 | – | – | – | 2,470 |
| Queensland conventional | 78 | 54 | 407 | 141 | 84 |
| Cooper Basin | 163 | 273 | 2,099 | 2,610 | 203 |
| Other onshore Australia | 15 | – | 32 | 1,210 | 22 |
| Otway Basin – Offshore | 270 | 515 | 3,764 | – | 315 |
| Bass Basin | 131 | 397 | 5,620 | 349 | 183 |
| New Zealand | 127 | 531 | 7,352 | – | 194 |
| **Total** | **3,252** | **1,770** | **19,274** | **4,310** | **3,471** |

*The information in this Reserves Statement has been compiled by Tim Scholefield, a full-time employee of the company. Tim Scholefield is qualified in accordance with the ASX Listing Rule 5.11 and has consented to the form and context in which this statement appears.*

## FINANCIAL HISTORY

five year summary

| KEY PERFORMANCE INDICATORS | JUNE 2007 | JUNE 2006 | JUNE 2005 | JUNE 2004 | JUNE 2003 |
|---|---|---|---|---|---|
| **Profit and loss ($M)** | | | | | |
| Total external revenue | **6,456** | 5,880 | 4,870 | 3,522 | 3,327 |
| EBITDAF | **1,201** | 1,076 | 937 | 532 | 491 |
| Gain on sale of businesses | **114** | 31 | – | – | – |
| Increase/(decrease) in fair value of financial instruments | **52** | (13) | (19) | – | – |
| Impairment expense | **74** | – | – | – | – |
| Depreciation and amortisation expense | **330** | 297 | 262 | 203 | 196 |
| EBIT | **943** | 791 | 656 | 329 | 295 |
| Interest expense | **215** | 175 | 148 | 45 | 49 |
| Tax expense | **157** | 169 | 137 | 77 | 80 |
| Minority interests | **135** | 122 | 70 | 2 | 4 |
| Net profit after tax less minority interests (statutory) | **457** | 332 | 301 | 205 | 162 |
| Significant items | **(87)** | 6 | – | – | – |
| Net profit after tax less minority interests and significant items (underlying) | **370** | 338 | 301 | 205 | 162 |
| **Balance sheet ($M)** | | | | | |
| Total assets | **14,765** | 8,665 | 8,123 | 3,707 | 3,409 |
| Net debt | **2,958** | 2,411 | 2,743 | 861 | 732 |
| Shareholders' equity – members/parent entity interest | **5,881** | 2,691 | 2,524 | 1,932 | 1,753 |
| Adjusted net debt [1] | **3,389** | 2,637 | 2,743 | 861 | 732 |
| Shareholders' equity – total | **6,969** | 3,646 | 3,519 | 1,939 | 1,790 |
| **Cash flow and capital expenditure ($M)** | | | | | |
| Operating cash flow after tax (OCAT) [2] | **819** | 768 | 598 | 402 | 399 |
| Free cash flow [3] | **595** | 583 | 448 | 350 | 350 |
| Capital expenditure | **2,027** | 897 | 1,475 | 508 | 525 |
| Stay-in-business | **179** | 209 | 132 | 86 | 97 |
| Growth | **579** | 507 | 375 | 237 | 152 |
| Acquisition | **1,268** | 181 | 968 | 185 | 276 |
| Funds employed | **6,534** | 5,704 | 4,963 | 2,632 | 2,465 |
| OCAT Ratio (%) [4] | **11.5** | 12.5 | 11.2 | 14.8 | 15.6 |
| **Key ratios** | | | | | |
| Statutory basic earnings per share (cents) | **54.7** | 41.9 | 39.5 | 30.0 | 24.8 |
| Underlying basic earning per share (cents) | **44.3** | 42.7 | 39.5 | 30.0 | 24.8 |
| Free cash flow per share (cents) | **71.2** | 73.6 | 62.6 | 51.4 | 53.7 |
| Total dividend per share (cents) | **21** | 18 | 15 | 13 | 10 |
| Net debt to net debt plus equity (adjusted) (%) [1] | **42** | 42 | 44 | 31 | 29 |
| Interest cover [5] | **4.1** | 4.2 | 4.2 | 6.2 | 6.0 |
| Return on equity (%) | **7.8** | 12.3 | 11.9 | 10.6 | 9.2 |
| Underlying return on equity (%) [6] | **10.3** | 12.9 | 11.9 | 10.6 | 9.2 |
| **EBITDAF by segment ($M)** | | | | | |
| Exploration and Production | **254** | 209 | 230 | 197 | 188 |
| Retail | **341** | 292 | 275 | 238 | 232 |
| Generation | **99** | 58 | 52 | 68 | 48 |
| Networks | **30** | 29 | 34 | 29 | 23 |
| Contact Energy | **477** | 488 | 346 | – | – |
| **General information** | | | | | |
| Number of employees | **3,632** | 3,514 | 3,396 | 3,211 | 2,997 |
| 2P reserves (PJe) | **3,471** | 2,436 | 2,220 | 2,220 | 1,572 |
| Product sales volumes (PJe) | **92.5** | 83.8 | 86.5 | 84.9 | 87.4 |
| Natural gas (PJ) | **74** | 66 | 66 | 67 | 74 |
| Crude oil (kbbls) | **1,540** | 1,780 | 2,187 | 1,899 | 854 |
| Condensate/naphtha (kbbls) | **784** | 495 | 648 | 434 | 644 |
| LPG (Kt) | **65** | 55 | 51 | 49 | 62 |
| Ethane (Kt) | **40** | 41 | 44 | 35 | 36 |
| Production volumes (PJe) | **87.2** | 77.6 | 83.4 | 81.2 | 84.0 |
| Generation capacity (MW) | **870** | 870 | 870 | 883 | 883 |
| Generation dispatched (MWh) | **1.62** | 1.62 | 1.78 | 1.84 | 1.90 |
| Number of customers ('000) | **3,040** | 2,135 | 2,102 | 2,143 | 2,037 |
| Electricity | **1,815** | 955 | 913 | 887 | 851 |
| Natural gas | **889** | 880 | 900 | 967 | 986 |
| LPG | **336** | 300 | 289 | 289 | 200 |
| Retail sales volumes (PJe) | **231** | 209 | 198 | 195 | 201 |
| Electricity (TWh) | **23** | 16 | 16 | 16 | 15 |
| Natural gas (PJ) | **125** | 120 | 117 | 114 | 123 |
| LPG (Kt) | **486** | 522 | 506 | 490 | 479 |
| Weighted average number of shares | **835,770,613** | 791,873,326 | 715,970,440 | 663,160,654 | 652,380,401 |

(1) *Adjusted to exclude impact of derivative financial instruments.*

(2) *OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid.*

(3) *Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital expenditure, interest and tax.*

(4) *OCAT Ratio = (OCAT – interest tax shield)/funds employed.*

(5) *EBIT/Interest – Includes capitalised interest, excludes unwinding discounts on provision.*

(6) *Underlying return on equity excludes significant items and the impact of movement in financial instruments.*

# GLOSSARY OF TERMS

**AGAAP** Australian Generally Accepted Accounting Principles.

**A-IFRS** Australian equivalents to International Financial Reporting Standards.

**Appraisal well** Well drilled to determine the size of an oil or gas discovery.

**AS 3806** Australian Standard on Compliance Program used to manage regulatory risks.

**Availability** The time a generation plant was available for use, after deducting planned and unplanned outage hours, compared with the total time under review.

**Barrels (bbls)** A measure used for oil production and sales. One barrel equals approximately 159 litres.

**Bopd** Barrels of oil per day.

**Capacity factor** A generation plant's output over a period compared with the expected maximum output from the plant in that period based on 100% availability at the manufacturer's operating specifications.

**Capital expenditure** Investment in acquisition or improvement of long-term assets, such as property, plant, or equipment.

**Carbon dioxide ($CO_2$)** Greenhouse gas produced as a by-product of oil and gas production and when burning fossil fuels and biomass.

**Cased and suspended** A successful well with a steel casing installed to enable future production.

**Churn** Mass-market energy customers switching suppliers.

**Climate change** Any change in climate over time, whether due to natural variability or as a result of human activity.

**Coal seam gas (CSG)** Natural gas contained within coal seams.

**Cogeneration** Producing two or more forms of energy from one fuel source. Generally, cogeneration plants operated by Origin Energy produce steam and electricity from natural gas.

**Condensate** A light oil that separates during gas production processes due to changes in pressure and temperature.

**Contract Price (CP)** An international price for LPG, in US dollars, using the Saudi Aramco Contract Price – tender process. Australian LPG producers export LPG or sell into the domestic Australian market at prices that reflect the CP. Similarly, Australian LPG retailers purchase domestically produced or imported LPG based on CP.

**Development well** A well drilled to enable production from a known oil or gas reservoir.

**EBIT** Earnings before interest and tax.

**EBITDA** Earnings before interest, tax, depreciation and amortisation.

**EBITDAF** Earnings before interest, tax, depreciation and amortisation and the impact of fair value changes to financial instruments.

**Electricity measures**
- **Watt (W)** A measure of power when a one ampere of current flows under one volt of pressure.
- **Kilowatt (kW)** One kW = 1,000 watts.
- **Kilowatt Hour (KWh)** Standard unit of electrical energy representing consumption of one kilowatt over one hour.
- **Megawatt (MW)** One MW = 1,000 kW or one million watts.
- **Gigawatt hour (GWh)** One GWh = 1,000 megawatt hours or one million kilowatt hours.
- **Terawatt hour (TWh)** One TWh = 1,000 gigawatt hours, or one million megawatt hours.

**EOWA** Equal Opportunity for Women in the Workplace Agency.

**EPA** Environment Protection Authority or equivalent state authority.

**EPS** Earning per share, total earnings divided by the weighted average shares on issue.

**Exploration well** A well drilled to identify a new reservoir of oil or gas.

**Full Retail Contestability (FRC)** Where homes and businesses are able to choose their own energy supplier.

**Gas measures**
- **Joule** Primary measure of energy in the metric system.
- **Gigajoule (GJ)** A gigajoule equals one billion joules. An average Victorian household consumes around 55 GJ annually.
- **Terajoule (TJ)** A Terajoule is equal to 1,000 gigajoules.
- **Petajoule (PJ)** A Petajoule is equal to one million gigajoules.
- **Petajoules equivalent (PJe)** An energy measurement Origin Energy uses in its annual report to represent the equivalent energy in different products so the amount of energy contained in these products can be compared. The factors used by Origin Energy to convert to PJe are: one million barrels crude oil = 5.83 PJe; one million barrels condensate = 5.41 PJe; one million tonnes LPG = 49.3 PJe; one TWh of electricity = 3.6 PJe.

**Geothermal** Energy that is generated by converting hot water or steam from deep beneath the Earth's surface into electricity.

**GHG** Greenhouse gas.

**Greenfields exploration** Where Origin Energy holds exploration rights, but does no have a substantial producing interest.

**Hedge contract** A financial instrument to manage the risk created by price volatility for a commodity (such as electricity or crude oil) on a spot market. Buyers and sellers of the commodity may enter into long or short-term contracts at an agreed price.

**HSEMS** Health, Safety and Environment Management System.

**Hydrocarbons** Oil and gas, including condensate and gas liquids (LPG and ethane).

**Kbbls** Kilobarrels = 1,000 barrels.

**Kt** Kilotonnes = 1,000 tonnes.

**LPG** Liquefied petroleum gas.

**Lost Time Injury and Moderate Medical Injury Frequency Rate (LTI & MMI FR)** The number of injuries causing lost time for employees and contractors and the number of moderate medical injuries for employees per million hours worked.

**NEM** National Electricity Market.

**NGOs** Non-government organisations.

**Operating Cash Flow After Tax Ratio (OCAT Ratio)** OCAT Ratio = EBITDA
less change in working capital
less stay-in-business capital
less tax
less interest tax shield
divided by weighted average funds employed

**Peaking plant** A generator that can be quickly started to operate during periods of high electricity demand and/or high prices in th electricity market.

**Photovoltaic (PV)** Photovoltaic cells convert sunlight into electricity.

**Plugged and abandoned** A well, generally unsuccessful, which has been abandoned with cement plugs and from which hydrocarbons cannot be produced in the future.

**Proved plus probable (2P) reserves** Those reserves which analysis of geological and engineering data suggest are more likely than not to be recoverable under reasonable economic, technical and operating methods.

**Reserves** Origin Energy uses reserves definitions consistent with the Society of Petroleum Engineers and required by Australian Securities Exchange. Reserves reported are base on information compiled by full time employees of the company who are qualified in accordance with Australian Securities Exchange listing rule 5.11.

**Reserves Replacement Ratio (RRR)** Annual change in reserves, before deducting production, divided by production during the year. An annual RRR of 100% indicates full replacement of production by reserve additions for that year.

**Seismic survey** A geophysical survey to understand rock formations beneath the earth's surface.

**SLIVER solar panels** An Origin Energy product which uses one-tenth of the silicon of conventional solar panels while matching their power, performance and efficiency.

**Spot market** A wholesale market for commodities, such as electricity or crude oil, which allows matching of supply against demand.

**Statutory profit** Profit as disclosed in the income statement of the statutor accounts (before the impact of significant items).

**The company** Origin Energy Limited and its controlled entities.

**Total Recordable Incident Frequency Rate (TRIFR)** The total number of fatalities and injuries resulting in lost time, restricted work duties or medical-treatment per million hours worked.

**Underlying profit** Statutory profit adjusted for the impact of significant items and used to measure the underlying performance of the business.

**Upstream** Part of Origin Energy's business that is involved in the exploration and production of hydrocarbons.

Design by theballgroup.com.au – ORIG0125 09/07

Page 11 – Photo courtesy of Brisbane Images, Brisbane City Council, image number BCC-S335-9310146

## Our purpose

*'We will be the leading, most trusted and admired energy provider in Australia and New Zealand.*

*We will find opportunities across the energy supply chain. We will create more value through realising the benefits of integration.*

*We will be at the forefront of sustainable practices, contributing to a positive future for our customers, our communities, our investors and ourselves.*

*Together we can make a difference.'*

**Directory**
Origin Energy Limited

**Registered office**
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

**Share register**
Link Market Services Limited

Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9287 0309
Internet www.linkmarketservices.com.au
Email registrars@linkmarketservices.com.au

**Secretary**
William Hundy

**Auditor**
KPMG

**Bankers**
National Australia Bank
Westpac Banking Corporation

Origin energy

STRATEGY
PERFORMANCE
GROWTH



# FINANCIAL STATEMENTS 2007

Origin energy


...to customers

# CONTENTS



These are the Financial Statements referred to in the Annual Report.

# INCOME STATEMENTS

for year ended 30 June

| | | CONSOLIDATED | | | CONSOLIDATED | | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2007 | | | 2006 | | | 2007 | 2006 |
| $'000 | NOTE | CONTINUING OPERATIONS | DISCONTINUED OPERATIONS | TOTAL OPERATIONS | CONTINUING OPERATIONS | DISCONTINUED OPERATIONS | TOTAL OPERATIONS | TOTAL OPERATIONS | TOTAL OPERATIONS |
| Revenue | | **6,246,628** | **208,892** | **6,455,520** | 5,691,916 | 187,840 | 5,879,756 | **–** | – |
| Other income | | **7,483** | **8,102** | **15,585** | 31,469 | 8,254 | 39,723 | **13,429** | 15,902 |
| **Total revenue and other income** | 3(a) | **6,254,111** | **216,994** | **6,471,105** | 5,723,385 | 196,094 | 5,919,479 | **13,429** | 15,902 |
| Raw materials and consumables used, and changes in finished goods and work in progress | | **4,320,676** | **35,157** | **4,355,833** | 3,943,930 | 30,369 | 3,974,299 | **–** | – |
| Advertising expense | | **32,420** | **4,692** | **37,112** | 22,203 | 4,793 | 26,996 | **19** | 105 |
| Bad debts expense | | **18,539** | **–** | **18,539** | 14,760 | 8 | 14,768 | **–** | – |
| Consultancy expense | | **35,707** | **4,190** | **39,897** | 35,321 | 1,047 | 36,368 | **10,392** | 9,449 |
| Contracting expense | | **48,582** | **90,765** | **139,347** | 52,352 | 79,271 | 131,623 | **241** | 624 |
| Employee benefits expense | | **280,529** | **42,960** | **323,489** | 268,170 | 41,225 | 309,395 | **15,455** | 21,721 |
| Exploration expense | | **31,960** | **–** | **31,960** | 45,223 | – | 45,223 | **–** | – |
| Oil and gas production expense | | **59,382** | **–** | **59,382** | 59,254 | – | 59,254 | **–** | – |
| Motor vehicle expense | | **14,912** | **3,761** | **18,673** | 13,606 | 3,986 | 17,592 | **312** | 467 |
| Occupancy expense | | **34,205** | **4,475** | **38,680** | 29,590 | 3,441 | 33,031 | **429** | 691 |
| Repairs and maintenance expense | | **45,301** | **3,772** | **49,073** | 41,534 | 2,962 | 44,496 | **15** | 11 |
| Royalties expense | | **30,840** | **–** | **30,840** | 31,719 | – | 31,719 | **–** | – |
| Foreign exchange (gain)/loss relating to the funding of foreign operations | | **–** | **–** | **–** | – | – | – | **(39,342)** | 35,280 |
| Administration and other expenses | | **145,712** | **4,380** | **150,092** | 132,209 | 6,419 | 138,628 | **1,369** | 19,997 |
| **Total expenses, excluding financing costs** | | **5,098,765** | **194,152** | **5,292,917** | 4,689,871 | 173,521 | 4,863,392 | **(11,110)** | 88,345 |
| Share of net profits of equity accounted investees | 32 | **15,725** | **6,858** | **22,583** | 13,648 | 6,743 | 20,391 | **–** | – |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | | **1,171,071** | **29,700** | **1,200,771** | 1,047,162 | 29,316 | 1,076,478 | **24,539** | (72,443) |
| Gain on sale of businesses | | **–** | **113,776** | **113,776** | 30,942 | – | 30,942 | **–** | – |
| Depreciation and amortisation expense | | **(325,982)** | **(3,621)** | **(329,603)** | (292,474) | (4,164) | (296,638) | **(960)** | (1,099) |
| Impairment of property, plant and equipment | | **(73,838)** | **–** | **(73,838)** | – | – | – | **–** | – |
| Increase/(decrease) in fair value of financial instruments | | **52,262** | **–** | **52,262** | (12,732) | – | (12,732) | **(736)** | 197 |
| Net financing (costs)/income | 3(b) | **(215,174)** | **–** | **(215,174)** | (174,822) | – | (174,822) | **56,425** | 68,351 |
| **Profit/(loss) before income tax** | | **608,339** | **139,855** | **748,194** | 598,076 | 25,152 | 623,228 | **79,268** | (4,994) |
| Income tax expense/(benefit) | 4 | **111,462** | **45,148** | **156,610** | 162,336 | 6,812 | 169,148 | **21,056** | (27,168) |
| **Profit for the year** | | **496,877** | **94,707** | **591,584** | 435,740 | 18,340 | 454,080 | **58,212** | 22,174 |
| **Attributable to:** | | | | | | | | | |
| Minority interests | 23 | **134,698** | **–** | **134,698** | 122,171 | – | 122,171 | **–** | – |
| Members of the parent entity | 23 | **362,179** | **94,707** | **456,886** | 313,569 | 18,340 | 331,909 | **58,212** | 22,174 |
| **Profit for the year** | | **496,877** | **94,707** | **591,584** | 435,740 | 18,340 | 454,080 | **58,212** | 22,174 |
| **Basic earnings per share** | 38 | **43.4 cents** | **11.3 cents** | **54.7 cents** | 39.6 cents | 2.3 cents | 41.9 cents | | |
| **Diluted earnings per share** | 38 | **43.1 cents** | **11.3 cents** | **54.4 cents** | 39.4 cents | 2.3 cents | 41.7 cents | | |

*The income statements should be read in conjunction with the accompanying notes set out on pages 6 to 76.*

## STATEMENTS OF RECOGNISED INCOME AND EXPENSE

for year ended 30 June

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| $'000 | 2007 | 2006 | 2007 | 2006 |
| **Available for sale assets:** | | | | |
| Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | – | 27,614 | – | 27,026 |
| Losses transferred to income statement | – | (1,646) | – | – |
| Valuation gain/(loss) taken to equity | **25,381** | (1,602) | **24,380** | (2,660) |
| **Cash flow hedges:** | | | | |
| Loss taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | – | (11,010) | – | (5,658) |
| (Gains)/losses transferred to income statement | **(164,014)** | 40,504 | **(3,805)** | 5,095 |
| Transferred to carrying amount of assets | **465** | (977) | – | – |
| Foreign currency translation (loss)/gain | **(3,617)** | 855 | – | – |
| Valuation gain/(loss) taken to equity | **2,363,614** | (23,361) | **13,579** | (9,028) |
| Share of increase in hedging reserves attributable to equity accounted investees | **3,237** | 3,827 | – | – |
| **Net (loss)/gain on hedge of net investment in foreign subsidiary:** | | | | |
| (Loss)/gain taken to equity | **(37,681)** | 45,162 | – | – |
| **Translation of foreign operations:** | | | | |
| Exchange differences taken to equity | **233,497** | (256,009) | – | – |
| Translation of cash flow hedge reserve | **3,617** | (855) | – | – |
| Net loss on transfer of interest in entities under common control | **(3,874)** | – | – | – |
| Actuarial (loss)/gain on defined benefit superannuation plan | **(23)** | 6,373 | **(23)** | 6,373 |
| **Net income/(expense) recognised directly in equity** | **2,420,602** | (171,125) | **34,131** | 21,148 |
| Profit for the year | **591,584** | 454,080 | **58,212** | 22,174 |
| **Total recognised income and expense for the year** | **3,012,186** | 282,955 | **92,343** | 43,322 |
| **Attributable to:** | | | | |
| Minority interests | **199,122** | 13,075 | – | – |
| Members of the parent entity | **2,813,064** | 269,880 | **92,343** | 43,322 |
| **Total recognised income and expense for the year** | **3,012,186** | 282,955 | **92,343** | 43,322 |

*The statements of recognised income and expense should be read in conjunction with the accompanying notes set out on pages 6 to 76.*

*The above amounts and other movements in equity arising from transactions with owners as owners are set out in note 23.*

# BALANCE SHEETS

as at 30 June

| | | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|---|
| $'000 | NOTE | 2007 | 2006 | 2007 | 2006 |
| **Current assets** | | | | | |
| Cash and cash equivalents | | **267,574** | 309,229 | **–** | 6,278 |
| Trade and other receivables | 7 | **1,609,515** | 875,459 | **7,754,764** | 5,613,521 |
| Inventories | 8 | **114,212** | 101,884 | **–** | – |
| Other financial assets, including derivatives | 10 | **2,735,958** | 219,881 | **14,967** | 13,523 |
| Assets classified as held for sale | 5 | **255,462** | – | **175,811** | – |
| Other assets | 9 | **107,011** | 42,998 | **12,168** | 3,462 |
| **Total current assets** | | **5,089,732** | 1,549,451 | **7,957,710** | 5,636,784 |
| **Non-current assets** | | | | | |
| Trade and other receivables | 7 | **727** | 3,638 | **100,064** | 100,025 |
| Investments accounted for using the equity method | 32 | **66,091** | 78,448 | **–** | – |
| Other financial assets, including derivatives | 10 | **829,206** | 216,710 | **1,518,526** | 1,642,017 |
| Property, plant and equipment | 11 | **5,775,905** | 5,244,933 | **6,655** | 6,870 |
| Exploration and evaluation expenditure | 12 | **214,746** | 186,064 | **–** | – |
| Development expenditure | 12 | **229,865** | 128,910 | **–** | – |
| Intangible assets | 13 | **2,494,505** | 1,227,860 | **–** | – |
| Deferred tax assets | 14 | **45,047** | 5,133 | **25,355** | 7,501 |
| Other assets | 9 | **19,427** | 23,780 | **9,799** | 7,320 |
| **Total non-current assets** | | **9,675,519** | 7,115,476 | **1,660,399** | 1,763,733 |
| **Total assets** | | **14,765,251** | 8,664,927 | **9,618,109** | 7,400,517 |
| **Current liabilities** | | | | | |
| Trade and other payables | 15 | **1,539,863** | 797,162 | **4,533,001** | 3,362,755 |
| Interest-bearing liabilities | 16 | **507,339** | 511,916 | **95,436** | 228,572 |
| Other financial liabilities, including derivatives | 17 | **420,221** | 147,189 | **30,706** | 13,523 |
| Tax liabilities | 18 | **114,157** | 26,179 | **122,015** | 22,857 |
| Provisions | 19 | **108,074** | 95,297 | **13,097** | 10,922 |
| Liabilities classified as held for sale | 5 | **36,256** | – | **–** | – |
| **Total current liabilities** | | **2,725,910** | 1,577,743 | **4,794,255** | 3,648,629 |
| **Non-current liabilities** | | | | | |
| Trade and other payables | 15 | **107,024** | 6,460 | **–** | – |
| Interest-bearing liabilities | 16 | **2,718,678** | 2,207,896 | **2,070,582** | 1,492,008 |
| Other financial liabilities, including derivatives | 17 | **397,887** | 271,008 | **138,080** | 113,632 |
| Tax liabilities | 18 | **1,644,448** | 778,658 | **–** | – |
| Provisions | 19 | **202,048** | 177,477 | **4,225** | 4,877 |
| **Total non-current liabilities** | | **5,070,085** | 3,441,499 | **2,212,887** | 1,610,517 |
| **Total liabilities** | | **7,795,995** | 5,019,242 | **7,007,142** | 5,259,146 |
| **Net assets** | | **6,969,256** | 3,645,685 | **2,610,967** | 2,141,371 |
| **Equity** | | | | | |
| Share capital | 21 | **1,688,423** | 1,158,959 | **1,688,423** | 1,158,959 |
| Reserves | 22 | **2,287,519** | (38,008) | **83,627** | 43,030 |
| Retained earnings | 23 | **1,905,054** | 1,569,728 | **838,917** | 939,382 |
| **Total parent entity interest** | | **5,880,996** | 2,690,679 | **2,610,967** | 2,141,371 |
| Minority interests | 23 | **1,088,260** | 955,006 | **–** | – |
| **Total equity** | 23 | **6,969,256** | 3,645,685 | **2,610,967** | 2,141,371 |

*The balance sheets should be read in conjunction with the accompanying notes set out on pages 6 to 76.*

## STATEMENTS OF CASH FLOWS

for year ended 30 June

| $'000 | NOTE | CONSOLIDATED 2007 | CONSOLIDATED 2006 | ORIGIN ENERGY LIMITED 2007 | ORIGIN ENERGY LIMITED 2006 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Cash receipts from customers | | **6,896,116** | 6,216,021 | **6,717** | 13,782 |
| Cash paid to suppliers | | **(5,775,229)** | (5,131,806) | **(37,009)** | (40,204) |
| Cash generated from/(used in) operations | | **1,120,887** | 1,084,215 | **(30,292)** | (26,422) |
| Dividends/distributions received from equity accounted investees | | **21,419** | 20,316 | **-** | - |
| Other dividends received | | **698** | 836 | **-** | - |
| Income taxes paid | | **(164,765)** | (118,788) | **(83,463)** | (35,361) |
| **Net cash from/(used in) operating activities** | 24(d) | **978,239** | 986,579 | **(113,755)** | (61,783) |
| **Cash flows from investing activities** | | | | | |
| Payments for property, plant and equipment | | **(524,553)** | (480,276) | **(1,340)** | (156) |
| Payments for exploration and producing areas of interest | | **(224,562)** | (199,896) | **-** | - |
| Acquisition of controlled entities, net of cash acquired | 24(e) | **(1,239,574)** | (31,174) | **-** | - |
| Acquisition of businesses and other assets, net of cash acquired | | **(13,160)** | (148,838) | **-** | - |
| Acquisition of other investments | | **(2,782)** | (940) | **(2,638)** | (940) |
| Repayment of loans by equity accounted investees | | **2,722** | 59,026 | **-** | - |
| Interest received | | **25,943** | 20,317 | **640** | 268,913 |
| Net proceeds from disposal of investments | | **5,168** | 66,848 | **-** | - |
| Net proceeds from disposal of controlled entities | 5(c) | **131,238** | - | **-** | - |
| Net proceeds from sale of non-current assets | | **2,898** | 27,872 | **-** | 4 |
| **Net cash (used in)/from investing activities** | | **(1,836,662)** | (687,061) | **(3,338)** | 267,821 |
| **Cash flows from financing activities** | | | | | |
| Proceeds from borrowings | | **5,296,311** | 2,808,342 | **4,745,600** | 2,808,342 |
| Repayment of borrowings | | **(4,558,373)** | (2,515,922) | **(4,325,178)** | (2,771,085) |
| Interest paid | | **(248,142)** | (205,506) | **(122,809)** | (187,728) |
| Dividends paid by the parent entity | | **(117,304)** | (110,657) | **(117,304)** | (110,657) |
| Dividends paid to minority interests | | **(65,868)** | (52,421) | **-** | - |
| Proceeds from issue of share capital | | **486,090** | 4,006 | **486,090** | 4,006 |
| Loans to controlled entities | | **-** | - | **(10,790,513)** | (7,971,709) |
| Repayment of loans by controlled entities | | **-** | - | **10,214,679** | 8,023,342 |
| **Net cash from/(used in) financing activities** | | **792,714** | (72,158) | **90,565** | (205,489) |
| **Net (decrease)/increase in cash and cash equivalents** | | **(65,709)** | 227,360 | **(26,528)** | 549 |
| **Cash and cash equivalents at the beginning of the year** | | **302,634** | 79,030 | **6,278** | 5,729 |
| Effect of exchange rate changes on cash | | **24,457** | (3,756) | **-** | - |
| **Cash and cash equivalents at the end of the year** | 24(a) | **261,382** | 302,634 | **(20,250)** | 6,278 |

*The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 6 to 76.*

# NOTES TO THE FINANCIAL STATEMENTS

## 1. Statement of Significant Accounting Policies

Origin Energy Limited (the 'company') is a company domiciled in Australia. The consolidated financial report of the company for the year ended 30 June 2007 comprises the company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates and jointly controlled entities. The consolidated financial report was approved by the Board of Directors on 29 August 2007.

**Statement of Compliance**

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (including Australian Interpretations) adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. The consolidated financial report of the consolidated entity also complies with the IFRSs and interpretations adopted by the International Accounting Standards Board.

**Basis of preparation**

The financial report is presented in Australian dollars, which is the company's functional currency and the functional currency of the majority of the consolidated entity.

The entity has not elected to early adopt any accounting standards and amendments.

The consolidated financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial assets classified as available for sale.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the consolidated financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a consolidated financial report requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report. The accounting policies have been applied consistently by all entities in the consolidated entity.

In the prior financial year the consolidated entity adopted AASB 7 *Financial Instruments: Disclosures*, AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* in accordance with the transition rules of AASB 1: *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity (note 23).

Certain comparative amounts have been reclassified to conform with the current year's presentation. In addition, the comparative income statement has been re-presented as if an operation classified as discontinued during the current period had been discontinued from the start of the comparative period (see note 5).

**Principles of consolidation**

***Subsidiaries***

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Minority interests in the equity and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the profits or losses are included only from the date control commenced or up to the date control ceased.

In the company's financial statements, investments in subsidiaries are carried at cost.

***Associates and joint ventures (equity accounted investees)***

***Associates***

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence, but not control, over the financial and operating policies and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. The consolidated financial statements include the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

## 1. Statement of Significant Accounting Policies (continued)

*Joint venture entities*

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the jointly controlled entity's profit or loss is recognised in the income statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in the consolidated reserves.

*Jointly controlled operations and assets*

The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

*Business combinations from entities under common control*

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the consolidated entity are accounted for by recognising the assets and liabilities acquired at the carrying amounts recognised previously in the consolidated entity's controlling shareholder's consolidated financial statements. The components of equity of the acquired entities are added to the same components within the consolidated entity equity. Any cash paid for the acquisition is recognised directly in equity.

**Segment reporting**

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

**Discontinued operation**

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

**Trade and other receivables**

Trade and other receivables are recorded at amortised cost less accumulated impairment losses.

**Inventories**

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined predominantly on the first-in-first-out basis of valuation.

**Deferred expenses**

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

**Impairment**

The carrying amounts of assets, other than inventories, derivatives and deferred tax assets, are reviewed at each reporting date to determine if there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated, as discussed below.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the cash-generating unit on a pro-rata basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

An impairment loss is reversed if there has been an indication that the impairment loss no longer exists and there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

**Calculation of recoverable amount**

The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles

## 1. Statement of Significant Accounting Policies (continued)

and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables into portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of some assets is their fair value less costs to sell.

**Intangible assets**

***Goodwill***

***Business combinations prior to 31 March 1999***

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 31 March 1999 have not been reconsidered in preparing the consolidated entity's opening AASB balance sheet at 1 July 2004.

***Business combinations since 31 March 1999***

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted entities, the carrying amount of goodwill is included in the carrying amount of the investment in the equity accounted entity. Negative goodwill arising on an acquisition is recognised directly in the income statement.

***Other intangible assets***

Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

***Research and development***

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the income statement as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

**Exploration and evaluation expenditure**

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach. All exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.

Exploration and evaluation expenditure is partially or fully capitalised where either (i) the expenditure is expected to be recouped through successful development and exploitation of the area of interest (or alternatively, by its sale) or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing, or where both conditions are met.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to development assets.

**Development assets**

The costs of oil and gas assets in the development phase are separately accounted for and include costs transferred from exploration and evaluation expenditure once technical feasibility and commercial viability of an area of interest are demonstrable, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences, the accumulated costs are transferred to producing areas of interest.

**Investments in debt and equity securities**

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other financial assets held by the consolidated entity are classified as being available for sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss.

The fair value of financial assets classified as available for sale is their quoted bid price at the balance sheet date.

## 1. Statement of Significant Accounting Policies (continued)

Financial assets classified as available for sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to/by the consolidated entity.

**Property, plant and equipment**

Items of property, plant and equipment are recorded at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

***Producing areas of interest***

The costs of oil and gas assets in production are separately accounted for and include costs transferred from exploration and evaluation expenditure, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

***Leased plant and equipment***

Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

***Self-constructed assets***

These assets are carried at cost and tested for impairment. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

***Depreciation and amortisation***

With the exception of producing areas of interest and land, depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. The average depreciation rate in the current and comparative periods are disclosed in note 11. Land is not depreciated.

**Non-current assets held for sale**

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the consolidated entity's accounting policies. Thereafter, generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property and biological assets, which continue to be measured in accordance with the consolidated entity's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

**Finance leases**

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

**Operating leases**

Payments made under operating leases are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the income statement as the integral part of total lease expense spread over the lease term.

**Trade and other payables**

Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at amortised cost.

**Interest-bearing liabilities**

Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statements over the period of borrowings on an effective interest basis. Interest expense is recognised in the income statements as net financing costs.

**Defined benefit superannuation plan**

The consolidated entity's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value, and the fair value of the plan assets is deducted. The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

## 1. Statement of Significant Accounting Policies (continued)

Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur and are presented in the statement of recognised income and expense.

**Defined contribution superannuation funds**

The consolidated entity makes contributions to a defined contribution superannuation fund. All contributions made by the consolidated entity are recognised as an expense in the income statements as incurred.

**Long-term service benefits**

The consolidated entity's net obligation in respect of long-term service benefits, other than superannuation plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the company's obligations.

**Wages, salaries, annual leave and sick leave**

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to the reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the company expects to pay as at the reporting date including related on-costs, such as workers compensation insurance and payroll tax.

**Equity-based compensation**

Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

***Senior Executive Option Plan***

The fair value of the options granted is recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

***Employee Share Plan and Executive Share Plan***

Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the balance sheet until paid and included in employee benefits expenses in the income statement.

**Provisions**

A provision is recognised in the balance sheet when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. Provisions are determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being the rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

The unwinding of the discount on the provision is recognised in the income statements as interest expense.

In the balance sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividend is declared, for the entire undistributed amount, regardless of the extent to which it will be paid in cash.

***Restoration, rehabilitation and dismantling***

Provisions for the estimated present value of costs relating to future restoration, rehabilitation and dismantling activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date, the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste and dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

***Onerous contracts***

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

**Share capital**

***Ordinary shares***

Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

***Dividends***

Dividends are recognised as a liability in the period in which they are declared.

## 1. Statement of Significant Accounting Policies (continued)

**Revenue recognition**

*Revenue*

Revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the consolidated entity to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice, the above revenue recognition approach is applied to the consolidated entity's business segments as follows:

- revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- revenue from electricity and gas supplied by the Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- the Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- the revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

*Government grants*

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the consolidated entity will comply with the conditions attaching to them. Grants that compensate the consolidated entity for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the consolidated entity for the cost of an asset are deferred as unearned income until the asset is ready for use at which time they are recognised in the income statement as other income on a systematic basis over the useful life of the asset.

*Dividends*

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates and other investments are recognised when dividends are declared. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

*Interest revenue*

Interest revenue is recognised as it accrues using the effective interest method.

**Net financing costs**

Net financing costs comprise interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares and interest receivable on funds invested. Borrowing costs are expensed as incurred and included in net financing costs in the income statements.

Financing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

**Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the balance sheet. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

**Income tax**

Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

*Tax consolidation*

The company and its wholly-owned Australian resident entities formed a tax consolidated group with effect from 1 July 2003. The head entity within the tax consolidated group is Origin Energy Limited.

Tax funding arrangements amounts are recognised as inter-entity amounts, giving rise to a contribution by or distribution to equity participants to the extent they differ from the amounts assumed by the head entity from subsidiaries.

## 1. Statement of Significant Accounting Policies (continued)

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group.

The company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

**Foreign currency transactions**

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

**Financial statements of foreign operations**

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

**Net investment in foreign operations**

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal. In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to A-IFRS, are presented as a separate component of equity.

**Derivative financial instruments**

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and commodity price risks arising from operating, financing and investing activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations. Refer to note 29 for further details.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

**Hedging**

***Cash flow hedges***

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than described above, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

***Economic hedges***

The consolidated entity holds a number of derivative instruments for economic hedging purposes under the board approved risk management policies, which are prohibited from being designated as hedges under AASB 139. These derivatives are therefore required to be categorised as held for trading with changes in the fair value being recognised in the income statement.

***Fair value hedges***

Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in the income statement, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

## 1. Statement of Significant Accounting Policies (continued)

*Hedge of net investment in foreign operations*

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

**Accounting estimates and judgements**

The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*Restoration, rehabilitation and dismantling*

The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included earlier in this note.

*Impairment of assets*

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

*Exploration and evaluation expenditure*

The consolidated entity's accounting policy for exploration and evaluation expenditure is set out earlier in this note. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy it is concluded that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

*Amortisation of producing areas of interest*

The carrying values of producing areas of interest are amortised on a units-of-production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

*Fair value of financial instruments*

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Refer to note 29 for further details.

*Defined benefit superannuation plan obligations*

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations. These assumptions are discussed in note 20.

**New standards and interpretations not yet adopted**

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:

- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the company and the consolidated entity as the standard is only concerned with disclosures.
- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment of Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.
- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the consolidated entity's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the consolidated entity first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e. 1 July 2004 and 1 July 2005, respectively). The potential impact on the company has not yet been determined.
- Interpretation 11 AASB 2 *Share-based Payment – Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the consolidated entity's 2008 financial report. The potential effect of the Interpretation on the company's financial report has not yet been determined.
- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 *Share-based Payments* to insert the transitional provisions of AASB 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007. The potential impact on the company has not yet been determined.

## 1. Statement of Significant Accounting Policies (continued)

- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the consolidated entity's 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must also adopt the revised Interpretation 4 *Determining when an arrangement contains a lease* and Interpretation 129 *Service Concession Arrangements: Disclosures*.
- AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 131 *Interests in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 *Service Concession Arrangements*.
- AASB 123 (revised) *Borrowing Costs* requires the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are immediately recognised as expenses. This Standard is applicable to annual reporting periods beginning on or after 1 January 2009. The potential impact on the company has not yet been determined.
- AASB 2007-6 Amendments to Australian Accounting Standards arising from revised AASB 123 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 101 *Presentation of Financial Statements*, AASB 107 *Cash Flow Statements*, AASB 111 *Construction Contracts*, AASB 116 *Property, Plant and Equipment* & AASB 138 *Intangible Assets* and Interpretations 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities* & 12 *Service Concession Arrangements*. This Standard is applicable to annual reporting periods beginning on or after 1 January 2009 and is applied when AASB 123 is applied. The potential impact on the company of applying the above has not yet been determined.
- AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 *Australian Additions to, and Deletions from, IFRSs* and Other Amendments makes amendments to AASBs 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038. These amendments arise as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment. This Standard is applicable to annual reporting periods beginning on or after 1 July 2007. The potential impact on the company has not yet been determined.
- AASB 2007-7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128. These amendments follow the issuance, in April 2007, of AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments. This Standard is applicable to annual reporting periods beginning on or after 1 July 2007. The potential impact on the company has not yet been determined.
- Interpretation 13 *Customer Loyalty Programmes* gives guidance on the accounting by an entity for customer loyalty award credits granted to its customers as part of a sales transaction and which, subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services. This Interpretation is applicable to annual reporting periods beginning on or after 1 July 2008. The potential impact on the company has not yet been determined.
- Interpretation 14 *IAS 19–The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* provides general guidance on how to assess the limit in AASB 119 Employee Benefits paragraph 58 on the amount of the surplus that can be recognised as an asset by an employer sponsor. It also explains how the defined benefit surplus (asset) or deficiency (liability) recognised by an employer sponsor may be affected when there is a statutory or contractual minimum funding requirement. This Interpretation is applicable to annual reporting periods beginning on or after 1 January 2008. The potential impact on the company has not yet been determined.

## 2. Segments

### (a) Primary reporting – geographical segments

| | AUSTRALIA[1][2] | | NEW ZEALAND[3] | | CONSOLIDATED | |
|---|---|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Total segment revenue** | **4,632,653** | 3,720,772 | **1,822,867** | 2,158,984 | **6,455,520** | 5,879,756 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | **721,883** | 567,674 | **478,888** | 508,804 | **1,200,771** | 1,076,478 |
| Depreciation and amortisation expense | **(203,234)** | (171,657) | **(126,369)** | (124,981) | **(329,603)** | (296,638) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | **32,834** | (20,687) | **(705)** | 524 | **32,129** | (20,163) |
| Gain on sale of businesses | **113,776** | – | **–** | 30,942 | **113,776** | 30,942 |
| Impairment of property, plant and equipment | **(73,838)** | – | **–** | – | **(73,838)** | – |
| **Earnings before interest and tax (EBIT)** | **591,421** | 375,330 | **351,814** | 415,289 | **943,235** | 790,619 |
| Net financing costs | | | | | **(215,174)** | (174,822) |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | | **20,133** | 7,431 |
| **Profit before income tax** | | | | | **748,194** | 623,228 |
| Income tax expense | | | | | **(156,610)** | (169,148) |
| **Profit for the year** | | | | | **591,584** | 454,080 |
| **Share of net profits of equity accounted investees** | **19,710** | 18,409 | **2,873** | 1,982 | **22,583** | 20,391 |
| **Significant other non-cash expenses** | **19,114** | 13,160 | **10,730** | 10,805 | **29,844** | 23,965 |
| **Acquisitions of non-current assets (includes capital expenditure)** | **1,796,975** | 736,850 | **229,932** | 159,742 | **2,026,907** | 896,592 |
| **Assets** | | | | | | |
| Segment assets | **9,900,410** | 4,313,243 | **4,486,129** | 3,958,874 | **14,386,539** | 8,272,117 |
| Investments accounted for using the equity method | **60,451** | 73,867 | **5,640** | 4,581 | **66,091** | 78,448 |
| **Total segment assets** | **9,960,861** | 4,387,110 | **4,491,769** | 3,963,455 | **14,452,630** | 8,350,565 |
| Cash and current and deferred tax assets | | | | | **312,621** | 314,362 |
| **Total assets** | | | | | **14,765,251** | 8,664,927 |
| **Liabilities** | | | | | | |
| Segment liabilities | **2,074,441** | 1,075,026 | **590,427** | 419,567 | **2,664,868** | 1,494,593 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | | **5,131,127** | 3,524,649 |
| **Total liabilities** | | | | | **7,795,995** | 5,019,242 |

[1] *The Australian geographic segment includes operations in Australia and the Pacific.*

[2] *The Australian geographic segment includes the operations of the discontinued Networks business segment as disclosed in the secondary segment reporting note (refer note 2(b)).*

[3] *The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities.*

## 2. Segments (continued)

**(b) Secondary reporting – business segments**

| | EXPLORATION & PRODUCTION | | RETAIL | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006[2] $'000 |
| **Revenue** | | | | |
| Total revenue | **484,178** | 434,943 | **4,081,585** | 3,205,951 |
| Intersegment sales elimination[1] | **(145,092)** | (90,977) | **–** | – |
| **Total segment revenue** | **339,086** | 343,966 | **4,081,585** | 3,205,951 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | **254,417** | 208,824 | **341,169** | 291,968 |
| Depreciation and amortisation expense | **(134,687)** | (106,428) | **(50,043)** | (44,063) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | **(4,692)** | (3,421) | **37,526** | (17,266) |
| Gain on sale of businesses | **–** | – | **–** | – |
| Impairment of property, plant and equipment | **(73,838)** | – | **–** | – |
| **Earnings before interest and tax (EBIT)** | **41,200** | 98,975 | **328,652** | 230,639 |
| Net financing costs | | | | |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | |
| **Profit before income tax** | | | | |
| Income tax expense | | | | |
| **Profit for the year** | | | | |
| **Share of net profits of equity accounted investees** | **–** | – | **27** | 91 |
| **Significant other non-cash expenses** | **3,511** | 4,700 | **19,221** | 12,526 |
| **Acquisitions of non-current assets (includes capital expenditure)** | **470,343** | 662,453 | **1,328,823** | 97,291 |
| **Assets** | | | | |
| Segment assets | **2,192,607** | 1,985,838 | **7,234,274** | 1,932,680 |
| Investments accounted for using the equity method | **–** | – | **–** | 148 |
| **Total segment assets** | **2,192,607** | 1,985,838 | **7,234,274** | 1,932,828 |
| Cash and current and deferred tax assets | | | | |
| **Total assets** | | | | |
| **Liabilities** | | | | |
| Segment liabilities | **246,774** | 327,891 | **1,801,584** | 726,998 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | |
| **Total liabilities** | | | | |

[1] *Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.*

*A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.*

*The Exploration and Production segment sells gas and LPG to the Retail segment.*

[2] *June 2006 comparative amounts have been restated to present the discontinued Networks business segment separately from continuing operations. Refer note 5 for a discussion of the discontinued Networks business segment.*

[3] *The results of discontinued operations are included in note 5.*

*Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.*

| ***Business segments:*** | ***Products and services:*** |
|---|---|
| *Exploration & Production* | *Natural gas and oil exploration and production in Australia and New Zealand.* |
| *Retail* | *Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.* |
| *Generation* | *Natural gas-fired cogeneration and power generation in Australia.* |
| *Networks (discontinued)* | *Infrastructure investment and management services in Australia.* |
| *Contact Energy* | *Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.* |

| | GENERATION | | NETWORKS (DISCONTINUED)[1] | | CONTACT ENERGY | | CONSOLIDATED | |
|---|---|---|---|---|---|---|---|---|
| | 2007 $'000 | 2006[2] $'000 | 2007 $'000 | 2006[2] $'000 | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| | **122,161** | 96,239 | **208,892** | 187,840 | **1,739,694** | 2,074,755 | **6,636,510** | 5,999,728 |
| | **(35,898)** | (28,995) | **–** | – | **–** | – | **(180,990)** | (119,972) |
| | **86,263** | 67,244 | **208,892** | 187,840 | **1,739,694** | 2,074,755 | **6,455,520** | 5,879,756 |
| | **98,543** | 58,404 | **29,700** | 29,316 | **476,942** | 487,966 | **1,200,771** | 1,076,478 |
| | **(19,759)** | (22,996) | **(3,621)** | (4,164) | **(121,493)** | (118,987) | **(329,603)** | (296,638) |
| | **–** | – | **–** | – | **(705)** | 524 | **32,129** | (20,163) |
| | **–** | – | **113,776** | – | **–** | 30,942 | **113,776** | 30,942 |
| | **–** | – | **–** | – | **–** | – | **(73,838)** | – |
| | **78,784** | 35,408 | **139,855** | 25,152 | **354,744** | 400,445 | **943,235** | 790,619 |
| | | | | | | | **(215,174)** | (174,822) |
| | | | | | | | **20,133** | 7,431 |
| | | | | | | | **748,194** | 623,228 |
| | | | | | | | **(156,610)** | (169,148) |
| | | | | | | | **591,584** | 454,080 |
| | **12,852** | 11,666 | **6,858** | 6,743 | **2,846** | 1,891 | **22,583** | 20,391 |
| | **1,858** | 1,199 | **853** | 1,064 | **4,401** | 4,476 | **29,844** | 23,965 |
| | **88,977** | 17,431 | **13,088** | – | **125,676** | 119,417 | **2,026,907** | 896,592 |
| | **395,894** | 311,445 | **255,462** | 219,533 | **4,308,302** | 3,822,621 | **14,386,539** | 8,272,117 |
| | **60,451** | 56,498 | **–** | 17,369 | **5,640** | 4,433 | **66,091** | 78,448 |
| | **456,345** | 367,943 | **255,462** | 236,902 | **4,313,942** | 3,827,054 | **14,452,630** | 8,350,565 |
| | | | | | | | **312,621** | 314,362 |
| | | | | | | | **14,765,251** | 8,664,927 |
| | **26,247** | 21,402 | **36,256** | 33,838 | **554,007** | 384,464 | **2,664,868** | 1,494,593 |
| | | | | | | | **5,131,127** | 3,524,649 |
| | | | | | | | **7,795,995** | 5,019,242 |

## 3. Profit

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **(a) Revenue and other income** | | | | |
| **Revenue** | | | | |
| Revenue from sale of goods | 6,244,314 | 5,691,762 | – | – |
| Revenue from rendering of services | 2,314 | 154 | – | – |
| **Total revenue from continuing operations** | 6,246,628 | 5,691,916 | – | – |
| Revenue from discontinued operations | 208,892 | 187,840 | – | – |
| **Total revenue** | 6,455,520 | 5,879,756 | – | – |
| **Other income** | | | | |
| Dividends received from other parties | 697 | 836 | 1,287 | – |
| Other distributions received | – | – | 5,773 | 7,129 |
| Net (loss)/gain on sale of other assets | (1,774) | 15,702 | – | 4 |
| Net foreign exchange (loss)/gain | (152) | 1,021 | – | – |
| Government grants/subsidies | 427 | 1,178 | – | – |
| Other | 8,285 | 12,732 | 6,369 | 8,769 |
| **Total other income from continuing operations** | 7,483 | 31,469 | 13,429 | 15,902 |
| Other income from discontinued operations | 8,102 | 8,254 | – | – |
| **Total other income** | 15,585 | 39,723 | 13,429 | 15,902 |
| **Total revenue and other income** | 6,471,105 | 5,919,479 | 13,429 | 15,902 |
| **(b) Net financing costs** | | | | |
| **Interest income** | | | | |
| Wholly owned controlled entities | – | – | 312,868 | 268,674 |
| Associated entities | 2 | 602 | – | – |
| Other parties | 24,250 | 17,030 | 640 | 240 |
| | 24,252 | 17,632 | 313,508 | 268,914 |
| **Interest expense** | | | | |
| Wholly owned controlled entities | – | – | 121,845 | 102,845 |
| Other parties | 224,487 | 179,718 | 129,194 | 92,550 |
| On unwinding of discount on provisions | 14,926 | 12,122 | 6,044 | 5,168 |
| Finance charges on capitalised leases | 13 | 614 | – | – |
| | 239,426 | 192,454 | 257,083 | 200,563 |
| **Total net financing (costs)/income** | (215,174) | (174,822) | 56,425 | 68,351 |
| **Financing costs capitalised** | 30,003 | 27,189 | – | – |
| **(c) Significant income/(expense) items included in profit for the year** | | | | |
| Increase/(decrease) in fair value of financial instruments | 52,262 | (12,732) | (736) | 197 |
| Impairment of property, plant and equipment | (73,838) | – | – | – |
| Gain on sale of businesses[1] | 113,776 | 30,942 | – | – |
| Termination of Mt Stuart PPA | 19,589 | – | – | – |
| Sun Retail one-off costs | (13,638) | – | – | – |
| Proposed dual-listed-company expense | – | (16,917) | – | (9,200) |
| **Total significant items (before income tax)** | 98,151 | 1,293 | (736) | (9,003) |

Income tax expense for the year ended 30 June 2007 included a tax benefit amount of $56,942,000 relating to the reduction in New Zealand tax rates from 33 per cent to 30 per cent (refer note 4).

[1] *The gain on sale of business for the year ended 30 June 2007 of $113,776,000 related to the sale of the consolidated entity's interest in the SEA Gas Partnership. The gain on sale was disclosed as part of the discontinued Networks business segment (refer note 5). The gain on sale in 2006 related to the sale of the consolidated entity's interest in Valley Power.*

## 4. Income tax expense/(benefit)

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Current tax expense | **256,053** | 211,456 | **28,702** | 63,617 |
| Deferred tax benefit | **(90,724)** | (35,016) | **(8,180)** | (90,422) |
| (Over)/under provided in prior years | **(8,719)** | (7,292) | **534** | (363) |
| **Total income tax expense/(benefit) in income statements** | **156,610** | 169,148 | **21,056** | (27,168) |
| **Reconciliation between tax expense and pre-tax net profit** | | | | |
| Profit/(loss) before income tax | **748,194** | 623,228 | **79,268** | (4,994) |
| Income tax using the domestic corporation tax rate of 30% (2006: 30%) | | | | |
| Prima facie income tax expense on pre-tax accounting profit: | | | | |
| – at Australian tax rate of 30% | **224,458** | 186,968 | **23,780** | (1,498) |
| – adjustment for difference between Australian and overseas tax rates | **8,537** | 9,987 | **–** | – |
| **Income tax expense on pre-tax accounting profit at standard rates** | **232,995** | 196,955 | **23,780** | (1,498) |
| Increase in income tax expense due to: | | | | |
| Share based payments expense | **1,932** | 1,880 | **1,932** | 1,880 |
| Non-deductible redeemable preference share expense | **–** | 4,436 | **–** | – |
| Decrease in income tax expense due to: | | | | |
| Share of net profits of associates | **(2,392)** | (1,932) | **–** | – |
| Gain on disposal of Valley Power | **–** | (9,828) | **–** | – |
| Net unrealised foreign exchange gain | **–** | – | **11,281** | (12,130) |
| Recognition of change in net tax loss position | **(13,433)** | (16,532) | **(10,481)** | (12,496) |
| Other | **3,169** | 1,461 | **(5,990)** | (2,561) |
| | **(10,724)** | (20,515) | **(3,258)** | (25,307) |
| (Over)/under provided in prior years – current and deferred | **(8,719)** | (7,292) | **534** | (363) |
| Reduction in tax rates New Zealand (33% to 30%) | **(56,942)** | – | **–** | – |
| **Income tax expense/(benefit) on pre-tax net profit** | **156,610** | 169,148 | **21,056** | (27,168) |
| **Attributable to:** | | | | |
| Continuing operations | **111,462** | 162,336 | **21,056** | (27,168) |
| Discontinued operations: | | | | |
| Gain on disposal of discontinued operations | **37,809** | – | **–** | – |
| Profit from ordinary activities of the discontinued operations | **7,339** | 6,812 | **–** | – |
| | **45,148** | 6,812 | **–** | – |
| **Income tax expense/(benefit) on pre-tax net profit** | **156,610** | 169,148 | **21,056** | (27,168) |
| **Deferred tax movements recognised directly in equity** | | | | |
| Fair value of associates (including foreign currency translation) | **1,173** | (674) | **–** | – |
| Fair value of available for sale financial assets | **10,449** | 10,442 | **10,449** | 10,442 |
| Financial instruments at fair value (including foreign currency translation) | **941,234** | (474) | **4,189** | 15,053 |
| Property, plant and equipment (including foreign currency translation) | **59,732** | (66,013) | **–** | – |
| Provisions (including foreign currency translation) | **(365)** | 554 | **–** | – |
| Other items (including foreign currency translation) | **(2,151)** | 7,300 | **(2,034)** | 5,790 |
| Relating to opening adjustments on application of new accounting policies at 1 July 2005 | **–** | 3,322 | **–** | (19,163) |
| | **1,010,072** | (45,543) | **12,604** | 12,122 |

## 5. Discontinued operation

In April 2007 the consolidated entity entered into an agreement to sell the Networks business segment to the APA Group (including Australian Pipeline Trust and other associated businesses) for consideration of $561.9 million. The Networks business segment included Origin Energy Asset Management, a 17 per cent interest in Envestra, a 33.3 per cent interest in the SEA Gas Pipeline and a number of other assets. The sale of the Networks business segment was completed in two tranches. The first tranche (which incorporated the consolidated entity's share of the SEA Gas Partnership) was completed on 29 June 2007 and the profit on disposal of this investment has been recorded in the current period results.

The second tranche, which incorporated the sale of the remaining Networks business segment and assets, was completed on 2 July 2007 and the profit and loss on disposal of this tranche will be recorded in the financial year ending 30 June 2008.

The Networks business segment was not disclosed as a discontinued operation or classified as held for sale as at 30 June 2006, however, the comparative income statement has been restated to present the discontinued Networks business segment separately from continuing operations.

The income statement for discontinued operations incorporates the operating results for the Networks business segment and the profit on sale of the consolidated entity's interest in the SEA Gas Partnership.

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Effect of discontinued operations on the Income Statement of the consolidated entity** | | |
| Operating results before tax | **26,079** | 25,152 |
| Profit on disposal of 33.3% interest in the SEA Gas Partnership | **113,776** | – |
| **Profit before income tax** | **139,855** | 25,152 |
| Income tax expense | **45,148** | 6,812 |
| **Net profit after tax** | **94,707** | 18,340 |
| **(b) Cash flows from discontinued operations** | | |
| Net cash from operating activities | **31,194** | 30 226 |
| Net cash from investing activities | **128,287** | 48,434 |
| Net cash from financing activities | – | – |
| **Net cash from discontinued operations** | **159,481** | 78,660 |

**(c) Effect of the disposal on the financial position of the consolidated entity for the period ended 30 June 2007**

| | 2007 $'000 |
|---|---|
| **Net assets disposed of:** | |
| Investments accounted for using the equity method | **17,462** |
| Consideration received – cash (net of disposal costs) | **131,238** |

## 5. Discontinued operation (continued)

**(d) Assets and liabilities classified as held for sale**

The second tranche of the Networks business segment disposal, being the disposal of Origin Energy Asset Management business, a 17 per cent interest in Envestra and a number of other assets, settled on 2 July 2007 and the profit on disposal will be recorded in the financial year ending 30 June 2008.

The assets and liabilities applicable to the remaining Networks business segment have been separately disclosed in the consolidated balance sheet as current assets and current liabilities held for sale as at 30 June 2007.

| | 2007 $'000 |
|---|---|
| **Assets classified as held for sale** | |
| Trade and other receivables | 24,468 |
| Inventories | 2,821 |
| Other financial assets, including derivatives[1] | 175,811 |
| Investments accounted for using the equity method | 976 |
| Property, plant and equipment | 44,012 |
| Intangible assets | 5,843 |
| Other assets | 1,531 |
| | 255,462 |
| **Liabilities classified as held for sale** | |
| Trade and other payables | 21,376 |
| Provisions | 14,880 |
| | 36,256 |

[1] *This has also been classified as held for sale in the company.*

## 6. Dividends

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **(a) Dividend reconciliation** | | | | | |
| Final dividend of 9 cents per share, fully franked at 30%, paid 29 September 2006 (2006: Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005) | | **71,697** | 63,334 | **71,697** | 63,334 |
| Interim dividend of 10 cents per share, fully franked at 30%, paid 30 March 2007 (2006: Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006) | | **86,957** | 71,445 | **86,957** | 71,445 |
| | 23 | **158,654** | 134,779 | **158,654** | 134,779 |
| **(b) Subsequent event** | | | | | |
| Since the end of the financial year, the directors have declared a final dividend of 11 cents per share, fully franked at 30%, payable 3 October 2007 | | **95,952** | | **95,952** | |
| The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports. | | | | | |
| **(c) Dividends per share** | | | | | |
| **Dividends paid or provided for during the reporting period** | | | | | |
| Current year interim franked dividend per share | | **10.0 cents** | 9.0 cents | **10.0 cents** | 9.0 cents |
| Previous year final franked dividend per share | | **9.0 cents** | 8.0 cents | **9.0 cents** | 8.0 cents |
| **Dividends proposed and not recognised as a liability** | | | | | |
| Franked dividend per share | | **11.0 cents** | | **11.0 cents** | |

**(d) Dividend franking account**

30% franking credits available to shareholders of Origin Energy Limited for subsequent financial years amount to $25,496,000 (2006: $33,250,000).

The above available amount is based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of current income tax liabilities;

(b) franking debits that will arise from the payment of dividends provided at year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

## 7. Trade and other receivables

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Trade and accrued receivables[1] | **1,072,255** | 759,271 | **1,678** | 2,116 |
| Receivables due from equity accounted entities and related parties | **23,811** | 21,862 | **–** | – |
| | **1,096,066** | 781,133 | **1,678** | 2,116 |
| Receivables due from wholly owned controlled entities | **–** | – | **7,752,812** | 5,611,105 |
| Other debtors (including joint venture debtors)[1] | **513,449** | 94,326 | **274** | 300 |
| | **1,609,515** | 875,459 | **7,754,764** | 5,613,521 |
| **Non-current** | | | | |
| Receivables due from wholly owned controlled entities | **–** | – | **100,000** | 100,000 |
| Receivables from equity accounted entities[1] | **2** | 3 | **–** | – |
| Other | **725** | 3,635 | **64** | 25 |
| | **727** | 3,638 | **100,064** | 100,025 |

[1] *Impairment losses recognised and included in these receivable amounts are $21,518,000 for 30 June 2007 and $14,346,000 for 30 June 2006.*

Receivables denominated in currencies other than the functional currency comprise $201,702,000 of trade receivables denominated in New Zealand dollars (2006: $190,116,000) and $6,704,000 of trade receivables denominated in US dollars (2006: $6,524,000).

The consolidated entity's policy requires trade debtors to pay in accordance with agreed payment terms. Depending on the customer segment, the settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheets. The average age of trade receivables is 23 days (2006: 25 days).

## 8. Inventories

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Raw materials and stores at cost | **61,097** | 62,796 | **–** | – |
| Finished goods at cost | **52,522** | 38,707 | **–** | – |
| Work in progress at cost | **593** | 381 | **–** | – |
| | **114,212** | 101,884 | **–** | – |

## 9. Other assets

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Prepayments | | **38,680** | 34,246 | **8,264** | 3,462 |
| Deposits | | **14,247** | 2,395 | **–** | – |
| Deferred expenses | | **5,112** | 885 | **3,904** | – |
| Environmental scheme certificates | | **48,972** | 5,472 | **–** | – |
| | | **107,011** | 42,998 | **12,168** | 3,462 |
| **Non-current** | | | | | |
| Deferred expenses | | **7,958** | 15,127 | **–** | – |
| Defined benefit superannuation surplus | 20(b) | **9,799** | 7,320 | **9,799** | 7,320 |
| Prepayments | | **1,670** | 1,333 | **–** | – |
| | | **19,427** | 23,780 | **9,799** | 7,320 |

## 10. Other financial assets, including derivatives

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Derivative financial instruments | 29 | **2,718,932** | 210,869 | **14,967** | 13,523 |
| Financial assets at fair value through profit and loss | | **–** | 6,093 | **–** | – |
| Available for sale financial assets | | **17,026** | 2,919 | **–** | – |
| | | **2,735,958** | 219,881 | **14,967** | 13,523 |
| **Non-current** | | | | | |
| Derivative financial instruments | 29 | **789,422** | 45,894 | **10,178** | 2,388 |
| Investments in controlled entities at cost | | **–** | – | **1,472,202** | 1,472,199 |
| **Available for sale financial assets** | | | | | |
| Listed shares | | **36,146** | 11,559 | **36,146** | 11,559 |
| Listed stapled securities[1] | | **–** | 155,871 | **–** | 155,871 |
| Other corporations | | **3,638** | 3,386 | **–** | – |
| | | **39,784** | 170,816 | **36,146** | 167,430 |
| | | **829,206** | 216,710 | **1,518,526** | 1,642,017 |

[1] *The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions. This investment formed part of the discontinued Networks operation and was sold subsequent to year end and the carrying value of the investment has been transferred to current assets classified as held for sale on the balance sheet as at 30 June 2007 (refer note 5).*

## 11. Property, plant and equipment

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| **Generation property, plant and equipment** | | | | |
| At cost | **3,918,160** | 3,476,708 | **–** | – |
| Less: Accumulated depreciation | **417,871** | 270,064 | **–** | – |
| | **3,500,289** | 3,206,644 | **–** | – |
| **Other land and buildings** | | | | |
| At cost | **99,434** | 106,394 | **–** | – |
| Less: Accumulated depreciation and amortisation | **14,482** | 14,319 | **–** | – |
| | **84,952** | 92,075 | **–** | – |
| **Other plant and equipment** | | | | |
| At cost | **2,728,311** | 2,393,638 | **9,657** | 9,050 |
| Less: Accumulated depreciation | **1,024,120** | 868,259 | **3,002** | 2,180 |
| | **1,704,191** | 1,525,379 | **6,655** | 6,870 |
| **Producing areas of interest** | | | | |
| At cost | **977,493** | 841,568 | **–** | – |
| Less: Accumulated amortisation | **491,020** | 420,733 | **–** | – |
| | **486,473** | 420,835 | **–** | – |
| | **5,775,905** | 5,244,933 | **6,655** | 6,870 |

| CLASS OF ASSET | AVERAGE DEPRECIATION/ AMORTISATION RATES | |
|---|---|---|
| Generation property, plant and equipment | **3.3%** | 3.4% |
| Other buildings | **2.5%** | 2.5% |
| Other plant and equipment | **5.0%** | 4.9% |
| Producing areas of interest | **7.7%** | 7.9% |

## 11. Property, plant and equipment (continued)

| | 2007 $'000 | | | | |
|---|---|---|---|---|---|
| | GENERATION PROPERTY, PLANT AND EQUIPMENT | OTHER LAND AND BUILDINGS | OTHER PLANT AND EQUIPMENT | PRODUCING AREAS OF INTEREST | TOTAL |
| **Reconciliations** | | | | | |
| Reconciliations of the carrying amounts of each class of property, plant and equipment are set out below. | | | | | |
| **Consolidated** | | | | | |
| Carrying amount at the beginning of the financial year | 3,206,644 | 92,075 | 1,525,379 | 420,835 | 5,244,933 |
| Additions | 105,510 | 1,953 | 387,768 | 110,345 | 605,576 |
| Disposals | (1,733) | (1,373) | (1,333) | – | (4,439) |
| Additions through acquisition of entities/operations | – | 1,075 | 21,104 | – | 22,179 |
| Depreciation/amortisation expense | (123,685) | (1,233) | (128,375) | (70,288) | (323,581) |
| Exploration and development costs | – | – | – | (11,353) | (11,353) |
| Impairment loss[1] | – | – | (73,838) | – | (73,838) |
| Transfers including from exploration and development expenditure | – | (8,756) | 8,756 | 36,934 | 36,934 |
| Transfers to assets held for sale (note 5) | – | (551) | (43,461) | – | (44,012) |
| Foreign currency exchange differences | 313,553 | 1,762 | 8,191 | – | 323,506 |
| **Carrying amount at the end of the financial year** | 3,500,289 | 84,952 | 1,704,191 | 486,473 | 5,775,905 |
| **Origin Energy Limited** | | | | | |
| Carrying amount at the beginning of the financial year | – | – | 6,870 | – | 6,870 |
| Additions | – | – | 745 | – | 745 |
| Depreciation/amortisation expense | – | – | (960) | – | (960) |
| **Carrying amount at the end of the financial year** | – | – | 6,655 | – | 6,655 |

[1] *Impairment loss*

During the financial year ended 30 June 2007 the consolidated entity reviewed the carrying amount of its assets. The review led to the recognition of an impairment loss of $73,838,000 in relation to the Onshore Otway Basin assets and the Cooper Basin assets in the Exploration & Production business segment. The impairment loss has been recognised in the profit and loss, included in the line item impairment of property, plant and equipment in the income statement. The recoverable amount of the relevant assets has been determined on the basis of their fair value less costs to sell using a discounted cash flow methodology. The discount rate used for the Onshore Otway Basin assets was 11.4 per cent and for the Cooper Basin assets was 11.0 per cent; these discount rates were the same as the discount rates used in measuring the fair value less costs to sell in the prior year.

An impairment of $8,538,000 was recognised in relation to the Onshore Otway Basin assets due to the cessation of production from the Ladbroke Grove field and the impending final production from the Katnook field. An impairment of $65,300,000 was recognised in relation to the Cooper Basin assets as a result of a sustained increase in operating and capital expenditure associated with the field.

The impairment losses outlined above relate to the Australian reporting segment.

## 11. Property, plant and equipment (continued)

| | 2006 $'000 | | | | |
|---|---|---|---|---|---|
| | GENERATION PROPERTY, PLANT AND EQUIPMENT | OTHER LAND AND BUILDINGS | OTHER PLANT AND EQUIPMENT | PRODUCING AREAS OF INTEREST | TOTAL |
| **Consolidated** | | | | | |
| Carrying amount at the beginning of the financial year | 3,577,602 | 89,768 | 1,234,394 | 263,349 | 5,165,113 |
| Additions | 104,133 | 7,175 | 456,051 | 120,359 | 687,718 |
| Disposals | (46) | (974) | (64,958) | (6,978) | (72,956) |
| Additions through acquisition of entities/operations | – | 184 | 17,835 | 38,325 | 56,344 |
| Depreciation/amortisation expense | (124,485) | (1,984) | (108,340) | (58,459) | (293,268) |
| Exploration and development costs | – | – | – | (40,704) | (40,704) |
| Transfers including from exploration and development expenditure | – | – | – | 104,943 | 104,943 |
| Foreign currency exchange differences | (350,560) | (2,094) | (9,603) | – | (362,257) |
| **Carrying amount at the end of the financial year** | 3,206,644 | 92,075 | 1,525,379 | 420,835 | 5,244,933 |
| **Origin Energy Limited** | | | | | |
| Carrying amount at the beginning of the financial year | – | – | 8,463 | – | 8,463 |
| Additions | – | – | 586 | – | 586 |
| Disposals | – | – | (1,080) | – | (1,080) |
| Depreciation/amortisation expense | – | – | (1,099) | – | (1,099) |
| **Carrying amount at the end of the financial year** | – | – | 6,870 | – | 6,870 |

## 12. Exploration, evaluation and development expenditure

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Exploration and evaluation expenditure** | | | | |
| Net costs carried forward in respect of areas of interest in the exploration and evaluation phase | **214,746** | 186,064 | **–** | – |
| **Development expenditure** | | | | |
| Net costs carried forward in respect of areas of interest in the development phase | **229,865** | 128,910 | **–** | – |

## 13. Intangible assets

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Goodwill at cost | **2,468,622** | 1,207,158 | **–** | – |
| Customer related and other intangible assets at cost | **31,134** | 22,155 | **–** | – |
| Less: Accumulated amortisation | **5,251** | 1,453 | **–** | – |
| | **25,883** | 20,702 | **–** | – |
| | **2,494,505** | 1,227,860 | **–** | – |

| CLASS OF ASSET | AVERAGE AMORTISATION RATE | |
|---|---|---|
| Customer related and other intangible assets at cost | **14.0%** | 11.1% |

**Reconciliations**

Reconciliations of the carrying amounts of each class of intangible asset are set out below:

| | 2007 $'000 | | | 2006 $'000 | | |
|---|---|---|---|---|---|---|
| | GOODWILL | CUSTOMER RELATED AND OTHER INTANGIBLES | TOTAL | GOODWILL | CUSTOMER RELATED AND OTHER INTANGIBLES | TOTAL |
| **Consolidated** | | | | | | |
| Carrying amount at the beginning of the financial year | **1,207,158** | **20,702** | **1,227,860** | 1,258,011 | 5,415 | 1,263,426 |
| Additions through business combinations and internal development | **1,222,525** | **8,874** | **1,231,399** | 2,172 | 16,779 | 18,951 |
| Amortisation expense | **–** | **(3,725)** | **(3,725)** | – | (1,409) | (1,409) |
| Transfers to assets held for sale (note 5) | **(5,843)** | **–** | **(5,843)** | – | – | – |
| Effect of movements in foreign exchange rates | **44,782** | **32** | **44,814** | (53,025) | (83) | (53,108) |
| **Carrying amount at the end of the financial year** | **2,468,622** | **25,883** | **2,494,505** | 1,207,158 | 20,702 | 1,227,860 |

## 13. Intangible assets (continued)

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **Impairment tests for cash-generating units containing goodwill** | | |
| The following cash-generating units have significant carrying amounts of goodwill: | | |
| Retail[1] | 1,951,862 | 729,698 |
| Contact Energy[2] | 491,424 | 444,847 |
| Multiple units without significant goodwill | 25,336 | 32,613 |
| | 2,468,622 | 1,207,158 |

[1] ***Retail cash-generating unit***
*The impairment test for the Retail unit's goodwill is based on value in use methodology. The value in use calculations apply a discounted cash flow methodology. Cash flow projections are based on Origin Energy's acquisition models and five year business plan for the underlying Retail businesses and cash flows for a further 35 year period are determined based on expected market trends and the expected impact of the key assumptions (discussed below) of the change in customer numbers and customer churn, gross margin per customer and other operating costs per customer. Origin Energy's electricity and gas businesses are considered long-term businesses and the cash flow projections allow for the risk of increased competition for customers and short-term and long-term customer churn. The cash flow projections are discounted using a pre-tax discount rate of 11.7 per cent.*

*Key assumptions in the value in use calculation for the Retail cash-generating unit and the approach to determining their value in the current and previous period are:*

| ***Assumptions*** | ***Method of determination*** |
|---|---|
| *Customer numbers and customer churn* | *Review of actual customer numbers and historical data regarding movements in customer numbers and levels of customer churn. The historical analysis is considered against current and expected market trends and competition for customers.* |
| *Gross margin per customer* | *Review of actual gross margins per customer and consideration of current and expected market movements and impacts.* |
| *Other operating costs per customer* | *Review of actual operating costs per customer and consideration of current and expected market movements and impacts.* |

[2] ***Contact Energy cash-generating unit***
*The Contact Energy goodwill relates to Origin Energy's 51.36 per cent ownership interest in Contact Energy Limited. The impairment test for the Contact Energy goodwill is based on a fair value less costs to sell methodology. Contact Energy is listed on the New Zealand Stock Exchange (NZX) and Origin Energy uses the NZX share price of Contact Energy shares to determine the recoverable amount of its investment in Contact Energy and the Contact Energy goodwill.*

## 14. Deferred tax assets

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Recognised deferred tax assets** | | | | | |
| Deferred tax assets are attributable to the following: | | | | | |
| Accrued expenses not incurred for tax | | **2,801** | 3,916 | **423** | 865 |
| Unrealised foreign exchange gain | | **–** | – | **5,189** | 27,614 |
| Employee benefits | | **28,395** | 21,954 | **3,141** | 2,777 |
| Acquired environmental certificate purchase obligations | | **31,956** | – | **–** | – |
| Provisions | | **77,965** | 49,741 | **686** | 407 |
| Sale of discontinued operations | | **52,278** | – | **–** | – |
| Inventories | | **–** | 9,406 | **–** | – |
| Other items | | **18,182** | 8,760 | **5,858** | 3,041 |
| Tax value of carry-forward tax losses recognised | | **86,734** | 81,693 | **85,744** | 81,693 |
| **Tax assets** | | **298,311** | 175,470 | **101,041** | 116,397 |
| Set-off of tax | 18 | **(253,264)** | (170,337) | **(75,686)** | (108,896) |
| **Net tax assets** | | **45,047** | 5,133 | **25,355** | 7,501 |
| **Unrecognised deferred tax assets** | | | | | |
| Deferred tax assets have not been recognised in respect of the following items: | | | | | |
| Revenue losses | | **2,074** | 4,393 | **2,074** | 4,393 |
| Capital losses | | **78,488** | 82,523 | **78,488** | 82,523 |
| | | **80,562** | 86,916 | **80,562** | 86,916 |

*The above deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the consolidated entity can utilise the benefits.*

## 14. Deferred tax assets (continued)

2007 $'000

| | CONSOLIDATED | | | | | ORIGIN ENERGY LIMITED | | | |
|---|---|---|---|---|---|---|---|---|---|
| | OPENING BALANCE | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | ACQUISITION OF CONTROLLED ENTITIES | CLOSING BALANCE | OPENING BALANCE | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | CLOSING BALANCE |
| **Movement in temporary differences during the year** | | | | | | | | | |
| Accrued expenses not incurred for tax | 3,916 | (1,115) | – | – | 2,801 | 865 | (442) | – | 423 |
| Unrealised foreign exchange gain | – | – | – | – | – | 27,614 | (22,425) | – | 5,189 |
| Employee benefits | 21,954 | 6,020 | – | 421 | 28,395 | 2,777 | 364 | – | 3,141 |
| Acquired environmental certificate purchase obligations | – | 204 | | 31,752 | 31,956 | – | – | – | – |
| Provisions | 49,741 | 15,804 | 365 | 12,055 | 77,965 | 407 | 279 | – | 686 |
| Sale of discontinued operations | – | 52,278 | – | – | 52,278 | – | – | – | – |
| Inventories | 9,406 | (9,406) | – | – | – | – | – | – | – |
| Other items | 8,760 | (8,545) | – | 17,967 | 18,182 | 3,041 | 2,817 | – | 5,858 |
| Tax value of carry-forward tax losses recognised | 81,693 | 5,041 | – | – | 86,734 | 81,693 | 4,051 | – | 85,744 |
| **Tax assets** | 175,470 | 60,281 | 365 | 62,195 | 298,311 | 116,397 | (15,356) | – | 101,041 |
| Set-off of tax | (170,337) | | | | (253,264) | (108,896) | | | (75,686) |
| **Net tax assets** | 5,133 | | | | 45,047 | 7,501 | | | 25,355 |

2006 $'000

| | CONSOLIDATED | | | | | ORIGIN ENERGY LIMITED | | | |
|---|---|---|---|---|---|---|---|---|---|
| | OPENING BALANCE | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | ACQUISITION OF CONTROLLED ENTITIES | CLOSING BALANCE | OPENING BALANCE | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | CLOSING BALANCE |
| Accrued expenses not incurred for tax | 4,540 | (624) | – | – | 3,916 | 1,049 | (184) | – | 865 |
| Unrealised foreign exchange gain | 2,740 | (2,740) | – | – | – | 2,740 | 24,874 | – | 27,614 |
| Employee benefits | 18,886 | 3,068 | – | – | 21,954 | 794 | 1,983 | – | 2,777 |
| Provisions | 54,033 | (3,738) | (554) | – | 49,741 | 4,951 | (4,544) | – | 407 |
| Inventories | 9,437 | 174 | (205) | – | 9,406 | – | – | – | – |
| Other items | 11,655 | 164 | (3,059) | – | 8,760 | 3,749 | 2,351 | (3,059) | 3,041 |
| Tax value of carry-forward tax losses recognised | 15,005 | 66,688 | – | – | 81,693 | 15,005 | 66,688 | – | 81,693 |
| **Tax assets** | 116,296 | 62,992 | (3,818) | – | 175,470 | 28,288 | 91,168 | (3,059) | 116,397 |
| Set-off of tax | (110,825) | | | | (170,337) | (28,288) | | | (108,896) |
| **Net tax assets** | 5,471 | | | | 5,133 | – | | | 7,501 |

## 15. Trade and other payables

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Trade payables and accrued expenses | **1,534,363** | 797,162 | **28,322** | 18,053 |
| Loans from controlled entities | **–** | – | **4,504,679** | 3,344,702 |
| Acquired environmental certificate purchase obligations | **5,500** | – | **–** | – |
| | **1,539,863** | 797,162 | **4,533,001** | 3,362,755 |
| **Non-current** | | | | |
| Other payables | **6,005** | 6,460 | **–** | – |
| Acquired environmental certificate purchase obligations | **101,019** | – | **–** | – |
| | **107,024** | 6,460 | **–** | – |

## 16. Interest-bearing liabilities and lease liabilities

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Interest-bearing liabilities** | | | | | |
| **Current** | | | | | |
| Bank loans – unsecured | | **320,701** | 108,969 | **75,186** | 58,572 |
| Bank overdrafts – unsecured | 24(a) | **6,192** | 6,595 | **20,250** | – |
| Capital market borrowings – unsecured | | **178,592** | 180,000 | **–** | 180,000 |
| Loans from related parties – unsecured | | **1,410** | 4,089 | **–** | – |
| Other loans – unsecured | | **–** | 6,417 | **–** | – |
| Redeemable preference shares – secured[1] | | **–** | 205,711 | **–** | – |
| Lease liabilities – secured ** | | **444** | 135 | **–** | – |
| | 28,29 | **507,339** | 511,916 | **95,436** | 238,572 |
| **Non-current** | | | | | |
| Capital market borrowings – unsecured | | **1,591,719** | 1,774,100 | **1,125,768** | 1,058,702 |
| Bank loans – unsecured | | **1,126,307** | 433,472 | **944,814** | 433,306 |
| Lease liabilities – secured ** | | **652** | 324 | **–** | – |
| | 28,29 | **2,718,678** | 2,207,896 | **2,070,582** | 1,492,008 |

[1] *Origin Energy Contact Finance Limited, a wholly owned subsidiary of Origin Energy Limited, issued redeemable preference shares to investors in the New Zealand retail market which were redeemed on 15 July 2006.*

**Interest rates applicable to:**

Borrowings including interest rate swap contracts: 4.80% to 8.00% per annum at a weighted average of 7.50% per annum (2006: 4.43% to 8.00% per annum at a weighted average of 6.90% per annum).

Lease liabilities: 2.70% to 9.41% per annum at a weighted average of 4.26% per annum (2006: 2.94% to 9.41% per annum at a weighted average of 4.36% per annum) are secured by the assets under the lease.

Refer to note 29(d) for a summary of interest rate risks and note 28 for details of credit facilities available.

**** Lease liabilities**

**Finance leases**

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Lease commitments in respect of finance leases of plant and equipment are payable as follows: | | | | |
| Not later than one year | **444** | 135 | **–** | – |
| Later than one year but not later than five years | **652** | 324 | **–** | – |
| | **1,096** | 459 | **–** | – |

## 16. Interest-bearing liabilities and lease liabilities (continued)

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Operating leases** | | | | |
| Lease commitments in respect of operating leases are payable as follows: | | | | |
| Not later than one year | **25,741** | 26,367 | **2,577** | 2,494 |
| Later than one year but not later than five years | **63,969** | 66,309 | **11,196** | 10,830 |
| Later than five years | **33,263** | 20,516 | **6,199** | 9,143 |
| | **122,973** | 113,192 | **19,972** | 22,467 |
| **Operating lease rental expense** | **24,836** | 19,483 | **363** | 736 |

The consolidated entity leases property, plant and equipment under operating leases with terms of one to six years.

## 17. Other financial liabilities, including derivatives

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Derivative financial instruments | 29 | **204,874** | 148,108 | **30,706** | 13,523 |
| Other financial liabilities/(assets) | | **215,347** | (919) | **–** | – |
| | | **420,221** | 147,189 | **30,706** | 13,523 |
| **Non-current** | | | | | |
| Derivative financial instruments | 29 | **397,887** | 271,008 | **138,080** | 113,632 |

## 18. Tax liabilities

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Provision for income tax | | **114,157** | 26,179 | **122,015** | 22,857 |
| **Non-current** | | | | | |
| **Recognised deferred tax liabilities** | | | | | |
| Deferred tax liabilities are attributable to the following: | | | | | |
| Property, plant and equipment | | **576,901** | 552,123 | **1,862** | 345 |
| Exploration and evaluation expenditure | | **158,078** | 188,274 | **–** | – |
| Intangible assets | | **6,946** | 4,795 | **–** | – |
| Financial instruments at fair value | | **998,327** | 14,249 | **(83)** | (4,051) |
| Available for sale financial assets | | **9,017** | 27,016 | **9,017** | 27016 |
| Investments in associates | | **5,674** | 15,231 | **–** | – |
| Unbilled receivables | | **70,682** | 69,100 | **–** | – |
| Other items | | **44,577** | 27,885 | **37,380** | 35,264 |
| **Tax liabilities** | | **1,870,202** | 898,673 | **48,176** | 58,574 |
| Set-off of tax | 14 | **(253,264)** | (170,337) | **(75,686)** | (108,896) |
| **Net deferred tax liabilities** | | **1,616,938** | 728,336 | **(27,510)** | (50,322) |
| Provision for income tax | | **27,510** | 50,322 | **27,510** | 50,322 |
| **Net tax liabilities** | | **1,644,448** | 778,658 | **–** | – |

## 18. Tax liabilities (continued)

| | 2007 $'000 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | CONSOLIDATED | | | | | | ORIGIN ENERGY LIMITED | | | | |
| | OPENING BALANCE | CHANGE ON ADOPTION OF NEW ACCOUNTING POLICIES | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | ACQUISITION OF CONTROLLED ENTITIES | CLOSING BALANCE | OPENING BALANCE | CHANGE ON ADOPTION OF NEW ACCOUNTING POLICIES | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | CLOSING BALANCE |
| **Movement in temporary differences during the year** | | | | | | | | | | | |
| Property, plant and equipment | 552,123 | – | (34,979) | 59,732 | 25 | 576,901 | 345 | – | 1,517 | – | 1,862 |
| Exploration and evaluation expenditure | 188,274 | – | (30,196) | – | – | 158,078 | – | – | – | – | – |
| Intangible assets | 4,795 | – | 2,151 | – | – | 6,946 | – | – | – | – | – |
| Financial instruments at fair value | 14,249 | – | 42,615 | 941,234 | 229 | 998,327 | (4,051) | – | (221) | 4,189 | (83) |
| Available for sale financial assets | 27,016 | – | (28,448) | 10,449 | – | 9,017 | 27,016 | – | (28,448) | 10,449 | 9,017 |
| Investments in associates | 15,231 | – | (10,730) | 1,173 | – | 5,674 | – | – | – | – | – |
| Unbilled receivables | 69,100 | – | 1,582 | – | – | 70,682 | – | – | – | – | – |
| Other items | 27,885 | – | 18,843 | (2,151) | – | 44,577 | 35,264 | – | 4,150 | (2,034) | 37,380 |
| **Deferred tax liabilities** | 898,673 | – | (39,162) | 1,010,437 | 254 | 1,870,202 | 58,574 | – | (23,002) | 12,604 | 48,176 |
| Set-off of tax | (170,337) | | | | | (253,264) | (108,896) | | | | (75,686) |
| **Net deferred tax liabilities** | 728,336 | | | | | 1,616,938 | (50,322) | | | | (27,510) |

## 18. Tax liabilities (continued)

2006
$'000

| | CONSOLIDATED | | | | | | ORIGIN ENERGY LIMITED | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | OPENING BALANCE | CHANGE ON ADOPTION OF AASB 132 AND AASB 139 | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | ACQUISITION OF CONTROLLED ENTITIES | CLOSING BALANCE | OPENING BALANCE | CHANGE ON ADOPTION OF AASB 132 AND AASB 139 | RECOGNISED IN INCOME | RECOGNISED IN EQUITY | CLOSING BALANCE |
| Property, plant and equipment | 598,968 | – | 19,168 | (66,013) | – | 552,123 | 264 | – | 81 | – | 345 |
| Exploration and evaluation expenditure | 186,676 | – | 1,598 | – | – | 188,274 | – | – | – | – | – |
| Intangible assets | – | – | (137) | – | 4,932 | 4,795 | – | – | – | – | – |
| Financial instruments at fair value | – | 15,041 | (318) | (474) | – | 14,249 | – | (19,163) | 59 | 15,053 | (4,051) |
| Available for sale financial assets | 15,796 | – | 778 | 10,442 | – | 27,016 | 15,796 | – | 778 | 10,442 | 27,016 |
| Investments in associates | 12,630 | – | 3,275 | (674) | – | 15,231 | – | – | – | – | – |
| Unbilled receivables | 60,248 | – | 8,852 | – | – | 69,100 | – | – | – | – | – |
| Other items | 34,240 | (11,719) | 1,328 | 4,036 | – | 27,885 | 33,653 | – | (1,121) | 2,732 | 35,264 |
| **Deferred tax liabilities** | 908,558 | 3,322 | 34,544 | (52,683) | 4,932 | 898,673 | 49,713 | (19,163) | (203) | 28,227 | 58,574 |
| Set-off of tax | (110,825) | | | | | (170,337) | (28,288) | | | | (108,896) |
| **Net deferred tax liabilities** | 797,733 | | | | | 728,336 | 21,425 | | | | (50,322) |

## 19. Provisions

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Current** | | | | |
| Employee benefits | **75,237** | 76,171 | **10,171** | 8,941 |
| Restoration, rehabilitation and dismantling | **5,149** | 5,440 | **–** | – |
| Onerous contracts acquired | **21,446** | 5,904 | **–** | – |
| Other | **6,242** | 7,782 | **2,926** | 1,981 |
| | **108,074** | 95,297 | **13,097** | 10,922 |
| **Non-current** | | | | |
| Employee benefits | **8,553** | 6,166 | **298** | 313 |
| Restoration, rehabilitation and dismantling | **183,950** | 155,781 | **–** | – |
| Onerous contracts acquired | **3,134** | 7,840 | **–** | – |
| Other | **6,411** | 7,690 | **3,927** | 4,564 |
| | **202,048** | 177,477 | **4,225** | 4,877 |

**Reconciliations**

Reconciliations of the carrying amounts of each class of provision, except employee benefits, are set out below.

| | ONEROUS CONTRACTS ACQUIRED | RESTORATION, REHABILITATION AND DISMANTLING | OTHER |
|---|---|---|---|
| **Consolidated** | | | |
| **Current** | | | |
| Carrying amount at beginning of year | 5,904 | 5,440 | 7,782 |
| Provisions recognised | – | 2,037 | 2,285 |
| Write-backs | – | – | (2,653) |
| Provisions acquired | 25,220 | – | – |
| Payments/utilisation | (14,384) | (2,328) | (2,478) |
| Transfers from non-current | 4,706 | – | 637 |
| Foreign currency exchange differences | – | – | 669 |
| **Carrying amount at end of year** | 21,446 | 5,149 | 6,242 |
| **Non-current** | | | |
| Carrying amount at beginning of year | 7,840 | 155,781 | 7,690 |
| Provisions recognised | – | 28,663 | 1,606 |
| Write-backs | – | (910) | (1,000) |
| Payments/utilisation | – | (1,158) | (1,248) |
| Transfers to current | (4,706) | – | (637) |
| Foreign currency exchange differences | – | 1,574 | – |
| **Carrying amount at end of year** | 3,134 | 183,950 | 6,411 |
| **Origin Energy Limited** | | | |
| **Current** | | | |
| Carrying amount at beginning of year | – | – | 1,981 |
| Provisions recognised | – | – | 1,776 |
| Write-backs | – | – | (638) |
| Payments/utilisation | – | – | (830) |
| Transfers from non-current | – | – | 637 |
| **Carrying amount at end of year** | – | – | 2,926 |
| **Non-current** | | | |
| Carrying amount at beginning of year | – | – | 4,564 |
| Transfers to current | – | – | (637) |
| **Carrying amount at end of year** | – | – | 3,927 |

## 20. Employee benefits

| | | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|---|
| | NOTE | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Employee benefits expense** | | | | | |
| Wages and salaries | | **273,419** | 264,884 | **8,383** | 14,053 |
| Annual leave expense | | **18,428** | 16,273 | **987** | 1,087 |
| Long service leave expense | | **5,939** | 5,113 | **381** | 426 |
| Employee share plan | 34(e) | **2,950** | 2,125 | **2,950** | 2,125 |
| Share based payments expense | 34(e) | **6,443** | 6,268 | **6,443** | 6,268 |
| Defined benefit superannuation funds | | **(4,778)** | (3,636) | **(4,778)** | (3,636) |
| Contributions to defined contribution superannuation funds | | **21,088** | 18,368 | **1,089** | 1,398 |
| | | **323,489** | 309,395 | **15,455** | 21,721 |

**Defined benefits superannuation plan**

**(a) Employee superannuation funds**

At 30 June 2007, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees in Australia and overseas. The major plans are managed through Equipsuper.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary.

Defined benefit members receive lump sum benefits on retirement, death, disablement and withdrawal. Some defined benefit members are also eligible for pension benefits in some circumstances. The defined benefit section of the Plan is closed to new members. All new members receive accumulation benefits only.

The following sets out details in respect of the Equipsuper defined benefit section only.

## 20. Employee benefits (continued)

**(b) Balance sheet amounts**

The amounts recognised in the balance sheets are determined as follows:

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Present value of the defined benefit obligation | **143,814** | 128,229 | **143,814** | 128,229 |
| Fair value of the plan assets | **153,613** | 135,549 | **153,613** | 135,549 |
| Surplus | **9,799** | 7,320 | **9,799** | 7,320 |
| Net asset in the balance sheets | **9,799** | 7,320 | **9,799** | 7,320 |

**(c) Reconciliations**

| **Reconciliation of the present value of the defined benefit obligation** | | | | |
|---|---|---|---|---|
| Balance at the beginning of the year | **128,229** | 124,434 | **128,229** | 124,434 |
| Current service cost | **4,351** | 4,398 | **4,351** | 4,398 |
| Interest cost | **6,044** | 5,168 | **6,044** | 5,168 |
| Contributions by plan participants | **1,038** | 1,110 | **1,038** | 1,110 |
| Actuarial gains and losses | **12,831** | 530 | **12,831** | 530 |
| Benefits paid | **(7,937)** | (6,288) | **(7,937)** | (6,288) |
| Taxes, premiums and expenses paid | **(742)** | (1,123) | **(742)** | (1,123) |
| **Balance at the end of the year** | **143,814** | 128,229 | **143,814** | 128,229 |

| **Reconciliation of the fair value of plan assets** | | | | |
|---|---|---|---|---|
| Balance at the beginning of the year | **135,549** | 119,338 | **135,549** | 119,338 |
| Expected return on plan assets | **9,129** | 8,034 | **9,129** | 8,034 |
| Actuarial gains and losses | **12,798** | 9,635 | **12,798** | 9,635 |
| Contributions by Origin Energy companies | **3,778** | 4,843 | **3,778** | 4,843 |
| Contributions by plan participants | **1,038** | 1,110 | **1,038** | 1,110 |
| Benefits paid | **(7,937)** | (6,288) | **(7,937)** | (6,288) |
| Taxes, premiums and expenses paid | **(742)** | (1,123) | **(742)** | (1,123) |
| **Balance at the end of the year** | **153,613** | 135,549 | **153,613** | 135,549 |

**(d) Categories of plan assets**

The percentage invested in each class of asset at the balance sheet date are as follows:

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 % | 2006 % | 2007 % | 2006 % |
| Australian equities | **39** | 39 | **39** | 39 |
| Overseas equities | **23** | 24 | **23** | 24 |
| Fixed income | **17** | 19 | **17** | 19 |
| Property | **13** | 11 | **13** | 11 |
| Cash | **8** | 7 | **8** | 7 |
| | **100** | 100 | **100** | 100 |

**(e) Recognising actuarial gains and losses**

There is immediate recognition of gains and losses through retained earnings.

## 20. Employee benefits (continued)

**(f) Amounts recognised in income statement**

The amounts recognised in the income statement are as follows:

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Current service cost | **4,351** | 4,398 | **4,351** | 4,398 |
| Interest cost | **6,044** | 5,168 | **6,044** | 5,168 |
| Expected return on plan assets | **(9,129)** | (8,034) | **(9,129)** | (8,034) |
| **Total included in employee benefits expense** | **1,266** | 1,532 | **1,266** | 1,532 |

**(g) Expected rate of return on plan assets**

The expected return on assets assumption is determined by weighing the expected long-term return for each asset class by the target allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns used for each class are net of investment tax and investment fees. An allowance for administration expenses has been deducted from the expected return.

| | | | | |
|---|---|---|---|---|
| **(h) Actual return on plan assets** | **21,927** | 17,669 | **21,927** | 17,669 |

**(i) Expected contributions**

| | | | | |
|---|---|---|---|---|
| Expected employer contributions for the year to 30 June 2008 | **Nil** | | **Nil** | |

**(j) Funding arrangements for employer contributions**

**(i) Surplus/deficit**

The following is a summary of the most recent financial position of Equipsuper calculated in accordance with AAS25 *Financial Reporting by Superannuation Plans*:

| | LAST REPORTING DATE | $'000 |
|---|---|---|
| Accrued benefits | 30 June 2006 | 116,589 |
| Net market value of plan assets | 30 June 2006 | 132,829 |
| Net surplus | 30 June 2006 | 16,240 |

**(ii) Funding method**

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities within five years.

## 20. Employee benefits (continued)

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 % PA | 2006 % PA | 2007 % PA | 2006 % PA |
| **(k) Principal actuarial assumptions** | | | | |
| Discount rate (active members) | **5.3** | 4.9 | **5.3** | 4.9 |
| Discount rate (pensioners) | **6.3** | 5.8 | **6.3** | 5.8 |
| Expected salary increase rate | **4.5** | 4.5 | **4.5** | 4.5 |
| Expected pension increase rate | **3.0** | 3.0 | **3.0** | 3.0 |
| Expected rate of return on assets: | | | | |
| – supporting lump sum liabilities[1] | **7.0** | 7.0 | **7.0** | 7.0 |
| – Supporting pension liabilities[2] | **7.5** | 7.5 | **7.5** | 7.5 |

[1] *net of investment tax, investment expenses and standard administration expenses*

[2] *net of investment expenses and standard administration expenses*

**(l) Net financial position of plan**

Origin Energy has recognised an asset in the balance sheet in respect of its defined benefit superannuation agreements.

If the Plan were wound up, there would be no legal obligation on Origin Energy to make good any shortfall. The Trust Deed of the Plan states that if the Plan winds up, the remaining assets are to be distributed by the Trustee of the Plan in an equitable manner as it sees fit.

Origin Energy may at any time by notice to the Trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

**(m) Historical information**

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Present value of defined benefit obligation | **143,814** | 128,229 | **143,814** | 128,229 |
| Fair value of plan assets | **153,613** | 135,549 | **153,613** | 135,549 |
| Surplus in plan | **9,799** | 7,320 | **9,799** | 7,320 |
| Experience adjustments loss – plan liabilities | **(16,418)** | (6,129) | **(16,418)** | (6,129) |
| Experience adjustments gain – plan assets | **12,798** | 9,635 | **12,798** | 9,635 |

**(n) Sun Retail acquisition**

On 1 February 2007 Origin Energy acquired Sun Retail from Energex. As part of the acquisition of Sun Retail, Origin Energy acquired 15 employees that are defined benefit members of Energex's ESI Super fund. Under the terms of the share purchase agreement that was signed in relation to the acquisition of Sun Retail a separate defined benefit sub-fund was to be established within ESI Super to accommodate the Sun Retail defined benefit members that transferred to Origin Energy with the sale. Under the terms of the share purchase agreement this sub-fund was to be fully funded at the 1 February 2007 acquisition date.

Origin Energy and Energex are finalising initiation of the ESI defined benefit sub-fund for the Sun Retail defined benefit members and the fund has been accounted for in the year ended 30 June 2007 as if it were a defined contribution plan. Origin Energy contributed an amount of $65,597 for the year ended 30 June 2007 to the ESI Super fund in relation to the Sun Retail defined benefit members, this amount has been included as an expense in the income statement.

## 21. Share capital

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **Issued and paid-up capital** | | | | | |
| **872,288,456 (2006: 794,337,258) ordinary shares, fully paid** | | **1,688,423** | 1,158,959 | **1,688,423** | 1,158,959 |
| **Ordinary share capital at the beginning of the financial year** | | **1,158,959** | 1,133,890 | **1,158,959** | 1,133,890 |
| Shares issued: | | | | | |
| – 4,363,800 (2006: 1,195,000) shares in accordance with the Senior Executive Option Plan | 34(a) | **15,034** | 4,006 | **15,034** | 4,006 |
| – 5,570,071 (2006: 3,425,589) shares in accordance with the Dividend Reinvestment Plan | | **41,350** | 24,122 | **41,350** | 24,122 |
| – Nil (2006: nil) shares in accordance with the 2005 Rights Issue pursuant to a prospectus | | **–** | (3,059) | **–** | (3,059) |
| – 56,338,029 (2006: nil) shares in accordance with private placement on 5 December 2006 | | **395,277** | – | **395,277** | – |
| – 11,679,298 (2006: nil) shares in accordance with share purchase plan on 29 February 2007 | | **77,803** | – | **77,803** | – |
| Total movements in ordinary share capital | 23 | **529,464** | 25,069 | **529,464** | 25,069 |
| **Ordinary share capital at the end of the financial year** | | **1,688,423** | 1,158,959 | **1,688,423** | 1,158,959 |

**Terms and conditions**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of the winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

## 22. Reserves

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| Share based payments | | **19,402** | 12,959 | **19,402** | 12,959 |
| Foreign currency translation | | **(18,129)** | (114,343) | **–** | – |
| Hedging | | **2,224,276** | 26,787 | **3,256** | (6,518) |
| Available for sale | | **61,970** | 36,589 | **60,969** | 36,589 |
| | 23 | **2,287,519** | (38,008) | **83,627** | 43,030 |

**Nature and purpose of reserves:**

**Share based payments reserve**

The share based payments reserve is used to recognise the fair value of outstanding options recognised over the vesting period.

**Foreign currency translation reserve**

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations, and the translation of transactions that hedge the company's net investments in foreign operations.

**Hedging reserve**

The hedging reserve is used to record the effective portion of the gains or losses on hedging instruments in cash flow hedges that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transactions affect profit and loss or as part of the cost of an asset if non-monetary.

**Available for sale reserve**

Changes in fair value and exchange differences arising on translation of investments and settlement residue agreements are taken to the available for sale reserve. Amounts are recognised in profit and loss when the associated investments/settlement residue agreements are sold/settled or impaired.

## 23. Equity reconciliations

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | ISSUED CAPITAL $'000 | SHARE BASED PAYMENTS RESERVE $'000 | FOREIGN CURRENCY TRANSLATION RESERVE $'000 | HEDGING RESERVE $'000 | AVAILABLE FOR SALE RESERVE $'000 | RETAINED EARNINGS $'000 | MINORITY INTERESTS $'000 | TOTAL EQUITY $'000 |
| **Opening balance as at 1 July 2006** | **1,158,959** | **12,959** | **(114,343)** | **26,787** | **36,589** | **1,569,728** | **955,006** | **3,645,685** |
| Profit after tax expense for the year | | | | | | **456,886** | **134,698** | **591,584** |
| Movement in share capital (note 21) | **529,464** | | | | | | | **529,464** |
| Movement in share based payments | | **6,443** | | | | | | **6,443** |
| Gain on translation of assets and liabilities of overseas controlled entities | | | **130,278** | | | | **103,219** | **233,497** |
| Net loss on translation of long-term borrowings and foreign currency forward contracts | | | **(37,681)** | | | | | **(37,681)** |
| Cash flow hedges – effective component recognised in equity | | | | **2,367,045** | | | **(3,431)** | **2,363,614** |
| Cash flow hedges – amount removed from equity and transferred to profit | | | | **(172,143)** | | | **8,129** | **(164,014)** |
| Cash flow hedges – amount transferred to the initial cost of assets | | | | **1,208** | | | **(743)** | **465** |
| Cash flow hedges – foreign currency translation gain | | | **3,617** | **(1,858)** | | | **(1,759)** | **–** |
| Fair value adjustment on available for sale financial assets | | | | | **25,381** | | | **25,381** |
| Share of increase in reserves attributable to equity accounted investees | | | | **3,237** | | | | **3,237** |
| Actuarial loss on defined benefit superannuation plan | | | | | | **(23)** | | **(23)** |
| Gain/(loss) on transfer of interest in entities under common control | | | | | | **37,117** | **(40,991)** | **(3,874)** |
| Dividends paid | | | | | | **(158,654)** | **(65,868)** | **(224,522)** |
| **Balance as at 30 June 2007** | **1,688,423** | **19,402** | **(18,129)** | **2,224,276** | **61,970** | **1,905,054** | **1,088,260** | **6,969,256** |
| | | | | | | | | |
| **Balance at 30 June 2005 as reported under AGAAP** | 1,133,890 | 6,691 | (9,578) | – | – | 1,393,238 | 994,352 | 3,518,593 |
| Adjustments on initial adoption of AASB 132 and AASB 139 | – | – | – | 11,864 | 39,837 | (27,013) | (8,084) | 16,604 |
| **Opening balance at 1 July 2005** | 1,133,890 | 6,691 | (9,578) | 11,864 | 39,837 | 1,366,225 | 986,268 | 3,535,197 |
| Profit after tax expense for the year | | | | | | 331,909 | 122,171 | 454,080 |
| Less: Available for sale financial assets – transfer to net profit | | | | | | (1,646) | | (1,646) |
| Less: Cash flow hedges – transfer to net profit | | | | | | 26,977 | | 26,977 |
| Movement in share capital (note 21) | 25,069 | | | | | | | 25,069 |
| Movement in share based payments | | 6,268 | | | | | | 6,268 |
| Net loss on translation of assets and liabilities of overseas controlled entities | | | (149,072) | | | | (106,937) | (256,009) |
| Net gain on translation of long-term borrowings and foreign currency forward contracts | | | 45,162 | | | | | 45,162 |
| Available for sale financial assets – fair value movement | | | | | (1,602) | | | (1,602) |
| Available for sale financial assets – amount removed from equity and transferred to profit | | | | | (1,646) | 1,646 | | – |
| Cash flow hedges – effective component recognised in equity | | | | (14,504) | | | (8,857) | (23,361) |
| Cash flow hedges – amount removed from equity and transferred to profit | | | | 26,977 | | (26,977) | 13,527 | 13,527 |
| Cash flow hedges – amount transferred to the initial cost of assets | | | | (1,816) | | | 839 | (977) |
| Cash flow hedges – foreign currency translation gain | | | (855) | 439 | | | 416 | – |
| Share of increase in reserves attributable to equity accounted entities | | | | 3,827 | | | | 3,827 |
| Actuarial gain on defined benefit superannuation plan | | | | | | 6,373 | | 6,373 |
| Dividends paid | | | | | | (134,779) | (52,421) | (187,200) |
| **Balance as at 30 June 2006** | 1,158,959 | 12,959 | (114,343) | 26,787 | 36,589 | 1,569,728 | 955,006 | 3,645,685 |

## 23. Equity reconciliations (continued)

| | ORIGIN ENERGY LIMITED | | | | | |
|---|---|---|---|---|---|---|
| | ISSUED CAPITAL $'000 | SHARE BASED PAYMENTS RESERVE $'000 | HEDGING RESERVE $'000 | AVAILABLE FOR SALE RESERVE $'000 | RETAINED EARNINGS $'000 | TOTAL EQUITY $'000 |
| **Opening balance as at 1 July 2006** | 1,158,959 | 12,959 | (6,518) | 36,589 | 939,382 | 2,141,371 |
| Profit after tax expense for the year | | | | | 58,212 | 58,212 |
| Movement in share capital (note 21) | 529,464 | | | | | 529,464 |
| Movement in share based payments | | 6,443 | | | | 6,443 |
| Available for sale financial assets – fair value movement | | | | 24,380 | | 24,380 |
| Cash flow hedges – effective component recognised in equity | | | 13,579 | | | 13,579 |
| Cash flow hedges – amount removed from equity and transferred to profit | | | (3,805) | | | (3,805) |
| Actuarial loss on defined benefit superannuation plan | | | | | (23) | (23) |
| Dividends paid | | | | | (158,654) | (158,654) |
| **Balance as at 30 June 2007** | 1,688,423 | 19,402 | 3,256 | 60,969 | 838,917 | 2,610,967 |
| | | | | | | |
| **Balance at 30 June 2005** | 1,133,890 | 6,691 | – | – | 1,060,910 | 2,201,491 |
| Adjustment on initial adoption of AASB 132 and AASB 139 | – | – | (2,585) | 39,249 | (15,296) | 21,368 |
| **Opening balance as at 1 July 2005** | 1,133,890 | 6,691 | (2,585) | 39,249 | 1,045,614 | 2,222,859 |
| Profit after tax expense for the year | | | | | 22,174 | 22,174 |
| Movement in share capital (note 21) | 25,069 | | | | | 25,069 |
| Movement in share based payments | | 6,268 | | | | 6,268 |
| Available for sale financial assets – fair value movement | | | | (2,660) | | (2,660) |
| Cash flow hedges – effective component recognised in equity | | | (9,028) | | | (9,028) |
| Cash flow hedges – amount removed from equity and transferred to profit | | | 5,095 | | | 5,095 |
| Actuarial gain on defined benefit superannuation plan | | | | | 6,373 | 6,373 |
| Dividends paid | | | | | (134,779) | (134,779) |
| **Balance as at 30 June 2006** | 1,158,959 | 12,959 | (6,518) | 36,589 | 939,382 | 2,141,371 |

## 24. Notes to the statements of cash flows

| | NOTE | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **(a) Reconciliation of cash and cash equivalents** | | | | | |
| Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows: | | | | | |
| Cash and cash equivalents | | **267,574** | 309,229 | **–** | 6,278 |
| Bank overdrafts | 16 | **(6,192)** | (6,595) | **(20,250)** | – |
| | | **261,382** | 302,634 | **(20,250)** | 6,278 |
| **(b) The following non-cash financing and investing activities have not been included in the statements of cash flows:** | | | | | |
| Issue of shares in respect of the Dividend Reinvestment Plan | | **41,350** | 24,122 | **41,350** | 24,122 |
| Sale and purchase of listed company shares | | **13,089** | 9,845 | **13,089** | – |

**(c) Details of credit standby arrangements and loan facilities are included in note 28.**

| | | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|---|
| **(d) Reconciliation of profit to net cash provided by operating activities:** | | | | | |
| Profit for the year | | **591,584** | 454,080 | **58,212** | 22,174 |
| Adjustments to reconcile profit to net cash provided by operating activities: | | | | | |
| Depreciation and amortisation | | **329,603** | 296,638 | **960** | 1,099 |
| Equity settled share based payment expense | | **6,443** | 6,268 | **6,443** | 6,268 |
| Bad debts expense | | **18,539** | 14,768 | **–** | – |
| Debts forgiven – wholly owned entities | | **–** | – | **(8,921)** | – |
| Exploration expenditure written off | | **31,960** | 45,223 | **–** | – |
| Impairment of property, plant and equipment | | **73,838** | – | **–** | – |
| Increase/(decrease) in fair value of financial instruments | | **(52,262)** | 12,732 | **736** | (197) |
| Net financing costs/(income) | | **215,174** | 174,822 | **(56,425)** | (68,351) |
| Increase/(decrease) in deferred taxes | | **(99,440)** | 25,481 | **(42,640)** | (28,928) |
| (Gain)/loss on translation | | **–** | – | **(39,357)** | – |
| (Gain)/loss on sale of assets | | **1,774** | (44,328) | **–** | (4) |
| Gain on sale of discontinued operations, net of tax | | **(75,967)** | – | **–** | – |
| Non-cash share of net profits of equity accounted investees | | **(1,165)** | (75) | **–** | – |
| Changes in assets and liabilities, net of effects from acquisitions/disposals: | | | | | |
| – Receivables | | **(422,290)** | (86,630) | **(433)** | (2,241) |
| – Inventories | | **(15,681)** | (6,461) | **–** | – |
| – Payables | | **418,328** | 108,708 | **(27,237)** | 391 |
| – Provisions | | **(7,380)** | 7,377 | **10,247** | 415 |
| – Other | | **(34,819)** | (22,024) | **(15,340)** | 7,591 |
| Total adjustments | | **386,655** | 532,499 | **(171,967)** | (83,957) |
| **Net cash provided by/(used in) operating activities** | | **978,239** | 986,579 | **(113,755)** | (61,783) |

## 24. Notes to the statements of cash flows (continued)

**(e) Net assets acquired**

During the year ended 30 June 2007, the consolidated entity acquired Sun Retail Pty Ltd for a total consideration of $1,239,574,000 (refer note 30).

During the year ended 30 June 2006, the consolidated entity acquired entities for a total consideration of $31,553,000 (refer note 30).

| | CONSOLIDATED BOOK VALUE | | CONSOLIDATED FAIR VALUE | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Current assets** | | | | |
| Cash and cash equivalents | – | 379 | – | 379 |
| Trade and other receivables | **358,796** | 1,540 | **353,461** | 1,540 |
| Inventories | **2,340** | 56 | **570** | 56 |
| Other financial assets, including derivatives | **189,363** | – | **191,304** | – |
| Other | **78,079** | – | **50,641** | – |
| **Total current assets** | **628,578** | 1,975 | **595,976** | 1,975 |
| **Non-current assets** | | | | |
| Property, plant and equipment | **21,047** | 12,449 | **21,877** | 18,121 |
| Intangible assets | **8,524** | – | **5,756** | 16,438 |
| Deferred tax assets | **11,703** | – | **61,941** | – |
| **Total non-current assets** | **41,274** | 12,449 | **89,574** | 34,559 |
| **Total assets** | **669,852** | 14,424 | **685,550** | 36,534 |
| **Current liabilities** | | | | |
| Trade and other payables | **355,059** | 580 | **460,041** | 580 |
| Interest-bearing liabilities | – | 1,000 | – | 1,000 |
| Other financial liabilities, including derivatives | **166,506** | – | **166,506** | – |
| Tax liabilities | – | 91 | – | 91 |
| Provisions | **1,389** | 121 | **29,120** | 121 |
| **Total current liabilities** | **522,954** | 1,792 | **655,667** | 1,792 |
| **Non-current liabilities** | | | | |
| Tax liabilities | **128,786** | 5 | – | 4,937 |
| Provisions | **1,823** | – | **1,823** | – |
| **Total non-current liabilities** | **130,609** | 5 | **1,823** | 4,937 |
| **Total liabilities** | **653,563** | 1,797 | **657,490** | 6,729 |
| **Net assets** | **16,289** | 12,627 | **28,060** | 29,805 |
| Goodwill on acquisition | – | – | **1,211,514** | 1,748 |
| **Fair value of net assets acquired** | **16,289** | 12,627 | **1,239,574** | 31,553 |
| **Cash flow reconciliation:** | | | | |
| Total consideration | | | **1,239,574** | 31,553 |
| Cash acquired net of bank overdraft | | | – | (379) |
| **Consideration (net of cash acquired, deferred settlement and other amount payable)** | | | **1,239,574** | 31,174 |

The Sun Retail business contributed net profit after interest and tax of $8,508,000 to the consolidated entity for the period from 1 February 2007 to 30 June 2007. It is not practicable to disclose the expected annualised performance of Sun Retail Pty Ltd as if it were owned by Origin Energy for the full financial year because the appropriate financial information was not available.

Given the timing of the acquisition of Sun Retail Pty Ltd the fair values of acquired assets and liabilities are provisional and will be subject to further review during the year ending 30 June 2008.

## 25. Auditors' remuneration

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **Audit services by:** | | | | |
| Auditors of the Company (KPMG) | | | | |
| Australia | | | | |
| Audit and review of the financial reports | **1,728** | 1,565 | **532** | 496 |
| Other regulatory audit services | **44** | 22 | **44** | 22 |
| Overseas | | | | |
| Audit and review of the financial reports | **584** | 584 | **100** | 20 |
| | **2,356** | 2,171 | **676** | 538 |
| Other auditors (PWC)[1] | **40** | 39 | **–** | – |
| **Other services by:** | | | | |
| Auditors of the Company (KPMG) | | | | |
| Australia | | | | |
| Acquisition audit and accounting advice | **371** | 312 | **145** | 291 |
| Taxation services | **96** | 107 | **67** | 75 |
| Other assurance services | **61** | 39 | **61** | 39 |
| Overseas | | | | |
| Acquisition audit and accounting advice | **–** | 124 | **–** | – |
| Taxation services | **210** | 260 | **17** | 72 |
| Other | **–** | 9 | **–** | – |
| | **738** | 851 | **290** | 477 |
| Other auditors (PWC)[2] | **1,691** | 2,135 | **919** | 1,420 |
| | **4,825** | 5,196 | **1,885** | 2,435 |

[1] *PriceWaterhouseCoopers (PWC) audit financial reports of certain controlled entities located in various Pacific Island countries.*

[2] *Includes amounts for internal audit, taxation, information technology and accounting advice.*

## 26. Contingent liabilities and assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Bank guarantees – unsecured[1] | **841,416** | 266,884 | **6,775** | 16,379 |
| Letters of credit – unsecured[2] | **1,323** | 8,771 | **1,323** | – |
| | **842,739** | 275,655 | **8,098** | 16,379 |

[1] *The consolidated entity has provided bank guarantees in favour of the National Electricity Market Management Company to support its obligations to purchase electricity from the national electricity market.*

[2] *The consolidated entity has provided overseas suppliers letters of credit to facilitate the importation of equipment.*

The consolidated entity has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programs to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. In June 2007 the Arbitration dismissed Clough's claim for $95.7 million for alleged breaches of the Trade Practices Act. Certain aspects of the Arbitration award are being subject to appeal and the quantum of Origin Energy's defect claims is yet to be determined by the Arbitrator. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

The company, as a venturer in certain joint ventures, is severally liable for 100% of all liabilities incurred by these joint ventures (refer note 33).

**Deed of cross guarantee**

Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross guarantee of liabilities with those controlled entities (refer note 31).

A consolidated Income Statement and a consolidated Balance Sheet, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2007 are set out in note 37.

## 27. Commitments

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| **Capital expenditure commitments**[1] | | | | |
| Contracted but not provided for and payable: | | | | |
| not later than one year | **411,090** | 157,673 | **-** | - |
| later than one year but not later than five years | **496,124** | 103,118 | **-** | - |
| later than five years | **1,905** | 9,878 | **-** | - |
| | **909,119** | 270,669 | **-** | - |
| **Joint venture commitments** | | | | |
| Share of exploration, development and capital expenditure commitments not provided for and payable: | | | | |
| not later than one year | **242,482** | 292,027 | **-** | - |
| later than one year but not later than five years | **118,788** | 256,509 | **-** | - |
| | **361,270** | 548,536 | **-** | - |

[1] *The capital expenditure commitments are in regard to the purchase of plant and equipment and exclude joint venture commitments. Refer to note 16 for lease commitments.*

## 28. Details of credit facilities available to the consolidated entity

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| **Financing facilities** | | | | |
| Bank loans – unsecured | **2,787,796** | 995,778 | **2,273,895** | 730,000 |
| Bank overdrafts – unsecured | **6,192** | 6,595 | **-** | - |
| Other loans – unsecured | **1,410** | 10,506 | **-** | - |
| Redeemable preference shares | **-** | 205,711 | **-** | - |
| Capital market borrowings – unsecured[1] | **1,770,311** | 1,958,596 | **1,125,768** | 1,243,199 |
| Lease liabilities – secured | **1,096** | 459 | **-** | - |
| | **4,566,805** | 3,177,645 | **3,399,663** | 1,973,199 |

[1] *Capital market borrowings are net of fair value adjustments required under AASB 139 for borrowings in fair value hedge relationships.*

**(a) Bank loans – unsecured**

**Uncommitted Money Market Borrowing Facility** – A$30,000,000 (2006: A$30,000,000) a non-underwritten facility provided jointly by three international banks. The borrower under this facility is Origin Energy Limited. The facility is provided at call. As at 30 June 2007, A$5,000,000 was utilised.

**Working Capital Facility Agreement** – A$200,000,000 (2006: A$200,000,000) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited and Origin Energy New Zealand Limited. The facility has a fixed maturity of May 2008. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2007, A$175,000,000 of bank guarantees were issued.

**Bridge Facility Agreement** – NZ$250,000,000 (A$227,087,000) (2006: A$ Nil) fully underwritten New Zealand dollar cash advance facility jointly provided by an international bank. The borrower under this facility is Origin Energy New Zealand Limited and has a fixed maturity of November 2007. As at 30 June 2007 the facility was fully utilised.

**Bridge Facility Agreement** – A$400,000,000 (2006: A$ Nil) fully underwritten Australian dollar cash advance facility jointly provided by two international banks. The borrower under this facility is Origin Energy Limited and the facility has a fixed maturity of November 2007. This facility was used for the acquisition of Sun Retail Pty Ltd. As at 30 June 2007 the facility was fully utilised.

**Loan Note Subscription Agreement** – A$900,000,000 (2006: A$ Nil) fully underwritten and provided by a syndicate of international banks with a fixed maturity of January 2012. Up to A$800,000,000 under this facility can be borrowed by Origin Energy Limited and up to A$300,000,000 can be borrowed by Origin Energy Resources Limited as general partner for and on behalf of the OE Resources Limited Partnership in multiple currencies. As at 30 June 2007 A$627,072,000 was utilised.

**Multi Option Facility** – NZ$13,000,000 (A$11,809,000 equivalent) (2006: NZ$23,000,000, A$18,925,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by an international bank. The borrower under this facility is Rockgas Ltd and the facility has a fixed maturity date of January 2008. As at 30 June 2007 the facility was un-drawn.

**Standby Facility Agreement** – A$250,000,000 (2006: A$250,000,000) fully underwritten and provided by a syndicate of international banks with a fixed maturity of May 2009. The borrower under this facility is Origin Energy Limited and this facility is utilised as a standby facility for the Electronic Promissory Note Programme. At 30 June 2007, this facility was un-drawn.

## 28. Details of credit facilities available to the consolidated entity (continued)

**Revolving Cash Advance Loan Facility** – A$ Nil (2006: A$75,000,000) fully underwritten revolving facility provided by an international bank. The borrower under this facility was Origin Energy Finance Limited. The facility was cancelled in January 2007.

**Working Capital Facility Agreement** – A$200,000,000 (2006: A$200,000,000) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited, Origin Energy New Zealand Limited and Origin Energy Resources NZ Limited. A$150,000,000 of this facility has a fixed maturity of December 2007 and A$50,000,000 has a fixed maturity of May 2009. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2007, A$18,167 000 was utilised as borrowings and A$166,477,000 of bank guarantees were issued.

**Evergreen Credit Facility Agreement** – NZ$300,000,000 (A$272,504,000 equivalent) (2006: NZ$300,000,000, A$246,853,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by international banks. The borrower under this facility is Contact Energy Limited and the facility has a fixed maturity date of May 2008. As at 30 June 2007, this facility was un-drawn.

**Bilateral Facility Agreement** – A$300,000,000 (2006: A$300,000,000) fully underwritten, multi-currency revolving facility provided jointly by two international banks. The borrower under this facility is Origin Energy Limited and has a fixed maturity date of September 2010. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. As at 30 June 2007, A$15,000,000 was utilised as borrowings and A$246,900,000 of bank guarantees were issued.

**Bilateral Facility Agreement** – US$150,000,000 (A$191,022,000 equivalent) (2006: A$ Nil) fully underwritten multi-currency revolving facility provided by two international banks. The borrowers under this facility are Origin Energy Limited, Origin Energy Resources (Kupe) Limited and Origin Energy Resources NZ Limited and the facility has a fixed maturity of November 2011. At 30 June 2007, US$117,000,000 (A$152,181,000 equivalent) was utilised.

**(b) Other loans – unsecured**

**Insurance Premium Funding Agreement** – NZ$ Nil (A$ Nil equivalent) (2006: NZ$7,800,000, A$6,418,000 equivalent) New Zealand dollar denominated facility provided to Contact Energy Limited. As at 30 June 2007 the facility was undrawn.

**Related Party Loan** – NZ$1,496,000 (A$1,410,000 equivalent) (2006: NZ$4,969,000, A$4,089,000 equivalent) loan borrowed by Contact Energy Limited from its related party Oakey Power Holdings Pty Ltd. Contact Energy has a 25% interest in Oakey Power Holdings Pty Ltd and this loan is interest free. This loan is repayable on demand.

**(c) Redeemable preference shares – secured**

**Redeemable Preference Shares** – NZ$ Nil (A$ Nil equivalent) (2006: NZ$250,000,000, A$205,711,000 equivalent). A non-underwritten facility whereby Origin Energy Contact Finance Limited issued redeemable preference shares to investors in the New Zealand retail market. The issue was redeemed in accordance with the terms of the shares in July 2006.

**(d) Capital market borrowings – unsecured**

**Medium Term Note Programme** – A$200,000,000 (2006: A$180,000,000). A non-underwritten revolving facility where the issuer is Origin Energy Limited. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This programme was implemented in January 2002 and as at 30 June 2007 there was one issue outstanding of A$200,000,000 with a maturity of October 2011. The previous issue of A$180,000,000 matured in April 2007 and was not renewed.

**Electronic Promissory Note Programme (EPN) Origin Energy Limited** – A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of A$250,000,000 (2006: A$325,000,000) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in January 2002 and as at 30 June 2007, A$197,128,000 worth of notes were issued.

**Electronic Promissory Note Programme (EPN) Contact Energy Limited** – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of five dealers. Notes to the value of NZ$250,000,000 (A$227,087,000 equivalent) (2006: NZ$250,000,000, A$205,711,000 equivalent) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in August 2000 and as at 30 June 2007, there were no notes issued.

**US Private Placement** – US$250,000,000 (A$423,012,000 equivalent) (2006: US$250,000,000, A$423,012,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of July 2010, March 2015 and March 2018. As at 30 June 2007 there was a total of US$250,000,000 (A$423,012,000 equivalent) (2006: US$250,000,000, A$423,012,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

**US Private Placement** – US$50,000,000 (A$65,833,000 equivalent) (2006: US$50,000,000, A$65,833,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have a maturity of June 2012. As at 30 June 2007 there was a total of US$50,000,000 (A$65,833,000 equivalent) (2006: US$50,000,000, A$65,833,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

## 28. Details of credit facilities available to the consolidated entity (continued)

**US Private Placement** – US$100,000,000 (A$161,529,000 equivalent) (2006: US$100,000,000, A$146,324,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in February 1998 and have maturities of February 2013 and April 2018. As at 30 June 2007 there was a total of US$100,000,000 (A$161,529,000 equivalent) (2006: US$100,000,000, A$146,324,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

**US Private Placement** – US$320,000,000 (A$517,485,000 equivalent) (2006: US$320,000,000, A$468,772,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of March 2010, March 2014, March 2015 and March 2018. As at 30 June 2007 there was a total of US$320,000,000 (A$517,485,000 equivalent) (2006: US$320,000,000, A$468,772,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

**NZ Floating Rate Notes** – NZ$421,822,000 (A$383,161,000 equivalent) (2006: NZ$421,822,000, A$347,099,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of NZD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have maturities of June 2014, June 2017 and June 2020. As at 30 June 2007 there was a total of NZ$421,822,000 (A$383,161,000 equivalent) (2006: NZ$421,822,000, A$347,099,000 equivalent) on issue.

**Medium Term Note Programme** – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2007 there was one issue outstanding of A$120,000,000 with a maturity of September 2007. All AUD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$158,730,000 (A$144,182,000 equivalent) (2006: NZ$158,730,000, A$130,610,000 equivalent).

**Floating Rate Transferable Loan Certificate** – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2007 there was one issue outstanding of US$50,000,000 with a maturity of September 2007. All USD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$119,048,000 (A$108,137,000 equivalent) (2006: NZ$119,048,000, A$97,957,000 equivalent).

**(e) Bank guarantee facilities – unsecured**

**Bank Guarantee Facility Agreements** – A$250,000,000 (2006: A$250,000,000). Two fully underwritten revolving facilities provided by two international banks, the facilities have a fixed maturity of May 2009. Bank guarantees can be issued under any member of the Origin Energy group and as at 30 June 2007, A$240,711,000 was utilised.

## 29. Financial instruments

**Financial assets**

The consolidated entity classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired or executed. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

**(a) Financial assets at fair value through profit or loss**

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. The consolidated entity holds a number of derivative instruments for economic hedging purposes under the board approved risk management policies, which are prohibited from being designated as hedges under Australian Accounting Standards. These derivatives are therefore required to be categorised as held for trading. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

**(b) Loans and receivables**

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'receivables' in the balance sheet (note 7).

**(c) Available-for-sale financial assets**

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the balance sheet date.

## 29. Financial instruments (continued)

**(d) Recognition**

Regular purchases and sales of investments are recognised on trade-date – the date on which the consolidated entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the consolidated entity has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'increase/(decrease) in fair value of financial instruments' in the period in which they arise. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary securities denominated in the functional currency classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'increase/(decrease) in fair value of financial instruments'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the consolidated entity's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The consolidated entity assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 1.

**Derivative financial instruments and hedging activities**

The consolidated entity uses a range of derivative financial instruments to hedge the risk exposures arising from its operational, financing and investment activities.

Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

(1) hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);

(2) hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or

(3) hedges of a net investment in a foreign operation (net investment hedge).

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 10 and note 17. Movements of the hedging reserve in shareholders' equity are shown in note 23. The fair value of hedging derivatives is classified as a non-current asset or non-current liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or current liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability.

**(a) Fair value hedges**

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the cross currency interest rate swaps hedging fixed rate foreign currency borrowings is recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate and foreign exchange rate risk are recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

## 29. Financial instruments (continued)

**(b) Cash flow hedges**

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within 'increase/(decrease) in fair value of financial instruments'.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast purchases is recognised in the income statement within 'raw materials and consumables used, and changes in finished goods and work in progress'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast sales is recognised in the income statement within 'revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within 'revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging purchases of non-financial assets (such as capital equipment) is recognised in the initial carrying value of the non-financial asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

**(c) Net investment hedges**

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed.

**(d) Derivatives that do not qualify for hedge accounting**

Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risk(s). Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within 'increase/(decrease) in fair value of financial instruments.'

**Financial risk management**

***Financial risk factors***

The consolidated entity's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's overall risk management programme focuses on the unpredictability of financial and commodity markets and seeks to minimise potential adverse effects on the consolidated entity's financial performance. The consolidated entity uses a range of derivative financial instruments to hedge these risk exposures.

Risk management is carried out by Group Treasury for interest rate and foreign exchange exposures. Risk management activities in respect of the commodity exposures are undertaken by the Energy Risk Management Group (ERM). Both Group Treasury and ERM operate under policies approved by the Board of Directors. Group Treasury and ERM identify, evaluate and hedge the financial risks in close co-operation with the consolidated entity's operating units. The consolidated entity has written policies covering specific areas, such as foreign exchange risk, interest rate risk, electricity price risk, oil price risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

***(a) Market risk***

**(i) Foreign exchange risk**

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the New Zealand dollar, US dollar and Euro. Foreign exchange risk arises from future commercial transactions (including interest payments on long-term borrowings, the sale of oil, the sale and purchase of LPG and the purchase of capital equipment), recognised assets and liabilities (including foreign receivables and borrowings) and net investments in foreign operations.

To manage the foreign exchange risk arising from future commercial transactions the consolidated entity uses forward foreign exchange contracts transacted by Group Treasury. To manage the foreign exchange risk arising from the future principal and interest payments required on foreign currency denominated long-term borrowings, the consolidated entity uses cross currency interest rate swaps (both fixed to fixed and fixed to floating) which convert the foreign currency denominated future principal and interest payments into the functional currency for the relevant entity for the full term of the underlying borrowings.

Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External derivative contracts are designated at the consolidated entity level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The consolidated entity has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the consolidated entity's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

## 29. Financial instruments (continued)

The following table summarises the impact of increases/decreases of the relevant foreign exchange rates on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis uses the 95th percentile worst expected outcome for each of the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous five years. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| | | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|---|
| 2007 | FX RATE CHANGE +/-% | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) |
| AUD/USD | **17.0%** | **755** | **844** | **13,550** | **380** |
| AUD/NZD | **18.1%** | **–** | **41,149** | **108,002** | **41,527** |
| AUD/EUR | **12.6%** | **–** | **–** | **6,790** | **–** |

| | | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|---|
| 2006 | FX RATE CHANGE +/-% | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) |
| AUD/USD | 18.1% | 1,943 | 1,458 | 6,222 | 584 |
| AUD/NZD | 14.6% | – | 32,083 | 81,750 | 32,083 |

**(ii) Price risk**

The consolidated entity is exposed to commodity price risk from a number of commodities, including electricity, oil and related commodities associated with the purchase and/or sale of these commodities. The consolidated entity is also exposed to equity securities price risk because of investments held by the consolidated entity and classified on the consolidated balance sheet as available-for-sale and fair value through profit or loss. To manage its commodity price risks in respect to electricity and oil, the consolidated entity utilises a range of derivative instruments including fixed priced swaps, options and futures. The consolidated entity's equity investments subject to price risk are all publicly traded.

Origin Energy's risk management policy for commodity price risk is to hedge forecast future transactions for up to 5 years into the future. ERM has a risk management policy framework that manages the exposure arising from its commodity based activities. The policy permits the active hedging of price and volume exposure arising from the retailing, generation and portfolio management activities, within prescribed risk capacity limits. The policy prescribes the maximum risk exposure permissible over any two-day period for the full commodity portfolio, under defined worse case scenarios. The full portfolio is tested daily against this limit, and reported monthly to management.

The following table summarises the impact of increases/decreases of the relevant forward prices (for commodities) and equity prices (for equity investments) on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis is based on reasonably possible changes, over a financial year, in the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous 12 months. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|
| 2007 | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) |
| Electricity forward price | **35,400** | **–** | **2,401,483** | **–** |
| Oil forward prices | **1,599** | **–** | **80,796** | **–** |
| Equity securities quoted price | **–** | **–** | **39,296** | **39,296** |

| | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|
| 2006 | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) | CONSOLIDATED +/-($'000) | ORIGIN ENERGY LIMITED +/-($'000) |
| Electricity forward price | 8,403 | – | 13,305 | – |
| Oil forward prices | 104 | – | 35,150 | – |
| Equity securities quoted price | 4,566 | – | 26,781 | 26,781 |

Post-tax profit for the year would increase/decrease as a result of the consolidated entity's risk management policy requiring hedging of less than 100% of forecast future sales of commodities and some derivative instruments which are valid economic hedges of these commodity price risks which do not qualify for cash flow hedge accounting under AASB 139 requirements. Other components of equity would increase/decrease as a result of the hedging instruments which do qualify for cash flow hedge accounting under AASB 139 and gains on equity securities classified as available-for-sale.

## 29. Financial instruments (continued)

***(b) Credit risk***

The consolidated entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial and competitive strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit polices cover exposures generated from the sale of products and the use of derivatives instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The consolidated entity has Board approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The consolidated entity also utilises ISDA agreements with all derivative counterparties in order to limit exposure to credit risk through the netting of amounts receivable from and amounts payable to individual counterparties. At balance date, the only significant concentrations of credit risk with any counterparties are the NSW and QLD Governments in relation to electricity derivatives undertaken in accordance with the consolidated entity's hedging and risk management activities.

The carrying amounts of financial assets recognised in the balance sheet, and disclosed in more detail in notes 7 and 10 best represents the consolidated entity's maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the consolidated entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.

***(c) Liquidity risk***

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available. Refer to notes 16 and 28 for further details.

The following summarises the contractual timing of cash flows of the borrowings and related derivative instruments at 30 June 2007 and 30 June 2006:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Less than 1 Month | **19,175** | **13,801** | 234,716 | 22,005 |
| 1–3 Months | **42,963** | **27,914** | 37,911 | 21,680 |
| 3–12 Months | **731,360** | **193,030** | 441,744 | 323,220 |
| 1–5 Years | **2,452,194** | **2,012,431** | 1,740,149 | 1,261,609 |

The contractual obligations of the consolidated entity as at 30 June 2007 in the 3-12 month category include A$400,000,000 bridge facility repaid on 2 July 2007 with the sale proceeds from the Networks business. The remaining amounts will be repaid through a combination of cash on hand, committed facilities and re-financing.

***(d) Interest rate risk (cash flow and fair value)***

The consolidated entity's income and operating cash flows are substantially independent of changes in market interest rates. The consolidated entity's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the consolidated entity to cash flow interest rate risk. Borrowings issued at fixed rates expose the consolidated entity to fair value interest rate risk. The consolidated entity's risk management policy is to manage interest rate exposures using Profit at Risk and Value at Risk methodologies using 95% statistical confidence levels. Exposure limits are set to ensure that the consolidated entity is not exposed to excess risk from interest rate volatility. The consolidated entity manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

The following table summarises the impact of increases/decreases of the relevant interest rates on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis uses the 95th percentile worst expected outcome for each of the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous five years. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|
| **2007** | CONSOLIDATED +/- ($'000) | ORIGIN ENERGY LIMITED +/- ($'000) | CONSOLIDATED +/- ($'000) | ORIGIN ENERGY LIMITED +/- ($'000) |
| Interest rates | **8,452** | **274** | **6,556** | **6,003** |

| | IMPACT ON POST-TAX PROFIT | | IMPACT ON OTHER EQUITY | |
|---|---|---|---|---|
| **2006** | CONSOLIDATED +/- ($'000) | ORIGIN ENERGY LIMITED +/- ($'000) | CONSOLIDATED +/- ($'000) | ORIGIN ENERGY LIMITED +/- ($'000) |
| Interest rates | 9,014 | 104 | 704 | 1,413 |

## 29. Financial instruments (continued)

At 30 June 2007, if interest rates at that date had been higher/lower by the 95th percentile worst expected outcome (Australia: 55 basis point increase/decrease and US: 116 basis point increase/decrease) with all other variables held constant, post-tax profit and other components of equity of the consolidated entity and the parent would have been as set out in the table above. Profit would have been affected mainly as a result of the ineffective portion of cash flow and fair value hedge transactions and the fair value change in interest rate swaps which are valid economic hedges but which do not qualify for hedge accounting. Other components of consolidated equity would have been affected mainly as a result of an increase/decrease in the fair value of interest rate swaps which qualify for cash flow hedge accounting.

***Capital risk management***

The consolidated entity's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the consolidated entity monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents and fair value adjustments to borrowings in hedge relationships. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt less reserves attributable to fair value adjustments on financial instruments.

During the years ended 30 June 2007 and 30 June 2006, the consolidated entity's strategy was to maintain the gearing ratio within 40% to 45%, in order to secure access to finance at a reasonable cost by maintaining a minimum long term credit rating of BBB+. The gearing ratios were as follows:

| | CONSOLIDATED | ORIGIN ENERGY LIMITED | CONSOLIDATED | ORIGIN ENERGY LIMITED |
|---|---|---|---|---|
| | 2007 $'000 | 2007 $'000 | 2006 $'000 | 2006 $'000 |
| Total borrowings | **3,226,017** | **2,166,018** | 2,719,812 | 1,730,580 |
| Fair value adjustments on borrowings in hedge relationships | **430,156** | **143,365** | 226,005 | 97,740 |
| Cash | **(267,574)** | **–** | (309,229) | (6,278) |
| Net debt | **3,388,599** | **2,309,383** | 2,636,588 | 1,822,042 |
| Total equity | **6,969,256** | **2,610,967** | 3,645,491 | 2,141,371 |
| Less: reserves* | **(2,286,246)** | **(64,225)** | (63,376) | (30,071) |
| Total capital (excl reserves*) | **8,071,609** | **4,856,125** | 6,218,703 | 3,933,342 |
| Total capital (incl reserves*) | **10,357,855** | **4,920,350** | 6,282,079 | 3,963,413 |
| Gearing ratio (excl reserves*) | **42%** | **48%** | 42% | 46% |
| Gearing ratio (incl reserves*) | **33%** | **47%** | 42% | 46% |

* *represents reserves attributable to fair value adjustments on financial instruments*

| | CONSOLIDATED | ORIGIN ENERGY LIMITED | CONSOLIDATED | ORIGIN ENERGY LIMITED |
|---|---|---|---|---|
| | 2007 $'000 | 2007 $'000 | 2006 $'000 | 2006 $'000 |
| **Interest-bearing liabilities** | | | | |
| Bank loans – unsecured | **1,447,009** | **1,020,000** | 549,036 | 491,878 |
| Capital markets borrowings – unsecured | **1,770,310** | **1,125,768** | 1,774,100 | 1,058,702 |
| Redeemable preference shares (RPS) | **–** | **–** | 205,711 | – |
| Other loans – unsecured | **7,602** | **20,250** | 190,506 | 180,000 |
| | **3,224,921** | **2,166,018** | 2,719,353 | 1,730,580 |

As at 30 June 2006 total borrowings include secured liabilities of $205,711,000 in respect of redeemable preference shares (RPS). The retail RPS were secured by the shares the Group holds in Contact Energy Limited.

## 29. Financial instruments (continued)

The exposure of the consolidated entity's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| 6 months or less | 2,313,491 | 1,720,539 | 1,432,683 | 1,159,475 |
| 6–12 months | – | – | 180,000 | 180,000 |
| 1–5 years | 347,708 | 247,146 | – | 100,956 |
| Over 5 years | 563,722 | 198,333 | 1,106,670 | 290,149 |
| | 3,224,921 | 2,166,018 | 2,719,353 | 1,730,580 |

The remaining contractual maturity of non-current borrowings is as follows:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| 1–2 years | 250,258 | 250,000 | 382,204 | 153,809 |
| 2–5 years | 1,519,784 | 1,239,088 | 788,999 | 700,956 |
| Over 5 years | 947,984 | 581,494 | 1,036,369 | 637,243 |
| | 2,718,026 | 2,070,582 | 2,207,572 | 1,492,008 |

The carrying amounts and fair values of the non-current interest-bearing liabilities are as follows:

| | CARRYING VALUE | | FAIR VALUE | |
|---|---|---|---|---|
| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 |
| Bank loans – unsecured | 1,126,307 | 944,814 | 1,126,307 | 944,814 |
| Capital markets borrowings – unsecured | 1,591,719 | 1,125,768 | 1,584,205 | 1,118,254 |
| | 2,718,026 | 2,070,582 | 2,710,512 | 2,063,068 |

| | CARRYING VALUE | | FAIR VALUE | |
|---|---|---|---|---|
| | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
| Bank loans – unsecured | 433,472 | 433,306 | 433,472 | 433,306 |
| Capital markets borrowings – unsecured | 1,774,100 | 1,058,702 | 1,743,162 | 1,027,764 |
| | 2,207,572 | 1,492,008 | 2,176,634 | 1,461,070 |

The carrying amounts of the consolidated entity's borrowings are denominated in the following currencies:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Australian dollar | 1,539,436 | 1,437,377 | 1,110,113 | 979,504 |
| New Zealand dollar | 634,607 | 383,161 | 633,013 | 359,971 |
| US dollar | 1,049,468 | 345,480 | 976,227 | 391,105 |
| | 3,223,511 | 2,166,018 | 2,719,353 | 1,730,580 |

## 29. Financial instruments (continued)

The consolidated entity has the following committed un-drawn borrowing facilities:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Floating rate: | | | | |
| – expiring within one year | **654,483** | **370,170** | 160,428 | 160,428 |
| – expiring beyond one year | **72,928** | **72,928** | 251,350 | 4,497 |
| | **727,411** | **443,098** | 411,778 | 164,925 |

The facilities expiring within one year are annual facilities subject to review at various dates during 2007/2008.

**Hedge Accounting**

***(a) Fair value hedges***

The changes in the fair values of the hedged items and hedging instruments recognised in the income statement for the year are disclosed in the following table:

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| Gain/(Loss) on the hedging instruments | **(163,357)** | **(18,308)** | (66,533) | (14,444) |
| Gain/(Loss) on the hedged item attributable to the hedge risk | **162,823** | **17,625** | 66,567 | 14,549 |
| | **(534)** | **(683)** | 34 | 105 |

***(b) Cash flow hedges***

| | CONSOLIDATED 2007 $'000 | ORIGIN ENERGY LIMITED 2007 $'000 | CONSOLIDATED 2006 $'000 | ORIGIN ENERGY LIMITED 2006 $'000 |
|---|---|---|---|---|
| The effective portion of the gains/(losses) on cash flow hedges recognised in the cash flow hedge reserve | **2,367,045** | **(13,579)** | (14,504) | 9,028 |
| The (gains)/losses transferred from the cash flow hedge reserve to sales | **16,713** | **–** | 43,499 | – |
| The (gains)/losses transferred from the cash flow hedge reserve to cost of sales | **(185,277)** | **–** | (22,955) | – |
| The (gains)/losses transferred from the cash flow hedge reserve to finance cost | **(342)** | **(3,805)** | 10,260 | 5,095 |
| The (gains)/losses transferred from the cash flow hedge reserve to the initial carrying value of non-financial assets | **1,208** | **–** | (1,816) | – |
| | **(167,698)** | **(3,805)** | 28,988 | 5,095 |
| **The ineffectiveness gains/(losses) recognised in the income statement from cash flow hedges** | **12,143** | **(515)** | (320) | 65 |

***(c) Net investment hedges***

The effective portion of the gains/(losses) on net investment hedges recognised in the foreign currency translation reserve for the year to 30 June 2007 totalled $37,681,000 loss (2006: $45,162,000 gain). The ineffectiveness recognised in the income statement from net investment hedges for the year to 30 June 2007 totalled $Nil (2006: $Nil).

***(d) Derivatives that do not qualify for hedge accounting***

The net change in fair value of derivatives which do not qualify for hedge accounting (and are therefore required to be classified as held for trading), which has been recognised in the income statement for the year to 30 June 2007 totalled $41,748,000 gain (2006: $8,78,000 loss).

## 29. Financial instruments (continued)

### Derivative financial instruments

| | | ASSETS | | LIABILITIES | |
|---|---|---|---|---|---|
| | | CONSOLIDATED | ORIGIN ENERGY LIMITED | CONSOLIDATED | ORIGIN ENERGY LIMITED |
| | NOTE | 2007 $'000 | 2007 $'000 | 2007 $'000 | 2007 $'000 |
| **Current** | | | | | |
| Interest rate swaps | | 3,327 | 1,679 | 8,196 | 8,196 |
| Cross currency interest rate swaps | | – | – | 82,866 | 9,012 |
| Forward foreign exchange contracts | | 6,359 | 11,462 | 8,364 | 11,462 |
| Electricity derivatives | | 2,708,890 | – | 95,162 | – |
| Oil derivatives | | – | 1,826 | 9,457 | 2,036 |
| Other commodity derivatives | | 356 | – | 829 | – |
| | | 2,718,932 | 14,967 | 204,874 | 30,706 |
| **Non-current** | | | | | |
| Interest rate swaps | | 26,327 | 2,157 | 58,811 | 59,573 |
| Cross currency interest rate swaps | | – | – | 291,201 | 70,486 |
| Forward foreign exchange contracts | | 4,350 | 5,585 | 595 | 5,585 |
| Electricity derivatives | | 758,745 | – | 34,389 | – |
| Oil derivatives | | – | 2,436 | 12,891 | 2,436 |
| | | 789,422 | 10,178 | 397,887 | 138,080 |
| **Total** | 10,17 | 3,508,354 | 25,145 | 602,761 | 168,786 |

| | | ASSETS | | LIABILITIES | |
|---|---|---|---|---|---|
| | | CONSOLIDATED | ORIGIN ENERGY LIMITED | CONSOLIDATED | ORIGIN ENERGY LIMITED |
| | NOTE | 2006 $'000 | 2006 $'000 | 2006 $'000 | 2006 $'000 |
| **Current** | | | | | |
| Interest rate swaps | | 3,663 | – | – | – |
| Forward foreign exchange contracts | | 4,133 | 2,737 | 1,092 | 2,737 |
| Electricity derivatives | | 200,682 | – | 118,260 | – |
| Oil derivatives | | – | 10,786 | 28,756 | 10,786 |
| Other commodity derivatives | | 2,391 | – | – | – |
| | | 210,869 | 13,523 | 148,108 | 13,523 |
| **Non-current** | | | | | |
| Interest rate swaps | | 2,208 | 2,208 | – | – |
| Cross currency interest rate swaps | | – | – | 243,662 | 113,452 |
| Forward foreign exchange contracts | | 199 | – | – | – |
| Electricity derivatives | | 43,487 | – | 9,461 | – |
| Oil derivatives | | – | 180 | 17,885 | 180 |
| | | 45,894 | 2,388 | 271,008 | 113,632 |
| **Total** | 10,17 | 256,763 | 15,911 | 419,116 | 127,155 |

## 29. Financial instruments (continued)

### *(a) Interest rate swaps*

The aggregate notional principal amounts of the outstanding interest rate swap contracts at 30 June 2007 were $1,566,127,000 (2006: $1,336,794,000). At 30 June 2007, the fixed interest rates vary from 4.80% to 8.00% (2006: 4.43% to 8.00%) and the main floating rates are BBSW, US LIBOR and BKBM. Interest rate swaps are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 11 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on interest rate swap contracts as of 30 June 2007 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

### *(b) Cross currency interest rate swaps*

The aggregate notional principal amounts of the outstanding cross currency interest rate swap contracts at 30 June 2007 were $1,420,178,000 (2006: $1,332,664,000). At 30 June 2007, the fixed interest rates vary from 4.50% to 7.10% (2006: 4.50% to 7.10%) and the main floating rates are BBSW and BKBM. Cross currency interest rate swaps are designated in either cash flow hedge relationships or fair value hedge relationships.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 11 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on cross currency interest rate swap contracts as of 30 June 2007 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

### *(c) Forward foreign exchange contracts*

The aggregate notional principal amounts of the outstanding forward foreign exchange contracts at 30 June 2007 were $576,267,000 (2006: $60,929,000). Forward foreign exchange contracts are designated in cash flow hedge relationships.

The hedged anticipated transactions denominated in foreign currency are expected to occur at various dates between one month to 4 years from the balance sheet date. Gains and losses recognised in the cash flow hedge reserve in equity (Note 23) on forward foreign exchange contracts as of 30 June 2007 will be released to the income statement when the underlying anticipated transactions affect the income statement. During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

### *(d) Electricity derivatives*

The aggregate notional volumes of the outstanding electricity derivatives at 30 June 2007 were 98.9 million MWhs (2006: 47.4 million MWhs). Electricity derivatives are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated electricity purchase and sale transactions are expected to occur continuously for each half hour period throughout the next 5 years from the balance sheet date consistent with the forecast demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on electricity derivatives as of 30 June 2007 will be continuously released to the income statement in each period in which the underlying purchase or sale transactions are recognised in the income statement. During the year to 30 June 2007, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast. During the year to 30 June 2006, a reduction in the underlying forecast purchases for certain half hours in the hedged period led to the de-designation of hedging instruments with an aggregate fair value at the date of de-designation of $1,770,000 which was previously recognised in the cash flow hedge reserve. This amount was recognised directly in the income statement during the year to 30 June 2006 as certain half hours within the underlying transaction were no longer expected to occur as originally forecast.

The inherent variability in the volume of electricity purchased by customers in any half hour period means that the actual purchase requirements can vary from the forecasts. The forecasts are updated for significant changes in underlying conditions and where this leads to a reduction in the forecast below the aggregate notional volume of hedging instruments in the relevant half hour periods impacted, the affected hedging instruments are de-designated and the accumulated gain or loss which had been recognised in the cash flow hedge reserve is recognised directly in the income statement as the underlying forecast purchase transactions for those half hours are no longer expected to occur.

### *(e) Oil derivatives*

The aggregate notional volumes of the outstanding oil and related derivatives at 30 June 2007 were 2.46 Mbbl (2006: 2.31 Mbbl). Oil derivatives are designated in cash flow hedge relationships.

The hedged anticipated oil sale and purchase transactions are expected to occur continuously throughout the next 5 years from the balance sheet date consistent with the forecast production and demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on oil derivatives as of 30 June 2007 will be continuously released to the income statement in each period in which the underlying sale or purchase transactions are recognised in the income statement. During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

## 29. Financial instruments (continued)

**Fair value estimation**

The fair values of financial instruments traded in active markets (such as available-for-sale securities) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the consolidated entity are the current bid prices for the assets.

The fair values of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. The consolidated entity uses valuation techniques consistent with the established valuation methodology and general market practice applicable to each instrument/market. Quoted market prices or dealer quotes for similar instruments are used for long-term debt.

The fair values of interest rate swaps and cross currency interest rate swaps are calculated using the present value of the estimated future cash flows of these instruments.

The fair values of forward foreign exchange contracts are determined using quoted forward exchange rates at the balance sheet date.

The fair values of commodity swaps and futures are calculated using the present value of the estimated future cash flows using available market forward prices.

The fair values of commodity option contracts which are regularly traded are determined based on the most recent available transaction prices for the same instruments.

The fair values of commodity option contracts which are not regularly traded are calculated using the present value of the estimated future cash flows of these instruments. Certain commodity options utilised by the consolidated entity contain variability in key terms such as volumes, maturities, exercise periods and strike prices. The fair values of such derivatives are estimated using discounted cash flow techniques to estimate the present value of expected future net cash flows. Such techniques require the use of variables and assumptions in respect to expected volumes, maturities, exercise periods and strike prices, in addition to the observable market pricing data. Maximum use is made of all relevant observable forward market pricing data, and actual historical data when selecting variables and developing assumptions for valuation techniques.

Each instrument is discounted at the market interest rate appropriate to the instrument.

Where the fair value of a derivative is calculated as the present value of the estimated future cash flows of the instrument, there are two key variables used:

- appropriate market pricing data (for the relevant underlying interest rates, foreign exchange rates or commodity prices)
- discount rates

For derivative instruments, both of these variables are taken from observed market pricing data at the valuation date and therefore these variables represent those which would be used by market participants to execute and value the instruments.

The consolidated entity executes all instruments at fair value and therefore has no significant day one gains or losses on any financial instruments.

The nominal value of trade receivables (less impairment allowance) and payables approximate their fair values.

## 30. Acquisition/disposal of controlled entities

| 2007 | DATE OF ACQUISITION/ DISPOSAL | PERCENTAGE INTEREST ACQUIRED | CARRYING AMOUNT $'000 | CONSIDERATION PAID/(RECEIVED) $'000 | BENEFICIAL OWNERSHIP |
|---|---|---|---|---|---|
| **The following entities were acquired during the financial year:** | | | | | |
| Sun Retail Pty Ltd | **1 Feb 2007** | **100.00%** | **1,239,574** | **1,239,574** | **100%** |
| **The following entities were disposed of during the financial year:** | | | | | |
| OE SEA Gas SPV2 Pty Ltd | **29 June 2007** | | | **(78,751)** | **100%** |
| OE SEA Gas SPV3 Pty Ltd | **29 June 2007** | | | **(52,487)** | **100%** |
| **The following controlled entities were incorporated/ registered during the financial year:** | | | | | |
| Origin Energy Walloons Transmissions Pty Ltd | | | | | **100%** |
| OE Resources Limited Partnership | | | | | **100%** |
| **The following entity was de-registered/liquidated during the financial year:** | | | | | |
| Raenniks Ltd (in voluntary liquidation) | **13 June 2007** | | | | **100%** |

*Refer to note 24(e) for details of net assets acquired.*

| 2006 | DATE ACQUIRED | PERCENTAGE INTEREST ACQUIRED | CARRYING AMOUNT $'000 | CONSIDERATION PAID/(RECEIVED) $'000 | BENEFICIAL OWNERSHIP |
|---|---|---|---|---|---|
| **The following entities were acquired during the previous financial year:** | | | | | |
| Origin Energy American Samoa Inc | 21 October 2005 | 0.01% | 8 | 8 | 100% |
| Origin Energy Leasing Ltd | 31 December 2005 | 100.00% | 13,309 | 13,309 | 100% |
| Speed-E-Gas (NSW) Pty Limited | 28 February 2006 | 100.00% | 18,236 | 18,236 | 100% |

*Refer to note 24(e) for details of net assets acquired.*

## 31. Controlled entities

**Name changes during the financial year:**

| | | |
|---|---|---|
| Origin Energy Holdings Ltd | to | Origin Energy Holdings Pty Ltd |
| Origin Energy Tasmania Ltd | to | Origin Energy Tasmania Pty Ltd |
| Huddart Parker Ltd | to | Huddart Parker Pty Ltd |
| Oil Investments Ltd | to | Oil Investments Pty Ltd |
| Origin Energy Amadeus NL | to | Origin Energy Amadeus Pty Ltd |

**Name changes during the previous financial year:**

| | | |
|---|---|---|
| Origin Energy Bairnsdale Pty Ltd | to | Origin Energy Kenya Pty Ltd |

## 31. Controlled entities (continued)

| | INCORPORATED IN | CONSOLIDATED ENTITY 2007 OWNERSHIP INTEREST % | CONSOLIDATED ENTITY 2006 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2007 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2006 OWNERSHIP INTEREST % |
|---|---|---|---|---|---|
| Origin Energy Limited | NSW | | | | |
| Huddart Parker Pty Ltd*< | Vic | **100** | 100 | **100** | 100 |
| Raenniks Ltd (in voluntary liquidation) | Vic | – | 100 | – | 100 |
| Origin Energy NZ Share Plan Ltd | NZ | **100** | 100 | **100** | 100 |
| FRL Pty Ltd*< | WA | **100** | 100 | **100** | 100 |
| BTS Pty Ltd*< | WA | **100** | 100 | | |
| Origin Energy Power Ltd*< | SA | **100** | 100 | **100** | 100 |
| Origin Energy Solar Pty Ltd | NSW | **100** | 100 | | |
| Origin Energy SWC Ltd < | WA | **100** | 100 | | |
| BESP Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pinjar Security Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pinjar Holdings No. 1 Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pinjar No. 1 Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pinjar Holdings No. 2 Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pinjar No. 2 Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Walloons Transmissions Pty Ltd | Vic | **100** | – | | |
| Origin Energy Holdings Pty Ltd*< | Vic | **100** | 100 | **95.8** | 95.8 |
| Origin Energy Retail Ltd*< | SA | **100** | 100 | | |
| Origin Energy (Vic) Pty Ltd *< | Vic | **100** | 100 | | |
| Gasmart (Vic) Pty Ltd < | Vic | **100** | 100 | | |
| Origin Energy (TM) Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Electricity Ltd*< | Vic | **100** | 100 | | |
| Sun Retail Pty Ltd *< | Qld | **100** | - | | |
| Origin Energy PNG Ltd | PNG | **66.7** | 66.7 | | |
| Origin Energy Tasmania Pty Ltd*< | Tas | **100** | 100 | | |
| The Fiji Gas Co Ltd | Fiji | **51** | 51 | | |
| Tonga Gas Ltd | Tonga | **51** | 51 | | |
| Origin Energy Contracting Ltd*< | Qld | **100** | 100 | | |
| Origin Energy LPG Ltd *< | NSW | **100** | 100 | | |
| Origin (LGC) (Aust) Pty Ltd*< | NSW | **100** | 100 | | |
| Origin Energy SA Pty Ltd*< | SA | **100** | 100 | | |
| Hylemit Pty Ltd* | Vic | **100** | 100 | | |
| Speed-E-Gas (NSW) Pty Limited* | NSW | **100** | 100 | | |
| Origin Energy WA Pty Ltd*< | WA | **100** | 100 | | |
| Origin Energy Services Ltd*< | SA | **100** | 100 | | |
| Origin Energy NSW Pty Ltd *< | NSW | **100** | 100 | | |
| Origin Energy Water Management Holdings Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Water Management Pty Ltd* | NSW | **100** | 100 | | |
| Origin Energy Asset Management Holdings Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Asset Management Services Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Asset Management Services (Queensland) Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Asset Management Ltd*< | SA | **100** | 100 | | |

## 31. Controlled entities (continued)

| | INCORPORATED IN | CONSOLIDATED ENTITY 2007 OWNERSHIP INTEREST % | CONSOLIDATED ENTITY 2006 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2007 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2006 OWNERSHIP INTEREST % |
|---|---|---|---|---|---|
| Origin Energy Pipelines Pty Ltd*< | NT | **100** | 100 | | |
| Origin Energy Pipelines (SESA) Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Pipelines (Vic) Holdings Pty Ltd *< | Vic | **100** | 100 | | |
| Origin Energy Pipelines (Vic) Pty Ltd *< | Vic | **100** | 100 | | |
| Origin Energy Solomons Ltd | Solomon Islands | **80** | 80 | | |
| Origin Energy Cook Islands Ltd | Cook Islands | **100** | 100 | | |
| Origin Energy Vanuatu Ltd | Vanuatu | **100** | 100 | | |
| Origin Energy Leasing Ltd | Vanuatu | **100** | 100 | | |
| Origin Energy Samoa Ltd | Western Samoa | **100** | 100 | | |
| Origin Energy American Samoa Inc | American Samoa | **100** | 100 | | |
| Origin Energy Resources Ltd*< | SA | **100** | 100 | **100** | 100 |
| Origin Energy Kenya Pty Ltd* | Vic | **100** | 100 | | |
| Origin Energy Bonaparte Pty Ltd*< | SA | **100** | 100 | | |
| Origin Energy Developments Pty Ltd*< | ACT | **100** | 100 | | |
| Origin Energy Zoca 91-08 Pty Ltd*< | SA | **100** | 100 | | |
| Origin Energy Petroleum Pty Ltd*< | Qld | **100** | 100 | | |
| Origin Energy Northwest Ltd | UK | **100** | 100 | | |
| Sagasco Southeast Inc | Panama | **100** | 100 | | |
| Origin Energy Resources NZ Ltd | NZ | **100** | 100 | | |
| Kupe Development Ltd | NZ | **100** | 100 | | |
| Kupe Mining (No.1) Ltd | NZ | **100** | 100 | | |
| Origin Energy Resources (Kupe) Ltd | NZ | **100** | 100 | | |
| Sagasco NT Pty Ltd*< | SA | **100** | 100 | | |
| Sagasco Amadeus Pty Ltd*< | SA | **100** | 100 | | |
| Origin Energy Amadeus Pty Ltd *< | Qld | **100** | 100 | | |
| Amadeus United States Pty Ltd*< | Qld | **100** | 100 | | |
| OE Resources Limited Partnership | NSW | **100** | – | | |
| Origin Energy CSG Ltd *< | NSW | **100** | 100 | **100** | 100 |
| OCA (CSG) Pty Ltd *< | Qld | **100** | 100 | | |
| Angari Pty Ltd *< | SA | **100** | 100 | | |
| Oil Investments Pty Ltd *< | SA | **100** | 100 | | |
| Origin Energy CSG Marketing Pty Ltd *< | WA | **100** | 100 | | |
| OCA Holdings Pty Ltd * | Qld | **100** | 100 | | |
| Origin Energy CSG Processing Pty Ltd *< | Vic | **100** | 100 | | |
| Oil Company of Australia (Moura) Pty Ltd *< | Qld | **100** | 100 | | |
| Oil Company of Australia (Moura) Transmissions Pty Ltd *< | WA | **100** | 100 | | |

## 31. Controlled entities (continued)

| | INCORPORATED IN | CONSOLIDATED ENTITY 2007 OWNERSHIP INTEREST % | CONSOLIDATED ENTITY 2006 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2007 OWNERSHIP INTEREST % | ORIGIN ENERGY LIMITED 2006 OWNERSHIP INTEREST % |
|---|---|---|---|---|---|
| Origin Energy VIC Holdings Pty Ltd< | Vic | **100** | 100 | **100** | 100 |
| Origin Energy New Zealand Ltd | NZ | **100** | 100 | | |
| Origin Energy Universal Holdings | NZ | **100** | 100 | | |
| Origin Energy Five Star Holdings | NZ | **100** | 100 | | |
| Origin Energy Contact Finance Ltd | NZ | **100** | 100 | | |
| Origin Energy Pacific Holdings | NZ | **100** | 100 | | |
| Contact Energy Ltd | NZ | **51.4** | 51.4 | | |
| Contact Australia Pty Ltd | Vic | **51.4** | 51.4 | | |
| Contact Operations Australia Pty Ltd | Vic | **51.4** | 51.4 | | |
| Contact Peaker Australia Pty Ltd | Vic | **51.4** | 51.4 | | |
| Contact Finance Pty Ltd | Vic | **51.4** | 51.4 | | |
| Empower Ltd | NZ | **51.4** | 51.4 | | |
| Contact Peaker (NZ) Ltd | NZ | **51.4** | 51.4 | | |
| Stratford Power Ltd | NZ | **51.4** | 51.4 | | |
| Contact Avalanche Holdings Ltd | NZ | **51.4** | 51.4 | | |
| Energy Gas Contracts Ltd | NZ | **51.4** | 51.4 | | |
| Origin Energy Industries Ltd | NZ | **51.4** | 100 | | |
| Rockgas Ltd | NZ | **51.4** | 100 | | |
| Origin Energy Capital Ltd< | NZ | **100** | 100 | **100** | 100 |
| Origin Energy Finance Company Pty Ltd < | Vic | **100** | 100 | **100** | 100 |
| OE JV Co Pty Ltd < | Vic | **100** | 100 | **100** | 100 |
| OE SEA Gas Holdings Pty Ltd* | Vic | **100** | 100 | | |
| OE SEA Gas SPV2 Pty Ltd* | Vic | **–** | 100 | | |
| OE SEA Gas SPV3 Pty Ltd* | Vic | **–** | 100 | | |
| Origin Energy Australia Holding BV | Netherlands | **100** | 100 | **100** | 100 |
| Origin Energy Mt Stuart BV | Netherlands | **100** | 100 | | |
| Parbond Pty Ltd* | NSW | **100** | 100 | **100** | 100 |

< *Entered into a cross guarantee with Origin Energy Limited (refer note 26).*

* *Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.*

*Vic Gas Distribution Pty Ltd (Vic Gas) and its controlled entity Albury Gas Company Ltd (AGC) are owned 100% (2006: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd (EnVic) (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.*

*On 2 July 2007 Vic Gas and AGC ceased to be owned by Origin Energy Pipelines (Vic) Pty Ltd.*

## 32. Investments accounted for using the equity method

**Details of investments in associates and joint venture entities are as follows:**

| NAME | PRINCIPAL ACTIVITY | PLACE OF INCORPORATION | REPORTING DATE | CONSOLIDATED OWNERSHIP INTEREST 2007 % | CONSOLIDATED SHARE OF NET PROFIT 2007 $'000 | CONSOLIDATED EQUITY ACCOUNTED INVESTMENT CARRYING AMOUNT 2007 $'000 |
|---|---|---|---|---|---|---|
| **Associates** | | | | | | |
| BIEP Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | – | – |
| BIEP Security Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | – | – |
| CUBE Pty Ltd[3] | Cogeneration | SA | 30 June | 50.0 | 6,302 | 25,132 |
| Gas Industry Superannuation Pty Ltd | Superannuation Trustee | SA | 30 June | 50.0 | – | – |
| Oakey Power Holdings Pty Ltd | Electricity generation | NZ | 30 June | 25.0 | 2,846 | 5,641 |
| Rockgas Timaru Ltd | LPG distributor | NZ | 31 Mar | 25.7 | 27 | 144 |
| Vitalgas Pty Ltd | Autogas distributor | NSW | 31 Dec | 50.0 | – | – |
| Campaspe Asset Management Services Pty Ltd[2] | Water infrastructure asset management | SA | 30 June | 50.0 | 289 | – |
| | | | | | 9,464 | 30,917 |
| **Joint venture entities** | | | | | | |
| Bulwer Island Energy Partnership | Cogeneration | Qld | 30 June | 50.0 | 6,550 | 35,174 |
| SEA Gas Partnership[1] | Pipeline construction | SA | 30 June | – | 6,569 | – |
| | | | | | 13,119 | 35,174 |
| **Total** | | | | | 22,583 | 66,091 |

**Investments in associates and joint ventures classified as discontinued operations**

The above table includes $6,858,000 relating to the share of net profits of investments classified as discontinued operations. These relate to Campaspe Asset Management Services ($289,000) and SEA Gas Partnership ($6,569,000).

(1) *SEA Gas Partnership was sold to APA Group on 29 June 2007.*

(2) *Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007 and this investment has been transferred as assets held for sale (see note 5).*

(3) *Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.*

## 32. Investments accounted for using the equity method (continued)

| NAME | PRINCIPAL ACTIVITY | PLACE OF INCORPORATION | REPORTING DATE | CONSOLIDATED OWNERSHIP INTEREST 2006 % | CONSOLIDATED SHARE OF NET PROFIT 2006 $'000 | CONSOLIDATED EQUITY ACCOUNTED INVESTMENT CARRYING AMOUNT 2006 $'000 |
|---|---|---|---|---|---|---|
| **Associates** | | | | | | |
| BIEP Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | – | – |
| BIEP Security Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | – | – |
| CUBE Pty Ltd[3] | Cogeneration | SA | 30 June | 50.0 | 6,114 | 22,472 |
| Gas Industry Superannuation Pty Ltd | Superannuation Trustee | SA | 30 June | 50.0 | – | – |
| Oakey Power Holdings Pty Ltd | Electricity generation | NZ | 30 June | 25.0 | 1,891 | 4,433 |
| Rockgas Timaru Ltd | LPG distributor | NZ | 31 Mar | 50.0 | 91 | 148 |
| Vitalgas Pty Ltd | Autogas distributor | NSW | 31 Dec | 50.0 | – | – |
| Campaspe Asset Management Services Pty Ltd[2] | Water infrastructure asset management | SA | 30 June | 50.0 | 327 | 887 |
| | | | | | 8,423 | 27,940 |
| **Joint venture entities** | | | | | | |
| Bulwer Island Energy Partnership | Cogeneration | Qld | 30 June | 50.0 | 5,552 | 34,026 |
| SEA Gas Partnership[1] | Pipeline construction | SA | 30 June | 33.3 | 6,416 | 16,482 |
| | | | | | 11,968 | 50,508 |
| **Total** | | | | | 20,391 | 78,448 |

**Investments in associates and joint ventures classified as discontinued operations**

The above table includes $6,743,000 relating to the share of net profits of investments classified as discontinued operations. These relate to Campaspe Asset Management Services ($327,000) and SEA Gas Partnership ($6,416,000).

(1) *SEA Gas Partnership was sold to APA Group on 29 June 2007.*

(2) *Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007.*

(3) *Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.*

## 32. Investments accounted for using the equity method (continued)

### (a) Investments in associates

| | CONSOLIDATED | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **Results of associates** | | |
| Share of associates' profit before income tax | **14,757** | 14,003 |
| Income tax | **(5,293)** | (5,580) |
| Share of associates' net profit | **9,464** | 8,423 |
| 100% of associates' revenues | **135,898** | 127,441 |
| 100% of associates' net profit | **22,695** | 20,604 |
| **Summary of balance sheet of associates** | | |
| The consolidated entity's share of aggregate assets and liabilities of associates are as follows: | | |
| Current assets | **14,296** | 14,413 |
| Non-current assets | **67,717** | 70,433 |
| **Total assets** | **82,013** | 84,846 |
| Current liabilities | **12,882** | 13,092 |
| Non-current liabilities | **38,214** | 43,814 |
| Total liabilities | **51,096** | 56,906 |
| **Net assets** | **30,917** | 27,940 |
| **Share of associates' capital expenditure commitments contracted but not provided for and payable:** | | |
| Not later than one year | **486** | 41 |
| **Share of associates' operating lease commitments payable:** | | |
| Not later than one year | **77** | 70 |
| Later than one year but not later than five years | **303** | 275 |
| Later than five years | **399** | 327 |
| | **779** | 672 |

### (b) Investments in joint venture entities

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| **Results of joint venture entities** | | |
| Share of joint venture entities' net profit after tax | **13,119** | 11,968 |
| 100% of joint venture entities' revenues | **100,853** | 94,610 |
| 100% of joint venture entities' net profit | **33,066** | 30,609 |
| **Summary of balance sheet of joint venture entities** | | |
| The consolidated entity's share of aggregate assets and liabilities of joint venture entities are as follows: | | |
| Current assets | **7,673** | 8,695 |
| Non-current assets | **190,474** | 191,002 |
| **Total assets** | **198,147** | 199,697 |
| Current liabilities | **22,990** | 2,178 |
| Non-current liabilities | **139,983** | 147,011 |
| **Total liabilities** | **162,973** | 149,189 |
| **Net assets** | **35,174** | 50,508 |
| **Share of joint venture entities' capital expenditure commitments contracted but not provided for and payable:** | | |
| Not later than one year | **–** | 742 |
| | **–** | 742 |

## 33. Interest in joint venture operations

The consolidated entity holds interests in a number of unincorporated joint ventures.

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 |
|---|---|---|
| **Other joint venture information** | | |
| Sales value of products directly received | **433,443** | 411,516 |
| Joint venture profit before tax | **116,758** | 93,335 |
| Contingent liabilities (included in note 26) | **5,250** | 3,555 |
| Capital commitments (included in note 27) | **361,270** | 548,536 |

| | INTEREST RANGE 2007 % | INTEREST RANGE 2006 % |
|---|---|---|
| **Major areas of interest** | | |
| Cooper Basin | **10.5/27** | 10.5/27 |
| Bowen Basin | **50.0** | 50.0 |
| T/RL1 Bass Basin | **42.5** | 42.5 |
| Kupe | **50.0** | 50.0 |
| Spring Gully | **96.1** | 96.1 |
| Offshore Otway Development | **30.8** | 30.8 |
| Worsley Power Plant | **50.0** | 50.0 |

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production, and power generation.

The assets and liabilities of the consolidated entity include the following items which represent the consolidated entity's interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

| | CONSOLIDATED 2007 $'000 | CONSOLIDATED 2006 $'000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | **44,707** | 41,886 |
| Trade and other receivables | **2,091** | 4,087 |
| Inventories | **34,149** | 21,731 |
| Other assets | **3,711** | 5,617 |
| **Total current assets** | **84,658** | **73,321** |
| **Non-current assets** | | |
| Producing areas of interest | **446,973** | 345,321 |
| Property, plant and equipment | **973,999** | 959,348 |
| Exploration, evaluation and development expenditure | **246,519** | 260,228 |
| Other assets | **828** | 1,073 |
| **Total non-current assets** | **1,668,319** | 1,565,970 |
| **Total assets** | **1,752,977** | 1,639,291 |
| **Current liabilities** | | |
| Trade and other payables | **79,178** | 106,805 |
| **Total current liabilities** | **79,178** | 106,805 |
| **Non-current liabilities** | | |
| Trade and other payables | **–** | 2,483 |
| Provisions | **74,614** | 65,616 |
| **Total non-current liabilities** | **74,614** | 68,099 |
| **Total liabilities** | **153,792** | 174,904 |
| **Net investment in joint venture operations** | **1,599,185** | 1,464,387 |

## 34. Share based payments

**(a) Senior Executive Option Plan**

The company's Senior Executive Option Plan was approved at the annual general meeting on 13 November 1995. Staff eligible to participate in the plan are those senior executives invited by the Board, with the invitation based on performance and the role the individual plays in guiding the future success of the company. Options granted under the plan entitle the holder to subscribe for one fully paid ordinary share per option. The exercise price of the options is based on the weighted average price of the company's shares during a five day period determined by the Board to be representative of the company's position at the time. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant performance hurdles are met. The performance hurdles that must be met prior to an option becoming exercisable vary by option tranche and are discussed in the footnotes to the Senior Executive Options table in this note. Options granted under the plan do not carry any dividend or voting rights.

During the year, the company issued 3,391,000 options at an exercise price of $6.50 (2006: 3,390,000 options at an exercise price of $7.21). The fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. The company has recognised $6,443,000 (2006: $6,268,000) as an expense during the year.

The amount recognised in issued capital in the financial statements of the company for the financial year represents the proceeds received from exercise of options and is as follows:

| | | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|---|
| | NOTE | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| Issued ordinary share capital | 21 | 15,034 | 4,006 | 15,034 | 4,006 |

Details of options outstanding at the beginning and the end of the financial year and movements during the year are provided in the Senior Executives Options table in this note.

**(b) Employee Share Plan**

The Origin Energy Board of Directors approved the Origin Energy Employee Share Plan (Origin Energy ESP) on 20 March 2001. All Origin Energy full-time and permanent part-time employees based in Australia with at least one year of service qualify for participation in the Origin Energy ESP. Under the Origin Energy ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the Origin Energy ESP is in effect, for no consideration. Shares are awarded under the terms of the Origin Energy ESP in recognition of the contribution employees make to the overall success of Origin Energy, based on performance hurdles established each year. The Origin Energy ESP has been established as a qualifying plan under the Income Tax Assessment Act.

Origin Energy Limited shares awarded under the Origin Energy ESP to Australian-based employees are registered as restricted shares which can not be sold for three years from the date of award. The shares awarded in the name of the qualifying employee, are not subject to forfeiture and vest at the date of award to the employee. Shares awarded under the Origin Energy ESP rank equally with other fully paid ordinary shares on issue and carry full voting and dividend rights.

To enable Origin Energy employees based in New Zealand to receive benefits similar to those of Australian-based employees, the Board of Directors has approved the Origin Energy New Zealand Employee Share Plan (New Zealand ESP). The terms and benefits awarded under the New Zealand ESP are similar to those of the Origin Energy ESP and all full-time and permanent part-time employees with at least one year of service qualify for participation in the plan. Under the New Zealand ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the New Zealand ESP is in effect, for no consideration.

Shares awarded under the New Zealand ESP are restricted shares which cannot be sold for three years from the date of award and employees may elect to either receive the shares in their name at the time of award or have the shares placed into trust. Shares received by employees in their name at the date of award are not subject to forfeiture and vest at the date of award. Shares held in trust are subject to a three year vesting period before being allocated to employees and may be forfeited if employees do not remain employees of Origin Energy for the full three year vesting period.

Separate plans and procedures, adapting for local laws, have also been implemented to enable employees not based in Australia or New Zealand to receive benefits similar to those awarded under the Origin Energy ESP and the New Zealand ESP.

No shares were awarded under the employee share plan during the year ended 30 June 2007.

## 34. Share based payments (continued)

The following table details the shares awarded under the employee share plans for the year ended 30 June 2006 and the fair value of those shares.

| | 2006 | | |
|---|---|---|---|
| DATE SHARES GRANTED | NUMBER OF SHARES GRANTED | COST PER SHARE[2] | TOTAL COST $'000 |
| 7 September 2005 | 299,821 | $7.21 | 2,161,709 |
| 1 December 2005[1] | 12,261 | $7.28 | 89,260 |
| | 312,082 | | 2,250,969 |

[1] *Shares awarded to New Zealand based employees.*

[2] *The cost per share represents the weighted average on-market purchase price of the company's shares.*

Under the New Zealand ESP, employees may elect to either receive the shares awarded to them in their name or have the shares placed in trust at the date of award. Shares placed in trust have a three year vesting period. During the year ended 30 June 2007, nil (2006: 8,211) shares were vested to the trust under the New Zealand ESP. During the year ended 30 June 2007, 9,483 (2006: 10,044) shares held in trust vested to employees, with a vesting date of 1 December 2006 and a fair value at this date of $7.64 per share. The number of shares held in trust under the New Zealand ESP as at 30 June 2007 is 21,884 (2006: 25,544).

**(c) Summary of senior executive options**

| 2007 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| GRANT DATE | FIRST EXERCISE DATE | EXPIRY DATE | EXERCISE PRICE PER OPTION[2] | HURDLE PRICE PER SHARE | BALANCE AT START OF THE YEAR | ISSUED DURING THE YEAR | EXERCISED DURING THE YEAR | LAPSED DURING THE YEAR | BALANCE AT END OF THE YEAR | VESTED AT END OF THE YEAR |
| **31 Aug 2001** | **31 Aug 2004** | **31 Aug 2006** | **$2.58** | [1] | **110,000** | **-** | **110,000** | **-** | **-** | **-** |
| **16 Dec 2001** | **16 Dec 2004** | **16 Dec 2006** | **$3.04** | [1] | **2,005,000** | **-** | **2,005,000** | **-** | **-** | **-** |
| **19 Dec 2002** | **19 Dec 2005** | **19 Dec 2007** | **$3.40** | [1] | **1,665,000** | **-** | **885,000** | **-** | **780,000** | **780,000** |
| **19 Dec 2003** | **19 Dec 2006** | **19 Dec 2008** | **$4.15** | [1] | **3,890,000** | **-** | **1,363,800** | **125,000** | **2,401,200** | **2,401,200** |
| **6 Aug 2004** | **6 Aug 2007** | **6 Aug 2009** | **$5.98** | [1] | **775,000** | **-** | **-** | **-** | **775,000** | **-** |
| **26 Nov 2004** | **26 Nov 2007** | **26 Nov 2009** | **$5.72** | [1] | **2,596,000** | **-** | **-** | **125,000** | **2,471,000** | **-** |
| **20 May 2005** | **20 May 2008** | **20 May 2010** | **$6.75** | [1] | **200,000** | **-** | **-** | **-** | **200,000** | **-** |
| **7 Sep 2005** | **7 Sep 2008** | **7 Sep 2010** | **$7.21** | [1] | **3,390,000** | **-** | **-** | **-** | **3,390,000** | **-** |
| **11 Sep 2006** | **11 Sep 2009** | **11 Sep 2011** | **$6.50** | [1] | **-** | **3,391,000** | **-** | **-** | **3,391,000** | **-** |
| | | | | | **14,631,000** | **3,391,000** | **4,363,800** | **250,000** | **13,408,200** | **3,181,200** |
| | **Key management personnel** | | | | **5,484,000** | **979,000** | **1,390,000** | **-** | **5,073,000** | **1,250,000** |
| | **Non key management personnel** | | | | **9,147,000** | **2,412,000** | **2,973,800** | **250,000** | **8,335,200** | **1,931,200** |
| | | | | | **14,631,000** | **3,391,000** | **4,363,800** | **250,000** | **13,408,200** | **3,181,200** |

## 34. Share based payments (continued)

| 2006 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| GRANT DATE | FIRST EXERCISE DATE | EXPIRY DATE | EXERCISE PRICE PER OPTION[2] | HURDLE PRICE PER SHARE | BALANCE AT START OF THE YEAR | ISSUED DURING THE YEAR | EXERCISED DURING THE YEAR | LAPSED DURING THE YEAR | BALANCE AT END OF THE YEAR | VESTED AT END OF THE YEAR |
| 31 Aug 2001 | 31 Aug 2004 | 31 Aug 2006 | $2.58 | [1] | 110,000 | – | – | – | 110,000 | 110,000 |
| 16 Dec 2001 | 16 Dec 2004 | 16 Dec 2006 | $3.04 | [1] | 2,280,000 | – | 275,000 | – | 2,005,000 | 2,005,000 |
| 19 Dec 2002 | 19 Dec 2005 | 19 Dec 2007 | $3.40 | [1] | 2,585,000 | – | 920,000 | – | 1,665,000 | 1,665,000 |
| 19 Dec 2003 | 19 Dec 2006 | 19 Dec 2008 | $4.15 | [1] | 3,890,000 | – | – | – | 3,890,000 | – |
| 6 Aug 2004 | 6 Aug 2007 | 6 Aug 2009 | $5.98 | [1] | 775,000 | – | – | – | 775,000 | – |
| 26 Nov 2004 | 26 Nov 2007 | 26 Nov 2009 | $5.72 | [1] | 2,596,000 | – | – | – | 2,596,000 | – |
| 20 May 2005 | 20 May 2008 | 20 May 2010 | $6.75 | [1] | 200,000 | – | – | – | 200,000 | – |
| 7 Sep 2005 | 7 Sep 2008 | 7 Sep 2010 | $7.21 | [1] | – | 3,390,000 | – | – | 3,390,000 | – |
| | | | | | 12,436,000 | 3,390,000 | 1,195,000 | – | 14,631,000 | 3,780,000 |
| | Key management personnel | | | | 4,645,000 | 969,000 | 130,000 | – | 5,484,000 | 1,700,000 |
| | Non key management personnel | | | | 7,791,000 | 2,421,000 | 1,065,000 | – | 9,147,000 | 2,080,000 |
| | | | | | 12,436,000 | 3,390,000 | 1,195,000 | – | 14,631,000 | 3,780,000 |

During the year ended 30 June 2007, 4,363,800 (2006: 1,195,000) options were exercised and the details of these options are included in the Summary of Senior Executive Options exercised table in this note.

[1] *The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Securities Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies. If the Origin Energy TSR exceeds the 50th percentile, 50 per cent of the options may be exercised and if it reaches the 75th percentile, 100 per cent of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via the company's website.*

[2] *Exercise prices have been adjusted to reflect the impact of the Rights Issue.*

## 34. Share based payments (continued)

**(d) Summary of senior executive options exercised**

The following table details the options exercised during the financial year and number of shares issued to employees on the exercise of options.

**2007**

| EXERCISE DATE | EXERCISE PRICE | NUMBER OF SHARES | FAIR VALUE AT DATE OF EXERCISE * |
|---|---|---|---|
| 6 Jul 2006 | $3.04 | 35,000 | $7.50 |
| 6 Jul 2006 | $3.40 | 35,000 | $7.50 |
| 30 Aug 2006 | $3.04 | 30,000 | $6.55 |
| 31 Aug 2006 | $2.58 | 110,000 | $6.67 |
| 6 Sep 2006 | $3.04 | 395,000 | $6.43 |
| 6 Sep 2006 | $3.40 | 105,000 | $6.43 |
| 14 Sep 2006 | $3.04 | 600,000 | $6.64 |
| 29 Sep 2006 | $3.40 | 25,000 | $6.67 |
| 13 Oct 2006 | $3.04 | 255,000 | $7.09 |
| 13 Oct 2006 | $3.40 | 50,000 | $7.09 |
| 19 Oct 2006 | $3.40 | 20,000 | $7.01 |
| 20 Oct 2006 | $3.04 | 50,000 | $7.16 |
| 20 Oct 2006 | $3.40 | 20,000 | $7.16 |
| 25 Oct 2006 | $3.40 | 20,000 | $7.21 |
| 30 Oct 2006 | $3.04 | 30,000 | $7.17 |
| 30 Oct 2006 | $3.40 | 30,000 | $7.17 |
| 1 Nov 2006 | $3.04 | 150,000 | $7.28 |
| 9 Nov 2006 | $3.04 | 280,000 | $7.27 |
| 9 Nov 2006 | $3.40 | 15,000 | $7.27 |
| 13 Nov 2006 | $3.40 | 10,000 | $7.30 |
| 17 Nov 2006 | $3.04 | 30,000 | $7.35 |
| 22 Nov 2006 | $3.04 | 35,000 | $7.25 |
| 4 Dec 2006 | $3.40 | 10,000 | $7.59 |
| 7 Dec 2006 | $3.04 | 35,000 | $7.68 |
| 13 Dec 2006 | $3.04 | 50,000 | $7.69 |
| 15 Dec 2006 | $3.04 | 30,000 | $8.00 |
| 15 Dec 2006 | $3.40 | 20,000 | $8.00 |
| 18 Dec 2006 | $3.40 | 45,000 | $8.16 |
| 20 Dec 2006 | $3.40 | 20,000 | $8.13 |
| 22 Dec 2006 | $4.15 | 115,600 | $8.23 |
| 27 Dec 2006 | $4.15 | 83,200 | $8.28 |
| 27 Dec 2006 | $3.40 | 15,000 | $8.28 |
| 28 Dec 2006 | $4.15 | 108,800 | $8.26 |
| 4 Jan 2007 | $4.15 | 44,800 | $8.55 |
| 12 Jan 2007 | $3.40 | 130,000 | $9.50 |
| 17 Jan 2007 | $4.15 | 95,000 | $9.62 |
| 23 Jan 2007 | $4.15 | 32,400 | $9.45 |
| 24 Jan 2007 | $4.15 | 28,800 | $9.58 |
| 5 Feb 2007 | $4.15 | 20,000 | $9.14 |
| 6 Feb 2007 | $4.15 | 160,000 | $9.32 |
| 6 Feb 2007 | $3.40 | 100,000 | $9.32 |
| 16 Feb 2007 | $4.15 | 20,000 | $8.85 |
| 20 Feb 2007 | $4.15 | 20,000 | $9.01 |
| 28 Feb 2007 | $4.15 | 180,000 | $8.86 |
| 1 Mar 2007 | $4.15 | 35,000 | $9.15 |
| 5 Mar 2007 | $4.15 | 18,000 | $9.05 |
| 5 Mar 2007 | $3.40 | 40,000 | $9.05 |
| 7 Mar 2007 | $4.15 | 71,600 | $8.65 |
| 19 Mar 2007 | $4.15 | 25,400 | $8.75 |
| 4 Apr 2007 | $3.40 | 20,000 | $8.85 |

**2007**

| EXERCISE DATE | EXERCISE PRICE | NUMBER OF SHARES | FAIR VALUE AT DATE OF EXERCISE * |
|---|---|---|---|
| 11 Apr 2007 | $3.40 | 25,000 | $8.87 |
| 11 Apr 2007 | $4.15 | 19,544 | $8.87 |
| 18 Apr 2007 | $4.15 | 30,456 | $9.04 |
| 1 May 2007 | $4.15 | 10,800 | $9.07 |
| 3 May 2007 | $3.40 | 30,000 | $8.97 |
| 3 May 2007 | $4.15 | 30,000 | $8.97 |
| 9 May 2007 | $4.15 | 7,200 | $8.95 |
| 9 May 2007 | $3.40 | 20,000 | $8.95 |
| 6 Jun 2007 | $4.15 | 40,000 | $8.85 |
| 15 Jun 2007 | $3.40 | 50,000 | $9.24 |
| 25 Jun 2007 | $3.40 | 30,000 | $9.82 |
| 28 Jun 2007 | $4.15 | 140,000 | $9.84 |
| 29 Jun 2007 | $4.15 | 27,200 | $9.94 |
| | | 4,363,800 | |

**2006**

| EXERCISE DATE | EXERCISE PRICE | NUMBER OF SHARES | FAIR VALUE AT DATE OF EXERCISE * |
|---|---|---|---|
| 7 Sep 2005 | $3.04 | 15,000 | $7.16 |
| 12 Sep 2005 | $3.04 | 15,000 | $7.02 |
| 4 Nov 2005 | $3.04 | 10,000 | $6.80 |
| 6 Dec 2005 | $3.04 | 30,000 | $7.14 |
| 21 Dec 2005 | $3.40 | 70,000 | $7.48 |
| 22 Dec 2005 | $3.40 | 90,000 | $7.45 |
| 23 Dec 2005 | $3.40 | 50,000 | $7.46 |
| 29 Dec 2005 | $3.40 | 65,000 | $7.54 |
| 18 Jan 2006 | $3.40 | 15,000 | $7.23 |
| 25 Jan 2006 | $3.40 | 20,000 | $7.30 |
| 23 Feb 2006 | $3.04 | 180,000 | $6.98 |
| 23 Feb 2006 | $3.40 | 165,000 | $6.98 |
| 28 Feb 2006 | $3.40 | 150,000 | $6.90 |
| 1 Mar 2006 | $3.40 | 15,000 | $6.82 |
| 22 Mar 2006 | $3.40 | 90,000 | $7.10 |
| 28 Mar 2006 | $3.40 | 25,000 | $7.32 |
| 31 Mar 2006 | $3.40 | 40,000 | $7.32 |
| 3 Apr 2006 | $3.40 | 25,000 | $7.40 |
| 11 Apr 2006 | $3.04 | 15,000 | $7.16 |
| 27 Apr 2006 | $3.40 | 20,000 | $7.13 |
| 1 May 2006 | $3.40 | 40,000 | $7.07 |
| 23 May 2006 | $3.04 | 10,000 | $7.09 |
| 23 May 2006 | $3.40 | 20,000 | $7.09 |
| 14 Jun 2006 | $3.40 | 20,000 | $6.67 |
| | | 1,195,000 | |

* *The fair value of the shares issued as a result of exercising options is the weighted average market share price of the shares of the company on the Australian Stock Exchange on the date the options were exercised.*

## 34. Share based payments (continued)

| | CONSOLIDATED | | ORIGIN ENERGY LIMITED | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| **(e) Expenses arising from share based payment transactions** | | | | |
| Total expenses arising from share based payment transactions recognised during the year as part of employee benefit expense were as follows: | | | | |
| Options issued under Senior Executive Option Plan | **6,443** | 6,268 | **6,443** | 6,268 |
| Shares issued under Employee Share Plans | **2,950** | 2,125 | **2,950** | 2,125 |
| | **9,393** | 8,393 | **9,393** | 8,393 |

## 35. Related party disclosures

**Controlled entities and partly owned controlled entities**

Interests held in controlled entities and partly owned controlled entities are set out in note 31.

During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal arm's length terms and conditions. Interest is charged on intercompany loan amounts at commercially comparable rates.

**Associated entities**

Interests held in associated entities are set out in note 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal arm's length commercial terms and conditions.

Origin Energy Limited and/or controlled entities have entered into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $84,026,000 (2006: $80,882,000) from Envestra for managing the networks, received $108,565,000 (2006: $91,295,000) from Envestra for management of capital expenditure on the networks, paid $184,082,000 (2006: $199,513,000) to Envestra for transporting gas through the networks, and received $8,940,000 (2006: $8,108,000) from Envestra for system use gas.

All transactions were conducted on the basis of normal arm's length commercial terms and conditions.

Refer to note 36 for key management personnel disclosures.

## 36. Key management personnel disclosures

**(a) Key management personnel compensation tables**

Refer to the Remuneration Report in the Directors' Report.

**(b) Equity instruments**

Refer to the Remuneration Report in the Directors' Report for details of the following:

(i) Options

(ii) Exercise of options granted as compensation

(iii) Options over equity instruments granted as compensation

(iv) Equity holdings and transactions

**(c) Loans and other transactions with key management personnel**

(i) Loans

Refer to the Remuneration Report in the Directors' Report.

(ii) Other transactions with the company or its controlled entities

Transactions entered into during the year with key management personnel are within normal employee, customer or supplier relationships on terms and conditions no more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Origin Energy Limited;
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan;
- terms and conditions of employment;
- reimbursement of expenses; and
- purchases of goods and services.

Certain directors of Origin Energy Limited are also directors of other companies which supply Origin Energy Limited with goods and services or acquire goods or services from Origin Energy Limited. Those transactions are made in the ordinary course of business and are approved by management within delegated limits of authority and the directors do not participate in the decisions to enter into such transactions. If the decision to enter into those transactions should require approval of the Board the director concerned will not vote upon that decision nor take part in the consideration of it.

## 37. Deed of cross guarantee

The following summarised consolidated income statement comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer notes 26 and 31), after eliminating all transactions between parties to the Deed.

| | CONSOLIDATED | |
|---|---|---|
| FOR YEAR ENDED 30 JUNE | 2007 $'000 | 2006 $'000 |
| **Summarised consolidated income statement and retained profits** | | |
| Profit before income tax expense | **365,911** | 279,202 |
| Income tax expense | **53,145** | 39,154 |
| **Profit for the year** | **312,766** | 240,048 |
| Retained earnings at the beginning of the financial year | **1,396,933** | 1,312,466 |
| Adjustment on initial adoption of AASB 132 and AASB 139, net of tax | **–** | (27,175) |
| Retained profits at the beginning of the financial year under A-IFRS | **1,396,933** | 1,285,291 |
| Dividends paid | **(158,654)** | (134,779) |
| Aggregate of amounts transferred from reserves | **(3,874)** | 6,373 |
| **Retained earnings at the end of the financial year** | **1,547,171** | 1,396,933 |

## 37. Deed of cross guarantee (continued)

| | CONSOLIDATED | |
|---|---|---|
| AS AT 30 JUNE | 2007 $'000 | 2006 $'000 |
| **BALANCE SHEET** | | |
| **Current assets** | | |
| Cash and cash equivalents | 64,719 | 60,507 |
| Trade and other receivables | 1,407,387 | 662,314 |
| Inventories | 82,348 | 62,686 |
| Other financial assets, including derivatives | 2,733,846 | 6,093 |
| Other assets | 104,539 | 241,764 |
| Assets classified as held for sale | 255,462 | – |
| **Total current assets** | 4,648,301 | 1,033,364 |
| **Non-current assets** | | |
| Trade and other receivables | 253,119 | 216,080 |
| Investments accounted for using the equity method | 24,301 | 22,473 |
| Other financial assets, including derivatives | 1,859,735 | 1,223,513 |
| Property, plant and equipment | 2,102,824 | 1,896,507 |
| Exploration and evaluation and development expenditure | 265,525 | 237,618 |
| Intangible assets | 1,984,836 | 758,127 |
| Deferred tax assets | 22,302 | 4,470 |
| Other assets | 17,632 | 66,235 |
| **Total non-current assets** | 6,530,274 | 4,425,023 |
| **Total assets** | 11,178,575 | 5,458,387 |
| **Current liabilities** | | |
| Trade and other payables | 1,278,061 | 503,313 |
| Interest-bearing liabilities | 75,186 | 42,968 |
| Other financial liabilities, including derivatives | 342,274 | 195,604 |
| Tax liabilities | 121,515 | 22,857 |
| Provisions | 89,809 | 78,546 |
| Liabilities classified as held for sale | 36,256 | – |
| **Total current liabilities** | 1,943,101 | 843,288 |
| **Non-current liabilities** | | |
| Trade and other payables | 102,686 | 141,945 |
| Interest-bearing liabilities | 2,091,045 | 1,355,506 |
| Other financial liabilities, including derivatives | 183,918 | 119,223 |
| Tax liabilities | 1,042,727 | 184,290 |
| Provisions | 159,854 | 140,781 |
| **Total non-current liabilities** | 3,580,230 | 1,941,745 |
| **Total liabilities** | 5,523,331 | 2,785,033 |
| **Net assets** | 5,655,244 | 2,673,354 |
| **Equity** | | |
| Share capital | 1,688,423 | 1,158,959 |
| Reserves | 2,419,650 | 117,462 |
| Retained earnings | 1,547,171 | 1,396,933 |
| **Total equity** | 5,655,244 | 2,673,354 |

## 38. Earnings per share

| | CONSOLIDATED 2007 | 2006 |
|---|---|---|
| **Total operations** | | |
| Basic earnings per share | **54.7 cents** | 41.9 cents |
| Diluted earnings per share | **54.4 cents** | 41.7 cents |
| **Underlying operations** | | |
| Basic earnings per share | **44.3 cents** | 42.7 cents |
| Diluted earnings per share | **44.0 cents** | 42.4 cents |
| **Continuing operations** | | |
| Basic earnings per share | **43.4 cents** | 39.6 cents |
| Diluted earnings per share | **43.1 cents** | 39.4 cents |
| **Discontinued operations** | | |
| Basic earnings per share | **11.3 cents** | 2.3 cents |
| Diluted earnings per share | **11.3 cents** | 2.3 cents |

| | 2007 NUMBER | 2006 NUMBER |
|---|---|---|
| **Weighted average number of shares used as the denominator** | | |
| Number of ordinary shares for basic earnings per share calculation | **835,770,613** | 791,873,326 |
| Effect of executive share options on issue | **4,568,874** | 4,756,339 |
| **Number of ordinary shares for diluted earnings per share calculation** | **840,339,487** | 796,629,665 |

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| **Reconciliation of earnings used in calculating basic and diluted earnings per share for total operations** | | |
| Net profit | **591,584** | 454,080 |
| Less: Profit attributable to minority interests | **(134,698)** | (122,171) |
| **Earnings used in calculating earnings per share** | **456,886** | 331,909 |
| Earnings used in calculating EPS for continuing operations | **362,179** | 313,569 |
| Earnings used in calculating EPS for discontinued operations | **94,707** | 18,340 |
| | **456,886** | 331,909 |
| **Reconciliation of earnings used in calculating basic and diluted earnings per share for underlying operations** | | |
| Net profit attributable to members of the parent entity | **456,886** | 331,909 |
| Impact of significant items included in net profit attributable to members of the parent entity: | | |
| Significant items included in profit for the year before tax (note 3(c)) | **98,151** | 1,293 |
| Income tax (expense)/benefit on significant items | **(33,759)** | 6,425 |
| Income tax benefit from reduction in New Zealand tax rates (33% to 30%) | **56,942** | – |
| Significant items after tax | **121,334** | 7,718 |
| Minority interest | **(34,610)** | (13,740) |
| Impact of significant items attributable to members of the parent entity | **86,724** | (6,022) |
| **Underlying net profit attributable to members of the parent entity** | **370,162** | 337,931 |

## 38. Earnings per share (continued)

**Information concerning the classification of securities**

**(a) Fully paid ordinary shares**

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

**(b) Share options**

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

**Information about basic and diluted EPS**

During the year 4,363,800 (2006: 1,195,000) options were exercised, forfeited or lapsed. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 1,044,408 (2006: 408,941).

Full details of these options are set out in note 34.

There were 20,000 (2006: Nil) shares issued as a result of the exercise of options between the reporting date and the completion of the financial report.

## 39. Events subsequent to balance date

Refer note 6 for dividends declared subsequent to 30 June 2007.

**Sale of remaining Networks business segment**

On 2 July 2007 Origin Energy completed the sale of its remaining Networks business segment, including a 17 per cent interest in Envestra, the asset management business and other related interests, to APA Group (including Australian Pipeline Trust and other associated businesses). The total consideration for the sale was $428,725,000. The net assets associated with the sale of the remaining Networks business segment have been disclosed as current assets and liabilities held for sale in the balance sheet as at 30 June 2007.

**Potential Offer of Preference Shares by Origin Energy Contact finance No.2 Limited**

On 13 August 2007, Origin Energy announced that Origin Energy Contact Finance No. 2 Ltd (a wholly-owned subsidiary of Origin Energy Limited) is considering making an offer of NZ$200 million preference shares with the ability to accept over subscriptions of NZ$50 million. The offer, which is expected to open on 3 September 2007, will be open for subscription by members of the New Zealand public, institutional investors and clients of NZX firms. The funds raised from this offer will be used within the Origin Energy New Zealand group of companies to re-finance existing bank debt relating to Origin Energy's 51.4 per cent investment in Contact Energy Limited. No money is currently being sought and no application for preference shares will be accepted or money received unless the subscriber has received a combined investment statement and prospectus.

**Long term gas supply agreement**

On 3 July 2007, the company announced the entry into a long term gas supply agreement with Rio Tinto Aluminium to supply up to 470 PJ of gas over 20 years from the company's coal seam gas fields from 2010.

Other than as described above, the financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

# DIRECTORS' DECLARATION

1 In the opinion of the directors of Origin Energy Limited ('the company'):

(a) the financial statements and notes, including the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the Remuneration Report in the Directors' Report, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 Directors and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

(c) the remuneration disclosures that are contained in the sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the Remuneration Report in the Directors' Report comply with the Australian Accounting Standard AASB 124 Related Party Disclosures.

(d) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and the controlled entities identified in Note 31 to the financial statements will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3 The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and the chief financial officer for the financial year ended 30 June 2007.

Signed in accordance with a resolution of the Directors:

Kevin McCann, Chairman
Director

Sydney, 29 August 2007

KPMG

## Independent auditor's report to the members of Origin Energy Limited

### Report on the financial report and AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Origin Energy Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes 1 to 39 and the directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the directors' report and not in the financial report. We have audited these remuneration disclosures.

*Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report*

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors' report.

*Auditor's responsibility*

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair

KPMG

presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Auditor's opinion on the financial report*

In our opinion:

(a) the financial report of Origin Energy Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1.

*Auditor's opinion on AASB 124 remuneration disclosures contained in the directors' report*

In our opinion the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Duncan McLennan
*Partner*
Sydney
29 August 2007

# SHARE AND SHAREHOLDER INFORMATION

Information set out below was applicable as at 21 August 2007.

**Ordinary Shares**

| SIZE OF HOLDING | NUMBER OF SHAREHOLDERS | % OF ISSUED SHARES |
|---|---|---|
| 1-1,000 | 37,719 | 2.36 |
| 1,001-5,000 | 58,161 | 15.73 |
| 5,001-10,000 | 10,846 | 8.57 |
| 10,001-100,000 | 5,656 | 12.64 |
| 100,001 and above | 208 | 60.70 |

1,837 shareholders hold less than a marketable parcel.

**Substantial shareholders**

By notice dated 23 March 2007, Barclays Group advised that it had an interest in 55,523,251 ordinary shares.

By notice dated 17 July 2007, Commonwealth Bank Group advised that it had an interest in 63,317,559 ordinary shares.

These are the only notifications current as at 21 August 2007.

| TWENTY LARGEST SHAREHOLDERS | NUMBER OF SHARES | % OF ISSUED SHARES |
|---|---|---|
| HSBC Custody Nominees (Australia) Limited | 128,219,900 | 14.70 |
| National Nominees Limited | 90,722,891 | 10.40 |
| J P Morgan Nominees Australia Limited | 85,655,176 | 9.82 |
| Citicorp Nominees Pty Limited | 76,210,714 | 8.74 |
| ANZ Nominees Limited | 21,703,405 | 2.49 |
| Cogent Nominees Pty Limited | 17,891,313 | 2.05 |
| RBC Dexia Investor Services Australia Nominees Pty Limited | 11,608,399 | 1.33 |
| UBS Nominees Pty Limited | 11,273,356 | 1.29 |
| AMP Life Limited | 10,190,245 | 1.17 |
| Queensland Investment Corporation | 10,008,189 | 1.15 |
| Suncorp Custodian Services Pty Limited | 7,228,770 | 0.83 |
| Bond Street Custodians Limited | 5,306,442 | 0.61 |
| Australian Foundation Investment Company Limited | 4,653,246 | 0.53 |
| ARGO Investments Limited | 4,629,859 | 0.53 |
| Invia Custodian Pty Limited | 4,090,637 | 0.47 |
| Perpetual Trustee Co Limited | 3,506,132 | 0.40 |
| BT Portfolio Services Limited | 3,039,108 | 0.35 |
| Australian Reward Investment Alliance | 3,034,034 | 0.35 |
| UBS Wealth Management Australia Nominees Pty Limited | 2,600,504 | 0.30 |
| Merrill Lynch (Australia) Nominees Pty Limited | 2,164,369 | 0.25 |
| | 503,736,689 | 57.76 |

**Shareholder enquiries**

For information about your shareholding, to notify a change of address, to make changes to your dividend payment instructions or for any other shareholder enquiries, you should contact Origin Energy's share registry, Link Market Services Limited on 1300 664 446. Please note that broker sponsored holders are required to contact their broker to amend their address.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on the holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at www.originenergy.com.au/investor.

**Dividends**

Origin Energy will pay a final dividend for the 2006/07 year of 11 cents per share (fully franked) on 3 October 2007.

There are several alternatives in relation to the way shareholders can elect to receive their dividends:

- by direct credit, paid into a bank, building society or credit union account in Australia or New Zealand. For payments into New Zealand bank accounts dividends will be paid in New Zealand dollars. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail; or
- by participation in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin Energy shares. Details of the DRP can be obtained at www.originenergy.com.au/investor or by contacting the share registry; or
- by cheque paid in Australian dollars.

**Tax File Number**

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

**Information on Origin Energy**

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Origin Energy's website www.originenergy.com.au is another source of information for shareholders.

**Stock exchange listing**

Origin Energy shares are traded on the Australian Securities Exchange Limited (ASX). The symbol under which Origin Energy's shares are traded is 'ORG'.

**Voting rights of members**

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

Design by theballgroup.com.au – ORIG0130 09/07

## *Our purpose*

*'We will be the leading, most trusted and admired energy provider in Australia and New Zealand.*

*We will find opportunities across the energy supply chain. We will create more value through realising the benefits of integration.*

*We will be at the forefront of sustainable practices, contributing to a positive future for our customers, our communities, our investors and ourselves.*

*Together we can make a difference.'*

### Directory

Origin Energy Limited

**Registered office**
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

**Share register**
Link Market Services Limited

Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9287 0309
Internet www.linkmarketservices.com.au
Email registrars@linkmarketservices.com.au

**Secretary**
William Hundy

**Auditor**
KPMG

**Bankers**
National Australia Bank
Westpac Banking Corporation

Origin energy

082-34934

RECEIVED
2007 OCT 16 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Origin energy

| | | | |
|---|---|---|---|
| To | Company Announcements Office | | |
| Company | Australian Stock Exchange Limited | Date | 29 August 2007 |
| From | Bill Hundy | Pages | 154 |
| Subject | **RESULTS FOR THE YEAR ENDED 30 JUNE 2007** | | |

We attach the following documents relating to Origin Energy's Results for the full-year ended 30 June 2007:

1. ASX Appendix 4E
2. Financial Statements
3. Management Discussion and Analysis
4. Directors' Report and Remuneration Report

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

# Origin Energy Limited and Controlled Entities

## Appendix 4E
30 June 2007

082-34934

# Origin Energy Limited and Controlled Entities
# Appendix 4E

| | | | | A$'m |
|---|---|---|---|---|
| **Results for announcement to the market for the year ended 30 June 2007:** | | | | |
| **Sales revenue** | up | 9.8% | to | 6,455.5 |
| **Net profit for the period attributable to members** | up | 37.7% | to | 456.9 |
| Significant items (after tax): | | | | |
| - Change in fair value of financial instruments | | | | 29.1 |
| - Sale of interest in SEA Gas Partnership | | | | 76.0 |
| - Impairment of producing assets | | | | (51.7) |
| - Termination of Mt Stuart PPA | | | | 13.7 |
| - Sun Retail one-off costs | | | | (9.6) |
| - Impact of NZ tax rate change | | | | 29.2 |
| Total significant items (after tax) attributable to members | | | | 86.7 |
| **Underlying profit for the period attributable to members** | up | 9.6% | to | 370.2 |
| **Earnings per share - Net profit attributable to members** | | | | |
| Earnings per share - basic | up | 30.5% | to | 54.7¢ |
| Earnings per share - diluted | up | 30.5% | to | 54.4¢ |
| **Earnings per share - Underlying profit attributable to members** | | | | |
| Underlying earnings per share - basic | up | 3.8% | to | 44.3¢ |
| Underlying earnings per share - diluted | up | 3.8% | to | 44.0¢ |
| Net tangible asset backing per ordinary security | up | 110.8% | to | $3.88 |

| **Dividends** | Amount per security | Franked amount per security at 30% tax |
|---|---|---|
| Final dividend declared subsequent to 30 June 2007 | 11 cents | 11 cents |
| Previous corresponding period | 9 cents | 9 cents |

Record date for determining entitlements to the dividend: 10 September 2007

**Brief explanation of the figures reported above and a discussion and analysis of the results for the year ended 30 June 2007, including other item(s) of importance not previously released to the market:**

Refer to the attached Directors' Report, Management Discussion & Analysis and Financial Statements.

Origin Energy Limited and Controlled Entities

Financial Statements for the year ended 30 June 2007

## Contents



These are the Financial Statements referred to in the Annual Report

# INCOME STATEMENTS

## Origin Energy Limited and Controlled Entities

| for year ended 30 June<br>$'000 | Note | Consolidated 2007 | | | Consolidated 2006 | | | Origin Energy Limited 2007 | Origin Energy Limited 2006 |
|---|---|---|---|---|---|---|---|---|---|
| | | Continuing operations | Discontinued operations | Total operations | Continuing operations | Discontinued operations | Total operations | Total operations | Total operations |
| Revenue | | 6,246,628 | 208,892 | 6,455,520 | 5,691,916 | 187,840 | 5,879,756 | - | - |
| Other income | | 7,483 | 8,102 | 15,585 | 31,469 | 8,254 | 39,723 | 13,429 | 15,902 |
| **Total revenue and other income** | 3(a) | 6,254,111 | 216,994 | 6,471,105 | 5,723,385 | 196,094 | 5,919,479 | 13,429 | 15,902 |
| Raw materials and consumables used, and changes in finished goods and work in progress | | 4,320,676 | 35,157 | 4,355,833 | 3,943,930 | 30,369 | 3,974,299 | - | - |
| Advertising expense | | 32,420 | 4,692 | 37,112 | 22,203 | 4,793 | 26,996 | 19 | 105 |
| Bad debts expense | | 18,539 | - | 18,539 | 14,760 | 8 | 14,768 | - | - |
| Consultancy expense | | 35,707 | 4,190 | 39,897 | 35,321 | 1,047 | 36,368 | 10,392 | 9,449 |
| Contracting expense | | 48,582 | 90,765 | 139,347 | 52,352 | 79,271 | 131,623 | 241 | 624 |
| Employee benefits expense | | 280,529 | 42,960 | 323,489 | 268,170 | 41,225 | 309,395 | 15,455 | 21,721 |
| Exploration expense | | 31,960 | - | 31,960 | 45,223 | - | 45,223 | - | - |
| Oil and gas production expense | | 59,382 | - | 59,382 | 59,254 | - | 59,254 | - | - |
| Motor vehicle expense | | 14,912 | 3,761 | 18,673 | 13,606 | 3,986 | 17,592 | 312 | 467 |
| Occupancy expense | | 34,205 | 4,475 | 38,680 | 29,590 | 3,441 | 33,031 | 429 | 691 |
| Repairs and maintenance expense | | 45,301 | 3,772 | 49,073 | 41,534 | 2,962 | 44,496 | 15 | 11 |
| Royalties expense | | 30,840 | - | 30,840 | 31,719 | - | 31,719 | - | - |
| Foreign exchange (gain)/loss relating to the funding of foreign operations | | - | - | - | - | - | - | (39,342) | 35,280 |
| Administration and other expenses | | 145,712 | 4,380 | 150,092 | 132,209 | 6,419 | 138,628 | 1,369 | 19,997 |
| **Total expenses, excluding financing costs** | | 5,098,765 | 194,152 | 5,292,917 | 4,689,871 | 173,521 | 4,863,392 | (11,110) | 88,345 |
| Share of net profits of equity accounted investees | 32 | 15,725 | 6,858 | 22,583 | 13,848 | 6,743 | 20,391 | - | - |
| **Earnings before interest, tax, depreciation, *amortisation and financial instruments* (EBITDAF)** | | **1,171,071** | **29,700** | **1,200,771** | **1,047,162** | **29,316** | **1,076,478** | **24,539** | **(72,443)** |
| Gain on sale of businesses | | - | 113,776 | 113,776 | 30,942 | - | 30,942 | - | - |
| Depreciation and amortisation expense | | (325,982) | (3,621) | (329,603) | (292,474) | (4,164) | (296,638) | (360) | (1,099) |
| Impairment of property, plant and equipment | | (73,838) | - | (73,838) | - | - | - | - | - |
| Increase/(decrease) in fair value of financial instruments | | 52,262 | - | 52,262 | (12,732) | - | (12,732) | (736) | 197 |
| Net financing (costs)/income | 3(b) | (215,174) | - | (215,174) | (174,822) | - | (174,822) | 56,425 | 68,351 |
| **Profit/(loss) before income tax** | | **608,339** | **139,855** | **748,194** | **598,076** | **25,152** | **623,228** | **79,268** | **(4,994)** |
| Income tax expense/(benefit) | 4 | 111,462 | 45,148 | 156,610 | 162,336 | 6,812 | 169,148 | 21,056 | (27,168) |
| **Profit for the year** | | **496,877** | **94,707** | **591,584** | **435,740** | **18,340** | **454,080** | **58 212** | **22,174** |
| **Attributable to:** | | | | | | | | | |
| Minority interest | 23 | 134,698 | - | 134,698 | 122,171 | - | 122,171 | - | - |
| Members of the parent entity | 23 | 362,179 | 94,707 | 456,886 | 313,569 | 18,340 | 331,909 | 58 212 | 22,174 |
| **Profit for the year** | | **496,877** | **94,707** | **591,584** | **435,740** | **18,340** | **454,080** | **58,212** | **22,174** |
| **Basic earnings per share** | 38 | **43.4 cents** | **11.3 cents** | **54.7 cents** | **39.6 cents** | **2.3 cents** | **41.9 cents** | | |
| **Diluted earnings per share** | 38 | **43.1 cents** | **11.3 cents** | **54.4 cents** | **39.4 cents** | **2.3 cents** | **41.7 cents** | | |

The income statements should be read in conjunction with the accompanying notes set out on pages 6 to 76.

# STATEMENTS OF RECOGNISED INCOME AND EXPENSE

## Origin Energy Limited and Controlled Entities

| for year ended 30 June<br>$'000 | Consolidated<br>2007 | <br>2006 | Origin Energy Limited<br>2007 | <br>2006 |
|---|---|---|---|---|
| Available for sale assets: | | | | |
| Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | - | 27,614 | - | 27,026 |
| Losses transferred to income statement | - | (1,646) | - | - |
| Valuation gain/(loss) taken to equity | 25,381 | (1,602) | 24,380 | (2,660) |
| Cash flow hedges: | | | | |
| Loss taken to equity on initial adoption of AASB 132 and AASB 139 on 1 July 2005 | - | (11,010) | - | (5,658) |
| (Gains)/losses transferred to income statement | (164,014) | 40,504 | (3,805) | 5,095 |
| Transferred to carrying amount of assets | 465 | (977) | - | - |
| Foreign currency translation (loss)/gain | (3,617) | 855 | - | - |
| Valuation gain/(loss) taken to equity | 2,363,614 | (23,361) | 13,579 | (9,028) |
| Share of increase in hedging reserves attributable to equity accounted investees | 3,237 | 3,827 | - | - |
| Net (loss)/gain on hedge of net investment in foreign subsidiary: | | | | |
| (Loss)/gain taken to equity | (37,681) | 45,162 | - | - |
| Translation of foreign operations: | | | | |
| Exchange differences taken to equity | 233,497 | (256,009) | - | - |
| Translation of cash flow hedge reserve | 3,617 | (855) | - | - |
| Net loss on transfer of interest in entities under common control | (3,874) | - | - | - |
| Actuarial (loss)/gain on defined benefit superannuation plan | (23) | 6,373 | (23) | 6,373 |
| **Net income/(expense) recognised directly in equity** | **2,420,602** | **(171,125)** | **34,131** | **21,148** |
| Profit for the year | 591,584 | 454,080 | 58,212 | 22,174 |
| **Total recognised income and expense for the year** | **3,012,186** | **282,955** | **92,343** | **43,322** |
| **Attributable to:** | | | | |
| Minority interest | 199,122 | 13,075 | - | - |
| Members of the parent entity | 2,813,064 | 269,880 | 92,343 | 43,322 |
| **Total recognised income and expense for the year** | **3,012,186** | **282,955** | **92,343** | **43,322** |

The statements of recognised income and expense should be read in conjunction with the accompanying notes set out on pages 6 to 76.
The above amounts and other movements in equity arising from transactions with owners as owners are set out in note 23.

# BALANCE SHEETS

## Origin Energy Limited and Controlled Entities

| as at 30 June<br>$'000 | Note | Consolidated 2007 | Consolidated 2006 | Origin Energy Limited 2007 | Origin Energy Limited 2006 |
|---|---|---|---|---|---|
| **Current assets** | | | | | |
| Cash and cash equivalents | | 267,574 | 309,229 | - | 6,278 |
| Trade and other receivables | 7 | 1,609,515 | 875,459 | 7,754,764 | 5,613,521 |
| Inventories | 8 | 114,212 | 101,884 | - | - |
| Other financial assets, including derivatives | 10 | 2,735,958 | 219,881 | 14,967 | 13,523 |
| Assets classified as held for sale | 5 | 255,462 | - | 175,811 | - |
| Other assets | 9 | 107,011 | 42,998 | 12,168 | 3,462 |
| **Total current assets** | | 5,089,732 | 1,549,451 | 7,957,710 | 5,636,784 |
| **Non-current assets** | | | | | |
| Trade and other receivables | 7 | 727 | 3,638 | 100,064 | 100,025 |
| Investments accounted for using the equity method | 32 | 66,091 | 78,448 | - | - |
| Other financial assets, including derivatives | 10 | 829,206 | 216,710 | 1,518,526 | 1,642,017 |
| Property, plant and equipment | 11 | 5,775,905 | 5,244,933 | 6,655 | 6,870 |
| Exploration and evaluation expenditure | 12 | 214,746 | 186,064 | - | - |
| Development expenditure | 12 | 229,865 | 128,910 | - | - |
| Intangible assets | 13 | 2,494,505 | 1,227,860 | - | - |
| Deferred tax assets | 14 | 45,047 | 5,133 | 25,355 | 7,501 |
| Other assets | 9 | 19,427 | 23,780 | 9,799 | 7,320 |
| **Total non-current assets** | | 9,675,519 | 7,115,476 | 1,660,399 | 1,763,733 |
| **Total assets** | | **14,765,251** | **8,664,927** | **9,618,109** | **7,400,517** |
| **Current liabilities** | | | | | |
| Trade and other payables | 15 | 1,539,863 | 797,162 | 4,533,001 | 3,362,755 |
| Interest-bearing liabilities | 16 | 507,339 | 511,916 | 95,436 | 238,572 |
| Other financial liabilities, including derivatives | 17 | 420,221 | 147,189 | 30,706 | 13,523 |
| Tax liabilities | 18 | 114,157 | 26,179 | 122,015 | 22,857 |
| Provisions | 19 | 108,074 | 95,297 | 13,097 | 10,922 |
| Liabilities classified as held for sale | 5 | 36,256 | - | - | - |
| **Total current liabilities** | | 2,725,910 | 1,577,743 | 4,794,255 | 3,648,629 |
| **Non-current liabilities** | | | | | |
| Trade and other payables | 15 | 107,024 | 6,460 | - | - |
| Interest-bearing liabilities | 16 | 2,718,678 | 2,207,896 | 2,070,582 | 1,492,008 |
| Other financial liabilities, including derivatives | 17 | 397,887 | 271,008 | 138,080 | 113,632 |
| Tax liabilities | 18 | 1,644,448 | 778,658 | - | - |
| Provisions | 19 | 202,048 | 177,477 | 4,225 | 4,877 |
| **Total non-current liabilities** | | 5,070,085 | 3,441,499 | 2,212,887 | 1,610,517 |
| **Total liabilities** | | **7,795,995** | **5,019,242** | **7,007,142** | **5,259,146** |
| **Net assets** | | **6,969,256** | **3,645,685** | **2,610,967** | **2,141,371** |
| **Equity** | | | | | |
| Share capital | 21 | 1,688,423 | 1,158,959 | 1,688,423 | 1,158,959 |
| Reserves | 22 | 2,287,519 | (38,008) | 83,627 | 43,030 |
| Retained earnings | 23 | 1,905,054 | 1,569,728 | 838,917 | 939,382 |
| **Total parent entity interest** | | **5,880,996** | **2,690,679** | **2,610,967** | **2,141,371** |
| Minority interest | 23 | 1,088,260 | 955,006 | - | - |
| **Total equity** | 23 | **6,969,256** | **3,645,685** | **2,610,967** | **2,141,371** |

The balance sheets should be read in conjunction with the accompanying notes set out on pages 6 to 76.

# STATEMENTS OF CASH FLOWS

## Origin Energy Limited and Controlled Entities

| for year ended 30 June<br>$'000 | Note | Consolidated 2007 | Consolidated 2006 | Origin Energy Limited 2007 | Origin Energy Limited 2006 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Cash receipts from customers | | 6,896,116 | 6,216,021 | 6,717 | 13,782 |
| Cash paid to suppliers | | (5,775,229) | (5,131,806) | (37,009) | (40,204) |
| Cash generated from/(used in) operations | | 1,120,887 | 1,084,215 | (30,292) | (26,422) |
| Dividends/distributions received from equity accounted investees | | 21,419 | 20,316 | - | - |
| Other dividends received | | 698 | 836 | - | - |
| Income taxes paid | | (164,765) | (118,788) | (83,463) | (35,361) |
| **Net cash from/(used in) operating activities** | 24(d) | 978,239 | 986,579 | (113,755) | (61,783) |
| **Cash flows from investing activities** | | | | | |
| Payments for property, plant and equipment | | (524,553) | (480,276) | (1,340) | (156) |
| Payments for exploration and producing areas of interest | | (224,562) | (199,896) | - | - |
| Acquisition of controlled entities, net of cash acquired | 24(e) | (1,239,574) | (31,174) | - | - |
| Acquisition of businesses and other assets, net of cash acquired | | (13,160) | (148,838) | - | - |
| Acquisition of other investments | | (2,782) | (940) | (2,638) | (940) |
| Repayment of loans by equity accounted investees | | 2,722 | 59,026 | - | - |
| Interest received | | 25,943 | 20,317 | 640 | 268,913 |
| Net proceeds from disposal of investments | | 5,168 | 66,848 | - | - |
| Net proceeds from disposal of controlled entities | 5(c) | 131,238 | - | - | - |
| Net proceeds from sale of non-current assets | | 2,898 | 27,872 | - | 4 |
| **Net cash (used in)/from investing activities** | | (1,836,662) | (687,061) | (3,338) | 267,821 |
| **Cash flows from financing activities** | | | | | |
| Proceeds from borrowings | | 5,296,311 | 2,808,342 | 4,745,600 | 2,808,342 |
| Repayment of borrowings | | (4,558,373) | (2,515,922) | (4,325,178) | (2,771,085) |
| Interest paid | | (248,142) | (205,506) | (122,809) | (187,728) |
| Dividends paid by the parent entity | | (117,304) | (110,657) | (117,304) | (110,657) |
| Dividends paid to minority interest | | (65,868) | (52,421) | - | - |
| Proceeds from issue of share capital | | 486,090 | 4,006 | 486,090 | 4,006 |
| Loans to controlled entities | | - | - | (10,790,513) | (7,971,709) |
| Repayment of loans by controlled entities | | - | - | 10,214,679 | 8,023,342 |
| **Net cash from/(used in) financing activities** | | 792,714 | (72,158) | 90,565 | (205,489) |
| **Net (decrease)/increase in cash and cash equivalents** | | (65,709) | 227,360 | (26,528) | 549 |
| **Cash and cash equivalents at the beginning of the year** | | 302,634 | 79,030 | 6,278 | 5,729 |
| Effect of exchange rate changes on cash | | 24,457 | (3,756) | - | - |
| **Cash and cash equivalents at the end of the year** | 24(a) | 261,382 | 302,634 | (20,250) | 6,278 |

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 6 to 76.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies

Origin Energy Limited (the "company") is a company domiciled in Australia. The consolidated financial report of the company for the year ended 30 June 2007 comprises the company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities. The consolidated financial report was approved by the Board of Directors on 29 August 2007.

**Statement of Compliance**

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (including Australian Interpretations) adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. The consolidated financial report of the consolidated entity also complies with the IFRSs and interpretations adopted by the International Accounting Standards Board.

**Basis of preparation**

The financial report is presented in Australian dollars, which is the company's functional currency and the functional currency of the majority of the consolidated entity.
The entity has not elected to early adopt any accounting standards and amendments.

The consolidated financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial assets classified as available for sale.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the consolidated financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a consolidated financial report requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report. The accounting policies have been applied consistently by all entities in the consolidated entity.

In the prior financial year the consolidated entity adopted AASB 7 *Financial Instruments: Disclosures*, AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* in accordance with the transition rules of AASB 1: *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity (note 23).

Certain comparative amounts have been reclassified to conform with the current year's presentation. In addition, the comparative income statement has been re-presented as if an operation classified as discontinued during the current period had been discontinued from the start of the comparative period (see note 5).

**Principles of consolidation**

***Subsidiaries***

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Minority interests in the equity and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the profits or losses are included only from the date control commenced or up to the date control ceased. In the company's financial statements, investments in subsidiaries are carried at cost.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Principles of consolidation (continued)**

***Associates and joint ventures (equity accounted investees)***

*Associates*

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence, but not control, over the financial and operating policies and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. The consolidated financial statements include the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

*Joint venture entities*

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the jointly controlled entity's profit or loss is recognised in the income statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in the consolidated reserves.

***Jointly controlled operations and assets***

The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

***Business combinations from entities under common control***

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the consolidated entity are accounted for by recognising the assets and liabilities acquired at the carrying amounts recognised previously in the consolidated entity's controlling shareholder's consolidated financial statements. The components of equity of the acquired entities are added to the same components within the consolidated entity equity. Any cash paid for the acquisition is recognised directly in equity.

**Segment reporting**

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

**Discontinued operation**

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

**Trade and other receivables**

Trade and other receivables are recorded at amortised cost less accumulated impairment losses.

**Inventories**

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined predominantly on the first-in-first-out basis of valuation.

**Deferred expenses**

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Impairment**

The carrying amounts of assets, other than inventories, derivatives and deferred tax assets, are reviewed at each reporting date to determine if there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated, as discussed below.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the cash-generating unit on a pro-rata basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

An impairment loss is reversed if there has been an indication that the impairment loss no longer exists and there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

**Calculation of recoverable amount**

The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables into portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of some assets is their fair value less costs to sell.

**Intangible assets**

***Goodwill***

*Business combinations prior to 31 March 1999*

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 31 March 1999 have not been reconsidered in preparing the consolidated entity's opening AASB balance sheet at 1 July 2004.

*Business combinations since 31 March 1999*

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted entities, the carrying amount of goodwill is included in the carrying amount of the investment in the equity accounted entity. Negative goodwill arising on an acquisition is recognised directly in the income statement.

***Other intangible assets***

Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

### 1. Statement of significant accounting policies (continued)

**Intangible assets (continued)**

***Research and development***

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the income statement as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

**Exploration and evaluation expenditure**

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach. All exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.

Exploration and evaluation expenditure is partially or fully capitalised where either (i) the expenditure is expected to be recouped through successful development and exploitation of the area of interest (or alternatively, by its sale) or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing, or where both conditions are met.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to development assets.

**Development assets**

The costs of oil and gas assets in the development phase are separately accounted for and include costs transferred from exploration and evaluation expenditure once technical feasibility and commercial viability of an area of interest are demonstrable, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences, the accumulated costs are transferred to producing areas of interest.

**Investments in debt and equity securities**

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other financial assets held by the consolidated entity are classified as being available for sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss.

The fair value of financial assets classified as available for sale is their quoted bid price at the balance sheet date.

Financial assets classified as available for sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to/by the consolidated entity.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Property, plant and equipment**
Items of property, plant and equipment are recorded at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

***Producing areas of interest***
The costs of oil and gas assets in production are separately accounted for and include costs transferred from exploration and evaluation expenditure, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

***Leased plant and equipment***
Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

***Self-constructed assets***
These assets are carried at cost and tested for impairment. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

***Depreciation and amortisation***
With the exception of producing areas of interest and land, depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. The average depreciation rate in the current and comparative periods are disclosed in note 11. Land is not depreciated.

**Non-current assets held for sale**
Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the consolidated entity's accounting policies. Thereafter, generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property and biological assets, which continue to be measured in accordance with the consolidated entity's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

**Finance leases**
A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

**Operating leases**
Payments made under operating leases are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the income statement as the integral part of total lease expense spread over the lease term.

**Trade and other payables**
Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at amortised cost.

**Interest-bearing liabilities**
Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statements over the period of borrowings on an effective interest basis. Interest expense is recognised in the income statements as net financing costs.

### 1. Statement of significant accounting policies (continued)

**Defined benefit superannuation plan**

The consolidated entity's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value, and the fair value of the plan assets is deducted. The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur and are presented in the statement of recognised income and expense.

**Defined contribution superannuation funds**

The consolidated entity makes contributions to a defined contribution superannuation fund. All contributions made by the consolidated entity are recognised as an expense in the income statements as incurred.

**Long-term service benefits**

The consolidated entity's net obligation in respect of long-term service benefits, other than superannuation plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the company's obligations.

**Wages, salaries, annual leave and sick leave**

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to the reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the company expects to pay as at the reporting date including related on-costs, such as workers compensation insurance and payroll tax.

**Equity-based compensation**

Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

***Senior Executive Option Plan***

The fair value of the options granted is recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

***Employee Share Plan and Executive Share Plan***

Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the balance sheet until paid and included in employee benefits expenses in the income statement.

**Provisions**

A provision is recognised in the balance sheet when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. Provisions are determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being the rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

The unwinding of the discount on the provision is recognised in the income statements as interest expense.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Provisions (continued)**

In the balance sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividend is declared, for the entire undistributed amount, regardless of the extent to which it will be paid in cash.

***Restoration, rehabilitation and dismantling***

Provisions for the estimated present value of costs relating to future restoration, rehabilitation and dismantling activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date, the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste and dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

***Onerous contracts***

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

**Share capital**

***Ordinary shares***

Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

***Dividends***

Dividends are recognised as a liability in the period in which they are declared.

**Revenue recognition**

***Revenue***

Revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the consolidated entity to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice, the above revenue recognition approach is applied to the consolidated entity's business segments as follows:

- revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- revenue from electricity and gas supplied by the Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- the Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- the revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

***Government grants***

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the consolidated entity will comply with the conditions attaching to them. Grants that compensate the consolidated entity for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the consolidated entity for the cost of an asset are deferred as unearned income until the asset is ready for use at which time they are recognised in the income statement as other income on a systematic basis over the useful life of the asset.

***Dividends***

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates and other investments are recognised when dividends are declared. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

***Interest revenue***

Interest revenue is recognised as it accrues using the effective interest method.

**Net financing costs**

Net financing costs comprise interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares and interest receivable on funds invested. Borrowing costs are expensed as incurred and included in net financing costs in the income statements.

Financing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

**Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the balance sheet. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

**Income tax**

Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

***Tax consolidation***

The company and its wholly-owned Australian resident entities formed a tax consolidated group with effect from 1 July 2003. The head entity within the tax consolidated group is Origin Energy Limited.

Tax funding arrangements amounts are recognised as inter-entity amounts, giving rise to a contribution by or distribution to equity participants to the extent they differ from the amounts assumed by the head entity from subsidiaries.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group.

The company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

**Foreign currency transactions**

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Financial statements of foreign operations**

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

**Net investment in foreign operations**

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal. In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to A-IFRS, are presented as a separate component of equity.

**Derivative financial instruments**

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and commodity price risks arising from operating, financing and investing activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations. Refer to note 29 for further details.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

**Hedging**

***Cash flow hedges***

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than described above, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

***Economic hedges***

The consolidated entity holds a number of derivative instruments for economic hedging purposes under the board approved risk management policies, which are prohibited from being designated as hedges under AASB 139. These derivatives are therefore required to be categorised as held for trading with changes in the fair value being recognised in the income statement.

***Fair value hedges***

Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in the income statement, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**Hedging (continued)**

***Hedge of net investment in foreign operations***
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

**Accounting estimates and judgements**
The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
***Restoration, rehabilitation and dismantling***
The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included earlier in this note.

***Impairment of assets***
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.
***Exploration and evaluation expenditure***
The consolidated entity's accounting policy for exploration and evaluation expenditure is set out earlier in this note. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy it is concluded that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

***Amortisation of producing areas of interest***
The carrying values of producing areas of interest are amortised on a units-of-production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

***Fair value of financial instruments***
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Refer to note 29 for further details.
***Defined benefit superannuation plan obligations***
Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations. These assumptions are discussed in note 20.
**New standards and interpretations not yet adopted**
The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:
- AASB 8 *Operating Segments* replaces the presentation requirements of segment reporting in AASB 114 *Segment Reporting*. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the company and the consolidated entity as the standard is only concerned with disclosures.

- AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*, AASB 6 *Exploration for and Evaluation of Mineral Resources*, AASB 102 *Inventories*, AASB 107 *Cash Flow Statements*, AASB 119 *Employee Benefits*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 134 *Interim Financial Reporting*, AASB 136 *Impairment of Assets*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 *Operating Segments*. This standard is only expected to impact disclosures contained within the financial report.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 1. Statement of significant accounting policies (continued)

**New standards and Interpretations not yet adopted (continued)**

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the consolidated entity's 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the consolidated entity first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e. 1 July 2004 and 1 July 2005, respectively). The potential impact on the company has not yet been determined.

- Interpretation 11 AASB 2 *Share-based Payment – Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the consolidated entity's 2008 financial report. The potential effect of the Interpretation on the company's financial report has not yet been determined.

- AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 amends AASB 2 *Share-based Payments* to insert the transitional provisions of AASB 2, previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. AASB 2007-1 is applicable for annual reporting periods beginning on or after 1 March 2007. The potential impact on the company has not yet been determined.

- Interpretation 12 *Service Concession Arrangements* addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the consolidated entity's 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must also adopt the revised Interpretation 4 *Determining when an arrangement contains a lease* and Interpretation 129 *Service Concession Arrangements: Disclosures*.

- AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 117 *Leases*, AASB 118 *Revenue*, AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, AASB 121 *The Effects of Changes in Foreign Exchange Rates*, AASB 127 *Consolidated and Separate Financial Statements*, AASB 131 *Interests in Joint Ventures*, and AASB 139 *Financial Instruments: Recognition and Measurement*. AASB 2007-2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 *Service Concession Arrangements*.

- AASB 123 (revised) *Borrowing Costs* requires the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are immediately recognised as expenses. This Standard is applicable to annual reporting periods beginning on or after 1 January 2009. The potential impact on the company has not yet been determined.

- AASB 2007-6 Amendments to Australian Accounting Standards arising from revised AASB 123 makes amendments to AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 101 *Presentation of Financial Statements*, AASB 107 *Cash Flow Statements*, AASB 111 *Construction Contracts*, AASB 116 *Property, Plant and Equipment* & AASB 138 *Intangible Assets* and Interpretations 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities* & 12 *Service Concession Arrangements*. This Standard is applicable to annual reporting periods beginning on or after 1 January 2009 and is applied when AASB 123 is applied. The potential impact on the company of applying the above has not yet been determined.

- AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 *Australian Additions to, and Deletions from, IFRSs* and Other Amendments makes amendments to AASBs 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038. These amendments arise as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment. This Standard is applicable to annual reporting periods beginning on or after 1 July 2007. The potential impact on the company has not yet been determined.

- AASB 2007-7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128. These amendments follow the issuance, in April 2007, of AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments. This Standard is applicable to annual reporting periods beginning on or after 1 July 2007. The potential impact on the company has not yet been determined.

- Interpretation 13 *Customer Loyalty Programmes* gives guidance on the accounting by an entity for customer loyalty award credits granted to its customers as part of a sales transaction and which, subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services. This Interpretation is applicable to annual reporting periods beginning on or after 1 July 2008. The potential impact on the company has not yet been determined.

- Interpretation 14 *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* provides general guidance on how to assess the limit in AASB 119 Employee Benefits paragraph 58 on the amount of the surplus that can be recognised as an asset by an employer sponsor. It also explains how the defined benefit surplus (asset) or deficiency (liability) recognised by an employer sponsor may be affected when there is a statutory or contractual minimum funding requirement. This Interpretation is applicable to annual reporting periods beginning on or after 1 January 2008. The potential impact on the company has not yet been determined.

| 2. Segments<br>(a) Primary reporting<br>- geographical segments | Australia * ^ | | New Zealand ** | | Consolidated | |
|---|---|---|---|---|---|---|
| | 2007<br>$'000 | 2006<br>$'000 | 2007<br>$'000 | 2006<br>$'000 | 2007<br>$'000 | 2006<br>$'000 |
| **Revenue** | | | | | | |
| **Total segment revenue** | 4,632,653 | 3,720,772 | 1,822,867 | 2,158,984 | 6,455,520 | 5,879,756 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | **721,883** | **567,674** | **478,888** | **508,804** | **1,200,771** | **1,076,478** |
| Depreciation and amortisation expense | (203,234) | (171,657) | (126,369) | (124,981) | (329,603) | (296,638) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | 32,834 | (20,687) | (705) | 524 | 32,129 | (20,163) |
| Gain on sale of businesses | 113,776 | - | - | 30,942 | 113,776 | 30,942 |
| Impairment of property, plant and equipment | (73,838) | - | - | - | (73,838) | - |
| **Earnings before interest and tax (EBIT)** | 591,421 | 375,330 | 351,814 | 415,289 | **943,235** | **790,619** |
| Net financing costs | | | | | (215,174) | (174,822) |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | | 20,133 | 7,431 |
| **Profit before income tax** | | | | | **748,194** | **623,228** |
| Income tax expense | | | | | (156,610) | (169,148) |
| **Profit for the year** | | | | | **591,584** | **454,080** |
| Share of net profits of equity accounted investees | 19,710 | 18,409 | 2,873 | 1,982 | 22,583 | 20,391 |
| Significant other non-cash expenses | 19,114 | 13,160 | 10,730 | 10,805 | 29,844 | 23,965 |
| Acquisitions of non-current assets (includes capital expenditure) | 1,796,975 | 736,850 | 229,932 | 159,742 | 2,026,907 | 896,592 |

**2. Segments (continued)**
**(a) Primary reporting**
**- geographical segments (continued)**

| | Australia * ^ | | New Zealand ** | | Consolidated | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Assets** | | | | | | |
| Segment assets | 9,900,410 | 4,313,243 | 4,486,129 | 3,958,874 | 14,386,539 | 8,272,117 |
| Investments accounted for using the equity method | 60,451 | 73,867 | 5,640 | 4,581 | 66,091 | 78,448 |
| **Total segment assets** | 9,960,861 | 4,387,110 | 4,491,769 | 3,963,455 | 14,452,630 | 8,350,565 |
| Cash and current and deferred tax assets | | | | | 312,621 | 314,362 |
| **Total assets** | | | | | 14,765,251 | 8,664,927 |
| **Liabilities** | | | | | | |
| Segment liabilities | 2,074,441 | 1,075,026 | 590,427 | 419,567 | 2,664,868 | 1,494,593 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | | 5,131,127 | 3,524,649 |
| **Total liabilities** | | | | | 7,795,995 | 5,019,242 |

* The Australian geographic segment includes operations in Australia and the Pacific.
** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities.
^ The Australian geographic segment includes the operations of the discontinued Networks business segment as disclosed in the secondary segment reporting note (refer note 2(b)).

| **2. Segments (continued)**<br>**(b) Secondary reporting**<br>**- business segments** | **Exploration & Production** | | **Retail** | | **Generation** | | **Networks (discontinued) ^** | | **Contact Energy** | | **Consolidated** | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 ** | 2007 | 2006 ** | 2007 | 2006 ** | 2007 | 2006 | 2007 | 2006 ** |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Revenue** | | | | | | | | | | | | |
| Total revenue | 484,178 | 434,943 | 4,081,585 | 3,205,951 | 122,161 | 96,239 | 208,892 | 187,840 | 1,739,694 | 2,074,755 | 6,636,510 | 5,999,728 |
| Intersegment sales elimination * | (145,092) | (90,977) | - | - | (35,898) | (28,995) | - | - | - | - | (180,990) | (119,972) |
| **Total segment revenue** | 339,086 | 343,966 | 4,081,585 | 3,205,951 | 86,263 | 67,244 | 208,892 | 187,840 | 1,739,694 | 2,074,755 | 6,455,520 | 5,879,756 |
| **Earnings before interest, tax, depreciation, amortisation and financial instruments (EBITDAF)** | **254,417** | **208,824** | **341,169** | **291,968** | **98,543** | **58,404** | **29,700** | **29,316** | **476,942** | **487,966** | **1,200,771** | **1,076,478** |
| Depreciation and amortisation expense | (134,687) | (106,428) | (50,043) | (44,063) | (19,759) | (22,996) | (3,621) | (4,164) | (121,493) | (118,987) | (329,603) | (296,638) |
| Change in fair value of non-financing cost related financial instruments increase/(decrease) | (4,692) | (3,421) | 37,526 | (17,266) | - | - | - | - | (705) | 524 | 32,129 | (20,163) |
| Gain on sale of businesses | - | - | - | - | - | - | 113,776 | - | - | 30,942 | 113,776 | 30,942 |
| Impairment of property, plant and equipment | (73,838) | - | - | - | - | - | - | - | - | - | (73,838) | - |
| **Earnings before interest and tax (EBIT)** | 41,200 | 98,975 | 328,652 | 230,639 | 78,784 | 35,408 | 139,855 | 25,152 | 354,744 | 400,445 | **943,235** | **790,619** |
| Net financing costs | | | | | | | | | | | (215,174) | (174,822) |
| Change in fair value of financing cost related financial instruments increase/(decrease) | | | | | | | | | | | 20,133 | 7,431 |
| **Profit before income tax** | | | | | | | | | | | **748,194** | **623,228** |
| Income tax expense | | | | | | | | | | | (156,610) | (169,148) |
| **Profit for the year** | | | | | | | | | | | **591,584** | **454,080** |
| Share of net profits of equity accounted investees | - | - | 27 | 91 | 12,852 | 11,666 | 6,858 | 6,743 | 2,846 | 1,891 | 22,583 | 20,391 |
| Significant other non-cash expenses | 3,511 | 4,700 | 19,221 | 12,526 | 1,858 | 1,199 | 853 | 1,064 | 4,401 | 4,476 | 29,844 | 23,965 |
| Acquisitions of non-current assets (includes capital expenditure) | 470,343 | 662,453 | 1,328,823 | 97,291 | 88,977 | 17,431 | 13,088 | - | 125,676 | 119,417 | 2,026,907 | 896,592 |

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

| 2. SEGMENTS (continued)<br>(b) Secondary reporting<br>- business segments (continued) | Exploration & Production | | Retail | | Generation | | Networks (discontinued) ^ | | Contact Energy | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 ** | 2007 | 2006 ** | 2007 | 2006 ** | 2007 | 2006 ** | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Assets** | | | | | | | | | | | | |
| Segment assets | 2,192,607 | 1,985,838 | 7,234,274 | 1,932,680 | 395,894 | 311,445 | 255,462 | 219,533 | 4,308,302 | 3,822,621 | 14,386,539 | 8,272,117 |
| Investments accounted for using the equity method | - | - | - | 148 | 60,451 | 56,498 | - | 17,369 | 5,640 | 4,433 | 66,091 | 78,448 |
| **Total segment assets** | 2,192,607 | 1,985,838 | 7,234,274 | 1,932,828 | 456,345 | 367,943 | 255,462 | 236,902 | 4,313,942 | 3,827,054 | 14,452,630 | 8,350,565 |
| Cash and current and deferred tax assets | | | | | | | | | | | 312,621 | 314,362 |
| **Total assets** | | | | | | | | | | | 14,765,251 | 8,664,927 |
| **Liabilities** | | | | | | | | | | | | |
| Segment liabilities | 246,774 | 327,891 | 1,801,584 | 726,998 | 26,247 | 21,402 | 36,256 | 33,838 | 554,007 | 384,464 | 2,664,868 | 1,494,593 |
| Interest-bearing liabilities and related derivatives and current and deferred tax liabilities | | | | | | | | | | | 5,131,127 | 3,524,649 |
| **Total liabilities** | | | | | | | | | | | 7,795,995 | 5,019,242 |

- Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.
  A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates.
  The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
  The Exploration and Production segment sells gas and LPG to the Retail segment.

** June 2006 comparative amounts have been restated to present the discontinued Networks business segment separately from continuing operations. Refer note 5 for a discussion of the discontinued Networks business segment.

^ The results of discontinued operations are included in note 5.

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.

| **Business segments:** | **Products and services:** |
|---|---|
| Exploration & Production | Natural gas and oil exploration and production in Australia and New Zealand. |
| Retail | Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand. |
| Generation | Natural gas-fired cogeneration and power generation in Australia. |
| Networks (discontinued) | Infrastructure investment and management services in Australia. |
| Contact Energy | Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand. |

## Origin Energy Limited and Controlled Entities

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| **3. Profit** | | | | |
| **(a) Revenue and other income** | | | | |
| **Revenue** | | | | |
| Revenue from sale of goods | 6,244,314 | 5,691,762 | - | - |
| Revenue from rendering of services | 2,314 | 154 | - | - |
| **Total revenue from continuing operations** | 6,246,628 | 5,691,916 | - | - |
| Revenue from discontinued operations | 208,892 | 187,840 | - | - |
| **Total revenue** | 6,455,520 | 5,879,756 | - | - |
| **Other income** | | | | |
| Dividends received from other parties | 697 | 836 | 1,287 | - |
| Other distributions received | - | - | 5,773 | 7,129 |
| Net (loss)/gain on sale of other assets | (1,774) | 15,702 | - | 4 |
| Net foreign exchange (loss)/gain | (152) | 1,021 | - | - |
| Government grants/subsidies | 427 | 1,178 | - | - |
| Other | 8,285 | 12,732 | 6,369 | 8,769 |
| **Total other income from continuing operations** | 7,483 | 31,469 | 13,429 | 15,902 |
| Other revenue from discontinued operations | 8,102 | 8,254 | - | - |
| **Total other income** | 15,585 | 39,723 | 13,429 | 15,902 |
| **Total revenue and other income** | 6,471,105 | 5,919,479 | 13,429 | 15,902 |
| **(b) Net financing costs** | | | | |
| **Interest income** | | | | |
| Wholly owned controlled entities | - | - | 312,868 | 268,674 |
| Associated entities | 2 | 602 | - | - |
| Other parties | 24,250 | 17,030 | 640 | 240 |
| | 24,252 | 17,632 | 313,508 | 268,914 |
| **Interest expense** | | | | |
| Wholly owned controlled entities | - | - | 121,845 | 102,845 |
| Other parties | 224,487 | 179,718 | 129,194 | 92,550 |
| On unwinding of discount on provisions | 14,926 | 12,122 | 6,044 | 5,168 |
| Finance charges on capitalised leases | 13 | 614 | - | - |
| | 239,426 | 192,454 | 257,083 | 200,563 |
| **Total net financing (costs)/income** | (215,174) | (174,822) | 56,425 | 68,351 |
| **Financing costs capitalised** | 30,003 | 27,189 | - | - |
| **(c) Significant income/(expense) items included in profit for the year** | | | | |
| Increase/(decrease) in fair value of financial instruments | 52,262 | (12,732) | (736) | 197 |
| Impairment of property, plant and equipment | (73,838) | - | - | - |
| Gain on sale of businesses [1] | 113,776 | 30,942 | - | - |
| Termination of Mt Stuart PPA | 19,589 | - | - | - |
| Sun Retail one-off costs | (13,638) | - | - | - |
| Proposed dual-listed-company expense | - | (16,917) | - | (9,200) |
| **Total significant items (before income tax)** | 98,151 | 1,293 | (736) | (9,003) |

Income tax expense for the year ended 30 June 2007 included a tax benefit amount of $56,942,000 relating to the reduction in New Zealand tax rates from 33 per cent to 30 per cent (refer note 4).

[1] The gain on sale of business for the year ended 30 June 2007 of $113,776,000 related to the sale of the consolidated entity's interest in the SEA Gas partnership. The gain on sale was disclosed as part of the discontinued Networks business segment (refer note 5). The gain on sale in 2006 related to the sale of the consolidated entity's interest in Valley Power.

## Origin Energy Limited and Controlled Entities

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| **4. Income tax expense/(benefit)** | | | | |
| Current tax expense | 256,053 | 211,456 | 28,702 | 63,617 |
| Deferred tax benefit | (90,724) | (35,016) | (8,180) | (90,422) |
| (Over)/under provided in prior years | (8,719) | (7,292) | 534 | (363) |
| **Total income tax expense/(benefit) in income statements** | 156,610 | 169,148 | 21,056 | (27,168) |
| **Reconciliation between tax expense and pre-tax net profit** | | | | |
| Profit/(loss) before income tax | 748,194 | 623,228 | 79,268 | (4,994) |
| Income tax using the domestic corporation tax rate of 30% (2006:30%) | | | | |
| Prima facie income tax expense on pre-tax accounting profit : | | | | |
| - at Australian tax rate of 30% | 224,458 | 186,968 | 23,780 | (1,498) |
| - adjustment for difference between Australian and overseas tax rates | 8,537 | 9,987 | - | - |
| Income tax expense on pre-tax accounting profit at standard rates | 232,995 | 196,955 | 23,780 | (1,498) |
| Increase in income tax expense due to: | | | | |
| Share based payments expense | 1,932 | 1,880 | 1,932 | 1,880 |
| Non-deductible redeemable preference share expense | - | 4,436 | - | - |
| Decrease in income tax expense due to: | | | | |
| Share of net profits of associates | (2,392) | (1,932) | - | - |
| Gain on disposal of Valley Power | - | (9,828) | - | - |
| Net unrealised foreign exchange gain | - | - | 11,281 | (12,130) |
| Recognition of change in net tax loss position | (13,433) | (16,532) | (10,481) | (12,496) |
| Other | 3,169 | 1,461 | (5,990) | (2,561) |
| | (10,724) | (20,515) | (3,258) | (25,307) |
| (Over)/under provided in prior years - current and deferred | (8,719) | (7,292) | 534 | (363) |
| Reduction in tax rates New Zealand (33% to 30%) | (56,942) | - | - | - |
| Income tax expense/(benefit) on pre-tax net profit | 156,610 | 169,148 | 21,056 | (27,168) |
| **Attributable to:** | | | | |
| Continuing operations | 111,462 | 162,336 | 21,056 | (27,168) |
| Discontinued operations: | | | | |
| Gain on disposal of discontinued operations | 37,809 | - | - | - |
| Profit from ordinary activities of the discontinued operations | 7,339 | 6,812 | - | - |
| | 45,148 | 6,812 | - | - |
| Income tax expense/(benefit) on pre-tax net profit | 156,610 | 169,148 | 21,056 | (27,168) |
| **Deferred tax movements recognised directly in equity** | | | | |
| Fair value of associates (including foreign currency translation) | 1,173 | (674) | - | - |
| Fair value of available for sale financial assets | 10,449 | 10,442 | 10,449 | 10,442 |
| Financial instruments at fair value (including foreign currency translation) | 941,234 | (474) | 4,189 | 15,053 |
| Property, plant and equipment (including foreign currency translation) | 59,732 | (66,013) | - | - |
| Provisions (including foreign currency translation) | (365) | 554 | - | - |
| Other items (including foreign currency translation) | (2,151) | 7,300 | (2,034) | 5,790 |
| Relating to opening adjustments on application of new accounting policies at 1 July 2005 | - | 3,322 | - | (19,163) |
| | 1,010,072 | (45,543) | 12,604 | 12,122 |

**5. Discontinued operation**

In April 2007 the consolidated entity entered into an agreement to sell the Networks business segment to the APA Group (including Australian Pipeline Trust and other associated businesses) for consideration of $561.9 million. The Networks business segment included Origin Energy Asset Management, a 17 per cent interest in Envestra, a 33.3 per cent interest in the SEA Gas Pipeline and a number of other assets. The sale of the Networks business segment was completed in two tranches. The first tranche (which incorporated the consolidated entity's share of the SEA Gas Partnership) was completed on 29 June 2007 and the profit on disposal of this investment has been recorded in the current period results.

The second tranche, which incorporated the sale of the remaining Networks business segment and assets, was completed on 2 July 2007 and the profit and loss on disposal of this tranche will be recorded in the financial year ending 30 June 2008.
The Networks business segment was not disclosed as a discontinued operation or classified as held for sale as at 30 June 2006, however, the comparative income statement has been restated to present the discontinued Networks business segment separately from continuing operations.

The income statement for discontinued operations incorporates the operating results for the Networks business segment and the profit on sale of the consolidated entity's interest in the SEA Gas Partnership.

| | Consolidated | |
|---|---|---|
| | 2007 $'000 | 2006 $'000 |
| **(a) Effect of discontinued operations on the Income Statement of the consolidated entity** | | |
| Operating results before tax | 26,079 | 25,152 |
| Profit on disposal of 33.3% interest in the SEA Gas Pipeline | 113,776 | - |
| **Profit before income tax** | 139,855 | 25,152 |
| Income tax expense | 45,148 | 6,812 |
| **Net profit after tax** | 94,707 | 18,340 |
| **(b) Cash flows from discontinued operations** | | |
| Net cash from operating activities | 31,194 | 30,226 |
| Net cash from investing activities | 128,287 | 48,434 |
| Net cash from financing activities | - | - |
| **Net cash from discontinued operations** | 159,481 | 78,660 |

**(c) Effect of the disposal on the financial position of the consolidated entity for period ended 30 June 2007**

| | 2007 $'000 |
|---|---|
| **Net assets disposed of:** | |
| Investments accounted for using the equity method | 17,462 |
| Consideration received - cash (net of disposal costs) | 131,238 |

**(d) Assets and liabilities classified as held for sale**

The second tranche of the Networks business segment disposal, being the disposal of Origin Energy Asset Management business, a 17 per cent interest in Envestra and a number of other assets settled on 2 July 2007 and the profit on disposal will be recorded in the financial year ending 30 June 2008.
The assets and liabilities applicable to the remaining Networks business segment have been separately disclosed in the consolidated balance sheet as current assets and current liabilities held for sale as at 30 June 2007.

| **Assets classified as held for sale** | 2007 $'000 |
|---|---|
| Trade and other receivables | 24,468 |
| Inventories | 2,821 |
| Other financial assets, including derivatives [(1)] | 175,811 |
| Investments accounted for using the equity method | 976 |
| Property, plant and equipment | 44,012 |
| Intangible assets | 5,843 |
| Other assets | 1,531 |
| | 255,462 |
| **Liabilities classified as held for sale** | |
| Trade and other payables | 21,376 |
| Provisions | 14,880 |
| | 36,256 |

[(1)] This has also been classified as held for sale in the company.

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **6. Dividends** | | | | | |
| **(a) Dividend reconciliation** | | | | | |
| Final dividend of 9 cents per share, fully franked at 30%, paid 29 September 2006 (2006: Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005) | | 71,697 | 63,334 | 71,697 | 63,334 |
| Interim dividend of 10 cents per share, fully franked at 30%, paid 30 March 2007 (2006: Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006) | | 86,957 | 71,445 | 86,957 | 71,445 |
| | 23 | 158,654 | 134,779 | 158,654 | 134,779 |
| **(b) Subsequent event** | | | | | |
| Since the end of the financial year, the directors have declared a final dividend of 11 cents per share, fully franked at 30%, payable 3 October 2007 | | 95,952 | | 95,952 | |

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

**(c) Dividends per share**

| | Consolidated 2007 | Consolidated 2006 | Origin Energy Limited 2007 | Origin Energy Limited 2006 |
|---|---|---|---|---|
| **Dividends paid or provided for during the reporting period** | | | | |
| Current year interim franked dividend per share | 10.0 cents | 9.0 cents | 10.0 cents | 9.0 cents |
| Previous final year franked dividend per share | 9.0 cents | 8.0 cents | 9.0 cents | 8.0 cents |
| **Dividends proposed and not recognised as a liability** | | | | |
| Franked dividend per share | 11.0 cents | | 11.0 cents | |

**(d) Dividend franking account**

30% franking credits available to shareholders of Origin Energy Limited for subsequent financial years amount to $25,496,000 (2006: $33,250,000).

The above available amount is based on the balance of the dividend franking account at year end adjusted for:
(a) franking credits that will arise from the payment of current income tax liabilities;
(b) franking debits that will arise from the payment of dividends provided at year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.
The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| **7. Trade and other receivables** | | | | |
| **Current** | | | | |
| Trade and accrued receivables [1] | 1,072,255 | 759,271 | 1,678 | 2,116 |
| Receivables due from equity accounted entities and related parties | 23,811 | 21,862 | - | - |
| | 1,096,066 | 781,133 | 1,678 | 2,116 |
| Receivables due from wholly owned controlled entities | - | - | 7,752,812 | 5,611,105 |
| Other debtors (including joint venture debtors) [1] | 513,449 | 94,326 | 274 | 300 |
| | 1,609,515 | 875,459 | 7,754,764 | 5,613,521 |
| **Non-current** | | | | |
| Receivables due from wholly owned controlled entities | - | - | 100,000 | 100,000 |
| Receivables from equity accounted entities [1] | 2 | 3 | - | - |
| Other | 725 | 3,635 | 64 | 25 |
| | 727 | 3,638 | 100,064 | 100,025 |

[1] Impairment losses recognised and included in these receivable amounts are $21,518,000 for 30 June 2007 and $14,346,000 for 30 June 2006.

Receivables denominated in currencies other than the functional currency comprise $201,702,000 of trade receivables denominated in New Zealand dollars (2006: $190,116,000) and $6,704,000 of trade receivables denominated in US dollars (2006: $6,524,000).

The consolidated entity's policy requires trade debtors to pay in accordance with agreed payment terms. Depending on the customer segment, the settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheet. The average age of trade receivables is 23 days (2006: 25 days).

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **8. Inventories** | | | | | |
| Raw materials and stores at cost | | 61,097 | 62,796 | - | - |
| Finished goods at cost | | 52,522 | 38,707 | - | - |
| Work in progress at cost | | 593 | 381 | - | - |
| | | 114,212 | 101,884 | - | - |

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **9. Other assets** | | | | | |
| **Current** | | | | | |
| Prepayments | | 38,680 | 34,246 | 8,264 | 3,462 |
| Deposits | | 14,247 | 2,395 | - | - |
| Deferred expenses | | 5,112 | 885 | 3,904 | - |
| Environmental scheme certificates | | 48,972 | 5,472 | - | - |
| | | 107,011 | 42,998 | 12,168 | 3,462 |
| **Non-current** | | | | | |
| Deferred expenses | | 7,958 | 15,127 | - | - |
| Defined benefit superannuation surplus | 20(b) | 9,799 | 7,320 | 9,799 | 7,320 |
| Prepayments | | 1,670 | 1,333 | - | - |
| | | 19,427 | 23,780 | 9,799 | 7,320 |

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **10. Other financial assets, including derivatives** | | | | | |
| **Current** | | | | | |
| Derivative financial instruments | 29 | 2,718,932 | 210,869 | 14,967 | 13,523 |
| Financial assets at fair value through profit and loss | | - | 6,093 | - | - |
| Available for sale financial assets | | 17,026 | 2,919 | - | - |
| | | 2,735,958 | 219,881 | 14,967 | 13,523 |
| **Non-current** | | | | | |
| Derivative financial instruments | 29 | 789,422 | 45,894 | 10,178 | 2,388 |
| Investments in controlled entities at cost | | - | - | 1,472,202 | 1,472,199 |
| **Available for sale financial assets** | | | | | |
| Listed shares | | 36,146 | 11,559 | 36,146 | 11,559 |
| Listed stapled securities * | | - | 155,871 | - | 155,871 |
| Other corporations | | 3,638 | 3,386 | - | - |
| | | 39,784 | 170,816 | 36,146 | 167,430 |
| | | 829,206 | 216,710 | 1,518,526 | 1,642,017 |

* The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions. This investment formed part of the discontinued Networks operation and was sold subsequent to year end and the carrying value of the investment has been transferred to the current assets classified as held for sale on the balance sheet as at 30 June 2007 (refer note 5).

## Origin Energy Limited and Controlled Entities

### 11. Property, plant and equipment

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| **Generation property, plant and equipment** | | | | |
| At cost | 3,918,160 | 3,476,708 | - | - |
| Less: Accumulated depreciation | 417,871 | 270,064 | - | - |
| | 3,500,289 | 3,206,644 | - | - |
| **Other land and buildings** | | | | |
| At cost | 99,434 | 106,394 | - | - |
| Less: Accumulated depreciation and amortisation | 14,482 | 14,319 | - | - |
| | 84,952 | 92,075 | - | - |
| **Other plant and equipment** | | | | |
| At cost | 2,728,311 | 2,393,638 | 9,657 | 9,050 |
| Less: Accumulated depreciation | 1,024,120 | 868,259 | 3,002 | 2,180 |
| | 1,704,191 | 1,525,379 | 6,655 | 6,870 |
| **Producing areas of interest** | | | | |
| At cost | 977,493 | 841,568 | - | - |
| Less: Accumulated amortisation | 491,020 | 420,733 | - | - |
| | 486,473 | 420,835 | - | - |
| | 5,775,905 | 5,244,933 | 6,655 | 6,870 |

| Class of asset | Average depreciation/ amortisation rates | |
|---|---|---|
| Generation property, plant and equipment | 3.3% | 3.4% |
| Other buildings | 2.5% | 2.5% |
| Other plant and equipment | 5.0% | 4.9% |
| Producing areas of interest | 7.7% | 7.9% |

**11. Property, plant and equipment (continued)**

**Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment are set out below.

| | 2007 $'000 | | | | |
|---|---|---|---|---|---|
| | Generation property, plant and equipment | Other land and buildings | Other plant and equipment | Producing areas of interest | Total |
| **Consolidated** | | | | | |
| Carrying amount at the beginning of the financial year | 3,206,644 | 92,075 | 1,525,379 | 420,835 | 5,244,933 |
| Additions | 105,510 | 1,953 | 387,768 | 110,345 | 605,576 |
| Disposals | (1,733) | (1,373) | (1,333) | - | (4,439) |
| Additions through acquisition of entities/operations | - | 1,075 | 21,104 | - | 22,179 |
| Depreciation/amortisation expense | (123,685) | (1,233) | (128,375) | (70,288) | (323,581) |
| Exploration and development costs | - | - | - | (11,353) | (11,353) |
| Impairment loss # | - | - | (73,838) | - | (73,838) |
| Transfers including from exploration and development expenditure | - | (8,756) | 8,756 | 36,934 | 36,934 |
| Transfers to assets held for sale (note 5) | - | (551) | (43,461) | - | (44,012) |
| Foreign currency exchange differences | 313,553 | 1,762 | 8,191 | - | 323,506 |
| Carrying amount at the end of the financial year | 3,500,289 | 84,952 | 1,704,191 | 486,473 | 5,775,905 |
| **Origin Energy Limited** | | | | | |
| Carrying amount at the beginning of the financial year | - | - | 6,870 | - | 6,870 |
| Additions | - | - | 745 | - | 745 |
| Depreciation/amortisation expense | - | - | (960) | - | (960) |
| Carrying amount at the end of the financial year | - | - | 6,655 | - | 6,655 |

| | 2006 $'000 | | | | |
|---|---|---|---|---|---|
| | Generation property, plant and equipment | Other land and buildings | Other plant and equipment | Producing areas of interest | Total |
| **Consolidated** | | | | | |
| Carrying amount at the beginning of the financial year | 3,577,602 | 89,768 | 1,234,394 | 263,349 | 5,165,113 |
| Additions | 104,133 | 7,175 | 456,051 | 120,359 | 687,718 |
| Disposals | (46) | (974) | (64,958) | (6,978) | (72,956) |
| Additions through acquisition of entities/operations | - | 184 | 17,835 | 38,325 | 56,344 |
| Depreciation/amortisation expense | (124,485) | (1,984) | (108,340) | (58,459) | (293,268) |
| Exploration and development costs | - | - | - | (40,704) | (40,704) |
| Transfers including from exploration and development expenditure | - | - | - | 104,943 | 104,943 |
| Foreign currency exchange differences | (350,560) | (2,094) | (9,603) | - | (362,257) |
| Carrying amount at the end of the financial year | 3,206,644 | 92,075 | 1,525,379 | 420,835 | 5,244,933 |
| **Origin Energy Limited** | | | | | |
| Carrying amount at the beginning of the financial year | - | - | 8,463 | - | 8,463 |
| Additions | - | - | 586 | - | 586 |
| Disposals | - | - | (1,080) | - | (1,080) |
| Depreciation/amortisation expense | - | - | (1,099) | - | (1,099) |
| Carrying amount at the end of the financial year | - | - | 6,870 | - | 6,870 |

# Impairment loss

During the financial year ended 30 June 2007 the consolidated entity reviewed the carrying amount of its assets. The review led to the recognition of an impairment loss of $73,838,000 in relation to the Onshore Otway Basin assets and the Cooper Basin assets in the Exploration & Production business segment. The impairment loss has been recognised in the profit and loss, included in the line item Impairment of property, plant and equipment in the income statement. The recoverable amount of the relevant assets has been determined on the basis of their fair value less costs to sell using a discounted cash flow methodology. The discount rate used for the Onshore Otway Basin assets was 11.4 per cent and for the Cooper Basin assets was 11.0 per cent; these discount rates were the same as the discount rates used in measuring the fair value less costs to sell in the prior year.

An impairment of $8,538,000 was recognised in relation to the Onshore Otway Basin assets due to the cessation of production from the Ladbroke Grove field and the impending final production from the Katnook field. An impairment of $65,300,000 was recognised in relation to the Cooper Basin assets as a result of a sustained increase in operating and capital expenditure associated with the field.

The impairment losses outlined above relate to the Australian reporting segment.

## Origin Energy Limited and Controlled Entities

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| **12. Exploration, evaluation and development expenditure** | | | | |
| **Exploration and evaluation expenditure** | | | | |
| Net costs carried forward in respect of areas of interest in the exploration and evaluation phase | 214,746 | 186,064 | - | - |
| **Development expenditure** | | | | |
| Net costs carried forward in respect of areas of interest in the development phase | 229,865 | 128,910 | - | - |

**13. Intangible assets**

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Goodwill at cost | 2,468,622 | 1,207,158 | - | - |
| Customer related and other intangible assets at cost | 31,134 | 22,155 | - | - |
| Less: Accumulated amortisation | 5,251 | 1,453 | - | - |
| | 25,883 | 20,702 | - | - |
| | 2,494,505 | 1,227,860 | - | - |

| Class of asset | Average amortisation rate 2007 | Average amortisation rate 2006 |
|---|---|---|
| Customer related and other intangible assets at cost | 14.0% | 11.1% |

**Reconciliations**

Reconciliations of the carrying amounts of each class of intangible asset are set out below:

| | 2007 $'000 Goodwill | 2007 $'000 Customer related and other intangibles | 2007 $'000 Total | 2006 $'000 Goodwill | 2006 $'000 Customer related and other intangibles | 2006 $'000 Total |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Carrying amount at the beginning of the financial year | 1,207,158 | 20,702 | 1,227,860 | 1,258,011 | 5,415 | 1,263,426 |
| Additions through business combinations and internal development | 1,222,525 | 8,874 | 1,231,399 | 2,172 | 16,779 | 18,951 |
| Amortisation expense | - | (3,725) | (3,725) | - | (1,409) | (1,409) |
| Transfers to assets held for sale (note 5) | (5,843) | - | (5,843) | - | - | - |
| Effect of movements in foreign exchange rates | 44,782 | 32 | 44,814 | (53,025) | (83) | (53,108) |
| Carrying amount at the end of the financial year | 2,468,622 | 25,883 | 2,494,505 | 1,207,158 | 20,702 | 1,227,860 |

**13. Intangible assets (continued)**

**Impairment tests for cash-generating units containing goodwill**

The following cash-generating units have significant carrying amounts of goodwill:

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| | $'000 | $'000 |
| Retail (i) | 1,951,862 | 729,698 |
| Contact Energy (ii) | 491,424 | 444,847 |
| Multiple units without significant goodwill | 25,336 | 32,613 |
| | 2,468,622 | 1,207,158 |

**(i) Retail cash-generating unit**

The impairment test for the Retail unit's goodwill is based on value in use methodology. The value in use calculations apply a discounted cash flow methodology. Cash flow projections are based on Origin Energy's acquisition models and five year business plan for the underlying Retail businesses and cash flows for a further 35 year period are determined based on expected market trends and the expected impact of the key assumptions (discussed below) of the change in customer numbers and customer churn, gross margin per customer and other operating costs per customer. Origin Energy's electricity and gas businesses are considered long-term businesses and the cash flow projections allow for the risk of increased competition for customers and short-term and long-term customer churn. The cash flow projections are discounted using a pre-tax discount rate of 11.7 per cent.

Key assumptions in the value in use calculation for the Retail cash generating unit and the approach to determining their value in the current and previous period are:

| Assumptions | Method of determination |
|---|---|
| Customer numbers and customer churn | Review of actual customer numbers and historical data regarding movements in customer numbers and levels of customer churn. The historical analysis is considered against current and expected market trends and competition for customers. |
| Gross margin per customer | Review of actual gross margins per customer and consideration of current and expected market movements and impacts. |
| Other operating costs per customer | Review of actual operating costs per customer and consideration of current and expected market movements and impacts. |

**(ii) Contact Energy cash-generating unit**

The Contact Energy goodwill relates to Origin Energy's 51.36 per cent ownership interest in Contact Energy Limited. The impairment test for the Contact Energy goodwill is based on a fair value less costs to sell methodology. Contact Energy is listed on the New Zealand Stock Exchange (NZX) and Origin Energy uses the NZX share price of Contact Energy shares to determine the recoverable amount of its investment in Contact Energy and the Contact Energy goodwill.

082-34934



| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **14. Deferred tax assets** | | | | | |
| **Recognised deferred tax assets** | | | | | |
| Deferred tax assets are attributable to the following: | | | | | |
| Accrued expenses not incurred for tax | | 2,801 | 3,916 | 423 | 865 |
| Unrealised foreign exchange gain | | - | - | 5,189 | 27,614 |
| Employee benefits | | 28,395 | 21,954 | 3,141 | 2,777 |
| Acquired environmental certificate purchase obligations | | 31,956 | - | - | - |
| Provisions | | 77,965 | 49,741 | 686 | 407 |
| Sale of discontinued operations | | 52,278 | - | - | - |
| Inventories | | - | 9,406 | - | - |
| Other items | | 18,182 | 8,760 | 5,858 | 3,041 |
| Tax value of carry-forward tax losses recognised | | 86,734 | 81,693 | 85,744 | 81,693 |
| **Tax assets** | | 298,311 | 175,470 | 101,041 | 116,397 |
| Set-off of tax | 18 | (253,264) | (170,337) | (75,686) | (108,896) |
| **Net tax assets** | | 45,047 | 5,133 | 25,355 | 7,501 |

| | | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **Unrecognised deferred tax assets** | | | | | |
| Deferred tax assets have not been recognised in respect of the following items: | | | | | |
| Revenue losses | | 2,074 | 4,393 | 2,074 | 4,393 |
| Capital losses | | 78,488 | 82,523 | 78,488 | 82,523 |
| | | 80,562 | 86,916 | 80,562 | 86,916 |

The above deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the consolidated entity can utilise the benefits.

## Origin Energy Limited and Controlled Entities

**14. Deferred tax assets (continued)**

**Movement in temporary differences during the year**

2007
$'000

| | Consolidated | | | | | Origin Energy Limited | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Opening balance | Recognised in income | Recognised in equity | Acquisition of controlled entities | Closing balance | Opening balance | Recognised in income | Recognised in equity | Closing balance |
| Accrued expenses not incurred for tax | 3,916 | (1,115) | - | - | 2,801 | 865 | (442) | - | 423 |
| Unrealised foreign exchange gain | - | - | - | - | - | 27,614 | (22,425) | - | 5,189 |
| Employee benefits | 21,954 | 6,020 | - | 421 | 28,395 | 2,777 | 364 | - | 3,141 |
| Acquired environmental certificate purchase obligations | - | 204 | | 31,752 | 31,956 | - | - | - | - |
| Provisions | 49,741 | 15,804 | 365 | 12,055 | 77,965 | 407 | 279 | - | 686 |
| Sale of discontinued operations | - | 52,278 | - | - | 52,278 | - | - | - | - |
| Inventories | 9,406 | (9,406) | - | - | - | - | - | - | - |
| Other items | 8,760 | (8,545) | - | 17,967 | 18,182 | 3,041 | 2,817 | - | 5,858 |
| Tax value of carry-forward tax losses recognised | 81,693 | 5,041 | - | - | 86,734 | 81,693 | 4,051 | - | 85,744 |
| **Tax assets** | 175,470 | 60,281 | 365 | 62,195 | 298,311 | 116,397 | (15,356) | - | 101,041 |
| Set-off of tax | (170,337) | | | | (253,264) | (108,896) | | | (75,686) |
| **Net tax assets** | 5,133 | | | | 45,047 | 7,501 | | | 25,355 |

2006
$'000

| | Consolidated | | | | | Origin Energy Limited | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Opening balance | Recognised in income | Recognised in equity | Acquisition of controlled entities | Closing balance | Opening balance | Recognised in income | Recognised in equity | Closing balance |
| Accrued expenses not incurred for tax | 4,540 | (624) | - | - | 3,916 | 1,049 | (184) | - | 865 |
| Unrealised foreign exchange gain | 2,740 | (2,740) | - | - | - | 2,740 | 24,874 | - | 27,614 |
| Employee benefits | 18,886 | 3,068 | - | - | 21,954 | 794 | 1,983 | - | 2,777 |
| Provisions | 54,033 | (3,738) | (554) | - | 49,741 | 4,951 | (4,544) | - | 407 |
| Inventories | 9,437 | 174 | (205) | - | 9,406 | - | - | - | - |
| Other items | 11,655 | 164 | (3,059) | - | 8,760 | 3,749 | 2,351 | (3,059) | 3,041 |
| Tax value of carry-forward tax losses recognised | 15,005 | 66,688 | - | - | 81,693 | 15,005 | 66,688 | - | 81,693 |
| **Tax assets** | 116,296 | 62,992 | (3,818) | - | 175,470 | 28,288 | 91,168 | (3,059) | 116,397 |
| Set-off of tax | (110,825) | | | | (170,337) | (28,288) | | | (108,896) |
| **Net tax assets** | 5,471 | | | | 5,133 | - | | | 7,501 |

## Origin Energy and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **15. Trade and other payables** | | | | | |
| **Current** | | | | | |
| Trade payables and accrued expenses | | 1,534,363 | 797,162 | 28,322 | 18,053 |
| Loans from controlled entities | | - | - | 4,504,679 | 3,344,702 |
| Acquired environmental certificate purchase obligations | | 5,500 | - | - | - |
| | | 1,539,863 | 797,162 | 4,533,001 | 3,362,755 |
| **Non-current** | | | | | |
| Other payables | | 6,005 | 6,460 | - | - |
| Acquired environmental certificate purchase obligations | | 101,019 | - | - | - |
| | | 107,024 | 6,460 | - | - |

**16. Interest-bearing liabilities and lease liabilities**

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **Interest-bearing liabilities** | | | | | |
| **Current** | | | | | |
| Bank loans - unsecured | | 320,701 | 108,969 | 75,186 | 58,572 |
| Bank overdrafts - unsecured | 24(a) | 6,192 | 6,595 | 20,250 | - |
| Capital market borrowings - unsecured | | 178,592 | 180,000 | - | 180,000 |
| Loans from related parties - unsecured | | 1,410 | 4,089 | - | - |
| Other loans - unsecured | | - | 6,417 | - | - |
| Redeemable preference shares - secured # | | - | 205,711 | - | - |
| Lease liabilities - secured ## | | 444 | 135 | - | - |
| | 28,29 | 507,339 | 511,916 | 95,436 | 238,572 |
| **Non-current** | | | | | |
| Capital market borrowings - unsecured | | 1,591,719 | 1,774,100 | 1,125,768 | 1,058,702 |
| Bank loans - unsecured | | 1,126,307 | 433,472 | 944,814 | 433,306 |
| Lease liabilities - secured ## | | 652 | 324 | - | - |
| | 28,29 | 2,718,678 | 2,207,896 | 2,070,582 | 1,492,008 |

# Origin Energy Contact Finance Limited, a wholly owned subsidiary of Origin Energy Limited, issued redeemable preference shares to investors in the New Zealand retail market which were redeemed on 15 July 2006.

**Interest rates applicable to:**

Borrowings including interest rate swap contracts:4.80% to 8.00% per annum at a weighted average of 7.50% per annum (2006: 4.43% to 8.00% per annum at a weighted average of 6.90% per annum).

Lease liabilities: 2.70% to 9.41% per annum at a weighted average of 4.26% per annum (2006: 2.94% to 9.41% per annum at a weighted average of 4.36% per annum) are secured by the assets under the lease.

Refer to note 29(d) for a summary of interest rate risks and note 28 for details of credit facilities available.

**## Lease liabilities**

**Finance leases**

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Lease commitments in respect of finance leases of plant and equipment are payable as follows: | | | | |
| Not later than one year | 444 | 135 | - | - |
| Later than one year but not later than five years | 652 | 324 | - | - |
| | 1,096 | 459 | - | - |

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **16. Interest-bearing liabilities and lease liabilities (continued)** | | | | | |
| **Operating leases** | | | | | |
| Lease commitments in respect of operating leases are payable as follows: | | | | | |
| Not later than one year | | 25,741 | 26,367 | 2,577 | 2,494 |
| Later than one year but not later than five years | | 63,969 | 66,309 | 11,196 | 10,830 |
| Later than five years | | 33,263 | 20,516 | 6,199 | 9,143 |
| | | 122,973 | 113,192 | 19,972 | 22,467 |
| Operating lease rental expense | | 24,836 | 19,483 | 363 | 736 |

The consolidated entity leases property, plant and equipment under operating leases with terms of one to six years.

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **17. Other financial liabilities, including derivatives** | | | | | |
| **Current** | | | | | |
| Derivative financial instruments | 29 | 204,874 | 148,108 | 30,706 | 13,523 |
| Other financial liabilities/(assets) | | 215,347 | (919) | - | - |
| | | 420,221 | 147,189 | 30,706 | 13,523 |
| **Non-current** | | | | | |
| Derivative financial instruments | 29 | 397,887 | 271,008 | 138,080 | 113,632 |

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **18. Tax liabilities** | | | | | |
| **Current** | | | | | |
| Provision for income tax | | 114,157 | 26,179 | 122,015 | 22,857 |
| **Non-current** | | | | | |
| **Recognised deferred tax liabilities** | | | | | |
| Deferred tax liabilities are attributable to the following: | | | | | |
| Property, plant and equipment | | 576,901 | 552,123 | 1,862 | 345 |
| Exploration and evaluation expenditure | | 158,078 | 188,274 | - | - |
| Intangible assets | | 6,946 | 4,795 | - | - |
| Financial instruments at fair value | | 998,327 | 14,249 | (83) | (4,051) |
| Available for sale financial assets | | 9,017 | 27,016 | 9,017 | 27,016 |
| Investments in associates | | 5,674 | 15,231 | - | - |
| Unbilled receivables | | 70,682 | 69,100 | - | - |
| Other items | | 44,577 | 27,885 | 37,380 | 35,264 |
| **Tax liabilities** | | 1,870,202 | 898,673 | 48,176 | 58,574 |
| Set-off of tax | 14 | (253,264) | (170,337) | (75,686) | (108,896) |
| **Net deferred tax liabilities** | | 1,616,938 | 728,336 | (27,510) | (50,322) |
| Provision for income tax | | 27,510 | 50,322 | 27,510 | 50,322 |
| **Net tax liabilities** | | 1,644,448 | 778,658 | - | - |

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

**18. Tax liabilities (continued)**

**Movement in temporary differences during the year**

2007
$'000

| | Consolidated | | | | | | Origin Energy Limited | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Opening balance | Change on adoption of new accounting policies | Recognised in income | Recognised in equity | Acquisition of controlled entities | Closing balance | Opening balance | Change on adoption of new accounting policies | Recognised in income | Recognised in equity | Closing balance |
| Property, plant and equipment | 552,123 | - | (34,979) | 59,732 | 25 | 576,901 | 345 | - | 1,517 | - | 1,862 |
| Exploration and evaluation expenditure | 188,274 | - | (30,196) | - | - | 158,078 | - | - | - | - | - |
| Intangible assets | 4,795 | - | 2,151 | - | - | 6,946 | - | - | - | - | - |
| Financial instruments at fair value | 14,249 | - | 42,615 | 941,234 | 229 | 998,327 | (4,051) | - | (221) | 4,189 | (83) |
| Available for sale financial assets | 27,016 | - | (28,448) | 10,449 | - | 9,017 | 27,016 | - | (28,448) | 10,449 | 9,017 |
| Investments in associates | 15,231 | - | (10,730) | 1,173 | - | 5,674 | - | - | - | - | - |
| Unbilled receivables | 69,100 | - | 1,582 | - | - | 70,682 | - | - | - | - | - |
| Other items | 27,885 | - | 18,843 | (2,151) | - | 44,577 | 35,264 | - | 4,150 | (2,034) | 37,380 |
| **Deferred tax liabilities** | 898,673 | - | (39,162) | 1,010,437 | 254 | 1,870,202 | 58,574 | - | (23,002) | 12,604 | 48,176 |
| Set-off of tax | (170,337) | | | | | (253,264) | (108,896) | | | | (75,686) |
| **Net deferred tax liabilities** | 728,336 | | | | | 1,616,938 | (50,322) | | | | (27,510) |

2006
$'000

| | Consolidated | | | | | | Origin Energy Limited | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Opening balance | Change on adoption of AASB 132 and AASB 139 | Recognised in income | Recognised in equity | Acquisition of controlled entities | Closing balance | Opening balance | Change on adoption of AASB 132 and AASB 139 | Recognised in income | Recognised in equity | Closing balance |
| Property, plant and equipment | 598,968 | - | 19,168 | (66,013) | - | 552,123 | 264 | - | 81 | - | 345 |
| Exploration and evaluation expenditure | 186,676 | - | 1,598 | - | - | 188,274 | - | - | - | - | - |
| Intangible assets | - | - | (137) | - | 4,932 | 4,795 | - | - | - | - | - |
| Financial instruments at fair value | - | 15,041 | (318) | (474) | - | 14,249 | - | (19,163) | 59 | 15,053 | (4,051) |
| Available for sale financial assets | 15,796 | - | 778 | 10,442 | - | 27,016 | 15,796 | - | 778 | 10,442 | 27,016 |
| Investments in associates | 12,630 | - | 3,275 | (674) | - | 15,231 | - | - | - | - | - |
| Unbilled receivables | 60,248 | - | 8,852 | - | - | 69,100 | - | - | - | - | - |
| Other items | 34,240 | (11,719) | 1,328 | 4,036 | - | 27,885 | 33,653 | - | (1,121) | 2,732 | 35,264 |
| **Deferred tax liabilities** | 908,558 | 3,322 | 34,544 | (52,683) | 4,932 | 898,673 | 49,713 | (19,163) | (203) | 28,227 | 58,574 |
| Set-off of tax | (110,825) | | | | | (170,337) | (28,288) | | | | (108,896) |
| **Net deferred tax liabilities** | 797,733 | | | | | 728,336 | 21,425 | | | | (50,322) |

## Origin Energy Limited and Controlled Entities

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| **19. Provisions** | | | | |
| **Current** | | | | |
| Employee benefits | 75,237 | 76,171 | 10,171 | 8,941 |
| Restoration, rehabilitation and dismantling | 5,149 | 5,440 | - | - |
| Onerous contracts acquired | 21,446 | 5,904 | - | - |
| Other | 6,242 | 7,782 | 2,926 | 1,981 |
| | 108,074 | 95,297 | 13,097 | 10,922 |
| **Non-current** | | | | |
| Employee benefits | 8,553 | 6,166 | 298 | 313 |
| Restoration, rehabilitation and dismantling | 183,950 | 155,781 | - | - |
| Onerous contracts acquired | 3,134 | 7,840 | - | - |
| Other | 6,411 | 7,690 | 3,927 | 4,564 |
| | 202,048 | 177,477 | 4,225 | 4,877 |

19. Provisions (continued)

**Reconciliations**

Reconciliations of the carrying amounts of each class of provision, except employee benefits, are set out below.

| | Onerous contracts acquired | Restoration, rehabilitation and dismantling | Other |
|---|---|---|---|
| **Consolidated** | | | |
| **Current** | | | |
| Carrying amount at beginning of year | 5,904 | 5,440 | 7,782 |
| Provisions recognised | - | 2,037 | 2,285 |
| Write-backs | - | - | (2,653) |
| Provisions acquired | 25,220 | - | - |
| Payments/utilisation | (14,384) | (2,328) | (2,478) |
| Transfers from non-current | 4,706 | - | 637 |
| Foreign currency exchange differences | - | - | 669 |
| Carrying amount at end of year | 21,446 | 5,149 | 6,242 |
| **Non-current** | | | |
| Carrying amount at beginning of year | 7,840 | 155,781 | 7,690 |
| Provisions recognised | - | 28,663 | 1,606 |
| Write-backs | - | (910) | (1,000) |
| Payments/utilisation | - | (1,158) | (1,248) |
| Transfers to current | (4,706) | - | (637) |
| Foreign currency exchange differences | - | 1,574 | - |
| Carrying amount at end of year | 3,134 | 183,950 | 6,411 |
| **Origin Energy Limited** | | | |
| **Current** | | | |
| Carrying amount at beginning of year | - | - | 1,981 |
| Provisions recognised | - | - | 1,776 |
| Write-backs | - | - | (638) |
| Payments/utilisation | - | - | (830) |
| Transfers from non-current | - | - | 637 |
| Carrying amount at end of year | - | - | 2,926 |
| **Non-current** | | | |
| Carrying amount at beginning of year | - | - | 4,564 |
| Transfers to current | - | - | (637) |
| Carrying amount at end of year | - | - | 3,927 |

**20. Employee benefits**

| Employee benefits expense | | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| Wages and salaries | | 273,419 | 264,884 | 8,383 | 14,053 |
| Annual leave expense | | 18,428 | 16,273 | 987 | 1,087 |
| Long service leave expense | | 5,939 | 5,113 | 381 | 426 |
| Employee share plan | 34(e) | 2,950 | 2,125 | 2,950 | 2,125 |
| Share based payments expense | 34(e) | 6,443 | 6,268 | 6,443 | 6,268 |
| Defined benefit superannuation funds | | (4,778) | (3,636) | (4,778) | (3,636) |
| Contributions to defined contribution superannuation funds | | 21,088 | 18,368 | 1,089 | 1,398 |
| | | 323,489 | 309,395 | 15,455 | 21,721 |

**Defined benefits superannuation plan**

**(a) Employee superannuation funds**

At 30 June 2007, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees in Australia and overseas. The major plans are managed through Equipsuper.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary.

Defined benefit members receive lump sum benefits on retirement, death, disablement and withdrawal. Some defined benefit members are also eligible for pension benefits in some circumstances. The defined benefit section of the Plan is closed to new members. All new members receive accumulation benefits only.

The following sets out details in respect of the Equipsuper defined benefit section only.

**(b) Balance sheet amounts**

The amounts recognised in the balance sheets are determined as follows:

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Present value of the defined benefit obligation | 143,814 | 128,229 | 143,814 | 128,229 |
| Fair value of the plan assets | 153,613 | 135,549 | 153,613 | 135,549 |
| Surplus | 9,799 | 7,320 | 9,799 | 7,320 |
| Net asset in the balance sheets | 9,799 | 7,320 | 9,799 | 7,320 |

**(c) Reconciliations**

| **Reconciliation of the present value of the defined benefit obligation** | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Balance at the beginning of the year | 128,229 | 124,434 | 128,229 | 124,434 |
| Current service cost | 4,351 | 4,398 | 4,351 | 4,398 |
| Interest cost | 6,044 | 5,168 | 6,044 | 5,168 |
| Contributions by plan participants | 1,038 | 1,110 | 1,038 | 1,110 |
| Actuarial gains and losses | 12,831 | 530 | 12,831 | 530 |
| Benefits paid | (7,937) | (6,288) | (7,937) | (6,288) |
| Taxes, premiums and expenses paid | (742) | (1,123) | (742) | (1,123) |
| Balance at the end of the year | 143,814 | 128,229 | 143,814 | 128,229 |
| **Reconciliation of the fair value of plan assets** | | | | |
| Balance at the beginning of the year | 135,549 | 119,338 | 135,549 | 119,338 |
| Expected return on plan assets | 9,129 | 8,034 | 9,129 | 8,034 |
| Actuarial gains and losses | 12,798 | 9,635 | 12,798 | 9,635 |
| Contributions by Origin Energy companies | 3,778 | 4,843 | 3,778 | 4,843 |
| Contributions by plan participants | 1,038 | 1,110 | 1,038 | 1,110 |
| Benefits paid | (7,937) | (6,288) | (7,937) | (6,288) |
| Taxes, premiums and expenses paid | (742) | (1,123) | (742) | (1,123) |
| Balance at the end of the year | 153,613 | 135,549 | 153,613 | 135,549 |

**20. Employee benefits (continued)**

**(d) Categories of plan assets**
The percentage invested in each class of asset at the balance sheet date are as follows:

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | % | % | % | % |
| Australian equities | 39 | 39 | 39 | 39 |
| Overseas equities | 23 | 24 | 23 | 24 |
| Fixed income | 17 | 19 | 17 | 19 |
| Property | 13 | 11 | 13 | 11 |
| Cash | 8 | 7 | 8 | 7 |
| | 100 | 100 | 100 | 100 |

**(e) Recognising actuarial gains and losses**
There is immediate recognition of gains and losses through retained earnings.

**(f) Amounts recognised in income statement**
The amounts recognised in the income statement are as follows:

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| Current service cost | 4,351 | 4,398 | 4,351 | 4,398 |
| Interest cost | 6,044 | 5,168 | 6,044 | 5,168 |
| Expected return on plan assets | (9,129) | (8,034) | (9,129) | (8,034) |
| Total included in employee benefits expense | 1,266 | 1,532 | 1,266 | 1,532 |

**(g) Expected rate of return on plan assets**
The expected return on assets assumption is determined by weighing the expected long-term return for each asset class by the target allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns used for each class are net of investment tax and investment fees. An allowance for administration expenses has been deducted from the expected return.

| | | | | |
|---|---|---|---|---|
| **(h) Actual return on plan assets** | 21,927 | 17,669 | 21,927 | 17,669 |

**(i) Expected contributions**

| | | |
|---|---|---|
| Expected employer contributions for the year to 30 June 2008 | Nil | Nil |

**(j) Funding arrangements for employer contributions**

**(i) Surplus/deficit**
The following is a summary of the most recent financial position of Equipsuper calculated in accordance with AAS25 *Financial Reporting by Superannuation Plans*:

| | Last reporting date | $'000 |
|---|---|---|
| Accrued benefits | 30 June 2006 | 116,589 |
| Net market value of plan assets | 30 June 2006 | 132,829 |
| Net surplus | 30 June 2006 | 16,240 |

### 20. Employee benefits (continued)

**(j) Funding arrangements for employer contributions (continued)**
**(ii) Funding method**
The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.
Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities within 5 years.

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| **(k) Principal actuarial assumptions** | 2007 | 2006 | 2007 | 2006 |
| | % pa | % pa | % pa | % pa |
| Discount rate (active members) | 5.3 | 4.9 | 5.3 | 4.9 |
| Discount rate (pensioners) | 6.3 | 5.8 | 6.3 | 5.8 |
| Expected salary increase rate | 4.5 | 4.5 | 4.5 | 4.5 |
| Expected pension increase rate | 3.0 | 3.0 | 3.0 | 3.0 |
| Expected rate of return on assets: | | | | |
| - supporting lump sum liabilities [1] | 7.0 | 7.0 | 7.0 | 7.0 |
| - Supporting pension liabilities [2] | 7.5 | 7.5 | 7.5 | 7.5 |

(1) net of investment tax, investment expenses and standard administration expenses

(2) net of investment expenses and standard administration expenses

**(l) Net financial position of plan**
Origin Energy has recognised an asset in the balance sheet in respect of its defined benefit superannuation agreements.

If the Plan were wound up, there would be no legal obligation on Origin Energy to make good any shortfall. The Trust Deed of the Plan states that if the Plan winds up, the remaining assets are to be distributed by the Trustee of the Plan in an equitable manner as it sees fit.
Origin Energy may at any time by notice to the Trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

**(m) Historical information**

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| Present value of defined benefit obligation | 143,814 | 128,229 | 143,814 | 128,229 |
| Fair value of plan assets | 153,613 | 135,549 | 153,613 | 135,549 |
| Surplus in plan | 9,799 | 7,320 | 9,799 | 7,320 |
| Experience adjustments loss - plan liabilities | (16,418) | (6,129) | (16,418) | (6,129) |
| Experience adjustments gain - plan assets | 12,798 | 9,635 | 12,798 | 9,635 |

**(n) Sun Retail acquisition**
On 1 February 2007 Origin Energy acquired Sun Retail from Energex. As part of the acquisition of Sun Retail, Origin Energy acquired 15 employees that are defined benefit members of Energex's ESI Super fund. Under the terms of the share purchase agreement that was signed in relation to the acquisition of Sun Retail a separate defined benefit sub-fund was to be established within ESI Super to accommodate the Sun Retail defined benefit members that transferred to Origin Energy with the sale. Under the terms of the share purchase agreement this sub-fund was to be fully funded at the 1 February 2007 acquisition date.

Origin Energy and Energex are finalising initiation of the ESI defined benefit sub-fund for the Sun Retail defined benefit members and the fund has been accounted for in the year ended 30 June 2007 as if it were a defined contribution plan. Origin Energy contributed an amount of $65,597 for the year ended 30 June 2007 to the ESI Super fund in relation to the Sun Retail defined benefit members, this amount has been included as an expense in the income statement.

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **21. Share capital** | | | | | |
| **Issued and paid-up capital** | | | | | |
| 872,288,456 (2006: 794,337,258) ordinary shares, fully paid | | 1,688,423 | 1,158,959 | 1,688,423 | 1,158,959 |
| Ordinary share capital at the beginning of the financial year | | 1,158,959 | 1,133,890 | 1,158,959 | 1,133,890 |
| Shares issued: | | | | | |
| - 4,363,800 (2006: 1,195,000) shares in accordance with the Senior Executive Option Plan | 34(a) | 15,034 | 4,006 | 15,034 | 4,006 |
| - 5,570,071 (2006: 3,425,589) shares in accordance with the Dividend Reinvestment Plan | | 41,350 | 24,122 | 41,350 | 24,122 |
| - Nil (2006: nil) shares in accordance with the 2005 Rights Issue pursuant to a prospectus, including tax impacts | | - | (3,059) | - | (3,059) |
| - 56,338,029 (2006: nil) shares in accordance with private placement on 5 December 2006 | | 395,277 | - | 395,277 | - |
| - 11,679,298 (2006: nil) shares in accordance with share purchase plan on 29 February 2007 | | 77,803 | - | 77,803 | - |
| Total movements in ordinary share capital | 23 | 529,464 | 25,069 | 529,464 | 25,069 |
| Ordinary share capital at the end of the financial year | | 1,688,423 | 1,158,959 | 1,688,423 | 1,158,959 |

**Terms and conditions**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of the winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

## 22. Reserves

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| Share based payments | | 19,402 | 12,959 | 19,402 | 12,959 |
| Foreign currency translation | | (18,129) | (114,343) | - | - |
| Hedging | | 2,224,276 | 26,787 | 3,256 | (6,518) |
| Available for sale | | 61,970 | 36,589 | 60,969 | 36,589 |
| | 23 | 2,287,519 | (38,008) | 83,627 | 43,030 |

**Nature and purpose of reserves:**

**Share based payments reserve**

The share based payments reserve is used to recognise the fair value of outstanding options recognised over the vesting period.

**Foreign currency translation reserve**

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations, and the translation of transactions that hedge the company's net investments in foreign operations.

**Hedging reserve**

The hedging reserve is used to record the effective portion of the gains or losses on hedging instruments in cash flow hedges that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transactions affect profit and loss or as part of the cost of an asset if non-monetary.

**Available for sale reserve**

Changes in fair value and exchange differences arising on translation of investments and settlement residue agreements are taken to the available for sale reserve. Amounts are recognised in profit and loss when the associated investments/settlement residue agreements are sold/settled or impaired.

| 23. Equity reconciliations | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Issued capital $'000 | Share based payments reserve $'000 | Foreign currency translation reserve $'000 | Hedging reserve $'000 | Available for sale reserve $'000 | Retained earnings $'000 | Minority interests $'000 | Total equity $'000 |
| Opening balance as at 1 July 2006 | 1,158,959 | 12,959 | (114,343) | 26,787 | 36,589 | 1,569,728 | 955,006 | 3,645,685 |
| Profit after tax expense for the year | | | | | | 456,886 | 134,698 | 591,584 |
| Movement in share capital (note 21) | 529,464 | | | | | | | 529,464 |
| Movement in share based payments | | 6,443 | | | | | | 6,443 |
| Gain on translation of assets and liabilities of overseas controlled entities | | | 130,278 | | | | 103,219 | 233,497 |
| Net loss on translation of long-term borrowings and foreign currency forward contracts | | | (37,681) | | | | | (37,681) |
| Cash flow hedges - effective component recognised in equity | | | | 2,367,045 | | | (3,431) | 2,363,614 |
| Cash flow hedges - amount removed from equity and transferred to profit | | | | (172,143) | | | 8,129 | (164,014) |
| Cash flow hedges - amount transferred to the initial cost of assets | | | | 1,208 | | | (743) | 465 |
| Cash flow hedges - foreign currency translation gain | | | 3,617 | (1,858) | | | (1,759) | - |
| Fair value adjustment on available for sale financial assets | | | | | 25,381 | | | 25,381 |
| Share of increase in reserves attributable to equity accounted investees | | | | 3,237 | | | | 3,237 |
| Actuarial loss on defined benefit superannuation plan | | | | | | (23) | | (23) |
| Gain/(loss) on transfer of interest in entities under common control | | | | | | 37,117 | (40,991) | (3,874) |
| Dividends paid | | | | | | (158,654) | (65,868) | (224,522) |
| **Balance as at 30 June 2007** | 1,688,423 | 19,402 | (18,129) | 2,224,276 | 61,970 | 1,905,054 | 1,088,260 | 6,969,256 |
| | | | | | | | | |
| Balance at 30 June 2005 as reported under AGAAP | 1,133,890 | 6,691 | (9,578) | - | - | 1,393,238 | 994,352 | 3,518,593 |
| Adjustments on initial adoption of AASB 132 and AASB 139 | - | - | - | 11,864 | 39,837 | (27,013) | (8,084) | 16,604 |
| **Opening balance at 1 July 2005** | 1,133,890 | 6,691 | (9,578) | 11,864 | 39,837 | 1,366,225 | 986,268 | 3,535,197 |
| Profit after tax expense for the year | | | | | | 331,909 | 122,171 | 454,080 |
| Less: Available for sale financial assets - transfer to net profit | | | | | | (1,646) | | (1,646) |
| Less: Cash flow hedges - transfer to net profit | | | | | | 26,977 | | 26,977 |
| Movement in share capital (note 21) | 25,069 | | | | | | | 25,069 |
| Movement in share based payments | | 6,268 | | | | | | 6,268 |
| Net loss on translation of assets and liabilities of overseas controlled entities | | | (149,072) | | | | (106,937) | (256,009) |
| Net gain on translation of long-term borrowings and foreign currency forward contracts | | | 45,162 | | | | | 45,162 |
| Available for sale financial assets - fair value movement | | | | | (1,602) | | | (1,602) |
| Available for sale financial assets - amount removed from equity and transferred to profit | | | | | (1,646) | 1,646 | | - |
| Cash flow hedges - effective component recognised in equity | | | | (14,504) | | | (8,857) | (23,361) |
| Cash flow hedges - amount removed from equity and transferred to profit | | | | 26,977 | | (26,977) | 13,527 | 13,527 |
| Cash flow hedges - amount transferred to the initial cost of assets | | | | (1,816) | | | 839 | (977) |
| Cash flow hedges - foreign currency translation gain | | | (855) | 439 | | | 416 | - |
| Share of increase in reserves attributable to equity accounted entities | | | | 3,827 | | | | 3,827 |
| Actuarial gain on defined benefit superannuation plan | | | | | | 6,373 | | 6,373 |
| Dividends paid | | | | | | (134,779) | (52,421) | (187,200) |
| **Balance as at 30 June 2006** | 1,158,959 | 12,959 | (114,343) | 26,787 | 36,589 | 1,569,728 | 955,006 | 3,645,685 |

| 23. Equity reconciliations (continued) | Origin Energy Limited | | | | | |
|---|---|---|---|---|---|---|
| | Issued capital $'000 | Share based payments reserve $'000 | Hedging reserve $'000 | Available for sale reserve $'000 | Retained earnings $'000 | Total equity $'000 |
| **Opening balance as at 1 July 2006** | **1,158,959** | **12,959** | **(6,518)** | **36,589** | **939,382** | **2,141,371** |
| Profit after tax expense for the year | | | | | 58,212 | 58,212 |
| Movement in share capital (note 21) | 529,464 | | | | | 529,464 |
| Movement in share based payments | | 6,443 | | | | 6,443 |
| Available for sale financial assets - fair value movement | | | | 24,380 | | 24,380 |
| Cash flow hedges - effective component recognised in equity | | | 13,579 | | | 13,579 |
| Cash flow hedges - amount removed from equity and transferred to profit | | | (3,805) | | | (3,805) |
| Actuarial loss on defined benefit superannuation plan | | | | | (23) | (23) |
| Dividends paid | | | | | (158,654) | (158,654) |
| **Balance as at 30 June 2007** | **1,688,423** | **19,402** | **3,256** | **60,969** | **838,917** | **2,610,967** |
| | | | | | | |
| **Balance at 30 June 2005** | **1,133,890** | **6,691** | **-** | **-** | **1,060,910** | **2,201,491** |
| Adjustment on initial adoption of AASB 132 and AASB 139 | - | - | (2,585) | 39,249 | (15,296) | 21,368 |
| **Opening balance as at 1 July 2005** | **1,133,890** | **6,691** | **(2,585)** | **39,249** | **1,045,614** | **2,222,859** |
| Profit after tax expense for the year | | | | | 22,174 | 22,174 |
| Movement in share capital (note 21) | 25,069 | | | | | 25,069 |
| Movement in share based payments | | 6,268 | | | | 6,268 |
| Available for sale financial assets - fair value movement | | | | (2,660) | | (2,660) |
| Cash flow hedges - effective component recognised in equity | | | (9,028) | | | (9,028) |
| Cash flow hedges - amount removed from equity and transferred to profit | | | 5,095 | | | 5,095 |
| Actuarial gain on defined benefit superannuation plan | | | | | 6,373 | 6,373 |
| Dividend paid | | | | | (134,779) | (134,779) |
| **Balance as at 30 June 2006** | **1,158,959** | **12,959** | **(6,518)** | **36,589** | **939,382** | **2,141,371** |

## Origin Energy Limited and Controlled Entities

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|

### 24. Notes to the statements of cash flows

**(a) Reconciliation of cash and cash equivalents**

Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts.
Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows:

| | Note | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| Cash and cash equivalents | | 267,574 | 309,229 | - | 6,278 |
| Bank overdrafts | 16 | (6,192) | (6,595) | (20,250) | - |
| | | 261,382 | 302,634 | (20,250) | 6,278 |

**(b) The following non-cash financing and investing activities have not been included in the statements of cash flows:**

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Issue of shares in respect of the Dividend Reinvestment Plan | 41,350 | 24,122 | 41,350 | 24,122 |
| Sale and purchase of listed company shares | 13,089 | 9,845 | 13,089 | - |

**(c) Details of credit standby arrangements and loan facilities are included in note 28.**

**(d) Reconciliation of profit to net cash provided by operating activities:**

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Profit for the year | 591,584 | 454,080 | 58,212 | 22,174 |
| Adjustments to reconcile profit to net cash provided by operating activities | | | | |
| Depreciation and amortisation | 329,603 | 296,638 | 960 | 1,099 |
| Equity settled share based payment expense | 6,443 | 6,268 | 6,443 | 6,268 |
| Bad debts expense | 18,539 | 14,768 | - | - |
| Debts forgiven - wholly owned entities | - | - | (8,921) | - |
| Exploration expenditure written off | 31,960 | 45,223 | - | - |
| Impairment of property, plant and equipment | 73,838 | - | - | - |
| Increase/(decrease) in fair value of financial instruments | (52,262) | 12,732 | 736 | (137) |
| Net financing costs/(income) | 215,174 | 174,822 | (56,425) | (68,351) |
| Increase/(decrease) in deferred taxes | (99,440) | 25,481 | (42,640) | (28,928) |
| (Gain)/loss on translation | - | - | (39,357) | - |
| (Gain)/loss on sale of assets | 1,774 | (44,328) | - | (4) |
| Gain on sale of discontinued operations, net of tax | (75,967) | - | - | - |
| Non-cash share of net profits of equity accounted investees | (1,165) | (75) | - | - |
| Changes in assets and liabilities, net of effects from acquisitions/disposals: | | | | |
| - Receivables | (422,290) | (86,630) | (433) | (2,241) |
| - Inventories | (15,681) | (6,461) | - | - |
| - Payables | 418,328 | 108,708 | (27,237) | 391 |
| - Provisions | (7,380) | 7,377 | 10,247 | 415 |
| - Other | (34,819) | (22,024) | (15,340) | 7,591 |
| Total adjustments | 386,655 | 532,499 | (171,967) | (83,957) |
| Net cash provided by/(used in) operating activities | 978,239 | 986,579 | (113,755) | (61,783) |

**24. Notes to the statements of cash flows (continued)**

**(e) Net assets acquired**

During the year ended 30 June 2007, the consolidated entity acquired Sun Retail Pty Ltd for a total consideration of $1,239,574,000. (Refer note 30)
During the year ended 30 June 2006, the consolidated entity acquired entities for a total consideration of $31,553,000. (Refer note 30)

| | Consolidated | | Consolidated | |
|---|---|---|---|---|
| | 2007 $'000 | 2006 $'000 | 2007 $'000 | 2006 $'000 |
| | Book value | | Fair value | |
| **Current assets** | | | | |
| Cash and cash equivalents | - | 379 | - | 379 |
| Trade and other receivables | 358,796 | 1,540 | 353,461 | 1,540 |
| Inventories | 2,340 | 56 | 570 | 56 |
| Other financial assets, including derivatives | 189,363 | - | 191,304 | - |
| Other | 78,079 | - | 50,641 | - |
| **Total current assets** | 628,578 | 1,975 | 595,976 | 1,975 |
| **Non-current assets** | | | | |
| Property, plant and equipment | 21,047 | 12,449 | 21,877 | 18,121 |
| Intangible assets | 8,524 | - | 5,756 | 16,438 |
| Deferred tax assets | 11,703 | - | 61,941 | - |
| **Total non-current assets** | 41,274 | 12,449 | 89,574 | 34,559 |
| **Total assets** | 669,852 | 14,424 | 685,550 | 36,534 |
| **Current liabilities** | | | | |
| Trade and other payables | 355,059 | 580 | 460,041 | 580 |
| Interest-bearing liabilities | - | 1,000 | - | 1,000 |
| Other financial liabilities, including derivatives | 166,506 | - | 166,506 | - |
| Tax liabilities | - | 91 | - | 91 |
| Provisions | 1,389 | 121 | 29,120 | 121 |
| **Total current liabilities** | 522,954 | 1,792 | 655,667 | 1,792 |
| **Non-current liabilities** | | | | |
| Tax liabilities | 128,786 | 5 | - | 4,937 |
| Provisions | 1,823 | - | 1,823 | - |
| **Total non-current liabilities** | 130,609 | 5 | 1,823 | 4,937 |
| **Total liabilities** | 653,563 | 1,797 | 657,490 | 6,729 |
| **Net assets** | 16,289 | 12,627 | 28,060 | 29,805 |
| Goodwill on acquisition | - | - | 1,211,514 | 1,748 |
| **Fair value of net assets acquired** | 16,289 | 12,627 | 1,239,574 | 31,553 |
| **Cash flow reconciliation:** | | | | |
| Total consideration | | | 1,239,574 | 31,553 |
| Cash acquired net of bank overdraft | | | - | (379) |
| **Consideration (net of cash acquired, deferred settlement and other amount payable)** | | | 1,239,574 | 31,174 |

The Sun Retail business contributed net profit after interest and tax of $8,508,000 to the consolidated entity for the period from 1 February 2007 to 30 June 2007. It is not practicable to disclose the expected annualised performance of Sun Retail Pty Ltd as if it were owned by Origin Energy for the full financial year because the appropriate financial information was not available.

Given the timing of the acquisition of Sun Retail Pty Ltd the fair values of acquired assets and liabilities are provisional and will be subject to further review during the year ending 30 June 2008.

## Origin Energy Limited and Controlled Entities

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| **25. Auditors' remuneration** | | | | |
| **Audit services by:** | | | | |
| Auditors of the Company (KPMG) | | | | |
| Australia | | | | |
| Audit and review of the financial reports | 1,728 | 1,565 | 532 | 496 |
| Other regulatory audit services | 44 | 22 | 44 | 22 |
| Overseas | | | | |
| Audit and review of the financial reports | 584 | 584 | 100 | 20 |
| | 2,356 | 2,171 | 676 | 538 |
| Other auditors (PWC)* | 40 | 39 | - | - |
| **Other services by:** | | | | |
| Auditors of the Company (KPMG) | | | | |
| Australia | | | | |
| Acquisition audit and accounting advice | 371 | 312 | 145 | 291 |
| Taxation services | 96 | 107 | 67 | 75 |
| Other assurance services | 61 | 39 | 61 | 39 |
| Overseas | | | | |
| Acquisition audit and accounting advice | - | 124 | - | - |
| Taxation services | 210 | 260 | 17 | 72 |
| Other | - | 9 | - | - |
| | 738 | 851 | 290 | 477 |
| Other auditors (PWC) ** | 1,691 | 2,135 | 919 | 1,420 |
| | 4,825 | 5,196 | 1,885 | 2,435 |

* PriceWaterhouseCoopers (PWC) audit financial reports of certain controlled entities located in various Pacific Island countries.
** Includes amounts for internal audit, taxation, information technology and accounting advice.

### 26. Contingent liabilities and assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

| | | | | |
|---|---|---|---|---|
| Bank guarantees - unsecured ^ | 841,416 | 266,884 | 6,775 | 16,379 |
| Letters of credit - unsecured * | 1,323 | 8,771 | 1,323 | - |
| | 842,739 | 275,655 | 8,098 | 16,379 |

^ The consolidated entity has provided bank guarantees in favour of the National Electricity Market Management Company to support its obligations to purchase electricity from the national electricity market.

* The consolidated entity has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The consolidated entity has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programs to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. In June 2007 the Arbitration dismissed Clough's claim for $95.7 million for alleged breaches of the Trade Practices Act. Certain aspects of the Arbitration award are being subject to appeal and the quantum of Origin Energy's defect claims is yet to be determined by the Arbitrator. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

The company, as a venturer in certain joint ventures, is severally liable for 100% of all liabilities incurred by these joint ventures (refer note 33).

**Deed of cross guarantee**
Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated Income Statement and a consolidated Balance Sheet, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2007 are set out in note 37.

## Origin Energy Limited and Controlled Entities

| | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $'000 | $'000 | $'000 | $'000 |
| **27. Commitments** | | | | |
| **Capital expenditure commitments*** | | | | |
| Contracted but not provided for and payable: | | | | |
| not later than one year | 411,090 | 157,673 | - | - |
| later than one year but not later than five years | 496,124 | 103,118 | - | - |
| later than five years | 1,905 | 9,878 | - | - |
| | 909,119 | 270,669 | - | - |
| **Joint venture commitments** | | | | |
| Share of exploration, development and capital expenditure commitments not provided for and payable: | | | | |
| not later than one year | 242,482 | 292,027 | - | - |
| later than one year but not later than five years | 118,788 | 256,509 | - | - |
| | 361,270 | 548,536 | - | - |

*The capital expenditure commitments are in regard to the purchase of plant and equipment and exclude joint venture commitments.
Refer to note 16 for lease commitments.

### 28. Details of credit facilities available to the consolidated entity

| **Financing facilities** | | | | |
|---|---|---|---|---|
| Bank loans - unsecured | 2,787,796 | 995,778 | 2,273,895 | 730,000 |
| Bank overdrafts - unsecured | 6,192 | 6,595 | - | - |
| Other loans - unsecured | 1,410 | 10,506 | - | - |
| Redeemable preference shares | - | 205,711 | - | - |
| Capital market borrowings - unsecured[1] | 1,770,311 | 1,958,596 | 1,125,768 | 1,243,199 |
| Lease liabilities - secured | 1,096 | 459 | - | - |
| | 4,566,805 | 3,177,645 | 3,399,663 | 1,973,199 |

[1] Capital market borrowings are net of fair value adjustments required under AASB 139 for borrowings in fair value hedge relationships.

**(a) Bank loans - unsecured**

**Uncommitted Money Market Borrowing Facility** - A$30,000,000 (2006: A$30,000,000) a non-underwritten facility provided jointly by three international banks. The borrower under this facility is Origin Energy Limited. The facility is provided at call. As at 30 June 2007, A$5,000,000 was utilised.

**Working Capital Facility Agreement** - A$200,000,000 (2006: A$200,000,000) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited and Origin Energy New Zealand Limited. The facility has a fixed maturity of May 2008. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2007, A$175,000,000 of bank guarantees were issued.

**Bridge Facility Agreement** - NZ$250,000,000 (A$227,087,000) (2006: A$ Nil) fully underwritten New Zealand dollar cash advance facility jointly provided by an international bank. The borrower under this facility is Origin Energy New Zealand Limited and has a fixed maturity of November 2007. As at 30 June 2007 the facility was fully utilised.

**Bridge Facility Agreement** - A$400,000,000 (2006: A$ Nil) fully underwritten Australian dollar cash advance facility jointly provided by two international banks. The borrower under this facility is Origin Energy Limited and the facility has a fixed maturity of November 2007. This facility was used for the acquisition of Sun Retail Pty Ltd. As at 30 June 2007 the facility was fully utilised.

**Loan Note Subscription Agreement** - A$900,000,000 (2006: A$ Nil) fully underwritten and provided by a syndicate of international banks with a fixed maturity of January 2012. Up to A$800,000,000 under this facility can be borrowed by Origin Energy Limited and up to A$300,000,000 can be borrowed by Origin Energy Resources Limited as general partner for and on behalf of the OE Resources Limited Partnership in multiple currencies. As at 30 June 2007 A$627,072,000 was utilised.

**Multi Option Facility** - NZ$13,000,000 (A$11,809,000 equivalent) (2006: NZ$23,000,000, A$18,925,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by an international bank. The borrower under this facility is Rockgas Ltd and the facility has a fixed maturity date of January 2008. As at 30 June 2007 the facility was un-drawn.

**Standby Facility Agreement** - A$250,000,000 (2006: A$250,000,000) fully underwritten and provided by a syndicate of international banks with a fixed maturity of May 2009. The borrower under this facility is Origin Energy Limited and this facility is utilised as a standby facility for the Electronic Promissory Note Programme. At 30 June 2007, this facility was un-drawn.

**Revolving Cash Advance Loan Facility** - A$ Nil (2006: A$75,000,000) fully underwritten revolving facility provided by an international bank. The borrower under this facility was Origin Energy Finance Limited. The facility was cancelled in January 2007.

**Working Capital Facility Agreement** - A$200,000,000 (2006: A$200,000,000) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited, Origin Energy New Zealand Limited and Origin Energy Resources NZ Limited. A$150,000,000 of this facility has a fixed maturity of December 2007 and A$50,000,000 has a fixed maturity of May 2009. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2007, A$18,167,000 was utilised as borrowings and A$166,477,000 of bank guarantees were issued.

**Evergreen Credit Facility Agreement** - NZ$300,000,000 (A$272,504,000 equivalent) (2006: NZ$300,000,000, A$246,653,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by international banks. The borrower under this facility is Contact Energy Limited and the facility has a fixed maturity date of May 2008. As at 30 June 2007, this facility was un-drawn.

**Bilateral Facility Agreement** - A$300,000,000 (2006: A$300,000,000) fully underwritten, multi-currency revolving facility provided jointly by two international banks. The borrower under this facility is Origin Energy Limited and has a fixed maturity date of September 2010. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. As at 30 June 2007, A$15,000,000 was utilised as borrowings and A$246,900,000 of bank guarantees were issued.

**Bilateral Facility Agreement** - US$150,000,000 (A$191,022,000 equivalent) (2006: A$ Nil) fully underwritten multi-currency revolving facility provided by two international banks. The borrowers under this facility are Origin Energy Limited, Origin Energy Resources (Kupe) Limited and Origin Energy Resources NZ Limited and the facility has a fixed maturity of November 2011. At 30 June 2007, US$117,000,000 (A$152,181,000 equivalent) was utilised.

## Origin Energy Limited and Controlled Entities

### 28. Details of credit facilities available to the consolidated entity (continued)

**(b) Other loans - unsecured**

**Insurance Premium Funding Agreement** - NZ$ Nil (A$ Nil equivalent) (2006: NZ$7,800,000, A$6,418,000 equivalent) New Zealand dollar denominated facility provided to Contact Energy Limited. As at 30 June 2007 the facility was undrawn.

**Related Party Loan** - NZ$1,496,000 (A$1,410,000 equivalent) (2006: NZ$4,969,000, A$4,089,000 equivalent) loan borrowed by Contact Energy Limited from its related party Oakey Power Holdings Pty Ltd. Contact Energy has a 25% interest in Oakey Power Holdings Pty Ltd and this loan is interest free. This loan is repayable on demand.

**(c) Redeemable preference shares - secured**

**Redeemable Preference Shares** - NZ$ Nil (A$ Nil equivalent) (2006: NZ$250,000,000, A$205,711,000 equivalent). A non-underwritten facility whereby Origin Energy Contact Finance Limited issued redeemable preference shares to investors in the New Zealand retail market. The issue was redeemed in accordance with the terms of the shares in July 2006.

**(d) Capital market borrowings - unsecured**

**Medium Term Note Programme** - A$200,000,000 (2006: A$180,000,000). A non-underwritten revolving facility where the issuer is Origin Energy Limited. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This programme was implemented in January 2002 and as at 30 June 2007 there was one issue outstanding of A$200,000,000 with a maturity of October 2011. *The previous issue of A$180,000,000 matured in April 2007 and was not renewed.*

**Electronic Promissory Note Programme (EPN) Origin Energy Limited**
A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of A$250,000,000 (2006: A$325,000,000) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in January 2002 and as at 30 June 2007, A$197,128,000 worth of notes were issued.

**Electronic Promissory Note Programme (EPN) Contact Energy Limited**
A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of five dealers. Notes to the value of NZ$250,000,000 (A$227,087,000 equivalent) (2006: NZ$250,000,000, A$205,711,000 equivalent) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in August 2000 and as at 30 June 2007, there were no notes issued.

**US Private Placement** - US$250,000,000 (A$423,012,000 equivalent) (2006: US$250,000,000, A$423,012,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of July 2010, March 2015 and March 2018. As at 30 June 2007 there was a total of US$250,000,000 (A$423,012,000 equivalent) (2006: US$250,000,000, A$423,012,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

**US Private Placement** - US$50,000,000 (A$65,833,000 equivalent) (2006: US$50,000,000, A$65,833,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have a maturity of June 2012. As at 30 June 2007 there was a total of US$50,000,000 (A$65,833,000 equivalent) (2006: US$50,000,000, A$65,833,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

**US Private Placement** - US$100,000,000 (A$161,529,000 equivalent) (2006: US$100,000,000, A$146,324,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in February 1998 and have maturities of February 2013 and April 2018. As at 30 June 2007 there was a total of US$100,000,000 (A$161,529,000 equivalent) (2006: US$100,000,000, A$146,324,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

**US Private Placement** - US$320,000,000 (A$517,485,000 equivalent) (2006: US$320,000,000, A$468,772,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of March 2010, March 2014, March 2015 and March 2018. As at 30 June 2007 there was a total of US$320,000,000 (A$517,485,000 equivalent) (2006: US$320,000,000, A$468,772,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

**NZ Floating Rate Notes** - NZ$421,822,000 (A$383,161,000 equivalent) (2006: NZ$421,822,000, A$347,099,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of NZD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have maturities of June 2014, June 2017 and June 2020. As at 30 June 2007 there was a total of NZ$421,822,000 (A$383,161,000 equivalent) (2006: NZ$421,822,000, A$347,099,000 equivalent) on issue.

**Medium Term Note Programme** - A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2007 there was one issue outstanding of A$120,000,000 with a maturity of September 2007. All AUD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$158,730,000 (A$144,182,000 equivalent) (2006: NZ$158,730,000, A$130,610,000 equivalent).

**Floating Rate Transferable Loan Certificate** - A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2007 there was one issue outstanding of US$50,000,000 with a maturity of September 2007. All USD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$119,048,000 (A$108,137,000 equivalent) (2006: NZ$119,048,000, A$97,957,000 equivalent).

**(e) Bank guarantee facilities - unsecured**

**Bank Guarantee Facility Agreements** - A$250,000,000 (2006: A$250,000,000). Two fully underwritten revolving facilities provided by two international banks, the facilities have a fixed maturity of May 2009. Bank guarantees can be issued under any member of the Origin Energy group and as at 30 June 2007, A$240,711,000 was utilised.

## 29. Financial instruments

**Financial assets**
The consolidated entity classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired or executed. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

*(a) Financial assets at fair value through profit or loss*
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. The consolidated entity holds a number of derivative instruments for economic hedging purposes under the board approved risk management policies, which are prohibited from being designated as hedges under Australian Accounting Standards. These derivatives are therefore required to be categorised as held for trading. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(b) Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'receivables' in the balance sheet (note 7).

*(c) Available-for-sale financial assets*
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the balance sheet date.

*(d) Recognition*
Regular purchases and sales of investments are recognised on trade-date – the date on which the consolidated entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the consolidated entity has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'increase/(decrease) in fair value of financial instruments' in the period in which they arise. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary securities denominated in the functional currency classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'increase/(decrease) in fair value of financial instruments'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the consolidated entity's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The consolidated entity assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 1.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 29. Financial instruments (continued)

**Derivative financial instruments and hedging activities**

The consolidated entity uses a range of derivative financial instruments to hedge the risk exposures arising from its operational, financing and investment activities.

Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:
(1) hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);
(2) hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or
(3) hedges of a net investment in a foreign operation (net investment hedge).

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 10 and note 17. Movements of the hedging reserve in shareholders' equity are shown in note 23. The fair value of hedging derivatives is classified as a non-current asset or non-current liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or current liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability.

*(a) Fair value hedges*
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the cross currency interest rate swaps hedging fixed rate foreign currency borrowings is recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate and foreign exchange rate risk are recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

*(b) Cash flow hedges*
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within 'increase/(decrease) in fair value of financial instruments'.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'increase/(decrease) in fair value of financial instruments'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast purchases is recognised in the income statement within 'raw materials and consumables used, and changes in finished goods and work in progress'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast sales is recognised in the income statement within 'revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within 'revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging purchases of non-financial assets (such as capital equipment) is recognised in the initial carrying value of the non-financial asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(c) Net investment hedges*
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed.

*(d) Derivatives that do not qualify for hedge accounting*
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risk(s). Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within 'increase/(decrease) in fair value of financial instruments.'

29. Financial instruments (continued)

**Financial risk management**

***Financial risk factors***

The consolidated entity's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's overall risk management programme focuses on the unpredictability of financial and commodity markets and seeks to minimise potential adverse effects on the consolidated entity's financial performance. The consolidated entity uses a range of derivative financial instruments to hedge these risk exposures.

Risk management is carried out by Group Treasury for interest rate and foreign exchange exposures. Risk management activities in respect of the commodity exposures are undertaken by the Energy Risk Management Group (ERM). Both Group Treasury and ERM operate under policies approved by the Board of Directors. Group Treasury and ERM identify, evaluate and hedge the financial risks in close co-operation with the consolidated entity's operating units. The consolidated entity has written policies covering specific areas, such as foreign exchange risk, interest rate risk, electricity price risk, oil price risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

*(a) Market risk*

*(i) Foreign exchange risk*

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the New Zealand dollar, US dollar and Euro. Foreign exchange risk arises from future commercial transactions (including interest payments on long-term borrowings, the sale of oil, the sale and purchase of LPG and the purchase of capital equipment), recognised assets and liabilities (including foreign receivables and borrowings) and net investments in foreign operations.

To manage the foreign exchange risk arising from future commercial transactions the consolidated entity uses forward foreign exchange contracts transacted by Group Treasury. To manage the foreign exchange risk arising from the future principal and interest payments required on foreign currency denominated long-term borrowings, the consolidated entity uses cross currency interest rate swaps (both fixed to fixed and fixed to floating) which convert the foreign currency denominated future principal and interest payments into the functional currency for the relevant entity for the full term of the underlying borrowings.

Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External derivative contracts are designated at the consolidated entity level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The consolidated entity has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the consolidated entity's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

The following table summarises the impact of increases/decreases of the relevant foreign exchange rates on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis uses the 95th percentile worst expected outcome for each of the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous five years. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| 2007 | FX Rate Change +/-% | Impact on post-tax profit: Consolidated +/-($'000) | Impact on post-tax profit: Origin Energy Limited +/-($'000) | Impact on other equity: Consolidated +/-($'000) | Impact on other equity: Origin Energy Limited +/-($'000) |
|---|---|---|---|---|---|
| AUD/USD | 17.0% | 755 | 844 | 13,550 | 380 |
| AUD/NZD | 18.1% | - | 41,149 | 108,002 | 41,527 |
| AUD/EUR | 12.6% | - | - | 6,790 | - |

| 2006 | FX Rate Change +/-% | Impact on post-tax profit: Consolidated +/-($'000) | Impact on post-tax profit: Origin Energy Limited +/-($'000) | Impact on other equity: Consolidated +/-($'000) | Impact on other equity: Origin Energy Limited +/-($'000) |
|---|---|---|---|---|---|
| AUD/USD | 18.1% | 1,943 | 1,458 | 6,222 | 584 |
| AUD/NZD | 14.6% | - | 32,083 | 81,750 | 32,083 |

## 29. Financial Instruments (continued)

**Financial risk management (continued)**
***Financial risk factors (continued)***

*(ii) Price risk*
The consolidated entity is exposed to commodity price risk from a number of commodities, including electricity, oil and related commodities associated with the purchase and/or sale of these commodities. The consolidated entity is also exposed to equity securities price risk because of investments held by the consolidated entity and classified on the consolidated balance sheet as available-for-sale and fair value through profit or loss. To manage its commodity price risks in respect to electricity and oil, the consolidated entity utilises a range of derivative instruments including fixed priced swaps, options and futures. The consolidated entity's equity investments subject to price risk are all publicly traded.

Origin's risk management policy for commodity price risk is to hedge forecast future transactions for up to 5 years into the future. ERM has a risk management policy framework that manages the exposure arising from its commodity based activities. The policy permits the active hedging of price and volume exposure arising from the retailing, generation and portfolio management activities, within prescribed risk capacity limits. The policy prescribes the maximum risk exposure permissible over any two-day period for the full commodity portfolio, under defined worse case scenarios. The full portfolio is tested daily against this limit, and reported monthly to management.

The following table summarises the impact of increases/decreases of the relevant forward prices (for commodities) and equity prices (for equity investments) on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis is based on reasonably possible changes, over a financial year, in the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous 12 months. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| 2007 | Impact on post-tax profit Consolidated 2007 +/- ($'000) | Impact on post-tax profit Origin Energy Limited 2007 +/- ($'000) | Impact on other equity Consolidated 2007 +/- ($'000) | Impact on other equity Origin Energy Limited 2007 +/- ($'000) |
|---|---|---|---|---|
| Electricity forward price | 35,400 | - | 2,401,483 | - |
| Oil forward prices | 1,599 | - | 80,796 | - |
| Equity securities quoted price | - | - | 39,296 | 39,296 |

| 2006 | Impact on post-tax profit Consolidated 2006 +/- ($'000) | Impact on post-tax profit Origin Energy Limited 2006 +/- ($'000) | Impact on other equity Consolidated 2006 +/- ($'000) | Impact on other equity Origin Energy Limited 2006 +/- ($'000) |
|---|---|---|---|---|
| Electricity forward price | 8,403 | - | 13,305 | - |
| Oil forward prices | 104 | - | 35,150 | - |
| Equity securities quoted price | 4,566 | - | 26,781 | 26,781 |

Post-tax profit for the year would increase/decrease as a result of the consolidated entity's risk management policy requiring hedging of less than 100% of forecast future sales of commodities and some derivative instruments which are valid economic hedges of these commodity price risks which do not qualify for cash flow hedge accounting under AASB 139 requirements. Other components of equity would increase/decrease as a result of the hedging instruments which do qualify for cash flow hedge accounting under AASB 139 and gains on equity securities classified as available-for-sale.

(b) Credit risk
The consolidated entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial and competitive strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit polices cover exposures generated from the sale of products and the use of derivatives instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The consolidated entity has Board approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The consolidated entity also utilises ISDA agreements with all derivative counterparties in order to limit exposure to credit risk through the netting of amounts receivable from and amounts payable to individual counterparties. At balance date, the only significant concentrations of credit risk with any counterparties are the NSW and QLD Governments in relation to electricity derivatives undertaken in accordance with the consolidated entity's hedging and risk management activities.

The carrying amounts of financial assets recognised in the balance sheet, and disclosed in more detail in notes 7 and 10 best represents the consolidated entity's maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the consolidated entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available. Refer to notes 16 and 28 for further details.

The following summarises the contractual timing of cash flows of the borrowings and related derivative instruments at 30 June 2007 and 30 June 2006:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Less than 1 Month | 19,175 | 13,801 | 234,716 | 22,005 |
| 1 - 3 Months | 42,963 | 27,914 | 37,911 | 21,680 |
| 3 - 12 Months | 731,360 | 193,030 | 441,744 | 323,220 |
| 1 - 5 Years | 2,452,194 | 2,012,431 | 1,740,149 | 1,261,609 |

The contractual obligations of the consolidated entity as at 30 June 2007 in the 3-12 month category include A$400,000,000 bridge facility repaid on 2 July 2007 with the sale proceeds from the Networks business. The remaining amounts will be repaid through a combination of cash on hand, committed facilities and re-financing.

## 29. Financial Instruments (continued)

**Financial risk management (continued)**

***Financial risk factors (continued)***

*(d) Interest rate risk (cash flow and fair value)*

The consolidated entity's income and operating cash flows are substantially independent of changes in market interest rates. The consolidated entity's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the consolidated entity to cash flow interest rate risk. Borrowings issued at fixed rates expose the consolidated entity to fair value interest rate risk. The consolidated entity's risk management policy is to manage interest rate exposures using Profit at Risk and Value at Risk methodologies using 95% statistical confidence levels. Exposure limits are set to ensure that the consolidated entity is not exposed to excess risk from interest rate volatility. The consolidated entity manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

The following table summarises the impact of increases/decreases of the relevant interest rates on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis uses the 95th percentile worst expected outcome for each of the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous five years. All variables other than the relevant primary risk variable identified are held constant in the analysis.

| | Impact on post-tax profit | | Impact on other equity | |
|---|---|---|---|---|
| 2007 | Consolidated +/-($'000) | Origin Energy Limited +/-($'000) | Consolidated +/-($'000) | Origin Energy Limited +/-($'000) |
| Interest Rates | 8,452 | 274 | 6,556 | 6,003 |

| | Impact on post-tax profit | | Impact on other equity | |
|---|---|---|---|---|
| 2006 | Consolidated +/-($'000) | Origin Energy Limited +/-($'000) | Consolidated +/-($'000) | Origin Energy Limited +/-($'000) |
| Interest Rates | 9,014 | 104 | 704 | 1,413 |

At 30 June 2007, if interest rates at that date had been higher/lower by the 95th percentile worst expected outcome (Australia: 55 basis point increase/decrease and US: 116 basis point increase/decrease) with all other variables held constant, post-tax profit and other components of equity of the consolidated entity and the parent would have been as set out in the table above. Profit would have been affected mainly as a result of the ineffective portion of cash flow and fair value hedge transactions and the fair value change in interest rate swaps which are valid economic hedges but which do not qualify for hedge accounting. Other components of consolidated equity would have been affected mainly as a result of an increase/decrease in the fair value of interest rate swaps which qualify for cash flow hedge accounting.

**Capital risk management**

The consolidated entity's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the consolidated entity monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents and fair value adjustments to borrowings in hedge relationships. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt less reserves attributable to fair value adjustments on financial instruments.

During the years ended 30 June 2007 and 2006, the consolidated entity's strategy was to maintain the gearing ratio within 40% to 45%, in order to secure access to finance at a reasonable cost by maintaining a minimum long term credit rating of BBB+. The gearing ratios were as follows:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Total borrowings | 3,226,017 | 2,166,018 | 2,719,812 | 1,730,580 |
| Less: fair value adjustments on borrowings in hedge relationships | 430,156 | 143,365 | 226,005 | 97,740 |
| Less: cash and cash equivalents | (267,574) | - | (309,229) | (6,278) |
| Net debt | 3,388,599 | 2,309,383 | 2,636,588 | 1,822,042 |
| Total equity | 6,969,256 | 2,610,967 | 3,645,491 | 2,141,371 |
| Less: reserves * | (2,286,246) | (64,225) | (63,376) | (30,071) |
| Total capital (excl reserves *) | 8,071,609 | 4,856,125 | 6,218,703 | 3,933,342 |
| Total capital (incl reserves *) | 10,357,855 | 4,920,350 | 6,282,079 | 3,963,413 |
| Gearing ratio (excl reserves *) | 42% | 48% | 42% | 46% |
| Gearing ratio (incl reserves *) | 33% | 47% | 42% | 46% |

* represents reserves attributable to fair value adjustments on financial instruments

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 29. Financial instruments (continued)

**Interest-bearing liabilities**

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Bank loans - unsecured | 1,447,009 | 1,020,000 | 549,036 | 491,878 |
| Capital markets borrowings - unsecured | 1,770,310 | 1,125,768 | 1,774,100 | 1,058,702 |
| Redeemable preference shares (RPS) | - | - | 205,711 | - |
| Other loans - unsecured | 7,602 | 20,250 | 190,506 | 180,000 |
| | 3,224,921 | 2,166,018 | 2,719,353 | 1,730,580 |

As at 30 June 2006 total borrowings include secured liabilities of $205,711,000 in respect of redeemable preference shares (RPS). The retail RPS were secured by the shares the Group holds in Contact Energy Limited.

The exposure of the consolidated entity's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| 6 months or less | 2,313,491 | 1,720,539 | 1,432,683 | 1,159,475 |
| 6 - 12 months | - | - | 180,000 | 180,000 |
| 1 - 5 years | 347,708 | 247,146 | - | 100,956 |
| Over 5 years | 563,722 | 198,333 | 1,106,670 | 290,149 |
| | 3,224,921 | 2,166,018 | 2,719,353 | 1,730,580 |

The remaining contractual maturity of non-current borrowings is as follows:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| 1 - 2 years | 250,258 | 250,000 | 382,204 | 153,809 |
| 2 - 5 years | 1,519,784 | 1,239,088 | 788,999 | 700,956 |
| Over 5 years | 947,984 | 581,494 | 1,036,369 | 637,243 |
| | 2,718,026 | 2,070,582 | 2,207,572 | 1,492,008 |

The carrying amounts and fair values of the non-current interest-bearing liabilities are as follows:

| | Carrying Value | | Fair Value | |
|---|---|---|---|---|
| 2007 | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 |
| Bank loans - unsecured | 1,126,307 | 944,814 | 1,126,307 | 944,814 |
| Capital markets borrowings - unsecured | 1,591,719 | 1,125,768 | 1,584,205 | 1,118,254 |
| | 2,718,026 | 2,070,582 | 2,710,512 | 2,063,068 |

| | Carrying Value | | Fair Value | |
|---|---|---|---|---|
| 2006 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
| Bank loans - unsecured | 433,472 | 433,306 | 433,472 | 433,306 |
| Capital markets borrowings - unsecured | 1,774,100 | 1,058,702 | 1,743,162 | 1,027,764 |
| | 2,207,572 | 1,492,008 | 2,176,634 | 1,461,070 |

The carrying amounts of the consolidated entity's borrowings are denominated in the following currencies:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Australian dollar | 1,539,436 | 1,437,377 | 1,110,113 | 979,504 |
| New Zealand dollar | 634,607 | 383,161 | 633,013 | 359,971 |
| US dollar | 1,049,468 | 345,480 | 976,227 | 391,105 |
| | 3,223,511 | 2,166,018 | 2,719,353 | 1,730,580 |

The consolidated entity has the following committed un-drawn borrowing facilities:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Floating rate: | | | | |
| - expiring within one year | 654,483 | 370,170 | 160,428 | 160,428 |
| - expiring beyond one year | 72,928 | 72,928 | 251,350 | 4,497 |
| | 727,411 | 443,098 | 411,778 | 164,925 |

The facilities expiring within one year are annual facilities subject to review at various dates during 2007/2008.

082-34934

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

### 29. Financial instruments (continued)

**Hedge Accounting**

*(a) Fair value hedges*

The changes in the fair values of the hedged items and hedging instruments recognised in the income statement for the year are disclosed in the following table:

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Gain / (Loss) on the hedging instruments | (163,357) | (18,308) | (66,533) | (14,444) |
| Gain / (Loss) on the hedged item attributable to the hedge risk | 162,823 | 17,625 | 66,567 | 14,549 |
| | (534) | (683) | 34 | 105 |

*(b) Cash flow hedges*

| | Consolidated 2007 $'000 | Origin Energy Limited 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| The effective portion of the gains/(losses) on cash flow hedges recognised in the cash flow hedge reserve | 2,367,045 | (13,579) | (14,504) | 9,028 |
| The (gains)/losses transferred from the cash flow hedge reserve to sales | 16,713 | - | 43,499 | - |
| The (gains)/losses transferred from the cash flow hedge reserve to cost of sales | (185,277) | - | (22,955) | - |
| The (gains)/losses transferred from the cash flow hedge reserve to finance cost | (342) | (3,805) | 10,260 | 5,095 |
| The (gains)/losses transferred from the cash flow hedge reserve to the initial carrying value of non-financial assets | 1,208 | - | (1,816) | - |
| | (167,698) | (3,805) | 28,988 | 5,095 |
| The ineffectiveness gains/(losses) recognised in the income statement from cash flow hedges | 12,143 | (515) | (320) | 65 |

*(c) Net investment hedges*

The effective portion of the gains/(losses) on net investment hedges recognised in the foreign currency translation reserve for the year to 30 June 2007 totalled $37,681,000 loss (2006: $45,162,000 gain).

The ineffectiveness recognised in the income statement from net investment hedges for the year to 30 June 2007 totalled $Nil (2006: $Nil).

*(d) Derivatives that do not qualify for hedge accounting*

The net change in fair value of derivatives which do not qualify for hedge accounting (and are therefore required to be classified as held for trading), which has been recognised in the income statement for the year to 30 June 2007 totalled $41,748,000 gain (2006: $8,378,000 loss).

| Derivative financial instruments | Note | Assets Consolidated 2007 $'000 | Assets Origin Energy Limited 2007 $'000 | Liabilities Consolidated 2007 $'000 | Liabilities Origin Energy Limited 2007 $'000 |
|---|---|---|---|---|---|
| **Current:** | | | | | |
| Interest rate swaps | | 3,327 | 1,679 | 8,196 | 8,196 |
| Cross currency interest rate swaps | | - | - | 82,866 | 9,012 |
| Forward foreign exchange contracts | | 6,359 | 11,462 | 8,364 | 11,462 |
| Electricity derivatives | | 2,708,890 | - | 95,162 | - |
| Oil derivatives | | - | 1,826 | 9,457 | 2,036 |
| Other commodity derivatives | | 356 | - | 829 | - |
| | | 2,718,932 | 14,967 | 204,874 | 30,706 |
| **Non Current:** | | | | | |
| Interest rate swaps | | 26,327 | 2,157 | 58,811 | 59,573 |
| Cross currency interest rate swaps | | - | - | 291,201 | 70,486 |
| Forward foreign exchange contracts | | 4,350 | 5,585 | 595 | 5,585 |
| Electricity derivatives | | 758,745 | - | 34,389 | - |
| Oil derivatives | | - | 2,436 | 12,891 | 2,436 |
| | | 789,422 | 10,178 | 397,887 | 138,080 |
| **TOTAL** | 10,17 | 3,508,354 | 25,145 | 602,761 | 168,786 |

## 29. Financial Instruments (continued)

**Derivative financial instruments (continued)**

| | Note | Assets: Consolidated 2006 $'000 | Assets: Origin Energy Limited 2006 $'000 | Liabilities: Consolidated 2006 $'000 | Liabilities: Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|---|
| **Current:** | | | | | |
| Interest rate swaps | | 3,663 | - | - | - |
| Forward foreign exchange contracts | | 4,133 | 2,737 | 1,092 | 2,737 |
| Electricity derivatives | | 200,682 | - | 118,260 | - |
| Oil derivatives | | - | 10,786 | 28,756 | 10,786 |
| Other commodity derivatives | | 2,391 | - | - | - |
| | | 210,869 | 13,523 | 148,108 | 13,523 |
| **Non Current:** | | | | | |
| Interest rate swaps | | 2,208 | 2,208 | - | - |
| Cross currency interest rate swaps | | - | - | 243,662 | 113,452 |
| Forward foreign exchange contracts | | 199 | - | - | - |
| Electricity derivatives | | 43,487 | - | 9,461 | - |
| Oil derivatives | | - | 180 | 17,885 | 180 |
| | | 45,894 | 2,388 | 271,008 | 113,632 |
| **TOTAL** | 10,17 | 256,763 | 15,911 | 419,116 | 127,155 |

*(a) Interest rate swaps*

The aggregate notional principal amounts of the outstanding interest rate swap contracts at 30 June 2007 were $1,566,127,000 (2006: $1,336,794,000). At 30 June 2007, the fixed interest rates vary from 4.80% to 8.00% (2006: 4.43% to 8.00%) and the main floating rates are BBSW, US LIBOR and BKBM. Interest rate swaps are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 11 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on interest rate swap contracts as of 30 June 2007 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

*(b) Cross currency interest rate swaps*

The aggregate notional principal amounts of the outstanding cross currency interest rate swap contracts at 30 June 2007 were $1,420,178,000 (2006: $1,332,664,000). At 30 June 2007, the fixed interest rates vary from 4.50% to 7.10% (2006: 4.50% to 7.10%) and the main floating rates are BBSW and BKBM. Cross currency interest rate swaps are designated in either cash flow hedge relationships or fair value hedge relationships.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 11 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on cross currency interest rate swap contracts as of 30 June 2007 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

*(c) Forward foreign exchange contracts*

The aggregate notional principal amounts of the outstanding forward foreign exchange contracts at 30 June 2007 were $576,267,000 (2006: $60,929,000) Forward foreign exchange contracts are designated in cash flow hedge relationships.

The hedged anticipated transactions denominated in foreign currency are expected to occur at various dates between one month to 4 years from the balance sheet date. Gains and losses recognised in the cash flow hedge reserve in equity (Note 23) on forward foreign exchange contracts as of 30 June 2007 will be released to the income statement when the underlying anticipated transactions affect the income statement. During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

*(d) Electricity derivatives*

The aggregate notional volumes of the outstanding electricity derivatives at 30 June 2007 were 98.9 million MWhs (2006: 47.4 million MWhs). Electricity derivatives are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated electricity purchase and sale transactions are expected to occur continuously for each half hour period throughout the next 5 years from the balance sheet date consistent with the forecast demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on electricity derivatives as of 30 June 2007 will be continuously released to the income statement in each period in which the underlying purchase or sale transactions are recognised in the income statement. During the year to 30 June 2007, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast. During the year to 30 June 2006, a reduction in the underlying forecast purchases for certain half hours in the hedged period led to the de-designation of hedging instruments with an aggregate fair value at the date of de-designation of $1,770,000 which was previously recognised in the cash flow hedge reserve. This amount was recognised directly in the income statement during the year to 30 June 2006 as certain half hours within the underlying transaction were no longer expected to occur as originally forecast.

The inherent variability in the volume of electricity purchased by customers in any half hour period means that the actual purchase requirements can vary from the forecasts. The forecasts are updated for significant changes in underlying conditions and where this leads to a reduction in the forecast below the aggregate notional volume of hedging instruments in the relevant half hour periods impacted, the affected hedging instruments are de-designated and the accumulated gain or loss which had been recognised in the cash flow hedge reserve is recognised directly in the income statement as the underlying forecast purchase transactions for those half hours are no longer expected to occur.

*(e) Oil derivatives*

The aggregate notional volumes of the outstanding oil and related derivatives at 30 June 2007 were 2.46 Mbbl (2006: 2.31 Mbbl). Oil derivatives are designated in cash flow hedge relationships.

The hedged anticipated oil sale and purchase transactions are expected to occur continuously throughout the next 5 years from the balance sheet date consistent with the forecast production and demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on oil derivatives as of 30 June 2007 will be continuously released to the income statement in each period in which the underlying sale or purchase transactions are recognised in the income statement. During the year to 30 June 2007 and the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

## 29. Financial instruments (continued)

**Fair value estimation**

The fair values of financial instruments traded in active markets (such as available-for-sale securities) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the consolidated entity are the current bid prices for the assets.

The fair values of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. The consolidated entity uses valuation techniques consistent with the established valuation methodology and general market practice applicable to each instrument/market. Quoted market prices or dealer quotes for similar instruments are used for long-term debt.

The fair values of interest rate swaps and cross currency interest rate swaps are calculated using the present value of the estimated future cash flows of these instruments.

The fair values of forward foreign exchange contracts are determined using quoted forward exchange rates at the balance sheet date.

The fair values of commodity swaps and futures are calculated using the present value of the estimated future cash flows using available market forward prices.

The fair values of commodity option contracts which are regularly traded are determined based on the most recent available transaction prices for the same instruments.

The fair values of commodity option contracts which are not regularly traded are calculated using the present value of the estimated future cash flows of these instruments. Certain commodity options utilised by the consolidated entity contain variability in key terms such as volumes, maturities, exercise periods and strike prices. The fair values of such derivatives are estimated using discounted cash flow techniques to estimate the present value of expected future net cash flows. Such techniques require the use of variables and assumptions in respect to expected volumes, maturities, exercise periods and strike prices, in addition to the observable market pricing data. Maximum use is made of all relevant observable forward market pricing data, and actual historical data when selecting variables and developing assumptions for valuation techniques.

Each instrument is discounted at the market interest rate appropriate to the instrument.

Where the fair value of a derivative is calculated as the present value of the estimated future cash flows of the instrument, there are two key variables used:

- appropriate market pricing data (for the relevant underlying interest rates, foreign exchange rates or commodity prices)
- discount rates

For derivative instruments, both of these variables are taken from observed market pricing data at the valuation date and therefore these variables represent those which would be used by market participants to execute and value the instruments.

The consolidated entity executes all instruments at fair value and therefore has no significant day one gains or losses on any financial instruments.

The nominal value of trade receivables (less impairment allowance) and payables approximate their fair values.

## 30. Acquisition/disposal of controlled entities

**2007**

| Name | Date of acquisition/disposal | Percentage interest acquired | Carrying amount $'000 | Consideration paid/(received) $'000 | Beneficial ownership |
|---|---|---|---|---|---|
| **The following entities were acquired during the financial year:** | | | | | |
| Sun Retail Pty Ltd | 1 Feb 2007 | 100.00% | 1,239,574 | 1,239,574 | 100% |
| **The following entities were disposed of during the financial year:** | | | | | |
| OE SEA Gas SPV2 Pty Ltd | 29 June 2007 | | | (78,751) | 100% |
| OE SEA Gas SPV3 Pty Ltd | 29 June 2007 | | | (52,487) | 100% |
| **The following controlled entities were incorporated/registered during the financial year:** | | | | | |
| Origin Energy Walloons Transmissions Pty Ltd | | | | | 100% |
| OE Resources Limited Partnership | | | | | 100% |
| **The following entity was de-registered/liquidated during the financial year:** | | | | | |
| Raenniks Ltd (in voluntary liquidation) | 13 June 2007 | | | | 100% |

Refer to note 24(e) for details of net assets acquired.

**2006**

| Name | Date acquired | Percentage interest acquired | Carrying amount $'000 | Consideration paid/(received) $'000 | Beneficial ownership |
|---|---|---|---|---|---|
| **The following entities were acquired during the previous financial year:** | | | | | |
| Origin Energy American Samoa Inc | 21 October 2005 | 0.01% | 8 | 8 | 100% |
| Origin Energy Leasing Ltd | 31 December 2005 | 100.00% | 13,309 | 13,309 | 100% |
| Speed-E-Gas (NSW) Pty Limited | 28 February 2006 | 100.00% | 18,236 | 18,236 | 100% |

Refer to note 24(e) for details of net assets acquired.

082-34934



### 31. Controlled entities

**Name changes during the financial year:**

| | | |
|---|---|---|
| Origin Energy Holdings Ltd | to | Origin Energy Holdings Pty Ltd |
| Origin Energy Tasmania Ltd | to | Origin Energy Tasmania Pty Ltd |
| Huddart Parker Ltd | to | Huddart Parker Pty Ltd |
| Oil Investments Ltd | to | Oil Investments Pty Ltd |
| Origin Energy Amadeus NL | to | Origin Energy Amadeus Pty Ltd |

**Name changes during the previous financial year:**

| | | |
|---|---|---|
| Origin Energy Bairnsdale Pty Ltd | to | Origin Energy Kenya Pty Ltd |

| 31.Controlled entities (continued) | Incorporated in | Consolidated entity 2007 Ownership interest % | Consolidated entity 2006 Ownership interest % | Origin Energy Limited 2007 Ownership interest % | Origin Energy Limited 2006 Ownership interest % |
|---|---|---|---|---|---|
| Origin Energy Limited | NSW | | | | |
| Huddart Parker Pty Ltd*< | Vic | 100 | 100 | 100 | 100 |
| Raenniks Ltd (in voluntary liquidation) | Vic | - | 100 | - | 100 |
| Origin Energy NZ Share Plan Ltd | NZ | 100 | 100 | 100 | 100 |
| FRL Pty Ltd*< | WA | 100 | 100 | 100 | 100 |
| BTS Pty Ltd*< | WA | 100 | 100 | | |
| Origin Energy Power Ltd*< | SA | 100 | 100 | 100 | 100 |
| Origin Energy Solar Pty Ltd | NSW | 100 | 100 | | |
| Origin Energy SWC Ltd < | WA | 100 | 100 | | |
| BESP Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pinjar Security Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pinjar Holdings No. 1 Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pinjar No. 1 Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pinjar Holdings No. 2 Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pinjar No. 2 Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Walloons Transmissions Pty Ltd | Vic | 100 | - | | |
| Origin Energy Holdings Pty Ltd*< | Vic | 100 | 100 | 95.8 | 95.8 |
| Origin Energy Retail Ltd*< | SA | 100 | 100 | | |
| Origin Energy (Vic) Pty Ltd *< | Vic | 100 | 100 | | |
| Gasmart (Vic) Pty Ltd < | Vic | 100 | 100 | | |
| Origin Energy (TM) Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Electricity Ltd*< | Vic | 100 | 100 | | |
| Sun Retail Pty Ltd *< | Qld | 100 | - | | |
| Origin Energy PNG Ltd | PNG | 66.7 | 66.7 | | |
| Origin Energy Tasmania Pty Ltd*< | Tas | 100 | 100 | | |
| The Fiji Gas Co Ltd | Fiji | 51 | 51 | | |
| Tonga Gas Ltd | Tonga | 51 | 51 | | |
| Origin Energy Contracting Ltd*< | Qld | 100 | 100 | | |
| Origin Energy LPG Ltd *< | NSW | 100 | 100 | | |
| Origin (LGC) (Aust) Pty Ltd*< | NSW | 100 | 100 | | |
| Origin Energy SA Pty Ltd*< | SA | 100 | 100 | | |
| Hylemit Pty Ltd* | Vic | 100 | 100 | | |
| Speed-E-Gas (NSW) Pty Limited* | NSW | 100 | 100 | | |
| Origin Energy WA Pty Ltd*< | WA | 100 | 100 | | |
| Origin Energy Services Ltd*< | SA | 100 | 100 | | |
| Origin Energy NSW Pty Ltd *< | NSW | 100 | 100 | | |
| Origin Energy Water Management Holdings Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Water Management Pty Ltd* | NSW | 100 | 100 | | |
| Origin Energy Asset Management Holdings Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Asset Management Services Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Asset Management Services (Queensland) Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Asset Management Ltd*< | SA | 100 | 100 | | |
| Origin Energy Pipelines Pty Ltd*< | NT | 100 | 100 | | |
| Origin Energy Pipelines (SESA) Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Pipelines (Vic) Holdings Pty Ltd *< | Vic | 100 | 100 | | |
| Origin Energy Pipelines (Vic) Pty Ltd *< | Vic | 100 | 100 | | |
| Origin Energy Solomons Ltd | Solomon Islands | 80 | 80 | | |
| Origin Energy Cook Islands Ltd | Cook Islands | 100 | 100 | | |
| Origin Energy Vanuatu Ltd | Vanuatu | 100 | 100 | | |
| Origin Energy Leasing Ltd | Vanuatu | 100 | 100 | | |
| Origin Energy Samoa Ltd | Western Samoa | 100 | 100 | | |
| Origin Energy American Samoa Inc | American Samoa | 100 | 100 | | |
| Origin Energy Resources Ltd*< | SA | 100 | 100 | 100 | 100 |
| Origin Energy Kenya Pty Ltd* | Vic | 100 | 100 | | |
| Origin Energy Bonaparte Pty Ltd*< | SA | 100 | 100 | | |
| Origin Energy Developments Pty Ltd*< | ACT | 100 | 100 | | |
| Origin Energy Zoca 91-08 Pty Ltd*< | SA | 100 | 100 | | |
| Origin Energy Petroleum Pty Ltd*< | Qld | 100 | 100 | | |
| Origin Energy Northwest Ltd | UK | 100 | 100 | | |
| Sagasco Southeast Inc | Panama | 100 | 100 | | |
| Origin Energy Resources NZ Ltd | NZ | 100 | 100 | | |
| Kupe Development Ltd | NZ | 100 | 100 | | |
| Kupe Mining (No.1) Ltd | NZ | 100 | 100 | | |
| Origin Energy Resources (Kupe) Ltd | NZ | 100 | 100 | | |
| Sagasco NT Pty Ltd*< | SA | 100 | 100 | | |
| Sagasco Amadeus Pty Ltd*< | SA | 100 | 100 | | |
| Origin Energy Amadeus Pty Ltd *< | Qld | 100 | 100 | | |
| Amadeus United States Pty Ltd*< | Qld | 100 | 100 | | |
| OE Resources Limited Partnership | NSW | 100 | - | | |

| 31. Controlled entities (continued) | Incorporated in | Consolidated entity 2007 Ownership interest % | Consolidated entity 2006 Ownership interest % | Origin Energy Limited 2007 Ownership interest % | Origin Energy Limited 2006 Ownership interest % |
|---|---|---|---|---|---|
| Origin Energy CSG Ltd *< | NSW | 100 | 100 | 100 | 100 |
| OCA (CSG) Pty Ltd *< | Qld | 100 | 100 | | |
| Angari Pty Ltd *< | SA | 100 | 100 | | |
| Oil Investments Pty Ltd *< | SA | 100 | 100 | | |
| Origin Energy CSG Marketing Pty Ltd *< | WA | 100 | 100 | | |
| OCA Holdings Pty Ltd * | Qld | 100 | 100 | | |
| Origin Energy CSG Processing Pty Ltd *< | Vic | 100 | 100 | | |
| Oil Company of Australia (Moura) Pty Ltd *< | Qld | 100 | 100 | | |
| Oil Company of Australia (Moura) Transmissions Pty Ltd *< | WA | 100 | 100 | | |
| Origin Energy VIC Holdings Pty Ltd< | Vic | 100 | 100 | 100 | 100 |
| Origin Energy New Zealand Ltd | NZ | 100 | 100 | | |
| Origin Energy Universal Holdings | NZ | 100 | 100 | | |
| Origin Energy Five Star Holdings | NZ | 100 | 100 | | |
| Origin Energy Contact Finance Ltd | NZ | 100 | 100 | | |
| Origin Energy Pacific Holdings | NZ | 100 | 100 | | |
| Contact Energy Ltd | NZ | 51.4 | 51.4 | | |
| Contact Australia Pty Ltd | Vic | 51.4 | 51.4 | | |
| Contact Operations Australia Pty Ltd | Vic | 51.4 | 51.4 | | |
| Contact Peaker Australia Pty Ltd | Vic | 51.4 | 51.4 | | |
| Contact Finance Pty Ltd | Vic | 51.4 | 51.4 | | |
| Empower Ltd | NZ | 51.4 | 51.4 | | |
| Contact Peaker (NZ) Ltd | NZ | 51.4 | 51.4 | | |
| Stratford Power Ltd | NZ | 51.4 | 51.4 | | |
| Contact Avalanche Holdings Ltd | NZ | 51.4 | 51.4 | | |
| Energy Gas Contracts Ltd | NZ | 51.4 | 51.4 | | |
| Origin Energy Industries Ltd | NZ | 51.4 | 100 | | |
| Rockgas Ltd | NZ | 51.4 | 100 | | |
| Origin Energy Capital Ltd< | NZ | 100 | 100 | 100 | 100 |
| Origin Energy Finance Company Pty Ltd < | Vic | 100 | 100 | 100 | 100 |
| OE JV Co Pty Ltd < | Vic | 100 | 100 | 100 | 100 |
| OE SEA Gas Holdings Pty Ltd* | Vic | 100 | 100 | | |
| OE SEA Gas SPV2 Pty Ltd* | Vic | - | 100 | | |
| OE SEA Gas SPV3 Pty Ltd* | Vic | - | 100 | | |
| Origin Energy Australia Holding BV | Netherlands | 100 | 100 | 100 | 100 |
| Origin Energy Mt Stuart BV | Netherlands | 100 | 100 | | |
| Parbond Pty Ltd* | NSW | 100 | 100 | 100 | 100 |

<Entered into a cross guarantee with Origin Energy Limited (refer note 26).

*Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.

Vic Gas Distribution Pty Ltd (Vic Gas) and its controlled entity Albury Gas Company Ltd (AGC) are owned 100% (2006: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd (EnVic) (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.
On 2 July 2007 Vic Gas and AGC ceased to be owned by Origin Energy Pipelines (Vic) Pty Ltd.

## 32. Investments accounted for using the equity method

**Details of investments in associates and joint venture entities are as follows:**

2007 — Consolidated

| Name | Principal activity | Place of incorporation | Reporting date | Ownership interest 2007 % | Share of net profit 2007 $'000 | Equity accounted investment carrying amount 2007 $'000 |
|---|---|---|---|---|---|---|
| **Associates** | | | | | | |
| BIEP Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | - | - |
| BIEP Security Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | - | - |
| CUBE Pty Ltd *** | Cogeneration | SA | 30 June | 50.0 | 6,302 | 25,132 |
| Gas Industry Superannuation Pty Ltd | Superannuation Trustee | SA | 30 June | 50.0 | - | - |
| Oakey Power Holdings Pty Ltd | Electricity generation | NZ | 30 June | 25.0 | 2,846 | 5,641 |
| Rockgas Timaru Ltd | LPG distributor | NZ | 31 Mar | 25.7 | 27 | 144 |
| Vitalgas Pty Ltd | Autogas distributor | NSW | 31 Dec | 50.0 | - | - |
| Campaspe Asset Management Services Pty Ltd ** | Water infrastructure asset management | SA | 30 June | 50.0 | 289 | - |
| | | | | | 9,464 | 30,917 |
| **Joint venture entities** | | | | | | |
| Bulwer Island Energy Partnership | Cogeneration | Qld | 30 June | 50.0 | 6,550 | 35,174 |
| SEA Gas Partnership * | Pipeline construction | SA | 30 June | - | 6,569 | - |
| | | | | | 13,119 | 35,174 |
| **Total** | | | | | 22,583 | 66,091 |

**Investments in associates and joint ventures classified as discontinued operations**

The above table includes $6,858,000 relating to the share of net profits of investments classified as discontinued operations. These relate to Campaspe Asset Management Services ($289,000) and SEA Gas Partnership ($6,569,000).

* SEA Gas Partnership was sold to APA Group on 29 June 2007.
** Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007 and this investment has been transferred as assets held for sale (see note 5).
*** Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

2006 — Consolidated

| Name | Principal activity | Place of incorporation | Reporting date | Ownership interest 2006 % | Share of net profit 2006 $'000 | Equity accounted investment carrying amount 2006 $'000 |
|---|---|---|---|---|---|---|
| **Associates** | | | | | | |
| BIEP Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | - | - |
| BIEP Security Pty Ltd | Cogeneration | Vic | 30 June | 50.0 | - | - |
| CUBE Pty Ltd *** | Cogeneration | SA | 30 June | 50.0 | 6,114 | 22,472 |
| Gas Industry Superannuation Pty Ltd | Superannuation Trustee | SA | 30 June | 50.0 | - | - |
| Oakey Power Holdings Pty Ltd | Electricity generation | NZ | 30 June | 25.0 | 1,891 | 4,433 |
| Rockgas Timaru Ltd | LPG distributor | NZ | 31 Mar | 50.0 | 91 | 148 |
| Vitalgas Pty Ltd | Autogas distributor | NSW | 31 Dec | 50.0 | - | - |
| Campaspe Asset Management Services Pty Ltd ** | Water infrastructure asset management | SA | 30 June | 50.0 | 327 | 887 |
| | | | | | 8,423 | 27,940 |
| **Joint venture entities** | | | | | | |
| Bulwer Island Energy Partnership | Cogeneration | Qld | 30 June | 50.0 | 5,552 | 34,026 |
| SEA Gas Partnership * | Pipeline construction | SA | 30 June | 33.3 | 6,416 | 16,482 |
| | | | | | 11,968 | 50,508 |
| **Total** | | | | | 20,391 | 78,448 |

**Investments in associates and joint ventures classified as discontinued operations**

The above table includes $6,743,000 relating to the share of net profits of investments classified as discontinued operations. These relate to Campaspe Asset Management Services ($327,000) and SEA Gas Partnership ($6,416,000).

* SEA Gas Partnership was sold to APA Group on 29 June 2007.
** Campaspe Asset Management Services Pty Ltd was sold to APA Group on 2 July 2007.
*** Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

### 32. Investments accounted for using the equity method (continued)

**(a) Investments in associates**

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 |
|---|---|---|
| **Results of associate** | | |
| Share of associates' profit before income tax | 14,757 | 14,003 |
| Income tax | (5,293) | (5,580) |
| Share of associates' net profit | 9,464 | 8,423 |
| 100% of associates' revenues | 135,898 | 127,441 |
| 100% of associates' net profit | 22,695 | 20,604 |

**Summary of balance sheet of associates**
The consolidated entity's share of aggregate assets and liabilities of associates are as follows:

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| Current assets | 14,296 | 14,413 |
| Non-current assets | 67,717 | 70,433 |
| Total assets | 82,013 | 84,846 |
| Current liabilities | 12,882 | 13,092 |
| Non-current liabilities | 38,214 | 43,814 |
| Total liabilities | 51,096 | 56,906 |
| Net assets | 30,917 | 27,940 |
| **Share of associates' capital expenditure commitments contracted but not provided for and payable:** | | |
| Not later than one year | 486 | 41 |
| **Share of associates' operating lease commitments payable:** | | |
| Not later than one year | 77 | 70 |
| Later than one year but not later than five years | 303 | 275 |
| Later than five years | 399 | 327 |
| | 779 | 672 |

## 32. Investments accounted for using the equity method (continued)

**(b) Investments in joint venture entities**

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| | $'000 | $'000 |
| **Results of joint venture entities** | | |
| Share of joint venture entities' net profit after tax | 13,119 | 11,968 |
| 100% of joint venture entities' revenues | 100,853 | 94,610 |
| 100% of joint venture entities' net profit | 33,066 | 30,609 |

**Summary of balance sheet of joint venture entities**
The consolidated entity's share of aggregate assets and liabilities of joint venture entities are as follows:

| | 2007 | 2006 |
|---|---|---|
| Current assets | 7,673 | 8,695 |
| Non-current assets | 190,474 | 191,002 |
| Total assets | 198,147 | 199,697 |
| Current liabilities | 22,990 | 2,178 |
| Non-current liabilities | 139,983 | 147,011 |
| Total liabilities | 162,973 | 149,189 |
| Net assets | 35,174 | 50,508 |

| | 2007 | 2006 |
|---|---|---|
| **Share of joint venture entities' capital expenditure commitments contracted but not provided for and payable:** | | |
| Not later than one year | - | 742 |
| | - | 742 |

| | Consolidated 2007 $'000 | 2006 $'000 |
|---|---|---|

## 33. Interest in joint venture operations

The consolidated entity holds interests in a number of unincorporated joint ventures.

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| **Other joint venture information** | | |
| Sales value of products directly received | 433,443 | 411,516 |
| Joint venture profit before tax | 116,758 | 93,335 |
| Contingent liabilities (included in note 26) | 5,250 | 3,555 |
| Capital commitments (included in note 27) | 361,270 | 548,536 |

| | Interest range 2007 | 2006 |
|---|---|---|
| **Major areas of interest** | % | % |
| Cooper Basin | 10.5/27 | 10.5/27 |
| Bowen Basin | 50.0 | 50.0 |
| T/RL1 Bass Basin | 42.5 | 42.5 |
| Kupe | 50.0 | 50.0 |
| Spring Gully | 96.1 | 96.1 |
| Offshore Otway Development | 30.8 | 30.8 |
| Worsley Power Plant | 50.0 | 50.0 |

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production, and power generation.

The assets and liabilities of the consolidated entity include the following items which represent the consolidated entity's interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

| | Consolidated 2007 $'000 | 2006 $'000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | 44,707 | 41,886 |
| Trade and other receivables | 2,091 | 4,087 |
| Inventories | 34,149 | 21,731 |
| Other assets | 3,711 | 5,617 |
| **Total current assets** | 84,658 | 73,321 |
| **Non-current assets** | | |
| Producing areas of interest | 446,973 | 345,321 |
| Property, plant and equipment | 973,999 | 959,348 |
| Exploration, evaluation and development expenditure | 246,519 | 260,228 |
| Other assets | 828 | 1,073 |
| **Total non-current assets** | 1,668,319 | 1,565,970 |
| **Total assets** | 1,752,977 | 1,639,291 |
| **Current liabilities** | | |
| Trade and other payables | 79,178 | 106,805 |
| **Total current liabilities** | 79,178 | 106,805 |
| **Non-current liabilities** | | |
| Trade and other payables | - | 2,483 |
| Provisions | 74,614 | 65,616 |
| **Total non-current liabilities** | 74,614 | 68,099 |
| **Total liabilities** | 153,792 | 174,904 |
| **Net investment in joint venture operations** | 1,599,185 | 1,464,387 |

### 34. Share based payments

**(a) Senior Executive Option Plan**

The company's Senior Executive Option Plan was approved at the annual general meeting on 13 November 1995. Staff eligible to participate in the plan are those senior executives invited by the Board, with the invitation based on performance and the role the individual plays in guiding the future success of the company. Options granted under the plan entitle the holder to subscribe for one fully paid ordinary share per option. The exercise price of the options is based on the weighted average price of the company's shares during a five day period determined by the Board to be representative of the company's position at the time. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant performance hurdles are met. The performance hurdles that must be met prior to an option becoming exercisable vary by option tranche and are discussed in the footnotes to the Senior Executive Options table in this note. Options granted under the plan do not carry any dividend or voting rights.

During the year, the company issued 3,391,000 options at an exercise price of $6.50 (2006:3,390,000 options at an exercise price of $7.21). The fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. The company has recognised $6,443,000 (2006: $6,268,000) as an expense during the year.

The amount recognised in issued capital in the financial statements of the company for the financial year represents the proceeds received from exercise of options and is as follows:

| | | Consolidated | | Origin Energy Limited | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| | Note | $'000 | $'000 | $'000 | $'000 |
| Issued ordinary share capital | 21 | 15,034 | 4,006 | 15,034 | 4,006 |

Details of options outstanding at the beginning and the end of the financial year and movements during the year are provided in the Senior Executives Options table in this note.

**(b) Employee Share Plan**

The Origin Energy Board of Directors approved the Origin Energy Employee Share Plan (Origin ESP) on 20 March 2001. All Origin Energy full-time and permanent part-time employees based in Australia with at least one year of service qualify for participation in the Origin ESP. Under the Origin ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the Origin ESP is in effect, for no consideration. Shares are awarded under the terms of the Origin ESP in recognition of the contribution employees make to the overall success of Origin Energy, based on performance hurdles established each year. The Origin ESP has been established as a qualifying plan under the Income Tax Assessment Act.

Origin Energy Limited shares awarded under the Origin ESP to Australian-based employees are registered as restricted shares which can not be sold for three years from the date of award. The shares awarded in the name of the qualifying employee, are not subject to forfeiture and vest at the date of award to the employee. Shares awarded under the Origin ESP rank equally with other fully paid ordinary shares on issue and carry full voting and dividend rights.

To enable Origin Energy employees based in New Zealand to receive benefits similar to those of Australian-based employees, the Board of Directors has approved the Origin Energy New Zealand Employee Share Plan (New Zealand ESP). The terms and benefits awarded under the New Zealand ESP are similar to those of the Origin ESP and all full-time and permanent part-time employees with at least one year of service qualify for participation in the plan. Under the New Zealand ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the New Zealand ESP is in effect, for no consideration.

Shares awarded under the New Zealand ESP are restricted shares which cannot be sold for three years from the date of award and employees may elect to either receive the shares in their name at the time of award or have the shares placed into trust. Shares received by employees in their name at the date of award are not subject to forfeiture and vest at the date of award. Shares held in trust are subject to a three year vesting period before being allocated to employees and may be forfeited if employees do not remain employees of Origin Energy for the full three year vesting period.

Separate plans and procedures, adapting for local laws, have also been implemented to enable employees not based in Australia or New Zealand to receive benefits similar to those awarded under the Origin ESP and the New Zealand ESP.

**34. Share based payments (continued)**

**(b) Employee Share Plan (continued)**

No shares were awarded under the employee share plan during the year ended 30 June 2007.

The following table details the shares awarded under the employee share plans for the year ended 30 June 2006 and the fair value of those shares.

| | 2006 | | |
|---|---|---|---|
| Date shares granted | Number of shares granted | Cost per share [2] | Total cost $'000 |
| 7 September 2005 | 299,821 | $7.21 | 2,161,709 |
| 1 December 2005 [1] | 12,261 | $7.28 | 89,260 |
| | 312,082 | | 2,250,969 |

[1] Shares awarded to New Zealand based employees.

[2] The cost per share represents the weighted average on-market purchase price of the company's shares.

Under the New Zealand ESP, employees may elect to either receive the shares awarded to them in their name or have the shares placed in trust at the date of award. Shares placed in trust have a three year vesting period. During the year ended 30 June 2007, nil (2006: 8,211) shares were vested to the trust under the New Zealand ESP. During the year ended 30 June 2007, 9,483 (2006: 10,044) shares held in trust vested to employees, with a vesting date of 1 December 2006 and a fair value at this date of $7.64 per share. The number of shares held in trust under the New Zealand ESP as at 30 June 2007 is 21,884 (2006: 25,544).

## Origin Energy Limited and Controlled Entities

### 34. Share based payments (continued)

(c) Summary of senior executive options

2007

| Grant date | First exercise date | Expiry date | Exercise price per option [2] | Hurdle price per share | Balance at start of the year | Issued during the year | Exercised during the year | Lapsed during the year | Balance at end of the year | Vested at end of the year |
|---|---|---|---|---|---|---|---|---|---|---|
| 31 Aug 2001 | 31 Aug 2004 | 31 Aug 2006 | $2.58 | [1] | 110,000 | - | 110,000 | - | - | - |
| 16 Dec 2001 | 16 Dec 2004 | 16 Dec 2006 | $3.04 | [1] | 2,005,000 | - | 2,005,000 | - | - | - |
| 19 Dec 2002 | 19 Dec 2005 | 19 Dec 2007 | $3.40 | [1] | 1,665,000 | - | 885,000 | - | 780,000 | 780,000 |
| 19 Dec 2003 | 19 Dec 2006 | 19 Dec 2008 | $4.15 | [1] | 3,890,000 | - | 1,363,800 | 125,000 | 2,401,200 | 2,401,200 |
| 6 Aug 2004 | 6 Aug 2007 | 6 Aug 2009 | $5.98 | [1] | 775,000 | - | - | - | 775,000 | - |
| 26 Nov 2004 | 26 Nov 2007 | 26 Nov 2009 | $5.72 | [1] | 2,596,000 | - | - | 125,000 | 2,471,000 | - |
| 20 May 2005 | 20 May 2008 | 20 May 2010 | $6.75 | [1] | 200,000 | - | - | - | 200,000 | - |
| 7 Sep 2005 | 7 Sep 2008 | 7 Sep 2010 | $7.21 | [1] | 3,390,000 | - | - | - | 3,390,000 | - |
| 11 Sep 2006 | 11 Sep 2009 | 11 Sep 2011 | $6.50 | [1] | - | 3,391,000 | - | - | 3,391,000 | - |
| | | | | | 14,631,000 | 3,391,000 | 4,363,800 | 250,000 | 13,408,200 | 3,181,200 |
| | | Key management personnel | | | 5,484,000 | 979,000 | 1,390,000 | - | 5,073,000 | 1,250,000 |
| | | Non key management personnel | | | 9,147,000 | 2,412,000 | 2,973,800 | 250,000 | 8,335,200 | 1,931,200 |
| | | | | | 14,631,000 | 3,391,000 | 4,363,800 | 250,000 | 13,408,200 | 3,181,200 |

2006

| Grant date | First exercise date | Expiry date | Exercise price per option [2] | Hurdle price per share | Balance at start of the year | Issued during the year | Exercised during the year | Lapsed during the year | Balance at end of the year | Vested at end of the year |
|---|---|---|---|---|---|---|---|---|---|---|
| 31 Aug 2001 | 31 Aug 2004 | 31 Aug 2006 | $2.58 | [1] | 110,000 | - | - | - | 110,000 | 110,000 |
| 16 Dec 2001 | 16 Dec 2004 | 16 Dec 2006 | $3.04 | [1] | 2,280,000 | - | 275,000 | - | 2,005,000 | 2,005,000 |
| 19 Dec 2002 | 19 Dec 2005 | 19 Dec 2007 | $3.40 | [1] | 2,585,000 | - | 920,000 | - | 1,665,000 | 1,665,000 |
| 19 Dec 2003 | 19 Dec 2006 | 19 Dec 2008 | $4.15 | [1] | 3,890,000 | - | - | - | 3,890,000 | - |
| 6 Aug 2004 | 6 Aug 2007 | 6 Aug 2009 | $5.98 | [1] | 775,000 | - | - | - | 775,000 | - |
| 26 Nov 2004 | 26 Nov 2007 | 26 Nov 2009 | $5.72 | [1] | 2,596,000 | - | - | - | 2,596,000 | - |
| 20 May 2005 | 20 May 2008 | 20 May 2010 | $6.75 | [1] | 200,000 | - | - | - | 200,000 | - |
| 7 Sep 2005 | 7 Sep 2008 | 7 Sep 2010 | $7.21 | [1] | - | 3,390,000 | - | - | 3,390,000 | - |
| | | | | | 12,436,000 | 3,390,000 | 1,195,000 | - | 14,631,000 | 3,780,000 |
| | | Key management personnel | | | 4,645,000 | 969,000 | 130,000 | - | 5,484,000 | 1,700,000 |
| | | Non key management personnel | | | 7,791,000 | 2,421,000 | 1,065,000 | - | 9,147,000 | 2,080,000 |
| | | | | | 12,436,000 | 3,390,000 | 1,195,000 | - | 14,631,000 | 3,780,000 |

During the year ended 30 June 2007 4,363,800 (2006: 1,195,000) options were exercised and the details of these options are included in the Summary of Senior Executive Options exercised table in this note.

[1] The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies. If the Origin Energy TSR exceeds the 50th percentile, 50 per cent of the options may be exercised and if it reaches the 75th percentile, 100 per cent of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via the company's website.

[2] Exercise prices have been adjusted to reflect the impact of the Rights Issue.

### 34. Share based payments (continued)

**(d) Summary of senior executive options exercised**

The following table details the options exercised during the financial year and number of shares issued to employees on the exercise of options.

**2007**

| Exercise date | Exercise price | Number of shares | Fair value at date of exercise * |
|---|---|---|---|
| 6 Jul 2006 | $3.04 | 35,000 | $7.50 |
| 6 Jul 2006 | $3.40 | 35,000 | $7.50 |
| 30 Aug 2006 | $3.04 | 30,000 | $6.55 |
| 31 Aug 2006 | $2.58 | 110,000 | $6.67 |
| 6 Sep 2006 | $3.04 | 395,000 | $6.43 |
| 6 Sep 2006 | $3.40 | 105,000 | $6.43 |
| 14 Sep 2006 | $3.04 | 600,000 | $6.64 |
| 29 Sep 2006 | $3.40 | 25,000 | $6.67 |
| 13 Oct 2006 | $3.04 | 255,000 | $7.09 |
| 13 Oct 2006 | $3.40 | 50,000 | $7.09 |
| 19 Oct 2006 | $3.40 | 20,000 | $7.01 |
| 20 Oct 2006 | $3.04 | 50,000 | $7.16 |
| 20 Oct 2006 | $3.40 | 20,000 | $7.16 |
| 25 Oct 2006 | $3.40 | 20,000 | $7.21 |
| 30 Oct 2006 | $3.04 | 30,000 | $7.17 |
| 30 Oct 2006 | $3.40 | 30,000 | $7.17 |
| 1 Nov 2006 | $3.04 | 150,000 | $7.28 |
| 9 Nov 2006 | $3.04 | 280,000 | $7.27 |
| 9 Nov 2006 | $3.40 | 15,000 | $7.27 |
| 13 Nov 2006 | $3.40 | 10,000 | $7.30 |
| 17 Nov 2006 | $3.04 | 30,000 | $7.35 |
| 22 Nov 2006 | $3.04 | 35,000 | $7.25 |
| 4 Dec 2006 | $3.40 | 10,000 | $7.59 |
| 7 Dec 2006 | $3.04 | 35,000 | $7.68 |
| 13 Dec 2006 | $3.04 | 50,000 | $7.69 |
| 15 Dec 2006 | $3.04 | 30,000 | $8.00 |
| 15 Dec 2006 | $3.40 | 20,000 | $8.00 |
| 18 Dec 2006 | $3.40 | 45,000 | $8.16 |
| 20 Dec 2006 | $3.40 | 20,000 | $8.13 |
| 22 Dec 2006 | $4.15 | 115,600 | $8.23 |
| 27 Dec 2006 | $4.15 | 83,200 | $8.28 |
| 27 Dec 2006 | $3.40 | 15,000 | $8.28 |
| 28 Dec 2006 | $4.15 | 108,800 | $8.26 |
| 4 Jan 2007 | $4.15 | 44,800 | $8.55 |
| 12 Jan 2007 | $3.40 | 130,000 | $9.50 |
| 17 Jan 2007 | $4.15 | 95,000 | $9.62 |
| 23 Jan 2007 | $4.15 | 32,400 | $9.45 |
| 24 Jan 2007 | $4.15 | 28,800 | $9.58 |
| 5 Feb 2007 | $4.15 | 20,000 | $9.14 |
| 6 Feb 2007 | $4.15 | 160,000 | $9.32 |
| 6 Feb 2007 | $3.40 | 100,000 | $9.32 |
| 16 Feb 2007 | $4.15 | 20,000 | $8.85 |
| 20 Feb 2007 | $4.15 | 20,000 | $9.01 |
| 28 Feb 2007 | $4.15 | 180,000 | $8.86 |
| 1 Mar 2007 | $4.15 | 35,000 | $9.15 |
| 5 Mar 2007 | $4.15 | 18,000 | $9.05 |
| 5 Mar 2007 | $3.40 | 40,000 | $9.05 |
| 7 Mar 2007 | $4.15 | 71,600 | $8.65 |
| 19 Mar 2007 | $4.15 | 25,400 | $8.75 |
| 4 Apr 2007 | $3.40 | 20,000 | $8.85 |
| 11 Apr 2007 | $3.40 | 25,000 | $8.87 |
| 11 Apr 2007 | $4.15 | 19,544 | $8.87 |
| 18 Apr 2007 | $4.15 | 30,456 | $9.04 |
| 1 May 2007 | $4.15 | 10,800 | $9.07 |
| 3 May 2007 | $3.40 | 30,000 | $8.97 |
| 3 May 2007 | $4.15 | 30,000 | $8.97 |
| 9 May 2007 | $4.15 | 7,200 | $8.95 |
| 9 May 2007 | $3.40 | 20,000 | $8.95 |
| 6 Jun 2007 | $4.15 | 40,000 | $8.85 |
| 15 Jun 2007 | $3.40 | 50,000 | $9.24 |
| 25 Jun 2007 | $3.40 | 30,000 | $9.82 |
| 28 Jun 2007 | $4.15 | 140,000 | $9.84 |
| 29 Jun 2007 | $4.15 | 27,200 | $9.94 |
| | | 4,363,800 | |

**2006**

| Exercise date | Exercise price | Number of shares | Fair value at date of exercise * |
|---|---|---|---|
| 7 Sep 2005 | $3.04 | 15,000 | $7.16 |
| 12 Sep 2005 | $3.04 | 15,000 | $7.02 |
| 4 Nov 2005 | $3.04 | 10,000 | $6.80 |
| 6 Dec 2005 | $3.04 | 30,000 | $7.14 |
| 21 Dec 2005 | $3.40 | 70,000 | $7.48 |
| 22 Dec 2005 | $3.40 | 90,000 | $7.45 |
| 23 Dec 2005 | $3.40 | 50,000 | $7.46 |
| 29 Dec 2005 | $3.40 | 65,000 | $7.54 |
| 18 Jan 2006 | $3.40 | 15,000 | $7.23 |
| 25 Jan 2006 | $3.40 | 20,000 | $7.30 |
| 23 Feb 2006 | $3.04 | 180,000 | $6.98 |
| 23 Feb 2006 | $3.40 | 165,000 | $6.98 |
| 28 Feb 2006 | $3.40 | 150,000 | $6.90 |
| 1 Mar 2006 | $3.40 | 15,000 | $6.82 |
| 22 Mar 2006 | $3.40 | 90,000 | $7.10 |
| 28 Mar 2006 | $3.40 | 25,000 | $7.32 |
| 31 Mar 2006 | $3.40 | 40,000 | $7.32 |
| 3 Apr 2006 | $3.40 | 25,000 | $7.40 |
| 11 Apr 2006 | $3.04 | 15,000 | $7.16 |
| 27 Apr 2006 | $3.40 | 20,000 | $7.13 |
| 1 May 2006 | $3.40 | 40,000 | $7.07 |
| 23 May 2006 | $3.04 | 10,000 | $7.09 |
| 23 May 2006 | $3.40 | 20,000 | $7.09 |
| 14 Jun 2006 | $3.40 | 20,000 | $6.67 |
| | | 1,195,000 | |

* The fair value of the shares issued as a result of exercising options is the weighted average market share price of the shares of the company on the Australian Stock Exchange on the date the options were exercised.

## 34. Share based payments (continued)

**(e) Expenses arising from share based payment transactions**

Total expenses arising from share based payment transactions recognised during the year as part of employee benefit expense were as follows:

| | Consolidated 2007 $'000 | Consolidated 2006 $'000 | Origin Energy Limited 2007 $'000 | Origin Energy Limited 2006 $'000 |
|---|---|---|---|---|
| Options issued under Senior Executive Option Plan | 6,443 | 6,268 | 6,443 | 6,268 |
| Shares issued under Employee Share Plans | 2,950 | 2,125 | 2,950 | 2,125 |
| | 9,393 | 8,393 | 9,393 | 8,393 |

## Origin Energy Limited and Controlled Entities

**35. Related party disclosures**

**Controlled entities and partly owned controlled entities**

Interests held in controlled entities and partly owned controlled entities are set out in note 31.
During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal arm's length terms and conditions. Interest is charged on intercompany loan amounts at commercially comparable rates.

**Associated entities**

Interests held in associated entities are set out in note 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal arm's length commercial terms and conditions.

Origin Energy Limited and/or controlled entities have entered Into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $84,026,000 (2006: $80,882,000) from Envestra for managing the networks, received $108,565,000 (2006: $91,295,000) from Envestra for management of capital expenditure on the networks, paid $184,082,000 (2006: $199,513,000) to Envestra for transporting gas through the networks, and received $8,940,000 (2006: $8,108,000) from Envestra for system use gas.

All transactions were conducted on the basis of normal arm's length commercial terms and conditions.

Refer to note 36 for Key management personnel disclosures.

**36. Key management personnel disclosures**

**(a) Key management personnel compensation tables**
Refer to the Remuneration Report in the Directors' Report.

**(b) Equity instruments**
Refer to the Remuneration Report in the Directors' Report for details of the following:
(i) Options
(ii) Exercise of options granted as compensation
(iii) Options over equity instruments granted as compensation
(iv) Equity holdings and transactions

**(c) Loans and other transactions with key management personnel**
(i) Loans
Refer to the Remuneration Report in the Directors' Report.

**(ii) Other transactions with the company or its controlled entities**
Transactions entered into during the year with key management personnel are within normal employee, customer or supplier relationships on terms and conditions no more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Origin Energy Limited;
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan;
- terms and conditions of employment;
- reimbursement of expenses; and
- purchases of goods and services.

Certain directors of Origin Energy Limited are also directors of other companies which supply Origin Energy Limited with goods and services or acquire goods or services from Origin Energy Limited. Those transactions are made in the ordinary course of business and are approved by management within delegated limits of authority and the directors do not participate in the decisions to enter into such transactions. If the decision to enter into those transactions should require approval of the Board the director concerned will not vote upon that decision nor take part in the consideration of it.

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

**37. Deed of cross guarantee**

The following summarised consolidated income statement comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer notes 26 and 31), after eliminating all transactions between parties to the Deed.

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| **for year ended 30 June** | $'000 | $'000 |
| **Summarised consolidated income statement and retained profits** | | |
| Profit before income tax expense | 365,911 | 279,202 |
| Income tax expense | 53,145 | 39,154 |
| **Profit** | 312,766 | 240,048 |
| Retained earnings at the beginning of the financial year | 1,396,933 | 1,312,466 |
| Adjustment on initial adoption of AASB 132 and AASB 139, net of tax | - | (27,175) |
| Retained profits at the beginning of the financial year under A-IFRS | 1,396,933 | 1,285,291 |
| Dividends paid | (158,654) | (134,779) |
| Aggregate of amounts transferred from reserves | (3,874) | 6,373 |
| **Retained earnings at the end of the financial year** | 1,547,171 | 1,396,933 |

# NOTES TO THE FINANCIAL STATEMENTS

## Origin Energy Limited and Controlled Entities

**37. Deed of cross guarantee (continued)**

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| **as at 30 June** | $'000 | $'000 |
| **Balance Sheet** | | |
| **Current assets** | | |
| Cash and cash equivalents | 64,719 | 60,507 |
| Trade and other receivables | 1,407,387 | 662,314 |
| Inventories | 82,348 | 62,686 |
| Other financial assets, including derivatives | 2,733,846 | 6,093 |
| Other assets | 104,539 | 241,764 |
| Assets classified as held for sale | 255,462 | - |
| **Total current assets** | 4,648,301 | 1,033,364 |
| **Non-current assets** | | |
| Trade and other receivables | 253,119 | 216,080 |
| Investments accounted for using the equity method | 24,301 | 22,473 |
| Other financial assets, including derivatives | 1,859,735 | 1,223,513 |
| Property, plant and equipment | 2,102,824 | 1,896,507 |
| Exploration and evaluation and development expenditure | 265,525 | 237,618 |
| Intangible assets | 1,984,836 | 758,127 |
| Deferred tax assets | 22,302 | 4,470 |
| Other assets | 17,632 | 66,235 |
| **Total non-current assets** | 6,530,274 | 4,425,023 |
| **Total assets** | 11,178,575 | 5,458,387 |
| **Current liabilities** | | |
| Trade and other payables | 1,278,061 | 503,313 |
| Interest-bearing liabilities | 75,186 | 42,968 |
| Other financial liabilities, including derivatives | 342,274 | 195,604 |
| Tax liabilities | 121,515 | 22,857 |
| Provisions | 89,809 | 78,546 |
| Liabilities classified as held for sale | 36,256 | - |
| **Total current liabilities** | 1,943,101 | 843,288 |
| **Non-current liabilities** | | |
| Trade and other payables | 102,686 | 141,945 |
| Interest-bearing liabilities | 2,091,045 | 1,355,506 |
| Other financial liabilities, including derivatives | 183,918 | 119,223 |
| Tax liabilities | 1,042,727 | 184,290 |
| Provisions | 159,854 | 140,781 |
| **Total non-current liabilities** | 3,580,230 | 1,941,745 |
| **Total liabilities** | 5,523,331 | 2,785,033 |
| **Net assets** | 5,655,244 | 2,673,354 |
| **Equity** | | |
| Share capital | 1,688,423 | 1,158,959 |
| Reserves | 2,419,650 | 117,462 |
| Retained earnings | 1,547,171 | 1,396,933 |
| **Total equity** | 5,655,244 | 2,673,354 |

## 38. Earnings per share

| | Consolidated 2007 | 2006 |
|---|---|---|
| **Total operations** | | |
| Basic earnings per share | 54.7 cents | 41.9 cents |
| Diluted earnings per share | 54.4 cents | 41.7 cents |
| **Underlying operations** | | |
| Basic earnings per share | 44.3 cents | 42.7 cents |
| Diluted earnings per share | 44.0 cents | 42.4 cents |
| **Continuing operations** | | |
| Basic earnings per share | 43.4 cents | 39.6 cents |
| Diluted earnings per share | 43.1 cents | 39.4 cents |
| **Discontinued operations** | | |
| Basic earnings per share | 11.3 cents | 2.3 cents |
| Diluted earnings per share | 11.3 cents | 2.3 cents |

**Weighted average number of shares used as the denominator**

| | 2007 Number | 2006 Number |
|---|---|---|
| Number of ordinary shares for basic earnings per share calculation | 835,770,613 | 791,873,326 |
| Effect of executive share options on issue | 4,568,874 | 4,756,339 |
| Number of ordinary shares for diluted earnings per share calculation | 840,339,487 | 796,629,665 |

**Reconciliation of earnings used in calculating basic and diluted earnings per share for total operations**

| | 2007 $'000 | 2006 $'000 |
|---|---|---|
| Net profit | 591,584 | 454,080 |
| Less: Profit attributable to minority interests | (134,698) | (122,171) |
| Earnings used in calculating earnings per share | 456,886 | 331,909 |
| | | |
| Earnings used in calculating EPS for continuing operations | 362,179 | 313,569 |
| Earnings used in calculating EPS for discontinued operations | 94,707 | 18,340 |
| | 456,886 | 331,909 |

**Reconciliation of earnings used in calculating basic and diluted earnings per share for Underlying operations**

| | 2007 | 2006 |
|---|---|---|
| Net profit attributable to members of the parent entity | 456,886 | 331,909 |
| Impact of significant items included in net profit attributable to members of the parent entity: | | |
| Significant items included in profit for the year before tax (note 3(c)) | 98,151 | 1,293 |
| Income tax (expense)/benefit on significant items | (33,759) | 6,425 |
| Income tax benefit from reduction in New Zealand tax rates (33% to 30%) | 56,942 | - |
| Significant items after tax | 121,334 | 7,718 |
| Minority interest | (34,610) | (13,740) |
| Impact of significant items attributable to members of the parent entity | 86,724 | (6,022) |
| Underlying net profit attributable to members of the parent entity | 370,162 | 337,931 |

**Information concerning the classification of securities**

**(a) Fully paid ordinary shares**
Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

**(b) Share options**
Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

**Information about basic and diluted EPS**
During the year 4,363,800 (2006: 1,195,000) options were exercised, forfeited or lapsed. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 1,044,408 (2006: 408,941).

Full details of these options are set out in note 34.

There were 20,000 (2006: Nil) shares issued as a result of the exercise of options between the reporting date and the completion of the financial report.

**39. Events subsequent to balance date**

Refer note 6 for dividends declared subsequent to 30 June 2007.

**Sale of remaining Networks business segment**

On 2 July 2007 Origin Energy completed the sale of its remaining Networks business segment, including a 17 per cent interest in Envestra, the asset management business and other related interests, to APA Group (including Australian Pipeline Trust and other associated businesses). The total consideration for the sale was $428,725,000. The net assets associated with the sale of the remaining Networks business segment have been disclosed as current assets and liabilities held for sale in the balance sheet as at 30 June 2007.

**Potential Offer of Preference Shares by Origin Energy Contact finance No.2 Limited**

On 13 August 2007, Origin Energy announced that Origin Energy Contact Finance No. 2 Ltd (a wholly-owned subsidiary of Origin Energy Limited) is considering making an offer of NZ$200 million preference shares with the ability to accept over subscriptions of NZ$50 million. The offer, which is expected to open on 3 September 2007, will be open for subscription by members of the New Zealand public, institutional investors and clients of NZX firms. The funds raised from this offer will be used within the Origin Energy New Zealand group of companies to re-finance existing bank debt relating to Origin Energy's 51.4 per cent investment in Contact Energy Limited. No money is currently being sought and no application for preference shares will be accepted or money received unless the subscriber has received a combined investment statement and prospectus.

**Long term gas supply agreement**

On 3 July 2007, the company announced the entry into a long term gas supply agreement with Rio Tinto Aluminium to supply up to 470 PJ of gas over 20 years from the company's coal seam gas fields from 2010.

Other than as described above, the financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2007 and will be recognised in subsequent financial reports.

# DIRECTORS' DECLARATION

## Origin Energy Limited and its Controlled Entities

1 In the opinion of the directors of Origin Energy Limited ("the company"):

(a) the financial statements and notes, including the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the Remuneration Report in the Directors' Report, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 Directors and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

(c) the remuneration disclosures that are contained in the sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the Remuneration Report in the Directors' Report comply with the Australian Accounting Standard AASB 124 Related Party Disclosures.

(d) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and the controlled entities identified in Note 31 to the financial statements will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3 The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and the chief financial officer for the financial year ended 30 June 2007.

Signed in accordance with a resolution of the Directors:

Kevin McCann, Chairman
*Director*

Sydney, 29 August 2007

KPMG

## Independent auditor's report to the members of Origin Energy Limited

## Report on the financial report and AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Origin Energy Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes 1 to 39 and the directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the directors' report and not in the financial report. We have audited these remuneration disclosures.

*Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report*

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report of the Group, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors' report.

*Auditor's responsibility*

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair

presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Auditor's opinion on the financial report*

In our opinion:

(a) the financial report of Origin Energy Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1.

*Auditor's opinion on AASB 124 remuneration disclosures contained in the directors' report*

In our opinion the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2, 4, 5, 6, 7.1, 7.2, 7.3.2, 7.3.3 of the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Duncan McLennan
*Partner*
Sydney
29 August 2007

# Origin Energy Results for the year ended 30 June 2007
# Management Discussion and Analysis

# Contents

29 August 2007

# Report for the full year ended 30 June 2007 Management Discussion and Analysis

All figures in this report relate to businesses of the Origin Energy Limited Group ("Origin Energy" or "the Company") for the 12 months ended 30 June 2007 compared with the 12 months ended 30 June 2006 (the "prior year"), except where otherwise stated. All reference to $ is a reference to Australian dollars unless specifically marked otherwise.

## 1. Profit and Dividend Declaration

### 1.1 Statutory Profit - $456.9 million up 38%

Origin Energy reported a net profit after tax and minority interests ("Statutory Profit") of $456.9 million for the 12 months ended 30 June 2007, an increase of 38% compared with $331.9 million reported last year.

### 1.2 Underlying Profit - $370.2 million up 10%

The Statutory Profit for Origin Energy contains the impact of a number of significant items as outlined in the table below. This includes positive impacts from the sale of the Networks business, changes in fair value of financial instruments (predominantly associated with the Company's energy procurement activities), legislated changes in the New Zealand tax rate and termination of the Mt Stuart Power Purchase Agreement with Enertrade. These positive impacts are partially offset by impairment charges on producing assets and one-off costs associated with the purchase of Sun Retail business. These significant items provide an overall benefit of $86.7 million after tax and the elimination of minority interests.

The profit after tax and minority interests and before significant items ("Underlying Profit") for Origin Energy for the year ended 30 June 2007 was therefore $370.2 million. Calculating last year's profit on the same principles results in an Underlying Profit of $337.9 million. The year-on-year increase in Underlying Profit is 10%.

| | 2007 ($m) | | 2006 ($m) | | |
|---|---|---|---|---|---|
| | After Tax Impact | NPAT | After Tax Impact | NPAT | Change (%) |
| **Statutory Profit** | | 456.9 | | 331.9 | 38 |
| Significant items | | | | | |
| Changes in FV of financial instruments | | | | | |
| Commodity instruments | 22.4 | | (14.1) | | |
| Financing instruments | 6.7 | | 2.6 | | |
| Asset Sales | | | | | |
| - Networks -SEA Gas | 76.0 | | | | |
| - Valley Power | | | 15.9 | | |
| Termination of Mt Stuart PPA | 13.7 | | | | |
| Impairment of producing assets | (51.7) | | | | |
| Reduction in NZ tax rate | 29.2 | | | | |
| Sun Retail one-off costs | (9.6) | | | | |
| Costs of proposed merger with Contact Energy | | | (10.4) | | |
| **Total significant items** | 86.7 | (86.7) | (6.0) | 6.0 | |
| **Underlying Profit** | | 370.2 | | 337.9 | 10 |

A more detailed reconciliation of before and after tax impacts of these significant items is provided in Appendix 1.

The increase in Underlying Profit was driven by higher earnings from each of Origin Energy's Australian business segments, which more than offset a modest decline in the contribution of Contact Energy from New Zealand. The Exploration and Production segment delivered record production, sales and earnings as long-term investments in the BassGas Project and coal seam gas (CSG) began to contribute to earnings; the Generation segment provided higher earnings from a strong contribution from the Mt Stuart asset; while the Retail segment benefited from the acquisition of the Sun Retail business in Queensland in February 2007.

### 1.3 Earnings per share - Up 4% on Underlying Profit

Earnings per share calculated from the Underlying Profit increased 4% to 44.3 cents on an expanded weighted average capital base of 836 million shares. This compares to 42.7 cents based on the same calculation on Underlying Profit from last year.

The share capital of the company increased significantly in the year following a placement of 56 million shares with institutional investors in December 2006 and a Share Purchase Plan (SPP) for retail shareholders which resulted in a further 12 million shares being issued. These share issues raised $473 million net of costs to partially finance the acquisition of the Sun Retail business in Queensland.

### 1.4 Dividends - Final dividend of 11 cents per share fully franked

A final fully franked dividend of 11 cents per share will be paid on 3 October 2007 to shareholders of record on 10 September 2007 (compared with 9 cents in the prior year). Origin Energy shares will trade ex-dividend from 3 September 2007. This brings the total dividend for the year to 21 cents per share, an increase of 17% over the previous year. The Dividend Reinvestment Plan will apply to the current dividend without discount.

This represents a dividend payout ratio of 38% of Statutory earnings per share, or 47% of Underlying earnings per share.

### 1.5 EBITDAF - Up 12% to $1,201 million

With the introduction of IFRS in recent years the accounting standards require that changes in the fair value of certain financial instruments be reflected in the Profit and Loss statement. This can introduce significant volatility to the earnings reported for the year. To provide a clearer understanding of operational performance, the Company is reporting earnings before interest, tax, depreciation, amortisation, and the impact of fair value changes to financial instruments (EBITDAF). Proceeds from the sale of major assets and impairment of assets will also be accounted for below this line.

For the year to 30 June 2007 EBITDAF was $1,201 million, a 12% increase from the prior year of $1,076 million. For more details see Section 3.3.

## 2. Outlook

As we look ahead the Company has established a strong platform for growth. The Company acquired the Sun Retail business in Queensland for $1,202 million[1] providing significant scale and purchasing benefits to its Retail business nationally; sold its Rockgas LPG distribution business in New Zealand to Contact Energy for NZ$156 million[2]; and agreed to sell its Networks business to the APA Group for $556.5 million[3]. These transactions have focussed the Company on the competitive segments of the energy markets in Australia and New Zealand.

Furthermore the Company has progressed major development opportunities including:

- bringing the BassGas Project into production and achieving design throughput;
- negotiating the early termination of the Mt Stuart Power Purchase Agreement with Enertrade which has subsequently provided Origin Energy with the ability to support some of the demand requirements of Sun Retail from this asset;
- committing to the expansion of the Quarantine power station in South Australia, to add 120 MW of gas fired peaking power at an estimated capital cost of $80 million. The development is expected to be completed by December 2008;
- committing to the development of a 630 MW combined cycle gas fired power station at the Darling Downs site in Queensland under contracts worth $780 million. Gas field development and associated pipeline infrastructure to supply the power station with up to 44PJ per annum of CSG was approved for an additional capital expenditure of $500 million. The plant is expected to be in production by early 2010;
- entered into a gas sales agreement with Rio Tinto Aluminium to supply up to 470 PJ of CSG over 20 years from 2010. This will require an additional $260 million capital investment; and
- increasing 2P reserves by 42% from 2,436 PJe to 3,471 PJe. This includes a net increase in CSG reserves of 80% or 1,095 PJ to 2,470 PJ.

In the year to 30 June 2008 the Company can expect:

- a full year contribution from the integration of the Sun Retail business;
- increasing contribution from the Exploration and Production business as CSG production rises to meet new contracts, the BassGas Project contributes a full year, partially offset by lower contributions from declining production in the Perth and Cooper basins;
- commencement of production from the Otway Gas Project;
- a consistent contribution from Contact Energy; and
- no earnings from the discontinued Networks business (a one-off gain on sale for the portion of this business which settled on 2 July 2007 will be reported in the results for the 2008 financial year).

Based on current market conditions and normal weather prevailing the Company is targeting an increase in underlying profit for 2007/08 of approximately 15%.

Looking further ahead the Company will benefit from a number of projects already committed, including the expansion of Quarantine power station which is due on line in December 2008, the Kupe Gas Project which is scheduled to commence production by mid 2009, the Darling Downs power project and related CSG developments due on line in early 2010, and the commencement of supply to the Rio Tinto Alumina project, also in 2010. The Company will achieve reductions in

[1] $1,240 million after adjustments and costs.
[2] NZ$161.8 million after adjustments.
[3] $561.9 million after adjustments.

cost to serve in the Retail business when the transitional service agreement for Sun Retail ends in March 2008 and further initiatives to reduce cost to serve are implemented.

This year Origin Energy achieved a milestone of over 250,000 customers signed onto its Green Energy products, with GreenEarth Solar and GreenEarth Wind electricity products rated number 1 and 2, respectively by Green Electricity Watch for the third consecutive year. The Company continued to find new and innovative ways to help its customers reduce their carbon footprint, launching Origin Energy's Carbon Reduction Scheme and was successful in its bid for the first Solar Cities project in Adelaide.

Given the recognition of the long-term need to reduce carbon from power generation, the Company continues to invest in development of new photovoltaic SLIVER® technology and, through Geodynamics, invests in geothermal energy.

With this range of opportunities before it, the Company re-affirms its target of delivering 10-15% growth in Underlying EPS on average for the next few years.

# 3. Financial Review

## 3.1 Financial Review Summary

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total external revenue | 6,456 | 5,880 | 10 |
| EBITDAF | 1,201 | 1,076 | 12 |
| EBIT | 943 | 791 | 19 |
| Net profit after tax before elimination of minority interests | 592 | 454 | 30 |
| Minority interests | 135 | 122 | 10 |
| Statutory Profit | 457 | 332 | 38 |
| Significant items | 87 | (6) | - |
| Underlying Profit | 370 | 338 | 10 |
| Basic earnings per share on Statutory Profit (cents) | 54.7 | 41.9 | 30 |
| Basic earnings per share on Underlying Profit (cents) | 44.3 | 42.7 | 4 |
| Free cash flow[4] | 595 | 583 | 2 |
| Capital expenditure | 2,027 | 897 | 126 |
| OCAT Ratio[5] | 11.5% | 12.5% | - |
| Adjusted [net debt/(debt + equity)][6] | 42% | 42% | - |

## 3.2 Revenue - $6,456 million, up 10%

Total external revenue increased by 10% to $6,456 million. Within Origin Energy's Australian operations the increase was 25% primarily reflecting higher revenues from the Retail segment after the acquisition of Sun Retail and record revenues from the Exploration and Production segment. Total external revenue from Contact Energy decreased by 16% as lower wholesale electricity prices in New Zealand reduced the revenue earned from its generation assets.

## 3.3 EBITDAF - $1,201 million, up 12%

For the year to 30 June 2007 EBITDAF was $1,201 million, a 12% increase from the prior year of $1,076 million. The segment contributions to this result were:

[4] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.
[5] OCAT Ratio = (OCAT - interest tax shield) / funds employed.
[6] Excludes the impact of mark-to-market impacts on net debt and on equity (see Section 7.1).

**Earnings before interest, tax, depreciation/amortisation, and change in fair value of financial instruments (EBITDAF)**

| Year ended 30 June | 2007 ($m) | 2006[7] ($m) | Change (%) |
|---|---|---|---|
| Exploration & Production | 254 | 209 | 22 |
| Generation | 99 | 58 | 69 |
| Retail | 341 | 292 | 17 |
| Contact Energy[8] | 477 | 488 | (2) |
| Networks - Discontinued Business[9] | 30 | 29 | 1 |
| Total | 1,201 | 1,076 | 12 |

**Exploration & Production** increased its EBITDAF contribution by 22% to $254 million. The business delivered record energy sales of 92.5 petajoules equivalent (PJe); 11% higher than the previous record set in the prior year of 83.8 PJe. This reflects higher CSG sales and over six months contribution from the BassGas Project, which more than offset declines in production and sales from the more mature Cooper, Perth and onshore Otway basins. Details are available in Section 10.1.

**Generation** EBITDAF grew by 69% to $99 million from $58 million. This primarily reflects a contract termination payment received with respect to the Mt Stuart power station of $19.6 million before tax, and the flexibility of inclusion of Mt Stuart in the operating portfolio of Origin Energy. Details are available in Section 10.2.

In **Retail**, EBITDAF grew by $49 million or 17% from $292 million to $341 million. This was primarily due to a five month contribution from the acquisition of the Sun Retail business which was acquired on 1 February 2007, and includes one-off costs associated with the Sun Retail integration of $13.7 million. During the year the Company increased its natural gas and electricity customer accounts numbers (excluding those purchased with Sun Retail) by 22,000, increased dual fuel accounts by 81,000, and by 30 June 2007 had signed over 250,000 green power customers. Details are available in Section 10.3.

**Contact Energy** contributed $477 million to EBITDAF, 2% lower than the $488 million recorded last year. This was primarily due to higher gas costs and lower earnings from the generation business as a consequence of a return to more normal weather conditions resulting in lower pool prices in New Zealand. Details are available in section 10.4.

An agreement to sell the **Networks** business was signed on 4 April 2007 and this is reported as a discontinued business within this result. EBITDAF for the business was essentially constant with last year, up less than 1% to $30 million. Details are available in Section 10.5.

[7] The 2006 EBITDAF by segment has been calculated from the 2006 EBITDA with adjustments made to exclude the change in fair value of financial instruments and derivatives, and also for the reallocation of minor business taken out of the Generation and Retail segments for sale with the Networks business. A full reconciliation is provided in Appendix 4.
[8] 100% of Contact Energy's EBITDAF is included in the consolidated income statement.
[9] The Networks business has been sold. This business included Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited and a 33.3% interest in the SEA Gas pipeline, together with minor cogeneration assets which previously were reported in the Generation segment and a variety of small assets including the SESA pipeline and Natural Gas Vehicle business previously reported in the Retail segment. Segmental results for 2007 and 2006 include these businesses in the Networks segment, and consequently the results for the Generation and Retail segments have been restated.

## 3.4 EBIT - $943 million, up 19%

Four categories of items are recorded in the accounts between EBITDAF and EBIT. These are:

- Changes in the fair value of commodity financial instruments;
- Gain on sale of businesses;
- Impairment of assets; and
- Depreciation and amortisation expense.

**Changes in the fair value of commodity financial instruments (benefit of $32 million)**

Under A-IFRS a benefit of $32 million is included in the Profit and Loss associated with the value of valid commodity hedging instruments which do not qualify for hedge accounting. Further explanation of the accounting treatment of these instruments is included in Section 6. This compares with an expense of $20 million last year.

**Gain on sale of businesses (benefit of $114 million)**

During the year Origin Energy concluded an agreement to sell its Networks business to APA Group for $556.5 million[10]. Settlement of the transaction has taken place in two parts. Settlement for the sale of the SEA Gas Pipeline portion of this business was effected on 29 June 2007 and is included in the accounts for the financial year ended 30 June 2007. The sale of this asset for $133.2 million[11] has resulted in a pre-tax profit on sale of $113.8 million. The sale of the balance of the business took place on 2 July 2007, and proceeds from this portion will be reported in the results for the year ending 30 June 2008.

**Impairment of assets (expense of $74 million)**

A charge of $73.8 million has been made to the Profit and Loss for impairment of assets in the Exploration and Production business. This includes $65.3 million associated with the Cooper Basin and $8.5 million associated with the Katnook and Ladbroke Grove fields in the onshore Otway Basin. Further details are provided in Section 10.1.4.

**Depreciation and amortisation expense (expense of $330 million)**

Depreciation and amortisation expense increased by 11% to $330 million, primarily reflecting the commencement of production from the BassGas development, the ramping up of production from the Spring Gully Project, and acquisition of the Sun Retail business.

After accounting for these items EBIT increased 19% to $943 million.

## 3.5 Interest - $215 million, up 23%

Net financing costs for the year were $215 million, up 23% from $175 million in the prior year. This was due to the increase in debt required to partially fund the acquisition of the Sun Retail business together with higher interest expense as development projects - which have interest capitalised during construction - move into production.

[10] $561.9 million after adjustments.
[11] $131.2 million net of costs.

### 3.6 Tax - $157 million, down 7%

Tax expense for the year was $157 million, 7% lower than the previous year. Prima facie tax was higher than last year reflecting the higher pre-tax profits. However a legislated change in the New Zealand corporate tax rate from 33% to 30% which will take place in July 2008 has led to a reduction in deferred tax liabilities of $56.9 million, which is recognised as a benefit in the Profit and Loss. Excluding this benefit results in an effective tax rate of 28.5% (compared with 27.1% last year). Inclusion of this benefit produces an effective tax rate of 20.9%.

### 3.7 Profit - Underlying Profit of $370.2 million, up 10%

The profit after tax for the consolidated entity for the period prior to the elimination of minority interests was $591.6 million, an increase of $137.5 million or 30% over the prior corresponding period.

After elimination of minority interests of $134.7 million Origin Energy recorded a Statutory Profit of $456.9 million, 38% higher than last year.

As outlined in Section 1.2 the Statutory Profit contains a number of significant items totalling $86.7 million. Removing these items provides an Underlying Profit of $370.2 million, an increase of 10% over the prior year.

## 4. Cash flow

On a consolidated basis the operating cash flow after tax increased by 7% to $819 million from $768 million. The key drivers for the increase were a significantly higher EBITDAF and lower stay-in-business capital expenditure, which were only partially offset by higher tax paid and an increase (unfavourable change) in working capital. The increase in working capital was primarily due to the scale added by the Sun Retail business and cold weather in June which increased energy consumption and hence the level of debtors in Origin Energy's Retail business.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $595 million compared with $583 million in the prior year.

Funds employed in the business increased by 15% as the result of the acquisition of Sun Retail and continuing development expenditure in the Exploration and Production business.

Due primarily to this increase in funds employed Origin Energy's OCAT Ratio[12] for the year to 30 June 2007 decreased to 11.5%, from 12.5% in the prior year.

## 5. Capital expenditure and divestments

Capital expenditure on growth and stay-in-business projects was $758 million.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $179 million of which $68 million was attributable to Contact Energy, $57 million related to Exploration and Production (predominantly the Cooper Basin), and $49 million related to Retail (customer systems and LPG).

Growth capital expenditure was $579 million, 14% higher than in the prior period. This included expenditure of over $10 million in the following areas:

[12] Origin Energy uses the measure of operating cash flow after tax over average funds employed (referred to as the OCAT Ratio). OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the relevant period.

- CSG assets in Queensland ($149 million);
- The Kupe Gas Project ($97 million);
- The offshore Otway Basin including the Thylacine and Geographe fields ($68 million);
- Generation Projects - including Darling Downs, Quarantine, Spring Gully and Mortlake ($66 million);
- Contact Energy ($58 million);
- Perth Basin oil and gas assets in Western Australia ($24 million);
- Growth capital in the Cooper Basin ($23 million);
- LPG assets ($19 million);
- The BassGas Project ($17 million); and
- Solar ($15 million).

Capital expenditure on acquisitions totalled $1,269 million. This included settlement on the acquisition of Sun Retail for $1,240 million (including working capital adjustments and acquisition costs), $12 million for additional equity in the BassGas development and onshore Otway Basin acquired from CalEnergy and AWE respectively, and the purchase of additional shares in Envestra for $13 million through that company's Distribution Reinvestment Plan.

Total capital expenditure including acquisitions was $2,027 million, compared with $897 million last year.

On 4 April 2007, Origin Energy announced the sale of its Networks business to APA for $556.5 million[13]. This business included Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited, a 33.3% interest in the SEA Gas pipeline, and a range of smaller complementary assets. The sale of the SEA Gas portion of this business was completed on 29 June 2007 for $133.2 million[14]. Settlement on the balance of the business took place on 2 July and the proceeds will be reflected in the accounts for the year ending 30 June 2008. During the year Origin Energy also disposed of all of its remaining shares in Magellan Petroleum for $5.1 million.

Net proceeds on divestments during the year amounted to $136.3 million.

During the year Origin Energy sold the Rockgas LPG business to Origin Energy's owned subsidiary Contact Energy for NZ$156 million. As Contact Energy is consolidated in the accounts of Origin Energy no profit or loss was recorded in the Origin Energy's consolidated accounts.

## 6. Movements in fair value of financial instruments

Origin Energy utilises a range of financial instruments and derivatives in order to manage the various price, interest rate and foreign exchange risks to which it is exposed. Due to the volatility of the energy markets in which Origin Energy operates and the size of the transactions the company undertakes the accounting outcomes can have a significant impact on the Group's financial results.

Under accounting standards hedges are deemed to either be "effective" and qualify for hedge accounting and recognition in the Equity Hedge Reserve, or are deemed "ineffective" and must be recognised in the Profit and Loss.

A hedge is deemed to be "effective" if the changes in fair value or cash flow of the hedged item and the hedging instrument offset each other, or if the hedge substantially offsets risk associated with the change in fair value of the hedged item. There must also be sufficient certainty with respect to the occurrence of the risk which is being offset for a hedge to quality as "effective".

[13] $561.9 million after adjustments
[14] $131.2 million net of costs

"Ineffective" hedges are those instruments which, while they may be valid economic risk management instruments, do not meet the stringent criteria above.

For example financial instruments ("caps") used to match supply with demand in hot weather cannot be accurately forecast with sufficient certainty to qualify for hedge accounting. They therefore contain an element of "ineffectiveness" as defined under the accounting standards.

The following tables summarise the key balances at 30 June 2007:

**Summary of derivatives movements**

| Balance Sheet | Net Assets ($m) 30-Jun-07 | Net Assets ($m) 30-Jun-06 | Change ($m) |
|---|---|---|---|
| Commodity Risk Management | 3,301 | 76 | 3,225 |
| Contact Energy | (258) | (128) | (130) |
| Treasury and Other | (13) | (111) | 98 |
| **Origin Group** | **3,030** | **(163)** | **3,193** |

| Reconciliation of Balance Sheet and Profit and Loss items associated with derivatives movements | | ($m) |
|---|---|---|
| **Change in net assets** | | **3,193** |
| **Recognition of "effective" instruments in Balance Sheet** | | **3,140** |
| Recognised in Equity (Hedge Reserve post tax) | 2,197 | |
| Recognised in Deferred Tax Liability | 943 | |
| **Recognition of "ineffective" instruments in Profit & Loss** | | **52** |

The fair value of financial instruments as measured against market prices is recorded in the balance sheet in the derivative asset and derivative liability balances. The large increases in the forward price of electricity at 30 June 2007 has resulted in a large increase on the fair value of these financial instruments. Origin Energy now has $3,301 million of net assets recognised in association with commodity risk management instruments, with a net increase of $3,225 million recognised this year. Including the impact of other financial instruments and consolidating Contact Energy the year-on-year change in net assets associated with changes in value of derivatives is $3,193 million.

These changes in value are either recognised in Equity (Hedge Reserve) or the Profit and Loss each period. The total year-on-year change in the value of derivatives which qualify for hedge accounting is $3,140 million (pre-tax) and is recognised in the Hedge Reserve in Equity. The pre-tax increase is partially offset by an increase in Deferred Tax Liability of $943 million, resulting in an after tax increase in Hedge Reserve of $2,197 million.

The balance of $52.3 million (pre-tax) is recognised in the Profit and Loss and is associated with the value of valid hedging instruments which either do not qualify for hedge accounting or are assessed to contain an element of "ineffectiveness" under the accounting standards. These relate primarily either to the Company's commodity risk management activities (managing risk associated with oil price and electricity purchasing costs) or to interest rate and foreign exchange risk management.

# 7. Funding and capital management

## 7.1 Net Debt, Equity and Interest Cover

Under A-IFRS accounting standards net debt for the consolidated entity increased 23% from $2,411 million at 30 June 2006 to $2,958 million at 30 June 2007. The A-IFRS calculation of net debt includes mark-to-market adjustments of $430 million ($226 million in the prior year) which act to reduce the net debt quoted. Excluding these mark-to-market adjustments, the "adjusted net debt" for the Company was $3,389 million at 30 June 2007 ($2,637 million at 30 June 2006), an increase of 29% and best reflects the underlying debt position of the Company.

The equity of the Company has increased from $3,646 million to $6,969 million. This was primarily due to an increase in the Hedge Reserve of $2,197 million, due to changes in the fair value of financial instruments. Removing the effects of this change in fair value, the "adjusted equity" of shareholders has increased from $3,582 million to $4,683 million. This reflects the impact of capital raisings during the year as well as value added during the year to shareholders funds from Company operations, particularly the acquisition of Sun Retail and the ongoing development of the Exploration and Production assets.

The following table provides two calculations of the Net Debt to Net Debt plus Equity ratio, using definitions from A-IFRS or the adjusted definitions discussed above.

Calculation as reported:

| | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Net debt as reported | 2,958 | 2,411 | 23 |
| Equity as reported | 6,969 | 3,646 | 91 |
| Net debt/(net debt + equity) | 30% | 40% | |

Calculation based on adjusted amounts excluding mark-to-market movements:

| | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Adjusted net debt | 3,389 | 2,637 | 29 |
| Adjusted equity | 4,683 | 3,582 | 31 |
| Adjusted [net debt/(net debt + equity)] | 42% | 42% | |

Origin Energy believes that the calculation based on adjusted values provides the best long term measure of the strength of the Company's Balance Sheet.

EBIT cover of interest (including capitalised interest) is 4.1 times, compared with 4.2 times at 30 June 2006.

## 7.2 Share Capital

During the period an additional 78.0 million shares were issued. This included 56.3 million shares issued to raise a net $395 million in an equity placement to institutional investors in December 2006 and 11.7 million shares to raise $77.8 million in a Share Purchase Plan (SPP) to help finance the acquisition of the Sun Retail business in Queensland. It also included 5.6 million shares issued under the Company's Dividend Reinvestment Plan (DRP) which raised $41.3 million and 4.4 million shares issued as the result of the exercise of options which raised $15.0 million.

As a consequence the total number of shares on issue at 30 June 2007 rose to 872,288,456 from 794,337,258 at 30 June 2006. The weighted average number of shares used to calculated basic earnings per share increased 5% to 835,770,613.

# 8. Risk management

## 8.1 General

Origin Energy manages its risk exposure in energy markets through a combination of natural hedges in the business, contracts and financial hedges. Policy limits have been approved by the Board for products or financial variables for which there is a material risk exposure. Regular reporting is provided to the Board to review exposures and compliance with these limits.

Consistent with this policy framework Origin Energy hedges a significant portion of its exposure to electricity and oil prices and the US dollar exchange rate.

## 8.2 Electricity and Gas

In the electricity and gas markets Origin Energy assesses its policy limits against a combination of profit at risk and extreme events. Within the policy limits Origin Energy has arrangements in place to cover extreme price and demand events as well as average forecast demand for the near to mid term.

## 8.3 Oil

For the year ended 30 June 2007 Origin Energy hedged approximately 58% of its production of oil and condensate at an average price of US$56.20 per barrel. The average price received for sales of oil, condensate and naphtha over the period including the impact of hedging was A$74.15 per barrel - an increase of 15% over the average price received in the previous year.

Looking forward Origin Energy currently has hedged 975,000 barrels of its anticipated production for the financial year ending 30 June 2008 at an average price of around US$62.20 per barrel.

## 8.4 Foreign Exchange

With regard to foreign exchange, Origin Energy is prudently hedged over the next 12 months through a combination of external hedging and ongoing US dollar expenditure associated with major development projects. Origin Energy expects that variability in the US dollar exchange rate will not have a material impact on group cash flows.

# 9. People, Health, Safety & Environment

Employee numbers increased during the year by 267 to 3,751. This included increased staffing requirements for upstream CSG operations, generation and major development projects together with the inclusion of 105 employees from the Sun Retail business acquired in February 2007. In July 2007, 486 employees were transferred to APA Group in the sale of Origin Energy's Networks business.

Origin Energy has used as its primary safety performance measure the number of injuries causing lost time for employees and contractors and the number of injuries defined as Moderate Medical Injuries for employees per million hours worked. This ratio improved from 5.5 in June 2006 to 4.9 in June 2007, an 11% improvement. The industry standard measure of Total Recordable Incident Frequency Rate (TRIFR), which captures all incidents, improved by 32% from 23.9 to 16.3 at 30 June 2007.

During the year there have been no breaches of significant environmental regulations and no fines or penalties imposed. During the year there was one minor environmental incident, with 5,000 litres of condensate overflowing into a bunded area, at our Beharra Spring gas plant in Western Australia. The condensate was recovered and returned to process with no lasting environmental impact.

There was no reported loss of time during the year due to industrial disputes.

# 10. Operational Review

## 10.1 Exploration & Production

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total revenue | 484 | 435 | 11 |
| EBITDAF | 254 | 209 | 22 |
| EBIT[15] | 41 | 99 | (58) |

Sales Volumes

| Year ended 30 June | 2007 | 2006 | Change (%) |
|---|---|---|---|
| Natural gas (PJ) | 74 | 66 | 13 |
| Crude oil (kbbls) | 1,540 | 1,780 | (14) |
| Condensate/naphtha (kbbls) | 784 | 495 | 58 |
| LPG (ktonnes) | 65 | 55 | 17 |
| Ethane (ktonnes) | 40 | 41 | (4) |
| Total (PJe)[16] | 92.5 | 83.8 | 10 |

In 2007 the Exploration and Production division achieved record production, sales and revenues; completed construction and commissioning of the BassGas Project; increased reserves by over 40%; and negotiated agreements for the sale of up to 1,350 PJ of gas over the next 20 years.

### *10.1.1 Production, Sales and Revenues*

Details of production may be found in the final Quarterly Production Report for the year to 30 June 2007, released on 31 July 2007.

Sales volumes increased by 10% to 92.5 PJe from 83.8 PJe. Sales increased from the BassGas Project (+8.6 PJe), CSG assets (+4.8 PJe) and the Denison Trough/Surat Basin (+1.8PJe), more than offsetting declines from Cooper Basin (-3.0 PJe), and the onshore Otway Basin (-1.7 PJe). Total sales volumes from the Perth Basin were essentially steady with a decrease in oil production balanced by higher production of gas and related liquids.

Total revenue increased by 11% as a result of higher sales volumes and higher prices realised for oil, condensate and LPG. This more than offset a modest decline in average gas prices (due primarily to the conclusion of a favourable gas sales contract from the Denison Trough which contained oil price linkages).

### *10.1.2 Expenses*

The following table outlines the major categories of expenses within the Exploration and Production business. While year-on-year total costs have remained practically flat, benefits from lower exploration write-offs, lower costs of goods sold and favourable inventory adjustments have essentially offset increases in general production costs, royalties and tariffs and a decrease in other income. General production costs have risen by 19% compared with a 12% rise in production; unit production costs have therefore risen by around 6%. This reflects a full nine

[15] Includes impairment of assets totalling $74 million
[16] Petajoule equivalents - a measure of energy

months of costs from BassGas while production ramped up from commissioning to target levels, the continuing ramp-up of CSG production and general cost inflation being experienced by the oil and gas industry.

| Exploration and Production costs | 2007 ($m) | 2006 ($m) | Change (%) | Comments |
|---|---|---|---|---|
| Cost of goods sold and inventory adjustments | (19) | (43) | (55) | Lower purchases of oil (-$11.3 million) and gas (-$6 million) predominantly in the Cooper Basin plus favourable inventory revaluation. |
| Other expenses/income | (1) | 15 | (107) | Non-repeat of insurance recoveries and minor asset sales in 2006 |
| Royalties and tariffs | (64) | (58) | 10 | Higher royalties and tariffs in line with increases in production. |
| General costs (Labour, JV costs, etc) | (114) | (96) | 19 | Cost increase higher than production increase of 12% reflecting continued ramp-up of CSG and BassGas Projects and increasing cost environment in the Exploration and Production industry. |
| Exploration write-downs | (32) | (45) | (29) | Drilling program focused on lower cost and lower risk appraisal and development targets close to producing fields, partially offset by a higher level of seismic activity. |
| | (230) | (227) | | |

### *10.1.3 EBITDAF*

EBITDAF increased 22% to $254.4 million from $208.8 million in the prior year.

### *10.1.4 Depreciation, Amortisation and Impairment*

Depreciation and amortisation charges increased 27% to $134.7 million from $106.4 million. This reflects commencement of production from the BassGas Project (and hence depreciation of its asset base), higher depletion charges in the Perth Basin following a reserves write-down, and further growth in production and asset base of Origin Energy's CSG projects.

After a review of the carrying value of upstream assets an impairment charge of $74 million has been recorded across the Cooper Basin and onshore Otway Basin assets. This includes a $65 million impairment of the Cooper Basin assets reflecting the long term decline in production combined with higher forecast operating expenses and capital expenditure than required to preserve Origin Energy's previous carrying value of the assets. The balance of $9 million was impairment of the onshore Otway Basin assets reflecting the cessation of production from the Ladbroke Grove field and the impending final production from the Katnook field.

### *10.1.5 EBIT*

Excluding the impairment charges on assets described above EBIT was $115 million, an increase of 16% compared with the previous year. Including the impairment charge for the Cooper Basin and onshore Otway Basin assets results in an EBIT of $41.2 million which is 58% lower than the $99.0 million recorded last year.

### *10.1.6 Reserves*

Origin Energy announced its annual review of reserves across its Exploration and Production interests in July 2007 and increased its 2P Reserves by 42% from 2,436 PJe to 3,471 PJe. This includes a net increase in CSG reserves of 80% or 1,095 PJe to 2,470 PJe.

| Origin Energy 2P Reserves By area at 1 July 2007 PJe | 2P Reserves 1 July 06 | Additions (revisions) | Production | 2P Reserves 1 July 07 |
|---|---|---|---|---|
| Queensland Coal Seam Gas | | | | |
| Bowen Basin CSG | 1,237 | 463 | (22) | 1,677 |
| Walloons (Undulla Nose) CSG | 138 | 655 | (0) | 793 |
| Queensland Conventional | | | | |
| Denison Trough | 52 | 1 | (6) | 46 |
| Surat Basin | 42 | 2 | (7) | 37 |
| Cooper Basin | | | | |
| SA Cooper Basin | 147 | 11 | (15) | 143 |
| SWQ Cooper Basin | 80 | (5) | (16) | 60 |
| Other onshore Australia | | | | |
| Western Australia | 37 | (5) | (10) | 22 |
| Otway Basin - Onshore | 2 | 0 | (2) | 0 |
| Offshore Basins | | | | |
| Bass Basin | 193 | - | (9) | 183 |
| Otway Basin - Offshore | 315 | - | - | 315 |
| New Zealand | 194 | - | - | 194 |
| Total | 2,436 | 1,122 | (87) | 3,471 |
| | | | | |
| **Year-on-year increase** | | | | 1,035 |

For more information on the reserves upgrade, please see our website at www.originenergy.com.au.

### *10.1.7 Producing Assets*

**Queensland CSG and Conventional Gas**

Origin Energy is developing a diversified and flexible portfolio of producing assets in central Queensland including its conventional gas assets in Surat Basin and Denison Trough, together with coal seam assets in both the Bowen Basin (Fairview and Spring Gully fields) and the Walloons (Talinga, Argyle and Kenya fields). Production from these combined areas of 35 PJe in the year to 30 June 2007 exceeded the Company's production from the Cooper Basin.

In September 2006, Origin Energy commenced supplying a new contract to Queensland Alumina in Gladstone for 12 PJ per annum. This replaced a previous contract from the Denison Trough Joint Venture to which Origin Energy had been a 50% participant. Demonstrating the flexibility of its portfolio, Origin Energy is now supplying this new contract from both conventional and CSG fields.

In order to create shareholder value; Origin Energy has been progressively adding value to its CSG portfolio by:

- acquiring highly prospective CSG exploration acreage;
- adding reserves in these tenements and securing them under production licences;
- contracting these reserves; and
- delivering production projects on time and on budget.

During the year Origin Energy:

- acquired rights to four new exploration tenements and has applications lodged for five new production licences;

- added over 1000 PJ of 2P Reserves;
- negotiated agreements to commercialise up to 1350 PJ of CSG to supply the Darling Downs power station (indicatively up to 44 PJ for 20 years) and Rio Tinto Alumina (470 PJ over 20 years); and
- continued to ramp up production from Spring Gully and Fairview and commenced production from its Walloons interests operated by Queensland Gas Company.

Over the next several years development of CSG reserves at Spring Gully and the Talinga field in the Walloons to service the Darling Downs power station and Rio Tinto Alumina contract will result in the addition of 66 PJ per annum of capacity. This will include a new dedicated pipeline from the Wallumbilla gas hub to Darling Downs, effectively connecting Origin Energy's conventional gas production and storage facilities in the Surat Basin to the Spring Gully and Talinga CSG fields and Darling Downs power generation site.

**Cooper Basin (Queensland/South Australia)**

In line with expectations for a mature asset, production from the Cooper Basin continued to decline during the year. Total production decreased 10% this financial year to 30.4 PJe compared with 33.4 PJe in the prior year. Purchases of oil and gas from third parties of 3.2 PJe were 40% lower than the 5.0 PJe in the prior year. Total sales consequently reduced by 13% from 38.6 PJe to 33.6 PJe.

The Cooper Basin producers extended the existing ethane supply agreement with Quenos to the beginning of 2013. A further 56 PJ of ethane (Origin share 7.4 PJ) will be supplied at prices linked to the world oil price.

During the year, 66 wells were drilled in the Cooper Basin of which 39 wells were part of the oil drilling campaign using automated rigs. While the results of this campaign have been mixed, the overall program has given an adequate return on investment with 29 of the wells cased for future development (75% success ratio).

**Perth Basin (Western Australia)**

Three successful appraisal/development wells were drilled in the Perth Basin during the first half of the year (Jingemia 8, Eremia 6 and Hovea 12). The rate of decline of oil production from the Perth Basin was significantly reduced and for a period of time reversed by the addition of these wells. However, by the end of the year production was again in decline, and detailed remapping of these fields has resulted in a reserves downgrade of 1.1 million barrels. As a result the Perth Basin oil fields were assessed to hold 1.2 million barrels of oil net to Origin Energy as at 30 June 2007.

Gas production from the Perth Basin increased by 25% to 4.0 PJ with significant contribution from the liquids-rich Tarantula gas field. A new gas supply contract commenced with HIsmelt in Western Australia for the supply of 9 PJ over 2 years.

**Onshore Otway Basin (Victoria/South Australia)**

As anticipated, production from the onshore Otway Basin continued to decline with total production of 2.0 PJe compared with 3.7 PJe in the previous year.

**Bass Basin (Victoria/Tasmania)**

Production testing of the BassGas Project commenced late last financial year. By 1 September 2006 the project began consistently producing commercial gas for sale and Origin Energy commenced recognising sales revenue and costs from the project.

A plant shut-down was undertaken in February 2007 to investigate and rectify difficulties encountered in achieving process stability at high production levels. This rectification work has been successful with design throughputs now achieved with full recovery of LPGs. Production of sales gas averaged over 60 TJ per day in June 2007, well above the rate of 55 TJ per day required on average to achieve contracted volumes of 20 PJ per annum.

### *10.1.8 Development Projects*

**Otway Gas Project (Victoria/Tasmania)**

Commissioning of the offshore Otway Gas Project has commenced with the successful introduction of gas from the Victorian grid into the onshore plant on 27 July 2007. The operator Woodside Petroleum, has also been granted a full 5 year unconditional Licence to Operate a Major Hazard Facility by the Victorian Workcover Authority. This completes the approvals required from designated authorities for the project.

The operator, Woodside Petroleum, has advised that in line with many major offshore projects the cost of the Otway Gas Project has suffered some cost pressures, but that the cost increase is expected is expected to be no more than 20% of the original approved budget.

**Kupe Gas Project (New Zealand)**

Steady progress has been made on the Kupe Gas Project in New Zealand. Platform jacket fabrication was completed and the jacket shipped successfully to Port Taranaki, New Zealand in August, with fabrication of the topsides on schedule to be completed in Thailand in September. The Ensco 107 drilling rig is expected to arrive in September 2007 to install the platform components and commence development drilling.

Construction work for the subsea pipeline, directional drilling for the coastal crossing, and earthworks and civil works at the production station site are progressing satisfactorily.

As previously advised in the Quarterly Production Report for June 2007, the project has experienced some cost pressures associated with continuing high worldwide industry activity levels which have increased the expected completion cost by around 10% of the original approved budget.

The project remains on schedule for commercial gas in the first half of 2009.

### *10.1.9 Exploration*

Origin Energy has continued to pursue new exploration opportunities with new exploration permits awarded in the offshore Canterbury Basin in New Zealand, in the offshore Bass Basin in Tasmanian waters, in areas of the Galilee Basin which are prospective for CSG, and in the Walloons CSG areas.

Seismic data has been acquired in the Surat Basin in Queensland, the Taranaki, Northland and Canterbury basins in New Zealand and in the Lamu Basin in Kenya. Interpretation of seismic surveys completed last year in the Bass, Otway and Taranaki basins is continuing.

During the year Origin Energy participated in the drilling of 189 exploration, appraisal, and development wells across its areas of interests. In all, 163 of these wells were cased for future production or evaluation.

082-34934

An active drilling program is planned in the 2007/08 financial year, including 61 CSG wells, 58 wells in the Cooper Basin, 8 wells in the Surat Basin, 6 exploration wells in the Perth Basin, 3 wells in the Kupe area and 1 well in the Offshore Otway Basin.

## 10.2 Generation

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total revenue | 122 | 96 | 27 |
| EBITDAF | 99 | 58 | 69 |
| EBIT | 79 | 35 | 123 |

Sales Volumes

| Year ended 30 June | 2007 | 2006 | Change (%) |
|---|---|---|---|
| Total Sales (TWh) | 1.62 | 1.62 | - |

In 2007 Origin Energy successfully negotiated the end of the Mt Stuart Power Purchase Agreement with Enertrade; committed to the expansion of the Quarantine power station; committed to build Australia's largest combined cycle gas turbine power plant at Darling Downs; and increased EBITDAF by 69%.

Total revenue was 27% higher than last year at $122 million, primarily as a consequence of a higher capacity payment at Mt Stuart, a significant payment on termination of the Mt Stuart Power Purchase Agreement and the added flexibility of inclusion of Mt Stuart in the operating portfolio of Origin Energy.

The Mt Stuart power station received a net capacity payment of $17.5 million during the first half of the financial year compared with $12.7 million during the previous financial year. In addition Origin Energy received a payment on termination of the Power Purchase Agreement with Enertrade of $19.6 million (pre tax).

A key driver for the Generation segment is high plant availability. This ensures high utilisation of the base load plant and increases the chances that peaking plants are available to take advantage of price spikes in the market. The Ladbroke Grove, Quarantine, Bulwer Island and Worsley power stations all improved availability year-on-year. The Roma refurbishment program continued, and despite lower availability the plant approximately doubled output from last year. Mt Stuart availability was over 93% and output more than doubled on the prior year. Availability for Osborne power station was marginally lower than the prior year, but again output increased on the prior year.

EBITDAF increased by over 69% to $99 million from $58 million in the prior year.

Depreciation charges of $20 million were 14% lower than the previous year primarily due to lower depreciation charges on the Mt Stuart power station. After termination of the Enertrade Power Purchase Agreement the depreciation period was extended to reflect the effective life of the plant.

Consequently EBIT increased 123% to $79 million from $35 million.

### *10.2.1 Power developments*

During the year Origin Energy committed to expanding its 95 MW open cycle gas turbine Quarantine power station in South Australia by an additional 120 MW of peaking capacity. It is anticipated that the expansion will be completed in the December quarter of 2008 at a cost of $80 million. Natural gas for this new power station will come from the SEA Gas pipeline while electricity generated will support Origin Energy's growing retail business.

In June 2007, Origin Energy announced the development of a 630 MW combined cycle gas-fired power station at Darling Downs, in Queensland. A construction contract worth $780 million has been signed and construction commenced in August 2007. Commissioning of the plant is scheduled to commence in the December quarter of 2009. This power station will have one of the lowest operating costs in the National Electricity Market and it is ideally located near major transmission lines serving Queensland and New South Wales.

Origin Energy also has regulatory approvals for two 1000 MW gas fired power station projects at Mortlake in Victoria and Spring Gully in Queensland. The Company is evaluating the potential of these projects and demand for additional power in these regions.

### *10.2.2 Renewables*

In addition to Origin Energy's portfolio of gas-fired generation and cogeneration plants, the Company is also developing renewable technologies which produce power with low or no greenhouse gas emissions.

Reliability testing of the 75W SLIVER® technology solar power panels was successfully conducted and early stage commercial production has commenced at Origin Energy's solar photovoltaic manufacturing plant at Regency Park, South Australia.

Origin Energy also has a 10.6% interest in Geodynamics Limited, which is developing a geothermal resource in South Australia's Cooper Basin. This involves using the heat trapped five kilometres deep in the earth's crust to generate electricity. Geodynamics have drilled two wells down to this depth and have successfully generated steam at the surface. A third well, Habanero 3 is now being drilled to further test the concept.

During the year Origin Energy formally joined the CO2CRC, a collaborative research organisation exploring geosequestration - carbon dioxide capture and geological storage. During the period the CO2CRC was successful in attracting an additional $6 million to fund an expanded scientific program at the Otway Basin pilot project.

## 10.3 Retail

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total revenue | 4,082 | 3,206 | 27 |
| EBITDAF | 341 | 292 | 17 |
| EBIT | 329 | 231 | 43 |
| Adjusted Retail Earnings Metrics | | | |
| Adjusted Retail EBITDAF [17] | 355 | 292 | 22 |
| Adjusted Retail EBITF [18] | 305 | 248 | 23 |

In 2007 the Retail business increased its customer numbers by 47% to 3.04 million, cemented its pre-eminent position as Australia's leading retailer of green energy products with over 32% market share, and maintained healthy EBITDAF margins despite high churn and volatile wholesale commodity prices.

### *10.3.1 Financial Performance*

**Introduction**

Origin Energy acquired the Sun Retail business in Queensland on 1 February 2007. On acquisition, the business had over 890,000 customers across electricity and LPG and annual sales volume of 16 TWh of electricity and 31 ktonnes of LPG.

The acquisition has resulted in transitional costs for integration of $13.7 million before tax. Analysis of the performance of the Retail segment is based on an Adjusted Retail EBITDAF as tabulated above which excludes these one-off costs. To enable a comparison with margins quoted in prior years at the EBIT level, an Adjusted Retail EBITF is also calculated which excludes the impact of both the Sun Retail one-off costs and changes in the fair value of financial instruments. This treatment has been applied consistently to the results of both financial years.

**Financial Performance - Summary**

The Retail segment recorded revenues of over $4 billion for the year ended 30 June 2007, an increase of 27% driven by the acquisition of Sun Retail. Performance is discussed and referenced to the product splits in the table below.

[17] Excludes one-off Sun Retail integration costs of $13.7 million before tax in 2007.
[18] Excludes changes in fair value of financial instruments and Sun Retail one-off integration costs.

**Performance metrics by product and variance from prior year**[19]

| 2007 | Natural Gas | Electricity | LPG |
|---|---|---|---|
| Revenue ($m)[20] | 883 *(-0%)* | 2,477 *(+48%)* | 577 *(+4%)* |
| Gross Profit ($m) | 136 *(-8%)* | 427 *(+38%)* | 143 *(-1%)* |
| Adjusted Retail EBITDAF ($m) | 308 *(+27%)* | | 47 *(-4%)* |
| Adjusted Retail EBITF ($m) | 283 *(+27%)* | | 22 *(-10%)* |
| Sales - (PJ)[20] | 125 *(+5%)* | | |
| Sales - (TWh) | | 23 *(+47%)* | |
| Sales - (ktonnes) | | | 486 *(-7%)* |
| Total Sales (PJe) | 125 *(+5%)* | 82 *(+47%)* | 24 *(-7%)* |
| Customer accounts ('000) | 889 *(+1%)* | 1,815 *(+90%)* | 336 *(+12%)* |

**Electricity**

Electricity sales volumes increased by 47% to 23 TWh, customer numbers increased by 90% to 1.8 million, revenues increased 48% and Gross Profit increased 38%, predominantly on the back of the Sun Retail acquisition. Risk management in the electricity business is a key factor in this result. While average wholesale electricity pool prices across the markets in which Origin Energy operates increased by around 60% Origin Energy's average unit cost of goods sold increased by only 2%. This demonstrates the prudent nature of the Company's hedging policies.

**Natural Gas**

Natural gas sales volumes increased from 120 PJ to 125 PJ across residential, commercial and wholesale customers. Revenues of $883 million were essentially flat on last year ($884 million) reflecting a greater proportion of low tariff and low margin industrial and wholesale customers. Sales to residential customers declined from 39.5 PJ to 34.5 PJ primarily as a consequence of milder weather which reduced demand. In Queensland 14,000 customers acquired from Sun Retail as "hot water" accounts are now reported as gas customers. Gross Profit declined 8% from $147 million to $136 million reflecting the lower residential usage and change in volume mix.

**Electricity and Natural Gas Margins**

Adjusted Retail EBITDAF across the gas and electricity business increased by 27% from $243 million to $308 million while the Adjusted Retail EBITDAF margins decreased from 9.5% to 9.2%. This reflects the change in customer mix in natural gas, modest increase in electricity purchasing cost and steady cost to serve per customer. Based on weighted average customer numbers for gas and electricity of 2,210,000 EBITDAF per customer improved by $7 to $139 per customer.

Adjusted Retail EBITF also increased 27% from $223 million to $283 million reflecting the same factors as above and an increase in Depreciation and Amortisation charges from Sun Retail in line with increased earnings. Margins at this level decreased from 8.7% to 8.4%. Based on weighted average customer

[19] See Appendix 3 for restatement of prior year on a consistent basis.
[20] Natural gas sales volumes and revenue reported here exclude trading sales, which predominantly comprise arrangements in which Origin Energy Retail has acted as an intermediary on wholesale contracts between the Exploration and Production segment and third parties. Such sales were included in this table last year. Consequently sales volumes for the year ended 30 June 2006 have been revised from 127 PJ to 120 PJ and revenue disclosed in this table last year from natural gas sales has been revised from $909 to $884 million. This does not impact total sales revenue for the Retail segment. Gross Profit for natural gas is not materially impacted as these trading sales are passed through with minimal margin.

numbers for gas and electricity of 2,210,000 EBITF per customer improved by $6 to $128 per customer.

LPG

The LPG business recorded sales revenue of $577 million, 4% higher than last year. This was achieved on sales volumes which were 7% lower than last year and reflects the active management of prices to pass on higher wholesale purchasing costs. Sales volumes were lower due to wholesale arrangements with other LPG retailing companies, lower commercial usage and lower residential usage which was driven by milder weather.

During the year the Rockgas LPG business in New Zealand was sold to Contact Energy effective 30 April 2007 for NZ$156 million and the Sun Retail LPG business in Queensland and Northern NSW was acquired effective 1 February 2007. The Rockgas LPG business has annual sales of approximately 90 ktonnes compared with 31 ktonnes for Sun Retail.

EBITDAF for the LPG business of $47 million was 4% lower than the previous year.

### *10.3.2 Market Churn*

At the end of the financial year Origin Energy had around 3,040,000 customer accounts across electricity, natural gas, and LPG. This compares with 2,135,000 accounts last year.

Excluding the acquisition of Sun Retail, Origin Energy won 386,000 new accounts across its gas and electricity businesses to record a year-on-year increase of 22,000 accounts. This compares to the prior year in which Origin won 325,000 accounts and increased account numbers by 22,000.

Recent trends in market churn continued. Net gains in electricity accounts in South Australia and New South Wales were partially offset by a net loss of electricity accounts in Victoria, and the loss of gas customers across Victoria and South Australia. Origin Energy now has nearly 230,000 electricity customers across South Australia and New South Wales. LPG accounts increased by approximately 36,000 from June 2006, primarily due to the net impact of the acquisition of Sun Retail LPG and the sale of Rockgas in New Zealand.

Origin Energy is pursuing a number of initiatives to optimise its acquisition and retention costs, and to manage the impact of high levels of churn on margins.

### *10.3.3 Dual fuel*

During this financial year Origin Energy increased its dual fuel customers by 81,000, from 709,000 in June 2006 to 790,000 in June 2007.

### *10.3.4 Green Power*

Origin Energy continues to be Australia's leading provider of accredited Green Power products. As at 30 June 2007, the Company has signed more than 250,000 green energy customers resulting in 33% market share of national Green Power customers.

For the third time, Origin Energy has been rated by Green Electricity Watch (a representative group of environmental NGOs, and led by the Australian Conservation Foundation) as having the best green electricity product in the market.

Over the last year Origin Energy led a successful consortium in bidding for the Adelaide Solar City Project - which was awarded to Origin Energy in August 2006 - and participated in the successful Ballarat Solar Cities bid announced in June 2007. Both programmes will be supported by Federal Government funding. The Adelaide Program includes the trial of interval meter installations, energy efficiency campaigns, and the installation of solar panels at iconic buildings.

During the year, Origin Energy also signed an agreement with the AFL to launch a program titled "AFL Green". This program will offset greenhouse emissions resulting from AFL match day, administration and travel activities.

In March 2007, Origin Energy launched its Carbon Reduction Scheme (CRS), a proactive way of helping businesses to reduce their carbon footprint. The CRS is cost effective, transparent and externally verified and enables the development of a wide range of carbon offset products for various applications. The CRS allows companies to either reduce their emissions by purchasing offsets or to generate offset products to on-sell.

## 10.4 Contact Energy

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total revenue | 1,740 | 2,075 | (16) |
| EBITDAF | 477 | 488 | (2) |
| EBIT | 355 | 400 | (11) |

Performance of operations

| Year ended 30 June | 2007 | 2006 | Change (%) |
|---|---|---|---|
| Electricity Generated (GWh) | 11,020 | 11,534 | (5) |
| Customer Electricity Sales (GWh) | 7,564 | 7,361 | 3 |
| Gas Sales (PJ) | 14.2 | 20.8 | (32) |
| LPG Sales (Tonnes) | 17,467 | - | - |
| Total Sales (PJe) | | | |
| Electricity Customers | 513,000 | 515,000 | - |
| Gas Customers | 75,000 | 79,000 | (5) |
| LPG Customers | 35,000 | - | - |
| Total Customers | 623,000 | 594,000 | 5 |

Origin Energy owns a 51.4% interest in Contact Energy of New Zealand and consolidates 100% of Contact Energy in accordance with Australian accounting standards. The interests attributable to minority shareholders are recognised as Minority Interests in the Financial Statements.

A financial report entitled "Management discussion of audited consolidated financial results for the 12 months ended 30 June 2007" was issued by Contact Energy to the New Zealand Stock Exchange on Tuesday 28 August 2007 and is available on Origin Energy's website www.originenergy.com.au. That document contains details regarding Contact Energy's financial and operating performance during the period, including comparisons to the performance of Contact Energy in the prior year.

### *10.4.1 Performance of Operations*

On consolidation Contact Energy contributed $477 million to Origin Energy's EBITDAF, 2% lower than the prior year of $488 million. Significant operating factors that contributed to the financial performance for the 12 months ended 30 June 2007 were:

- a 20% increase in the unit cost of natural gas, both for internal use in Contact Energy's thermal electricity generation plants, and for supply to wholesale and retail customers.
- significantly lower prices received for Contact Energy's electricity generation after high rainfall in key hydro catchments resulted in increased wholesale electricity supply;
- increased hydro generation across the market and a commensurate reduction in contribution from Contact Energy's thermal generation plant;
- a stronger contribution from Contact Energy's retail base, due to lower retail electricity purchase costs;

The result was achieved under markedly different market conditions than in the 2006 financial year.

Wholesale electricity prices decreased 42% compared with the prior year from an average of NZ$93.00 to NZ$54.00. While as a net generator this has an adverse impact of Generation earnings, Contact Energy's integrated model saw the Retail segment benefit from lower electricity purchasing costs. Contact Energy's diversified generation portfolio also meant that it was able to generate more from its hydro assets and reduce its requirements to run gas fired generation thereby reducing its average cost of generation.

In consolidating Contact Energy's results, Origin Energy has used an average exchange rate for the period of NZ$1.14 to the A$, compared with NZ$1.12 to the A$ for the prior year. Origin Energy has consolidated $477 million at the EBITDAF level compared with $488 million in the prior year and $355 million at the EBIT level compared with $400 million in the previous year. At the EBIT level the result for the year to 30 June 2006 included a benefit of $30.9 million on the sale of Contact Energy's interest in Valley Power generation asset which has not repeated in this financial year.

A new corporate tax rate, enacted in May 2007, will reduce corporate tax from 33% to 30%. Although this new rate will not come into effect until Contact's income tax year ending 30 June 2009, the enactment of the reduced tax rate has triggered the restatement of deferred tax balances at 30 June 2007. This has resulted in a net tax benefit of $57 million in Origin Energy's accounts (or $29 million impact after eliminating the Minority Interests).

## 10.5 Networks (Discontinued Business)

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total revenue | 209 | 188 | 11 |
| EBITDAF | 30 | 29 | 1 |
| EBIT | 140 | 25 | 456 |

In November 2006, after the successful acquisition of the Sun Retail business in Queensland, Origin Energy announced its intention to sell its Network business. While this primarily included Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited, and a 33.3% interest in the SEA Gas pipeline the Company also chose to include several small, low growth business activities including minor cogeneration assets which previously were reported in the Generation segment and a variety of small assets including the SESA pipeline and Natural Gas Vehicle business previously reported in the Retail segment.

In April 2007, Origin Energy entered into an agreement to sell its Networks business to the APA Group for $556.5 million ($561.9 million after adjustments). Within this result this segment is reported as a discontinued business.

EBITDAF for the business was essentially constant with last year, up less than 1% to $29.7 million.

Settlement for the SEA Gas Pipeline portion of this business was effected on 29 June 2007 and is included in the accounts for the financial year ended 30 June 2007. The before tax profit on sale was $113.8 million and is included in EBIT of $140 million. This compares with $25 million in the prior year.

The sale of the balance of the business took place on 2 July 2007, and proceeds from this portion will appear in the accounts for the year ending 30 June 2008.



H Kevin McCann
Chairman

Sydney, 29 August 2007

# 11. Origin Energy Key Financials

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total external revenue | 6,456 | 5,880 | 10 |
| EBITDAF | 1,201 | 1,076 | 12 |
| EBIT | 943 | 791 | 19 |
| Profit before tax | 748 | 623 | 20 |
| Profit after tax | 592 | 454 | 30 |
| Profit after tax and minority interests | 457 | 332 | 38 |
| Underlying Profit | 370 | 338 | 10 |
| Free cash flow[21] | 595 | 583 | 2 |
| OCAT ratio[22] | 11.5% | 12.5% | - |
| Capital expenditure | 2,027 | 897 | 126 |
| Total assets | 14,765 | 8,665 | 70 |
| Adjusted total assets[23] | 11,195 | 8,372 | 34 |
| Net debt | 2,958 | 2,411 | 23 |
| Adjusted net debt[23] | 3,389 | 2,637 | 29 |
| Shareholders equity | 6,969 | 3,646 | 91 |
| Adjusted shareholders equity[23] | 4,683 | 3,582 | 31 |
| Key Ratios | | | |
| Earnings per share - Statutory | 54.7 ¢ | 41.9 ¢ | 30 |
| Earnings per share - Underlying | 44.3 ¢ | 42.7 ¢ | 4 |
| Free cash flow per share[21] | 71.2 ¢ | 73.6 ¢ | (3) |
| Total dividend per share | 21.0 ¢ | 18.0 ¢ | 17 |
| Net asset backing per share | $7.99 | $4.59 | 74 |
| Adjusted net asset backing per share[23] | $5.37 | $4.51 | 19 |
| Net debt to debt plus equity | 29.8% | 39.8% | - |
| Adjusted net debt to debt plus equity[23] | 42.0% | 42.4% | - |
| Interest cover[24] | 4.1x | 4.2x | - |
| Return on equity | 7.8% | 12.3% | (37) |
| Underlying return on equity[25] | 10.3% | 12.9% | - |
| **Segment Analysis (EBITDAF)** | | | |
| Exploration & Production | 254 | 209 | 22 |
| Generation | 99 | 58 | 69 |
| Retail | 341 | 292 | 17 |
| Contact Energy | 477 | 488 | (2) |
| Networks (discontinued) | 30 | 29 | 1 |

[21] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.
[22] OCAT Ratio = (OCAT - interest tax shield) / funds employed.
[23] Adjusted to exclude impact of derivative financial instruments.
[24] EBIT/Interest - Includes capitalised interest, excludes unwinding discounts on provision.
[25] Underlying return on equity excludes significant items and the impact of movement in financial instruments.

# Appendix 1 - Reconciliation of Statutory Profit and Underlying Profit

| 2007 Reconciliation | Included in EBITDAF | Before Tax Impact ($m) | Tax ($m) | Minority Interests ($m) | After Tax Impact ($m) | NPAT ($m) |
|---|---|---|---|---|---|---|
| **Statutory NPAT** | | | | | | **456.9** |
| Significant Items | | | | | | |
| Changes in FV of financial instruments | | | | | | |
| Commodity trading instruments | No | 32.1 | (9.6) | (0.1) | 22.4 | |
| Financing instruments | No | 20.1 | (6.7) | (6.8) | 6.7 | |
| Asset Sales - Networks | No | 113.8 | (37.8) | | 76.0 | |
| Termination of Mt Stuart PPA | Yes | 19.6 | (5.9) | | 13.7 | |
| Impairment of producing assets | No | (73.8) | 22.2 | | (51.7) | |
| Reduction in NZ tax rate | No | | 56.9 | (27.7) | 29.2 | |
| Sun Retail one-off costs | Yes | (13.7) | 4.1 | | (9.6) | |
| **Total significant items** | | **98.2** | **23.1** | **(34.6)** | **86.7** | **(86.7)** |
| **Underlying Profit** | | | | | | **370.2** |
| | | | | | | |
| **Underlying Basic EPS** | | | | | | **44.3** |

| 2006 Reconciliation | Included in EBITDAF | Before Tax Impact ($m) | Tax ($m) | Minority Interests ($m) | After Tax Impact ($m) | NPAT ($m) |
|---|---|---|---|---|---|---|
| **Statutory NPAT** | | | | | | **331.9** |
| Significant Items | | | | | | |
| Changes in FV of derivatives | | | | | | |
| Commodity trading instruments | No | (20.1) | 6.0 | | (14.1) | |
| Financing instruments | No | 7.4 | (2.4) | (2.4) | 2.6 | |
| Asset Sales - Valley Power | No | 30.9 | | (15.0) | 15.9 | |
| Costs of proposed merger with Contact Energy | Yes | (16.9) | 2.8 | 3.7 | (10.4) | |
| **Total significant items** | | **1.3** | **6.4** | **(13.7)** | **(6.0)** | **6.0** |
| **Underlying Profit** | | | | | | **337.9** |
| | | | | | | |
| **Underlying Basic EPS** | | | | | | **42.7** |

# Appendix 2 - Movements in fair value of financial instruments

| Summary of Derivative Movements | |
|---|---|
| Change in Net Assets | 3,193 |
| Recognised in Hedge Reserve (post tax) | 2,197 |
| Recognised in Deferred Tax | 943 |
| Recognised in P&L | 52 |
| | 3,193 |

| Balance Sheet | Derivative Asset ($m) | | Derivative Liability ($m) | | Net Change $m |
|---|---|---|---|---|---|
| | 30-Jun-07 | 30-Jun-06 | 30-Jun-07 | 30-Jun-06 | |
| Commodity Risk Management | 3,453 | 246 | 152 | 170 | 3,225 |
| Contact | 41 | 7 | 299 | 135 | (130) |
| Treasury & other | 139 | 4 | 152 | 115 | 98 |
| **Origin Group** | **3,633** | **257** | **603** | **420** | **3,193** |

| Equity | Hedge Reserve - Equity (pre tax) $m | | | Hedge Reserve - Equity (post tax) $m | | |
|---|---|---|---|---|---|---|
| | 30-Jun-07 | 30-Jun-06 | Net Change | 30-Jun-07 | 30-Jun-06 | Net Change |
| Commodity Risk Management | 3,165 | 54 | 3,111 | 2,214 | 37 | 2,177 |
| Contact | - | (7) | 7 | - | (2) | 2 |
| Treasury & other | 13 | (10) | 23 | 10 | (7) | 17 |
| **Origin Group** | **3,178** | **37** | **3,141** | **2,224** | **28** | **2,197** |

| Profit & Loss | Profit Before Tax $m | | |
|---|---|---|---|
| | 30-Jun-07 | 30-Jun-06 | Net Change |
| Commodity Risk Management | 34 | (19) | 53 |
| Contact | 20 | 8 | 12 |
| Treasury & other | (1) | - | (1) |
| **Origin Group** | **52** | **(11)** | **64** |

# Appendix 3 - Performance by product and key metrics

Performance metrics by product - 2006

| 2006 | Natural Gas | Electricity | LPG |
|---|---|---|---|
| Revenue ($m) | 884 | 1,678 | 557 |
| Gross Profit ($m) | 147 | 309 | 145 |
| Adjusted Retail EBITDAF ($m) | 243 | | 49 |
| Adjusted Retail EBITF ($m) | 223 | | 25 |
| Sales - (PJ)<br>Sales - (TWh)<br>Sales - (ktonnes) | 120 | 15.6 | 522 |
| Total Sales (PJe) | 120 | 56 | 26 |
| Customer accounts ('000) | 880 | 955 | 300 |

Performance metrics by product - 2007

| 2007 | Natural Gas | Electricity | LPG |
|---|---|---|---|
| Revenue ($m) | 883 *(-0%)* | 2,477 *(+48%)* | 577 *(+4%)* |
| Gross Profit ($m) | 136 *(-8%)* | 427 *(+38%)* | 143 *(-1%)* |
| Adjusted Retail EBITDAF ($m) | 308 *(+27%)* | | 47 *(-4%)* |
| Adjusted Retail EBITF ($m) | 283 *(+27%)* | | 22 *(-10%)* |
| Sales - (PJ)<br>Sales - (TWh)<br>Sales - (ktonnes) | 125 *(+5%)* | 23 *(+47%)* | 486 *(-7%)* |
| Total Sales (PJe) | 125 *(+5%)* | 82 *(+47%)* | 24 *(-7%)* |
| Customer accounts ('000) | 889 *(+1%)* | 1,815 *(+90%)* | 336 *(+12%)* |

Retail Key Metrics

| Gas and Electricity | Jun 06 Pre-MtM | Jun 07 Pre-MtM |
|---|---|---|
| **$ per Customer:** | | |
| Gas and Electricity customers ('000)<br>(Weighted average across the year used for 2007) | 1,834 | 2,210 |
| Gross Margin / Customer | 250 | 255 |
| EBITDAF / Customer | 132 | 139 |
| EBITF / Customer | 122 | 128 |
| Cost to serve / Customer | 118 | 116 |
| **Margin** | | |
| EBITDAF | 9.5% | 9.2% |
| EBITF | 8.7% | 8.4% |

082-34934

# Appendix 4 - Reconciliation EBITDA 2006 to EBITDAF 2006

| | 2006 EBITDA | FV adjustment | Gain on sale of business | Re-statement Networks sale | 2006 EBITDAF |
|---|---|---|---|---|---|
| Exploration & Production | 205 | 3 | - | - | 209 |
| Generation | 60 | - | - | (1) | 58 |
| Retail | 273 | 17 | - | 1 | 292 |
| Contact | 519 | - | (31) | - | 488 |
| Networks | 30 | - | - | - | 29 |
| **Total** | **1,087** | **20** | **(31)** | **-** | **1,076** |

# Directors' Report for the year ended 30 June 2007

# Contents

29 August 2007

# Directors' Report for the year ended 30 June 2007

In accordance with the Corporations Act 2001, the Directors of Origin Energy Limited report on the Company and the consolidated entity, being the Company and its controlled entities ('Company'), for the year ended 30 June 2007.

## 1. Principal activities

During the year, the principal activity of the Company was the operation of energy businesses including:

- Exploration and production of oil and gas;
- Electricity generation;
- Wholesale and retail sale of electricity and gas; and
- Investment in, and the management of, utility infrastructure.

## 2. Result

Origin Energy reported a net profit after tax and outside equity interests of $456.9 million for the year ended 30 June 2007 ("Statutory Profit"), a 38% increase on the prior year. After removing the after tax effect of significant items including the sale of the Networks business, impairment of producing assets, changes in fair value of financial instruments on commodities, termination of the Mt Stuart Power Purchase Agreement and legislated changes in the New Zealand tax rate, the underlying net profit after tax ("Underlying Profit") increased by 10% to $370.2 million from $337.9 million.

| Year ended 30 June | 2007 ($m) | 2006 ($m) | Change (%) |
|---|---|---|---|
| Total external revenue | 6,456 | 5,880 | 10 |
| EBITDAF [1] | 1,201 | 1,076 | 12 |
| EBIT | 943 | 791 | 19 |
| Net profit after tax before elimination of minority interests | 592 | 454 | 30 |
| Minority interests | 135 | 122 | 10 |
| Statutory Profit | 457 | 332 | 38 |
| Significant items | 87 | (6) | - |
| Underlying Profit | 370 | 338 | 10 |
| Basic earnings per share on Statutory Profit (cents) | 54.7 | 41.9 | 30 |
| Basic earnings per share on Underlying Profit (cents) | 44.3 | 42.7 | 4 |
| Free cash flow [2] | 595 | 583 | 2 |
| Capital expenditure | 2,027 | 897 | 126 |
| OCAT Ratio [3] | 11.5% | 12.5% | - |
| Adjusted [net debt/(debt + equity)] [4] | 42% | 42% | - |

(1) EBITDAF is defined as earnings before interest, tax, depreciation, amortisation, and changes in the fair value of financial instruments.

(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.

(3) OCAT Ratio = (OCAT - interest tax shield) / funds employed.

(4) Adjusted to exclude impact of derivative financial instruments.

## 3. Significant changes in the state of affairs

The following significant events occurred during the year:

- Acquisitions

  Sun Retail - On 1 February 2007 the Company acquired the Sun Retail electricity retail business from the State of Queensland for $1.2 billion. The acquisition was partly funded by the placement of 56.3 million shares and a Share Purchase Plan for 11.7 million shares raising net $473 million. The balance of the purchase price was funded by debt.

- Divestments

  Networks business - An agreement to sell the Networks business was signed on 4 April 2007. Completion of the SEA Gas Pipeline portion of this business was effected on 29 June 2007. The completion of the sale of the balance of the business was effected 2 July 2007.

- Commenced operations

  BassGas - On 1 September 2006 the BassGas development began operations and commercial production. The project is expected to produce 20 PJ of sales gas and around 1.4 million barrels of liquids (condensate and LPG) per annum for the next 15 years. Origin Energy is the operator and has a 42.5% interest in the project.

- Projects under construction

  Kupe Gas Project - Construction of the Kupe Gas Project in New Zealand commenced in July 2006 and continued towards a target of first production of commercial gas and liquid hydrocarbons in mid 2009. The project is expected to produce around 20 PJ of gas, 1.7 million barrels of condensate and 90,000 tonnes of LPG per annum. Origin Energy is the operator and has a 50% interest in the project.

  Otway Gas Project - Construction of the Otway Gas Project continued towards expected commencement of production in September 2007. The project is expected to produce around 60 PJ of gas and one million barrels of liquid hydrocarbons per annum. Origin Energy has a 30.75% interest in the project.

- Projects approved

  Spring Gully Gas field - On 3 April 2007 the Company committed to the expansion of coal seam gas production from the Spring Gully gas field to 20 TJ per day and the construction of a reverse osmosis water treatment plant for a capital cost of $53 million.

  Quarantine Power Station - On 10 May 2007 the Company committed to the expansion of the Quarantine Power Station on Torrens Island in South Australia. The power station development will involve the construction of an additional 120MW gas fired peaking power generator for an estimated capital cost of $80 million. The development is expected to be completed by December 2008.

  Darling Downs Power Station - In May 2007 the Company committed to the development of a 630 MW gas fired power station at the Darling Downs site in Queensland for an estimated capital cost of $780 million. Further gas field development and the associated pipeline infrastructure to supply the power station with an additional 44 PJ per annum was approved for a further capital expenditure of $500 million. The plant is expected to be in production by early 2010.

- Reserves

  Gas reserves were increased following the annual review of reserves across the Company's Exploration and Production interests. Proved and probable reserves were increased by 42% from 2,436 petajoules equivalent (PJe) to 3,471 PJe. This included a net increase in coal seam gas reserves of 80% or 1,095 PJe to 2,470 PJe.

The events described above and those as disclosed in the Financial Statements represent the significant changes in the state of affairs of the Company for the year ended 30 June 2007.

## 4. Events subsequent to balance date

The following events occurred following 30 June 2007:

- The sale of the Networks business was completed on 2 July 2007 including the sale of the Origin Energy Asset Management and related businesses and the 17% shareholding interest in Envestra Limited. The proceeds for the sale of this part of the business will be included in the results for the year ended 30 June 2008.

- On 13 August 2007 the Company announced that its New Zealand subsidiary, Origin Energy Contact Finance No.2 Ltd, would raise NZ$200 million with the ability to accept over subscriptions of NZ$50 million, by the issue of preference shares in New Zealand to be used to refinance existing bank debt.

- On 3 July 2007 the Company announced the entry into a long term gas supply agreement with Rio Tinto Aluminium to supply up to 470 PJ of gas over 20 years from the company's coal seam gas fields from 2010.

## 5. Dividends

Dividends paid during the year by Origin Energy Limited were as follows:

| | $'000 |
|---|---|
| Final dividend of 9 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2006, paid 29 September 2006. | 71,697 |
| Interim dividend of 10 cents per ordinary share, fully franked at 30%, for the half year ended 31 December 2006, paid 30 March 2007. | 86,957 |

In respect of the current financial year, the Directors have declared a final dividend as follows:

| | $'000 |
|---|---|
| Final dividend of 11 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2007, payable 3 October 2007. | 95,952 |

## 6. Review of operations

Total revenue increased by 10% to $6,456 million. Within Origin Energy's Australian operations the increase was 25% primarily reflecting higher revenues from the Retail segment after the acquisition of Sun Retail and higher revenues from the Exploration and Production segment. Total external revenue from Contact Energy decreased by 16% as lower wholesale electricity prices in New Zealand reduced the total revenue earned from its generation assets.

EBITDAF increased 12% to $1,201 million from $1,076 million in the prior year, of which segment contributions were:

**Earnings before interest, tax, depreciation/amortisation, and change in fair value of financial instruments (EBITDAF)**

| Year ended 30 June | 2007 ($m) | 2006 ($m) (1) | Change (%) |
|---|---|---|---|
| Exploration & Production | 254 | 209 | 22 |
| Generation | 99 | 58 | 69 |
| Retail | 341 | 292 | 17 |
| Contact Energy (2) | 477 | 488 | (2) |
| Networks (Discontinued business) (3) | 30 | 29 | 1 |
| Total | 1,201 | 1,076 | 12 |

(1) The 2006 EBITDAF by segment has been calculated from the 2006 EBITDA with adjustments made to exclude the change in fair value of financial instruments and derivatives, and also for the reallocation of other businesses taken out of the Generation and Retail segments as part of the Networks business.

(2) 100% of Contact Energy's EBITDAF is included in the consolidated income statement.

(3) The Networks business has been sold. This business included Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited and a 33.3% interest in the SEA Gas Pipeline, together with minor cogeneration assets which previously were reported in the Generation segment and a variety of small assets including the SESA pipeline and Natural Gas Vehicle business previously reported in the Retail segment. Segmental results for 2007 and 2006 include these businesses in the Networks segment, and consequently the 2006 results for the Generation and Retail segments have been restated.

**Exploration & Production** increased its EBITDAF contribution by 22% to $254 million. The business delivered record energy sales of 92.5 petajoules equivalent (PJe); 11% higher than the prior year of 83.8 PJe. This reflects higher CSG sales and over six months contribution from the BassGas Project, which more than offset declines in production and sales from the more mature Cooper, Perth and onshore Otway basins.

**Generation** EBITDAF grew by 69% to $99 million from $58 million. This primarily reflects a contract termination payment received with respect to the Mt Stuart power station of $19.6 million before tax, and the flexibility of inclusion of Mt Stuart in the operating portfolio of Origin Energy.

In **Retail**, EBITDAF grew by $49 million or 17% from $292 million to $341 million. This was primarily due to a five month contribution from the acquisition of the Sun Retail business which was acquired on 1 February 2007, and includes one-off costs associated with the Sun Retail integration of $13.7 million. During the year the Company increased its natural gas and electricity customer accounts numbers (excluding those purchased with Sun Retail) by 22,000, increased dual fuel accounts by 81,000, and by 30 June 2007 had signed over 250,000 green power customers.

**Contact Energy** contributed $477 million to EBITDAF, 2% lower than the $488 million recorded last year. This was primarily due to higher gas costs and lower earnings from the generation business as a consequence of a return to more normal weather conditions resulting in lower pool prices in New Zealand.

An agreement to sell the **Networks** business was signed on 4 April 2007 and this is reported as a discontinued business within this result. EBITDAF for the business was essentially constant with last year, up less than 1% to $30 million.

# 7. Business strategies, future developments and expected results

Origin Energy's financial objectives are to generate steady and predictable cashflows and earnings per share growth of 10-15% per annum on average. Origin Energy's strategy to achieve these objectives is to be positioned as a fuel integrated generator retailer in the competitive segments of the Australian and New Zealand energy industry. Integration across these segments enables the Company to better manage risk through natural hedges and enhance the range of growth opportunities.

In the year to 30 June 2008 the Company expects:

- a full year contribution from the integration of the Sun Retail business;
- increasing contribution from the Exploration and Production business as CSG production rises to meet new contracts, the BassGas project contributes a full year, partially offset by lower contributions from declining production in the Perth and Cooper basins;
- commencement of production from the Otway gas project;
- a consistent contribution from Contact Energy; and
- no earnings from the discontinued Networks business (a one-off gain on sale for the portion of this business which settled on 2 July 2007 will be reported in the results for the 2008 financial year).

Based on current market conditions and normal weather prevailing the Company is targeting an increase in Underlying Profit for 2007/08 of approximately 15%.

In subsequent years the Company will benefit from a number of projects already committed, including the expansion of Quarantine power station which is due on line in December 2008, the Kupe Gas Project which is scheduled to commence production by mid 2009, the Darling Downs power project and related CSG developments due on line in early 2010, and the commencement of supply to the Rio Tinto Alumina project, also in 2010. The Company will achieve reductions in cost to serve in the Retail business when the transitional service agreement for Sun Retail ends in March 2008 and further initiatives to reduce cost to serve are implemented.

## 8. Directors

The Directors of Origin Energy Limited at any time during or since the end of the financial year are:

H Kevin McCann (Chairman)
Grant A King (Managing Director)
Bruce G Beeren
Trevor Bourne
Dr Helen M Nugent
Dr J Roland Williams
Gordon M Cairns - appointed 1 June 2007
Colin B Carter - resigned 30 April 2007

## 9. Information on Directors and the Company Secretary

Information relating to current Directors' qualifications, experience and special responsibilities and the qualifications and experience of the Company Secretary is set out below.

**H Kevin McCann AM**
**Independent Non-executive Chairman**
Aged 66

Kevin McCann joined the Board as Chairman in February 2000. He is a member of the Audit, Remuneration, Nomination, and Health, Safety & Environment committees. Kevin McCann is Chairman of Healthscope Limited (since March 1994) and Sydney Harbour Federation Trust. He is lead independent director of Macquarie Bank Limited (a director since December 1996) and a director of BlueScope Steel Limited (since May 2002).

He practiced as a commercial and corporate lawyer at Allens Arthur Robinson, a national law firm for over 34 years. He was Chairman of Allen Allen & Hemsley and Allens Arthur Robinson for nine years. Kevin McCann was previously Chairman of Triako Resources Limited (April 1999-September 2006).

He is also a member of the Australian Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. He has an Arts degree, a Law

degree (Honours), a Masters in Law and is a fellow of the Australian Institute of Company Directors.

His community activities include the Chair of the Development Council National Library of Australia, the Sydney University Law School Campaign and member of the Council of Playing Healthy.

His extensive legal and commercial expertise, particularly in the resources industry, and his experience as a director of successful Australian companies together with service on State and Commonwealth authorities has been valuable to the Origin Energy Board, and in his role as Chairman.

**Grant A King**
**Managing Director**
Aged 52

Grant King was appointed Managing Director of Origin Energy at the time of its demerger from Boral Limited, in February 2000, and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager, AGL Gas Companies. Grant King is Chairman of Contact Energy Limited (since October 2004) and Chairman of Energy Supply Association of Australia Limited (since November 2005). He is a former director of Envestra Limited (1997-2007). He is a councillor of the Australian Petroleum Production and Exploration Association. Grant has a Civil Engineering degree and a Master of Management.

**Bruce G Beeren**
**Non-executive Director**
Aged 58

Bruce Beeren joined the board as an executive director in March 2000. He retired from his position as executive director on 31 January 2005, and continues on the Origin Energy board as a non-executive director. He is a member of the Audit, Remuneration and Nomination committees. With over 30 years experience in the energy industry, he was Chief Executive Officer of VENCorp, the Victorian gas system operator, when it was established in 1997 and held several senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. He is a director of Contact Energy (since October 2004), Coal & Allied Industries Limited (since July 2004) and Equipsuper Pty Limited (since August 2002). He is a former director of Envestra Limited (2000-2007) and Veda Advantage Limited (2004-2007). He has a Science degree, a Commerce degree and a Master of Business Administration, and is a fellow of CPA Australia and the Australian Institute of Company Directors.

Bruce Beeren's extensive energy industry experience and financial expertise has proven valuable, and he brings to the Board an understanding of the key issues that the Company faces.

**Trevor Bourne**
**Independent Non-executive Director**
Aged 61

Trevor Bourne joined the Board in February 2000 and is Chairman of the Remuneration Committee and a member of the Nomination and Health, Safety & Environment committees. He retired in December 2003 as Chief Executive Officer of Tenix Investments Pty Limited. Prior roles include Managing Director of Brambles Australia Limited, and several directorships in Brambles subsidiaries and joint-ventures. Trevor Bourne is Chairman of Hastie Group Limited (since November 2004), a director of Coates Hire Limited (since February 2004), a director of Caltex Australia Limited (since March 2006) and Lighting Corporation Limited (since February 2004). He has a Mechanical Engineering degree (with Merit) and a Master of Business Administration.

His broad business background and his leadership experience ensures that he brings to the Board an understanding of the key issues that will drive the Company's success.

**Helen M Nugent AO**
**Independent Non-executive Director**
Aged 58

Helen Nugent joined the Board in March 2003 and is a member of the Audit, Remuneration, Nomination and Health, Safety & Environment committees.

She is an experienced professional non-executive director, who is currently Chairman of Swiss Re Life and Health (Australia), Funds SA and Hudson Australia/New Zealand, as well as being a director of Macquarie Bank (since June 1999) and Freehills. Previously, she has been a director of UNiTAB (July 1999-October 2006) and Carter Holt Harvey (from May 2003 to January 2006).

Prior to becoming a non-executive director, she was Director of Strategy at Westpac Banking Corporation; Professor in Management and Director of the MBA programme at the Australian Graduate School of Management; and a partner with McKinsey & Company, where she specialised in financial services and mining. Helen has a Bachelor of Arts (Honours) Degree and a Doctorate of Philosophy from the University of Queensland and a Master of Business Administration with Distinctions from the Harvard Business School. She is a fellow of the Australian Institute of Company Directors.

Her extensive commercial, risk management and strategic expertise, and her experience on the boards of a number of major companies, have been of considerable value to the Origin Energy Board.

**J Roland Williams CBE**
**Independent Non-executive Director**
Aged 68

Roland Williams joined the Board in February 2000 and is Chairman of the Audit Committee and a member of the Nomination and Health, Safety & Environment committees. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited prior to which he held the positions of Managing Director, Shell International Gas, and President, Shell Coal International. Roland Williams was previously a director of Woodside Petroleum (1995-1999), Chairman of Australian Magnesium Corporation Limited (2000-2003) and a director of United Group Limited (1999-2003). He is a director of Boral Limited (since 1999), a Council Member of the Australian Strategic Policy Institute Limited and Chairman of the General Aviation Strategic Industry Leadership Group. He holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institution of Chemical Engineers and a Companion of the Institution of Gas Engineers and Managers.

His extensive experience in the petroleum and resources industry and broad commercial expertise has proven valuable to the Board and in his role as Chairman of the Audit Committee.

**Gordon M Cairns**
**Independent Non-executive Director**
Aged 57

Gordon Cairns joined the board on 1 June 2007 and is a member of the Remuneration, Nomination and Health, Safety and Environment committees. He has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited. He has held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé.

Gordon is currently a director of Westpac Banking Corporation, Opera Australia and The Centre for Independent Studies. He is also an advisor to Caliburn Partnership and McKinsey & Co and a member of the Asia Pacific Advisory Board of CVC Capital Partners. He holds a Master of Arts (Honours) from the University of Edinburgh.

Gordon brings to the Origin Energy board a wealth of management expertise and broad experience from highly competitive retail markets. His management and marketing expertise will be particularly valuable in view of Origin Energy's growth profile and significant retail business.

**Bill Hundy**
**Company Secretary**
Aged 49

Bill Hundy joined Origin Energy in July 2001, and is responsible for the company secretarial, insurance, legal and compliance functions. Prior to joining Origin Energy, he was company secretary for Email Limited and Placer Pacific Limited. Bill has a Bachelor of Law and Bachelor of Commerce from the University of New South Wales. He is a Fellow of the Chartered Institute of Secretaries and the Australian Institute of Company Directors.

## 10. Directors' meetings

The number of Directors' meetings, including Board committee meetings, and the number of meetings attended by each Director during the financial year are shown in the table below:

| Directors | Board Meetings | | Meetings of Board Committees: Audit | | Remuneration | | HSE | | Nomination | |
|---|---|---|---|---|---|---|---|---|---|---|
| | H | A | H | A | H | A | H | A | H | A |
| H K McCann | 18 | 18 | 4 | 4 | 5 | 5 | 3 | 3 | 5 | 5 |
| G A King | 18 | 18 | | | | | 3 | 3 | | |
| B G Beeren | 18 | 17 | 4 | 4 | | | 3 | 3 | 5 | 5 |
| T Bourne | 18 | 18 | | | 5 | 5 | 3 | 3 | 5 | 5 |
| C B Carter(1) | 16 | 15 | | | 4 | 4 | 3 | 3 | 4 | 4 |
| G M Cairns(2) | 1 | 1 | | | | | | | 1 | 1 |
| Dr J R Williams | 18 | 18 | 4 | 4 | | | 3 | 3 | 5 | 5 |
| Dr H M Nugent | 18 | 18 | 4 | 4 | 5 | 5 | 3 | 3 | 5 | 5 |

H: Number of meetings held during the time that the Director held office or was a member of the committee during the year. There were 11 scheduled meetings and seven unscheduled Board meetings held during the year.
A: Number of meetings attended.
(1) Up to date of resignation 30 April 2007.
(2) Since appointment 1 June 2007.

## 11. Directors' interests in shares and options of Origin Energy Limited

The relevant interests of each Director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G (1) of the Corporations Act 2001, at the date of this report is as follows:

| Director | Ordinary shares and prescribed interests as at 29 August 2007 | Options over ordinary shares as at 29 August 2007 | Ordinary shares and prescribed interests in Contact Energy Limited as at 29 August 2007 |
|---|---|---|---|
| H K McCann | 261,725 | - | - |
| G A King | 301,046 | 2,000,000(1) | - |
| B G Beeren | 805,020 | 550,000(2) | 5,940 |
| T Bourne | 42,966 | - | - |
| G M Cairns | 2,500 | - | - |
| Dr J R Williams | 38,237 | - | - |
| Dr H M Nugent | 18,398 | - | - |

Exercise price for share options:
(1) 500,000: $4.15, 500,000: $5.98, 500,000: $7.21, 500,000: $6.50
(2) 275,000: $4.15, 275,000: $5.98

## 12. Environmental regulation and performance

The Company's operations are subject to significant environmental regulation under Commonwealth, State and Territory legislation. There have not been any breaches of significant environment regulations and there were no fines or penalties imposed upon Origin Energy during the year.

## 13. Indemnities and insurance for Directors and officers

Under Origin Energy's Constitution, it must indemnify the current and past Directors, secretaries and senior managers against all liabilities to other persons (other than the Company or a related body corporate) that may arise from their positions as Directors, secretaries or officers of Origin Energy Limited and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. Origin Energy has entered into agreements with current Directors and certain former Directors whereby it will indemnify those Directors from all liability in accordance with the terms of the Constitution for a period of seven years after they cease to be Directors.

The agreements stipulate that Origin Energy Limited will meet the full amount of any such liabilities, including costs and expenses.

Since the end of the previous financial year, the Company has paid insurance premiums in respect of Directors' and officers' liability, and legal expense insurance contracts for current and former Directors and officers, including executive officers and Directors of Origin Energy Limited and executive officers and secretaries of its controlled entities.

## 14. Auditor independence

There is no former partner or director of KPMG, the Company's auditors, who is or was at any time during the year ended 30 June 2007 an officer of the Origin Energy group. The auditor's independence declaration (made under section 307C of the Corporations Act 2001) is attached to and forms part of this report.

The amounts paid or payable to the Origin Energy group auditor KPMG for non-audit services provided by that firm during the year are as follows:

| | | |
|---|---|---|
| 1. | Acquisition audit and accounting advice | $371,000 |
| 2. | Taxation services | $306,000 |
| 3. | Other regulatory audit services | $61,000 |

Further details of amounts paid to the Company's Auditors are included in Note 25 to the full financial statements.

In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those non-audit services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- All non-audit services were subject to the corporate governance procedures that had been adopted by the Company and were below the pre-approved limits imposed by the Audit Committee.
- All non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.
- There were no known conflict of interest situations nor any circumstance arising out of a relationship between the Company (including its Directors and officers) and the auditor which may impact on auditor independence.

## 15. Rounding of amounts

Origin Energy Limited is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

## 16. Remuneration

The Remuneration Report is attached and forms part of this Directors' Report.

Signed in accordance with a resolution of Directors:

Kevin McCann, Chairman
Sydney, 29 August 2007

KPMG

*Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001*

To: the directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

D McLennan

Duncan McLennan
*Partner*

Sydney

29 August 2007

# Remuneration Report for the year ended 30 June 2007

This report forms part of the Directors' Report for the year ended 30 June 2007

# Contents

# 1. Board oversight of remuneration

## 1.1 Remuneration Committee

The Board Remuneration Committee oversees remuneration and is responsible for making recommendations to the Board on remuneration policy and structure applicable to the Directors and senior executives.

The composition and functions of the Remuneration Committee is set out in the Charter of the Remuneration Committee which is available in full on the Company's website www.originenergy.com.au.

## 1.2 Independent remuneration advice

The Remuneration Committee engages external advisors on matters relating to compensation. All advisors selected are independent and engaged solely on the basis of their independence and competence in the relevant field. During the year, the Board obtained advice and services from advisors in relation to remuneration:

| Advisor | Services provided |
|---|---|
| Mercer | Actuarial assessment of executive superannuation defined benefits<br>Executive and employee compensation and benchmarking<br>Valuation of long-term incentives |
| The Hay Group | Executive and employee compensation and benchmarking |
| John Egan of Egan and Associates | Non-executive directors' compensation and benchmarking<br>Executive compensation and benchmarking |
| Godfrey Remuneration Group | Non-executive directors' compensation and benchmarking |

# 2. Remuneration objective and strategies

## 2.1 Remuneration objective

Origin Energy's remuneration objective is to attract, retain and motivate employees to deliver superior performance that is aligned with shareholders' interests and is consistent with the Company's commitments, principles and values.

## 2.2 Remuneration strategies

Origin Energy's Remuneration objective is implemented through three key strategies as follows:

1. **Origin Energy's remuneration is competitively benchmarked to ensure that valued employees are attracted and retained.**

   - Median of relevant market is used as the benchmark for fixed pay, while the top quartile is targeted for aggregate remuneration (fixed and at-risk remuneration) for better-than-targeted performance.

   - A broad multi industry wide benchmark that is relevant to Origin Energy's type of business is used to determine competitive remuneration. The mix of fixed and variable pay used by Origin Energy reflects this market benchmark.

   - In a tight labour market which has known skills shortages or "hotspots" in business critical areas of the Company, benchmarks which specifically

compare Origin Energy to those "hotspot" markets (rather than the general market) are used to ensure that remuneration remains competitive.

2. **The remuneration structure clearly links reward to performance**

   - The proportion of variable remuneration increases with job size and the employee's capacity to impact business performance, consistent with competitive remuneration benchmarks.

   - Short-term incentives are designed to motivate employees to achieve targets in the current review year. The amount of short term incentive varies, with maximum achievable incentive being positioned at the top quartile of the market.

   - Performance measures for short-term incentives are based around total company, business unit and individual performance. The proportion of short-term incentive linked to total company financial performance increases with the job size.

   - Long-term incentives are designed to encourage sustainability of performance in the medium to longer term. Once granted, long-term incentives are exercisable in a three to five-year timeframe, provided appropriate hurdles are met. Executives are prohibited from entering into any hedge arrangements that may limit the downside risk of any equity-based incentives that have not vested.

   - While the performance measures for 'at-risk' pay are heavily oriented to financial performance, some non-financial performance metrics are included to ensure long-term, sustainable performance. These measures include critical aspects such as people management, safety performance and project delivery.

3. **Performance measures and rewards are aligned to shareholder interests**

   - The predominant performance measure for short-term incentives and long term incentives is the company's operating-cash-flow-after-tax over funds-employed ratio. This measure is a key driver of total returns to shareholders, and has since February 2000 demonstrated a strong correlation over time with the creation of shareholder value.

   - The long-term incentive plan provides for equity based remuneration, with the exercise hurdle based on relative total shareholder returns. The plan aligns executive performance with shareholder returns as incentives are only exercisable if the relative total shareholder return hurdle is achieved.

   - The Company's employee share plan enables employees to be awarded Origin Energy shares. This ownership of shares links employees with the Company's share price. To be eligible to receive shares, annual performance measures which relate to targeted areas of company-wide performance, must be achieved. For example, the 2006/07 award was set entirely on safety performance targets.

A detailed remuneration policy statement is available on the Company's website www.originenergy.com.au.

## 2.3 Performance

**Attracting and retaining staff**

Origin Energy's remuneration strategies have ensured retention and stability of senior management over the past seven years.

Among Origin Energy's top three management tiers, the annual voluntary turnover rate has averaged 3.2% since 2000. Management stability is a key factor in delivering strong performance and total returns to shareholders.

**Motivation of staff to maximise Company performance**

Origin Energy's remuneration policy has been an important contributor to the continuous improvement of Company performance and the delivery of shareholder returns.

Since Origin Energy listed on the ASX, in February 2000, its net profit has grown by 509% to 30 June 2007, total dividends declared or paid are 91 cents per share and share price has grown by around 680%. The following table outlines net profit after tax, earnings per share, dividends and share-price growth since listing in 2000:

| 30 June | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | Average Annual Increase % |
|---|---|---|---|---|---|---|---|---|---|
| EARNINGS | | | | | | | | | |
| Net profit after tax | $75m | $98m | $129m | $162m | $205m | $266m | $332m | $457m | 30 |
| Earnings per share | 13.3c | 17.1c | 20.2c | 24.8c | 30.0c | 34.9c | 41.9c | 54.7c | 22 |
| Underlying Profit | $75m | $98m | $129m | $162m | $205m | $266m | $338m | $370m | 26 |
| Adjusted earnings per share | 13.3c | 17.1c | 20.2c | 24.8c | 30.0c | 34.9c | 42.7c | 44.3c | 19 |
| OCAT RATIO | - | 10.6% | 13.7% | 15.6% | 14.8% | 11.2% | 12.5% | 11.5% | |
| TOTAL SHAREHOLDER RETURNS | | | | | | | | | |
| Dividends | 6.0c | 4.0c | 5.0c | 10.0c | 13.0c | 15.0c | 17.0c | 21.0c | 25 |
| Share price 30 June | $1.57 | $2.91 | $3.27 | $3.93 | $5.48 | $7.61 | $7.36 | $9.94 | 33 |
| Annual shareholder return | - | 93% | 15% | 23% | 43% | 42% | -1% | 38% | 36 |

Between listing in February 2000 and 30 June 2007 Origin Energy's compound total shareholder return was 32.4% per annum. This was significantly above the All Ordinaries Accumulation Index, which grew by an average of 14.4% per annum over the same period.

The graph, below, compares Origin Energy's performance since listing in February 2000 with the All Ordinaries Accumulation Index.



Origin Energy Total Shareholder Return versus the All Ordinaries Accumulation Index
All Ordinaries Accumulation Index
Origin Energy Total Shareholder Return
Index Level
900
800
700
600
500
400
300
200
100
0
Feb-00
Jul-00
Nov-00
Mar-01
Aug-01
Dec-01
May-02
Sep-02
Jan-03
Jun-03
Oct-03
Mar-04
Jul-04
Nov-04
Apr-05
Aug-05
Jan-06
May-06
Sep-06
Feb-07
Jun-07
Period


Indexed to 100 on 21 February 2000

# 3. Executive remuneration

## 3.1 Executive remuneration structure

Remuneration of executives is structured in two parts:

- *Fixed remuneration*
- *At-risk remuneration*

## 3.2 Fixed remuneration

Fixed pay is based on the size of the individual's role, their performance and experience, and market data. The benchmark market-data is set at the median for comparable positions.

Fixed pay comprises base salary and any non-cash benefits such as provision of a motor vehicle (which is calculated on a total cost basis and includes any fringe-benefit-tax charges related to employee benefits).

## 3.3 At-risk remuneration

The level of at-risk remuneration available is linked to competitive remuneration benchmarks, and the amount awarded is linked to meeting Company, business unit and personal financial and non-financial objectives. It comprises both short-term incentives and long-term incentives, which are provided for in contracts with executive directors and senior executives. These contracts prescribe maximum potential payments for short-term and long-term incentives.

### *3.3.1 Short-term incentives*

Short-term incentives are provided in cash. The maximum potential award each year is set by comparison with competitive remuneration benchmarks. Payment depends on achieving operating and financial targets set at the beginning of each year.

Several levels of short-term incentives are paid within Origin Energy, ranging from a maximum of 35% for senior management employees through to a maximum of 100%

for the Managing Director. These maximum levels are consistent with market benchmarks.

For the Managing Director, 60% of his short-term incentive is based on performance relative to corporate financial targets. 40% of his short-term incentive is based on targeted non-financial objectives. Both the financial and non-financial objectives are set by the Board when Budgets are approved. For senior executives reporting to the Managing Director, at least 33% of the short-term incentives are based on performance relative to corporate financial targets. The balance is paid on a mix of financial and operating targets relative to their individual areas of responsibility.

The primary total business performance measure used in the short-term incentive plans is the operating-cash-flow-after-tax-over-funds-employed ratio. This measure has been used since 2000 as it closely correlates with total shareholder return.

Threshold and stretch hurdles are also established for each performance measure, yielding payment for at-risk elements ranging from 20 to 100% of the maximum potential payment. No payment is made if performance does not achieve threshold levels. The Board retains the discretion to make payments exceeding 100% if exceptional performance is achieved. Short-term incentives can be reduced if safety performance targets are not achieved.

### *3.3.2 Long-term incentives*

Long-term incentive amounts are awarded to executives, based on competitive remuneration benchmarks for the executive's position within the company, as a reward for their performance during the year and as an incentive for future performance.

Long-term incentives issued in September 2006 and previous years had been provided to executives by granting them options over unissued ordinary shares in Origin Energy Limited, under the shareholder approved Senior Executive Option Plan.

From September 2007, the Board will allocate long-term incentive awards to senior executives and the managing director that, by value, are half share options and half performance share rights. The allocation of options and performance share rights is based on the current performance potential and criticality to the business. The number of options and performance share rights awarded are calculated by dividing the value of the long-term incentive award by the fair market value of the options and performance share rights determined in accordance with applicable accounting standards.

Under this hybrid scheme, the options become exercisable and the performance share rights will only vest (that is, shares become transferable to the executive) to the extent that the performance hurdle is satisfied. Details of the hurdle (which is the same for the exercise of options and the vesting of performance share rights) are set out in 3.3.2.3. It is dependent on the return on Origin Energy shares comparing favourably with the total shareholder return of companies in the ASX 100 at the time of issue. In a further review in 2007 the Board revised the practice of continuous retesting (from years 3 to 5) of this performance hurdle and determined that from the 2007 issuance of stock options and performance share rights to senior executives, retesting will be conducted on the third, fourth and fifth anniversaries of the grant. Further awards of long-term incentives will not be subject to continuous retesting of hurdles, other than those that are to be issued to the Managing Director in September 2007 on terms that were approved by shareholders in October 2006.

To ensure that the incentive value of these equity-based incentives is preserved, executives are prohibited from entering into any hedge arrangements that may limit their downside risk with any equity-based incentives that have not vested. Terms for the Senior Executive Option Plan and Performance Share Rights Plan, along with performance conditions attached to both plans, are detailed below.

3.3.2.1 Senior Executive Option Plan

Shareholders approved the Senior Executive Option Plan in 1995. Under the plan, the Directors may issue options to executives to acquire ordinary shares in Origin Energy at a market price determined at the time of issuance. The market price is equal to the volume-weighted average market price in the five days leading up to, and including, the date of issuance.

The options are issued subject to performance hurdles as determined by the Board. The performance hurdles applying to the previous issuance and those proposed for future issuances are described in the section on long-term incentive performance hurdles below in 3.3.2.3.

Subject to the satisfaction of the performance hurdles, the options may be exercised by the payment of the exercise price at any time after the third anniversary of the grant of the options and before they expire. The options may also be exercised prior to the third anniversary of the grant of the options in circumstances relating to takeover (detailed below in 3.3.2.3). They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the options should become exercisable.

The options that have been issued to date and have vested will lapse if the executive resigns (after six months), in the event of termination for cause (immediately) and if not exercised within five years.

The options over unissued shares of Origin Energy under the plan and their exercisability with respect to the performance hurdles are as follows:

| Number of options outstanding | Exercise price | First exercise date | Expiry date | Vested | Number exercisable | Total shareholder return performance against reference group as at 30 June 2007 (1) | Indicated Percentage exercisable (2) |
|---|---|---|---|---|---|---|---|
| 780,000 | $3.40 | 19 December 2005 | 19 December 2007 | Yes | 780,000 | - | 100% |
| 2,401,200 | $4.15 | 19 December 2006 | 19 December 2008 | Yes | 2,401,200 | - | 100% |
| 775,000 | $5.98 | 6 August 2007 | 6 August 2009 | No | Nil | 40% | Nil |
| 2,471,000 | $5.72 | 26 November 2007 | 26 November 2009 | No | Nil | 51% | 52% |
| 200,000 | $6.75 | 20 May 2008 | 20 May 2010 | No | Nil | 43% | Nil |
| 3,390,000 | $7.21 | 7 September 2008 | 7 September 2010 | No | Nil | 63% | 76% |
| 3,391,000 | $6.50 | 11 September 2009 | 11 September 2011 | No | Nil | 88% | 100% |

(1) The performance hurdle for these options is based on a total shareholder return (TSR) that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the Origin Energy TSR with the TSR of a predetermined group of Australian listed companies relative to the date of approval. The percentage of options that may be exercised is calculated on sliding scale depending on the Company's performance against the reference group of companies. If Origin Energy exceeds the 50th percentile, 50% of the options may be exercised and if it reaches the 75th percentile, 100% of the options may be exercised.

(2) The indicated percentage exercisable is calculated by comparing the performance of Origin Energy's TSR to the relevant reference group and applying the performance conditions described in 3.3.2.3 as at 30 June 2007. The test must be undertaken as from the first exercise date and, as a result, the number that will be exercisable at that time may be different from that indicated.

Details of options issued to the specified senior executives over the year are detailed in the table on page 18.

3.3.2.2 Performance Share Rights Plan

The Performance Share Rights Plan was introduced on 1 July 2007. Performance hurdles are described in section 3.3.2.3 Long-term incentive performance conditions.

Subject to the satisfaction of the performance hurdles, the performance share rights may be exercised at any time after the third anniversary of the grant of the rights and before they expire. No consideration will be payable by the executive for the rights or on issuance of shares after the performance share rights vest. The performance share rights may also be exercised prior to the third anniversary of their granting in circumstances relating to takeover (detailed below in 3.3.2.3). They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the performance share rights should become exercisable.

The performance share rights will lapse if the executive resigns (after six months), in the event of termination for cause (immediately), and if not exercised within five years. Unvested performance share rights lapse immediately upon resignation.

As the fair value of a performance share rights is greater than an option, there is a smaller number of performance share rights (and therefore smaller number of equity instruments overall) than the previous scheme of 100% share options. Hence the use of performance share rights as part of the long-term incentive awards will be less dilutive for shareholders.

3.3.2.3 Long-term incentive performance conditions

The following conditions apply to options issued to senior executives in respect of the 2005/06 year and options and performance share rights to be issued to the Managing Director in September 2007 (as approved by shareholders in October 2006):

- Options and performance share rights will not vest unless Origin Energy's TSR is above the 50th percentile ("the minimum condition") of the TSRs of companies comprising the ASX100 as at the date of issue ("the Reference Group"), on and between the third and fifth anniversaries of the grant.
- On achieving the minimum condition, 50% of options and performance share rights vest.
- The percentage of options and performance share rights that vest increases proportionately from the 50th percentile from 50% to 100% at the 75th percentile.
- Options and performance share rights will expire after five years from the date of issuance.
- The Options and performance share rights may vest prior to the third anniversary of their granting, if a person acquires or gives notice of a proposal to make an acquisition of more than 20% of the shares in Origin Energy provided that the performance hurdles are achieved.

The following conditions will apply to all options and performance share rights to be issued to senior executives in respect of the 2006/07 year and following years, other than those issued to the Managing Director in September 2007 in accordance with the shareholder approval:

- Options and performance share rights will not vest unless Origin Energy's TSR is above the 50th percentile ("the minimum condition") of the TSRs of companies comprising the ASX100 as at the date of issue ("the Reference Group") as measured at the third, fourth and fifth anniversary of the grant of the options ("the testing dates").
- The measurement of TSR shall be based on the volume-weighted average price of Origin Energy shares and the companies in the Reference Group over the three months prior to the date of issuance and the testing dates. On achieving the minimum condition, 50% of options and performance share rights vest.
- The percentage of options and performance share rights that vest increases proportionately from the 50th percentile at 50% to 100% at the 75th percentile.
- Options and PSRs will expire after five years and three months from the date of issuance.
- Options and performance share rights may vest prior to the third anniversary in the event of a takeover which results in a person acquiring more than 20% of the issued shares in Origin Energy provided that the performance hurdles are achieved.

A full list of the Reference Groups is available on the Company's website www.originenergy.com.au.

# 4. Contractual arrangements of executive directors and senior executives

## 4.1 Managing Director

Managing Director, Mr Grant King is the only executive director. He was appointed Managing Director and Chief Executive Officer in February 2000.

Mr King has an employment contract that will expire on 30 June 2009, unless terminated earlier or renewed. Mr King's remuneration comprises fixed remuneration; an annual short-term incentive of up to 100% of fixed remuneration and an annual long-term incentive, which has been delivered at Board discretion in the form of options under the Senior Executive Option Plan. The Board decides the level of options to be offered to Mr King based on his performance over the preceding year and within the limits approved by shareholders. Mr King's fixed remuneration, for the financial year to 30 June 2008, has been set by the Board at $1,900,000 and up to a maximum of 100% of fixed remuneration as a short-term incentive. For the financial years ending 30 June 2007 and following, long-term incentives will be delivered to Mr King in the form of options and performance share rights.

If Origin Energy terminates Managing Director Mr King's appointment without cause, in addition to his statutory entitlements, he may be given 12-months' notice or payment in lieu, including payment of short-term incentive potential. If Mr King is terminated for poor performance he is entitled to a maximum payment of 12-months of fixed remuneration, including six-months notice or payment in lieu, with no payment of short-term incentives. Upon resignation, Mr King must give 12-months notice or the Company may, at its option, pay him 12-months fixed remuneration in lieu. In the event of extended illness, Mr King may resign or the Company may terminate on six-months notice. The Company may at its option pay six-months fixed remuneration in lieu with payment of unpaid short-term incentives. If Mr King is terminated with cause he would be terminated immediately with payment of accrued entitlements only.

### 4.2 Senior executives

Senior executives receive fixed remuneration and short-term incentives varying from maximums of 55% to 85% fixed remuneration and annual long-term incentives varying from maximums of 40% to 70% of fixed remuneration.

Senior executives have no fixed term of employment. In the event of termination without cause, senior executives are entitled to a notice period of up to three months or payment in lieu plus a severance payment equivalent to three weeks of fixed remuneration per year of service, to a maximum of 74 weeks entitlement. A minimum of six-months (or in some cases, 12 months) combined notice and severance applies. Senior executives that resign must give one-month's notice or the Company may at its option pay them one-month's fixed remuneration in lieu. In certain circumstances, primarily redundancy, senior executives may also be entitled to receive pro-rata portions of at risk remuneration for the year during which termination occurs. Executives terminated with cause would be terminated immediately with payment of accrued entitlements only.

Due to the highly competitive labour market, the company has established a retention bonus plan which may be applied to a limited number of key individuals upon approval by the Board.

Details of the nature and amount of each element of the emoluments of the managing director and the specified senior executives of the Company receiving the highest emoluments during the year are set out on page 15.

## 5. Employee Share Plan

All employees with more than one year of service are eligible to participate in the Employee Share Plan. The plan provides for the award of up to $1,000 of shares in Origin Energy if the Company meets specified financial and safety targets set by the Board. Shares awarded under the plan are bought on-market.

The targets required the Company to achieve a safety incident frequency rate of 4.4. This target was not achieved during the year. Consistent with Origin Energy's remuneration strategy of linking performance with reward, the award of shares for this year was reduced to 60%. To further the focus on safety, the targets for the financial year ending 30 June 2008, will be once again based on improvement in the safety performance.

## 6. Non-executive director remuneration

### 6.1 Policy

Non-executive directors are remunerated by way of fees paid, including fees paid in recognition of membership on Board committees, superannuation and participation in the shareholder-approved Non-Executive Directors' Share Plan. The level of fees paid is based on the scope of director responsibilities and the size and complexity of the Origin Energy group.

The Remuneration Committee considers the level of remuneration required to attract and retain directors with the necessary skills and experience for the Origin Energy Board. This takes into account data on the level of fees paid to directors of companies of comparable size and complexity. Fees were compared to external data in the prior year to determine whether non-executive directors were being remunerated at market rates. The review undertook a comparison of 21 listed companies that were comparable to Origin Energy in market capitalisation. The results were compared to broader market data to ensure consistency. This review determined that fees paid to Origin Energy non-executive directors were below

market levels and increases were made and approved for the year ending 30 June 2007. A subsequent review has been undertaken to ensure that Origin Energy non-executive directors are paid in line with market norms for the year ahead, resulting in an increase for the year ending 30 June 2008.

The table below shows the structure of non-executive director fees and the new fees for the year ending 30 June 2008.

## 6.2 Non-executive director fee structure

| Year ending 30 June | 2007 | 2008 |
|---|---|---|
| **Board fees** | | |
| Chairman | $390,000(1) | $430,000(1) |
| Member | $125,000 | $138,000 |
| **Committee fees** | | |
| **Audit** | | |
| Chairman | $45,000 | $50,000 |
| Member | $22,000 | $24,000 |
| **Remuneration** | | |
| Chairman | $30,000 | $33,000 |
| Member | $12,000 | $13,000 |
| **Health, Safety & Environment** | | |
| Chairman | $16,000 | $33,000 |
| Member | $8,000 | $13,000 |
| **Nomination** | | |
| Chairman and members | $0 | $0 |

(1) Fee paid to the Chairman for the year include all committee fees.

Total cash fees paid to non-executive directors amounted to $1,365,218 during 2006/07. This is below the aggregate limit of annual non-executive directors' fees approved by shareholders in accordance with the requirements of Origin Energy's Constitution. It included $173,411 of accrued retirement benefits that were paid out in accordance with the commitment made when the benefit was terminated. Fees paid to non-executive directors during the year are listed in the table on page 15. The fees paid were in line with the structure presented in the Remuneration Report in 2006. The annual aggregate limit for fees paid to non-executive directors, set by shareholders in October 2006, is $1,600,000. Fees to be paid during 2007/2008 are expected to be $1,349,000.

The Non-Executive Directors' Retirement Scheme was terminated effective as of 1 January 2003, and benefit multiples accrued to that time were frozen. The retirement benefit was a multiple of the average annual fees over the last three years of office. Following representations from shareholders, it was agreed that the absolute value of the benefit be frozen at 30 June 2005 and has now been fully paid out.

| | Multiple (Fixed at 1 January 2003) | Accrued benefit at 30 June 2005 | Paid out during 2005/06 | Paid out during 2006/07 |
|---|---|---|---|---|
| H Kevin McCann | 0.97 | $204,294 | $120,533 | $83,761 |
| Trevor Bourne | 0.97 | $66,455 | $39,208 | $27,247 |
| Colin B Carter | 0.97 | $64,644 | $38,140 | $26,504 |
| J Roland Williams | 1.07 | $87,558 | $51,659 | $35,899 |

These retirement benefits have been paid out over two periods within the aggregate fee limits approved by shareholders. The payments were made by contributions to superannuation and no further amounts are payable or will accrue.

As from 1 July 2006, non-executive directors are required to acquire over time, and hold, a minimum of 20,000 shares in the Company. Until they hold that number they are required to sacrifice 25% of their gross fees for the on-market acquisition of Origin Energy shares, under the Non-Executive Directors' Share Plan. Shares held by directors under the plan cannot be sold until the director retires or leaves the Board. After a director has acquired 20,000 shares, they may sacrifice their fees as an employer contribution to superannuation or take them as cash.

# 7. Director and key management personnel remuneration and other disclosures

## 7.1 Key management personnel

The directors of Origin Energy Limited during the financial year ended 30 June 2007 were:

| | Name | Position | Date Appointed |
|---|---|---|---|
| **Non-executive directors** | H Kevin McCann | Independent Chairman | February 2000 |
| | Bruce G Beeren | Director | January 2005* |
| | Trevor Bourne | Independent Director | February 2000 |
| | Colin B Carter | Independent Director | February 2000<br>Resigned April 2007 |
| | Helen M Nugent | Independent Director | March 2003 |
| | J Roland Williams | Independent Director | February 2000 |
| | Gordon M Cairns | Independent Director | June 2007 |
| **Executive director** | Grant A King | Managing Director | February 2000 |

*Bruce Beeren was an executive director from March 2000 to January 2005.

Those with authority and responsibility for planning, directing and controlling activities of Origin Energy Limited and its controlled entities during the financial year ended 30 June 2007 were:

| Name | Position | Date Appointed |
|---|---|---|
| Karen A Moses | Chief Operating Officer, Australia | February 2000 |
| Andrew M Stock | Executive General Manager, Major Development Projects | February 2000 |
| Frank G Calabria | Chief Financial Officer | November 2001 |
| Robbert J Willink | Executive General Manager, Exploration | February 2000 |
| David Baldwin | Chief Executive Officer, Contact Energy | May 2006 |

The remuneration and other related party disclosures included in this Remuneration Report were prepared in accordance with AASB 124: *Related Party Disclosures*. For the purposes of these disclosures, all the individuals above are determined to be

'key management personnel', as defined by the Accounting Standard. Non-executive directors are required to be included as 'key management personnel'. However, the non-executive directors do not consider themselves to be part of the executive management.

## 7.2 Remuneration

The persons identified above as 'key management personnel' include the five highest remunerated company executives and relevant group executives.

The term 'remuneration' used in this Remuneration Report has the same meaning as the alternative term 'compensation', as defined in AASB 124: *Related Party Disclosures.*

### *7.2.1 Compensation table*

# Remuneration of key management personnel, directors and other named executives - For the year ended 30 June 2007

| | Short-term benefits | | | | | Post-employment benefits | | | | Other long-term benefits | Termination benefits | Share-based payments | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Fixed remuneration | Variable remuneration (1) | Non-monetary benefits | Insurance premiums | Total | Super-annuation | Non-Executive Directors' Share Plan benefits(2) | Accrued retirement benefits(3) | Total | Accrued long-service leave | Termination pay | Number of options issued during 2006/07 | Value of options issued during 2006/07 (4) | Value of options issued in past years amortising during 2006/07(4) | % of remuneration that is options | Total |
| *Director* | | | | | | | | | | | | | | | | |
| *Non-executive* | | | | | | | | | | | | | | | | |
| H Kevin McCann | 281,534 | - | - | 151 | 281,685 | 23,662 | 84,804 | 83,761 | 192,227 | - | - | - | - | - | - | 473,912 |
| Bruce G Beeren | 49,405 | - | 428 | 151 | 49,984 | 105,000 | - | - | 105,000 | - | - | - | - | 205,307(5) | - | 360,291 |
| Trevor Bourne | 121,584 | - | 666 | 151 | 122,401 | 11,003 | 29,747 | 27,247 | 67,997 | - | - | - | - | - | - | 190,398 |
| Colin B Carter(8) | 48,891 | - | - | 151 | 49,042 | 73,955 | 4,654 | 26,504 | 105,113 | - | - | - | - | - | - | 154,155 |
| Helen M Nugent | 36,523 | - | - | 151 | 36,674 | 100,000 | 30,477 | - | 130,477 | - | - | - | - | - | - | 167,151 |
| J Roland Williams | 133,500 | - | - | 151 | 133,651 | 12,015 | 32,485 | 35,899 | 80,399 | - | - | - | - | - | - | 214,050 |
| Gordon M Cairns(9) | 7,813 | - | - | 151 | 7,964 | 703 | 1,901 | - | 2,604 | - | - | - | - | - | - | 10,568 |
| *Executive* | | | | | | | | | | | | | | | | |
| Grant A King | 1,600,000 | 1,526,000 | 21,589 | 2,031 | 3,149,620 | 100,000 | - | - | 100,000 | 73,095 | - | 500,000(6) | 191,145 | 654,694 | 20.3 | 4,168,554 |
| Total all directors | 2,279,250 | 1,526,000 | 22,683 | 3,088 | 3,831,021 | 426,338 | 184,068 | 173,411 | 783,817 | 73,095 | - | 500,000 | 191,145 | 860,001 | | 5,739,079 |
| *Executives* | | | | | | | | | | | | | | | | |
| Karen A Moses | 894,167 | 725,000 | 11,260 | 2,031 | 1,632,458 | 40,000 | - | - | 40,000 | 30,077 | - | 211,000 | 80,663 | 313,951 | 18.9 | 2,097,149 |
| Andrew M Stock | 561,000 | 380,000 | 2,200 | 2,031 | 945,231 | 59,000 | - | - | 59,000 | 40,970 | - | 158,000 | 60,402 | 206,028 | 20.3 | 1,311,631 |
| Frank G Calabria | 575,000 | 380,000 | 4,400 | 2,031 | 961,431 | 25,000 | - | - | 25,000 | 13,255 | - | 110,000 | 42,052 | 155,458 | 16.5 | 1,197,196 |
| Robbert J Willink | 453,690 | 270,000 | 1,200 | 2,031 | 726,921 | 76,125 | - | - | 76,125 | 25,697 | - | - | - | 173,041 | 17.2 | 1,001,784 |
| David Baldwin(7) | 590,426 | 327,005 | - | - | 917,431 | - | - | - | - | - | - | - | - | - | - | 917,431 |
| Total all executives | 3,074,283 | 2,082,005 | 19,060 | 8,124 | 5,178,472 | 200,125 | - | - | 200,125 | 109,999 | - | 479,000 | 183,117 | 848,478 | | 6,525,191 |

(1) Variable remuneration for the financial year includes the amount that vested in the financial year - based on achieving personal goals and satisfying specified performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2006/07. The short-term incentive bonus is for performance during 2006/07, using the criteria set out on page 6. The amount was determined on 8 August 2007, after performance reviews and approved by the Remuneration Committee.
(2) For explanation of NED Share Plan refer to section 6.2 of this Remuneration Report on page 12.
(3) Payout of Accrued Retirement benefits. Refer section 6.2 of this Remuneration Report on page 12.
(4) The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.
(5) Options were issued to Bruce G Beeren while he was an executive director, prior to January 2005, and were approved by shareholders. The value of options amortised during the year are not part of the aggregate fees paid to Non-executive directors during the year.
(6) Options granted to Grant King were approved by shareholders pursuant to Listing Rule 10.14 at a general meeting of shareholders on 20 October 2004.
(7) David Baldwin is paid in New Zealand dollars. Remuneration is converted to Australian dollars using a notional exchange rate of $1.1009 at 30 June 2007.
(8) Colin Carter resigned from his position on 30 April 2007.
(9) Gordon Cairns was appointed to his position on 1 June 2007.

## Remuneration of key management personnel, directors and other named executives - For the year ended 30 June 2006

| | Short-term benefits | | | | | Post-employment benefits | | | | Other long-term benefits | Termination benefits | Share-based payments | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Fixed remuneration | Variable remuneration (1) | Non-monetary benefits | Insurance premiums | Total | Super-annuation | Non-Executive Directors' Share Plan benefits(2) | Accrued retirement benefits(3) | Total | Accrued long-service leave | Termination pay | Number of options issued during 2005/06 | Value of options issued during 2005/06(4) | Value of options issued in past years amortising during 2005/06(4) | % of remuneration that is options | Total |
| *Director* | | | | | | | | | | | | | | | | |
| *Non-executive* | | | | | | | | | | | | | | | | |
| H Kevin McCann | 270,000 | - | - | 152 | 270,152 | 83,512 | 6,488 | 120,533 | 210,533 | - | - | - | - | - | - | 480,685 |
| Bruce G Beeren | 161,674(5) | - | 4,326 | 152 | 166,152 | 23,111 | 11,555 | - | 34,666 | - | - | - | - | 272,135(6) | - | 472,953 |
| Trevor Bourne | 104,000 | - | - | 152 | 104,152 | 9,360 | 25,306 | 39,208 | 73,874 | - | - | - | - | - | - | 178,026 |
| Colin B Carter | 101,500 | - | - | 152 | 101,652 | 9,135 | 24,698 | 38,140 | 71,973 | - | - | - | - | - | - | 173,625 |
| Helen M Nugent | 111,500 | - | - | 152 | 111,652 | 10,035 | 27,131 | - | 37,166 | - | - | - | - | - | - | 148,818 |
| J Roland Williams | 119,000 | - | - | 152 | 119,152 | 10,710 | 28,956 | 51,659 | 91,325 | - | - | - | - | - | - | 210,477 |
| *Executive* | | | | | | | | | | | | | | | | |
| Grant A King | 1,474,009 | 780,000 | 39,598 | 2,034 | 2,295,641 | 25,000 | - | - | 25,000 | 84,828 | - | 500,000 | 228,983 | 494,790 | 23.1 | 3,129,242 |
| Total all directors | 2,341,683 | 780,000 | 43,924 | 2,946 | 3,168,553 | 170,863 | 124,134 | 249,540 | 544,537 | 84,828 | - | 500,000 | 228,983 | 766,925 | | 4,793,826 |
| *Executives* | | | | | | | | | | | | | | | | |
| Karen A Moses | 777,667 | 355,000 | 15,958 | 2,034 | 1,150,659 | 35,000 | - | - | 35,000 | 67,981 | - | 162,000 | 74,190 | 319,855 | 23.9 | 1,647,685 |
| Andrew M Stock | 497,623 | 265,000 | 3,911 | 2,034 | 768,568 | 59,000 | - | - | 59,000 | 48,748 | - | 123,000 | 56,330 | 197,716 | 22.5 | 1,130,362 |
| Frank G Calabria | 460,000 | 185,000 | 4,400 | 2,034 | 651,434 | 15,000 | - | - | 15,000 | 7,090 | - | 86,000 | 39,385 | 150,736 | 22.0 | 863,645 |
| Robbert J Willink | 411,068 | 170,000 | 1,200 | 2,034 | 584,302 | 71,050 | - | - | 71,050 | 25,655 | - | 98,000 | 44,881 | 173,715 | 24.3 | 899,603 |
| David Baldwin(7) | 96,597 | 168,100 | - | - | 264,697 | - | - | - | - | - | - | - | - | - | - | 264,697 |
| *Former executives* | | | | | | | | | | | | | | | | |
| John A Hayward(8) | 156,552 | 391,095 | 12,912 | 1,093 | 561,652 | 27,995 | - | - | 27,995 | - | 591,307(9) | 70,000 | 32,058 | 123,231 | 11.6 | 1,336,243 |
| John M Piper(10) | 245,720 | 278,696 | 50,492 | 623 | 575,531 | 30,026 | - | - | 30,026 | - | 1,242,789(11) | - | - | 197,716 | 9.7 | 2,046,062 |
| David Hunt(12) | 421,690 | - | 16,081 | 623 | 438,394 | 3,036 | | | 3,036 | - | - | - | - | - | - | 441,430 |
| Steven Barrett(13) | 212,552 | 227,243 | 166,898 | - | 606,693 | - | - | - | - | - | - | - | - | - | - | 606,693 |
| Total all executives | 3,279,469 | 2,040,134 | 271,852 | 10,475 | 5,601,930 | 241,107 | | | 241,107 | 149,474 | 1,834,096 | 539,000 | 246,844 | 1,162,969 | | 9,236,420 |

(1) Variable remuneration for the financial year includes the amount that vested in the financial year - based on achieving personal goals and satisfying specified performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2005/06. The short-term incentive bonus is for performance during 2005/06, using the criteria set out on page 6. The amount was determined on 9 August 2006, after performance reviews and approved by the Remuneration Committee.
(2) For explanation of NED Share Plan refer to section 6.2 of this Remuneration Report on page 12.
(3) Payout of Accrued Retirement benefits. Refer section 6.2 of this Remuneration Report on page 12.
(4) The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.
(5) Bruce G Beeren was paid an additional $62,000 for services he provided in relation to the proposed merger of Contact Energy and Origin Energy.
(6) Options were issued to Bruce G Beeren while he was an executive director, prior to January 2005, and were approved by shareholders. The value of options amortised during the year are not part of the aggregate fees paid to Non-executive directors during the year.
(7) David Baldwin, Chief Executive Officer, Contact Energy, took up that appointment on 1 May 2006.
(8) John A Hayward ceased employment on 30 December 2005.
(9) Includes $149,460 in statutory leave entitlements.
(10) John M Piper ceased employment as a member of the executive management team on 30 September 2005.
(11) Includes $525,289 in statutory leave entitlements.
(12) David Hunt resigned from his position on 28 April 2006 (for the period 1 July to 30 September 2005 he was employed in Australia, from 1 October 2005 to 28 April 2006 in New Zealand)
(13) Steven Barrett resigned from his position on 30 September 2005.

## 7.3 Equity instruments

### *7.3.1 Value of options granted, exercised and lapsed*

Summary of the value of options granted, exercised and lapsed in the current financial year as long-term incentives to directors and senior executives:

| | VALUE OF OPTIONS | | | |
|---|---|---|---|---|
| Name & Position | Granted during the year[(1)] $ | Exercised during the year[(2)] $ | Lapsed during the year[(3)] $ | Total options value during the year $ |
| Directors | | | | |
| Grant A King | 191,145 | 2,859,881 | - | 3,051,026 |
| Bruce G Beeren | - | 848,294 | - | 848,294 |
| Executives | | | | |
| Karen A Moses | 80,663 | 972,762 | - | 1,053,425 |
| Andrew M Stock | 60,402 | - | - | 60,402 |
| Frank G Calabria | 42,052 | 738,244 | - | 780,296 |
| Robbert J Willink | - | 1,420,026 | - | 1,420,026 |
| David Baldwin | - | - | - | - |

(1) The value of options granted in the year is the fair value of the options calculated at grant date using a binominal option-pricing model which has been independently calculated by Mercers. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

(2) The value of options exercised during the year is calculated as the market price of Origin Energy shares on the Australian Stock Exchange as at close of trading on the date the options were exercised, after deducting the price paid to exercise the option.

(3) The value of the options that lapsed during the year represents the benefit forgone and is calculated at the date the option lapsed, using a binominal option-pricing model with no adjustments for whether the performance criteria have, or have not, been achieved.

### *7.3.2 Options and rights over equity instruments granted as compensation*

Options over ordinary shares of Origin Energy Limited granted or vested to all key management personnel:

| | Number of options granted during 2006/07 | Grant date | Number of options vested during 2006/07 | Fair value per option at grant date | Exercise price per option | Expiry date |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| H Kevin McCann | - | - | - | - | - | - |
| Bruce G Beeren | - | - | 275,000 | - | - | - |
| Trevor Bourne | - | - | - | - | - | - |
| Colin B Carter | - | - | - | - | - | - |
| Helen M Nugent | - | - | - | - | - | - |
| J Roland Williams | - | - | - | - | - | - |
| Gordon M Cairns | - | - | - | - | - | - |
| Grant A King | 500,000 | 11/9/2006 | 500,000 | $1.43 | $6.50 | 11/9/2011 |
| **Executives** | | | | | | |
| Karen A Moses | 211,000 | 11/9/2006 | 260,000 | $1.43 | $6.50 | 11/9/2011 |
| Andrew M Stock | 158,000 | 11/9/2006 | 160,000 | $1.43 | $6.50 | 11/9/2011 |
| Frank G Calabria | 110,000 | 11/9/2006 | 110,000 | $1.43 | $6.50 | 11/9/2011 |
| Robbert J Willink | - | - | 160,000 | - | - | - |
| David Baldwin | - | - | - | - | - | - |

| | Number of options granted during 2005/06 | Grant date | Number of options vested during 2005/06 | Fair value per option at grant date | Exercise price per option | Expiry date |
|---|---|---|---|---|---|---|
| **Directors** | | | | | | |
| H Kevin McCann | - | - | - | - | - | - |
| Bruce G Beeren | - | - | - | - | - | - |
| Trevor Bourne | - | - | - | - | - | - |
| Colin B Carter | - | - | - | - | - | - |
| Helen M Nugent | - | - | - | - | - | - |
| J Roland Williams | - | - | - | - | - | - |
| Grant A King | 500,000 | 7/9/2005 | - | $1.69 | $7.21 | 7/9/2010 |
| **Executives** | | | | | | |
| Karen A Moses | 162,000 | 7/9/2005 | 200,000 | $1.69 | $7.21 | 7/9/2010 |
| Andrew M Stock | 123,000 | 7/9/2005 | 130,000 | $1.69 | $7.21 | 7/9/2010 |
| Frank G Calabria | 86,000 | 7/9/2005 | 100,000 | $1.69 | $7.21 | 7/9/2010 |
| Robbert J Willink | 98,000 | 7/9/2005 | 100,000 | $1.69 | $7.21 | 7/9/2010 |
| David Baldwin | - | - | - | - | - | - |

No options have been granted since the end of the financial year. Options were provided at no cost to the recipients.

All options expire on the earlier of their expiry date or termination of the individual's employment. The options are exercisable after three years from grant date. In addition to a continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain

performance hurdles. Details of the performance criteria are included in the long-term incentives information on page 8. For options granted in the current year, the earliest exercise date is 11 September 2009.

*7.3.3 Exercise of options granted as compensation*

The following shares were issued on the exercise of options previously granted as compensation:

| | 2006/07 | | 2005/06 | |
|---|---|---|---|---|
| | **Number of shares** | **Amount paid per share** | **Number of shares** | **Amount paid per share** |
| **Directors** | | | | |
| H Kevin McCann | - | - | - | - |
| Bruce G Beeren | 250,000 | $3.04 | - | - |
| Trevor Bourne | - | - | - | - |
| Colin B Carter | - | - | - | - |
| Helen M Nugent | - | - | - | - |
| J Roland Williams | - | - | - | - |
| Gordon M Cairns | - | - | - | - |
| Grant A King | 750,000 | $3.04 | - | - |
| **Executives** | | | | |
| Karen A Moses | 240,000 | $3.04 | - | - |
| Andrew M Stock | - | - | 130,000 | $3.40 |
| Frank G Calabria | 60,000 | $3.04 | - | - |
| Frank G Calabria | 80,000 | $3.40 | - | - |
| Robbert J Willink | 100,000 | $3.40 | - | - |
| Robbert J Willink | 160,000 | $4.15 | - | - |
| David Baldwin | - | - | - | - |

There were no amounts unpaid on the shares issued as a result of the exercise of options during 2005/06 and 2006/07.

### 7.3.4 *Option holdings*

Movement, during the reporting period, in the number of options over ordinary shares in Origin Energy held directly, indirectly or beneficially by key management personnel, including their related parties:

| | Held at 1 July 2006 | Granted as compensation | Exercised | Lapsed during the year | Held at 30 June 2007 | Vested during the year | Vested and exercisable at 30 June 2007 |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| H Kevin McCann | - | - | - | - | - | - | - |
| Bruce G Beeren | 800,000 | - | 250,000 | - | 550,000 | 275,000 | 275,000 |
| Trevor Bourne | - | - | - | - | - | - | - |
| Colin B Carter | - | - | - | - | - | - | - |
| Helen M Nugent | - | - | - | - | - | - | - |
| J Roland Williams | - | - | - | - | - | - | - |
| Gordon M Cairns | - | - | - | - | - | - | - |
| Grant A King | 2,250,000 | 500,000 | 750,000 | - | 2,000,000 | 500,000 | 500,000 |
| **Executives** | | | | | | | |
| Karen A Moses | 1,082,000 | 211,000 | 240,000 | - | 1,053,000 | 260,000 | 460,000 |
| Andrew M Stock | 418,000 | 158,000 | - | - | 576,000 | 160,000 | 160,000 |
| Frank G Calabria | 466,000 | 110,000 | 140,000 | - | 436,000 | 110,000 | 130,000 |
| Robbert J Willink | 468,000 | - | 260,000 | - | 208,000 | 160,000 | - |
| David Baldwin | - | - | - | - | - | - | - |

| | Held at 1 July 2005 | Granted as compensation | Exercised | Lapsed during the year | Held at 30 June 2006 | Vested during the year | Vested and exercisable at 30 June 2006 |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| H Kevin McCann | - | - | - | - | - | - | - |
| Bruce G Beeren | 800,000 | - | - | - | 800,000 | - | 250,000 |
| Trevor Bourne | - | - | - | - | - | - | - |
| Colin B Carter | - | - | - | - | - | - | - |
| Helen M Nugent | - | - | - | - | - | - | - |
| J Roland Williams | - | - | - | - | - | - | - |
| Grant A King | 1,750,000 | 500,000 | - | - | 2,250,000 | - | 750,000 |
| **Executives** | | | | | | | |
| Karen A Moses | 920,000 | 162,000 | - | - | 1,082,000 | 200,000 | 440,000 |
| Andrew M Stock | 425,000 | 123,000 | 130,000 | - | 418,000 | - | - |
| Frank G Calabria | 380,000 | 86,000 | - | - | 466,000 | 100,000 | 160,000 |
| Robbert J Willink | 370,000 | 98,000 | - | - | 468,000 | 100,000 | 100,000 |
| David Baldwin | - | - | - | - | - | - | - |

### 7.3.5 *Equity holdings and transactions*

Movement, during the reporting period, in the number of ordinary shares of Origin Energy Limited held directly, indirectly or beneficially by key management personnel, including their related parties:

| | Held at 1 July 2006 | Purchases | Received on exercise of options | Sales | Held at 30 June 2007 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| H Kevin McCann | 253,286 | 8,439 | - | - | 261,725 |
| Bruce G Beeren | 554,420 | 600 | 250,000 | - | 805,020 |
| Trevor Bourne | 38,350 | 4,616 | - | - | 42,966 |
| Colin B Carter | 30,958 | 2,773 | - | - | 33,731 |
| Helen M Nugent | 14,046 | 4,352 | - | - | 18,398 |
| J Roland Williams | 33,658 | 4,579 | - | - | 38,237 |
| Gordon M Cairns | - | 2,500 | - | - | 2,500 |
| Grant A King | 244,769 | 6,277 | 750,000 | 700,000 | 301,046 |
| **Executives** | | | | | |
| Karen A Moses | 33,266 | 200 | 240,000 | 240,000 | 33,466 |
| Andrew M Stock | 587,095 | 400 | - | 190,000 | 397,495 |
| Frank G Calabria | 614 | 218 | 140,000 | - | 140,832 |
| Robbert J Willink | 351,781 | 200 | 260,000 | - | 611,981 |
| David Baldwin | - | - | - | - | - |

| | Held at 1 July 2005 | Purchases | Received on exercise of options | Sales | Held at 30 June 2006 |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| H Kevin McCann | 253,286 | - | - | - | 253,286 |
| Bruce G Beeren | 549,647 | 4,773 | - | - | 554,420 |
| Trevor Bourne | 33,786 | 4,564 | - | - | 38,350 |
| Colin B Carter | 26,625 | 4,333 | - | - | 30,958 |
| Helen M Nugent | 9,750 | 4,296 | - | - | 14,046 |
| J Roland Williams | 29,076 | 4,582 | - | - | 33,658 |
| Grant A King | 239,613 | 5,156 | - | - | 244,769 |
| **Executives** | | | | | |
| Karen A Moses | 33,128 | 138 | - | - | 33,266 |
| Andrew M Stock | 462,584 | 217 | 130,000 | - | 592,801 |
| Frank G Calabria | 40,462 | 152 | - | 40,000 | 614 |
| Robbert J Willink | 351,643 | 138 | - | - | 351,781 |
| David Baldwin | - | - | - | - | - |

### *7.3.6 Vesting profile*

Details of vesting profile of the options granted as remuneration during the reporting period to key management personnel:

| | Options granted | | | | | Value yet to vest $ | |
|---|---|---|---|---|---|---|---|
| | Number | Date | Percentage vested in year | Forfeited in year | Financial years in which grant vests | Minimum [1] | Maximum [2] |
| **Directors** | | | | | | | |
| H Kevin McCann | - | - | - | - | - | - | - |
| Bruce G Beeren | - | - | - | - | - | - | - |
| Trevor Bourne | - | - | - | - | - | - | - |
| Colin B Carter | - | - | - | - | - | - | - |
| Helen M Nugent | - | - | - | - | - | - | - |
| J Roland Williams | - | - | - | - | - | - | - |
| Gordon M Cairns | - | - | - | - | - | - | - |
| Grant A King | 500,000 | 11/9/2006 | - | - | 1/7/2009 | Nil | 191,145 |
| **Executives** | | | | | | | |
| Karen A Moses | 211,000 | 11/9/2006 | - | - | 1/7/2009 | Nil | 80,663 |
| Andrew M Stock | 158,000 | 11/9/2006 | - | - | 1/7/2009 | Nil | 60,402 |
| Frank G Calabria | 110,000 | 11/9/2006 | - | - | 1/7/2009 | Nil | 42,052 |
| Robbert J Willink | - | - | - | - | - | - | - |
| David Baldwin | - | - | - | - | - | - | - |

(1) The minimum value of options yet to vest is nil as the performance criteria may not be met and consequently the option may not vest.

(2) The maximum value of options yet to vest is not determinable as it depends on the market price of shares of Origin Energy on the Australian Securities Exchange at the date the option is exercised. These share prices represent a maximum price included in the volatility assumptions within the valuation of the options.

# Final Results Announcement
# Full-year ended 30 June 2007

29 August 2007

# Outline

- Performance Highlights
- Financial Review
- Operating Review
- Outlook

- All references to $ are references to Australian dollars unless otherwise specifically marked
- All comparative data are in relation to the prior corresponding period, 1 July 2005 to 30 June 2006, unless otherwise stated
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy



origin energy

# Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation *of an offer to buy or sell shares in* Origin Energy Limited.



origin energy

origin energy

# Performance Highlights

082-34934

## This year has been a year of transformation for Origin with progress on a number of significant projects and initiatives…

- BassGas Project commissioned achieving targeted rates of production
- Negotiated early termination of Mt Stuart Power Purchase Agreement, providing Origin with greater flexibility
- Acquired and integrated Sun Retail business
- Sold Rockgas to Contact Energy
- Sold the Networks business
- Committed to a 120MW expansion of the gas-fired Quarantine Power Station
- Committed to a 630MW combine cycle gas-fired Darling Downs Power Station
- Committed to the development of CSG reserves to supply 44 PJ per annum to the Darling Downs Power Station
- Increased 2P reserves by 42%, including net increase in CSG reserves of 80%
- Contracted reserves with 3rd parties including Rio Tinto Aluminium
- Market leader in green energy with 250,000 customers signed at 30 June 2007
- Safety performance TRIFR(1) improved 32%

## … which have provided the basics for a solid performance this year and a steady platform for ongoing growth

(1) Total recordable incident frequency rate

## In a challenging year in wholesale gas and electricity markets...

| | | |
|---|---|---|
| • Revenue | $6,456 million | up 10% |
| • EBITDAF[1] | $1,201 million | up 12% |
| • Statutory Profit | $457 million | up 38% |
| • Underlying Profit | $370 million | up 10% |
| • EPS - Statutory | 54.7 cps | up 30% |
| - Underlying | 44.3 cps | up 4% |
| • Free cash flow[2] | $595 million | up 2% |
| • Free cash flow per share | 71.2 cps | down 3% |
| • Final dividend fully franked | 11 cps | up 22% |
| • Full year dividend fully franked | 21 cps | up 17% |

## ... Origin has delivered a strong result

(1) Earnings before interest, tax, depreciation/amortisation, and the impact of fair value to financial instruments
(2) Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax



origin

origin energy

# Financial Review

## Profit & Loss - Statutory

| ($ million) | Jun 07 | Jun 06 | % change |
|---|---|---|---|
| Revenue | 6,456 | 5,880 | 10 |
| EBITDAF | 1,201 | 1,077 | 12 |
| EBIT | 943 | 791 | 19 |
| Net financing costs[1] | (215) | (175) | 23 |
| Tax expense | (157) | (169) | (7) |
| Minority Interests | (135) | (122) | 10 |
| NPAT - Statutory | 457 | 332 | 38 |
| ROE | 7.8% | 12.3% | - |
| EPS - Statutory | 54.7 cps | 41.9 cps | 31 |
| Free cash flow per share | 71.2 cps | 73.6 cps | (3) |

- EBITDAF represents earnings before interest, tax, depreciation, amortisation and the impact of fair value changes to financial instruments
- The fall in ROE is due to the large increase in Equity, primarily because of the substantial increase in the fair value of financial instruments to hedge electricity price risk

(1) Excluding capitalised interest

## Profit & Loss - Underlying

| ($ million) | Jun 07 | Jun 06 | % change |
|---|---|---|---|
| NPAT - Statutory | 457 | 332 | 38 |
| Significant items | (87) | 6 | - |
| NPAT - Underlying | 370 | 338 | 10 |
| Adjusted shareholders equity | 3,595 | 2,627 | 31 |
| Underlying ROE | 10.3% | 12.9% | - |
| EPS - Underlying | 44.3 cps | 42.7 cps | 4 |
| Free cash flow per share | 71.2 cps | 73.6 cps | (3) |

- Underlying ROE excludes the impact of significant items and the impact in financial instruments

## Reconciliation of Statutory Profit and Underlying Profit

| 2007 Reconciliation | Before tax impact ($m) | Tax ($m) | Minority interests ($m) | After tax impact ($m) | NPAT ($m) |
|---|---|---|---|---|---|
| **Statutory Profit** | | | | | **456.9** |
| Significant items | | | | | |
| Change in FV of fin. instruments | 52.2 | (16.3) | (6.9) | 29.1 | |
| Commodity instruments | 32.1 | (9.6) | (0.1) | 22.4 | |
| Financing instruments | 20.1 | (6.7) | (6.8) | 6.7 | |
| Business sale - (SEAGas) | 113.8 | (37.8) | | 76.0 | |
| Termination of Mt Stuart PPA[1] | 19.6 | (5.9) | | 13.7 | |
| Impairment of producing assets | (73.8) | 22.2 | | (51.7) | |
| Reduction in NZ tax rate | | 56.9 | (27.7) | 29.2 | |
| Sun Retail one-off costs[1] | (13.7) | 4.1 | | (9.6) | |
| **Total significant items** | **98.1** | **23.2** | **(34.6)** | **86.7** | **(86.7)** |
| **Underlying Profit** | | | | | **370.2** |

A similar reconciliation for 2006 is provided in Appendix 1

(1) Included in EBITDAF



origin

# Movements in fair value of financial instruments

**Reconciliation of Balance Sheet and Profit and Loss items associated with financial instruments movements**

| | | ($m) |
|---|---|---|
| Change in net assets | | 3,193 |
| Recognition of "effective" instruments in Balance Sheet | | 3,140 |
| Recognised in Equity (Hedge Reserve post tax) | 2,197 | |
| Recognised in Deferred Tax Liability | 943 | |
| Recognition of "ineffective" instruments in Profit and Loss | | 52 |

- The large increase in the forward price of electricity at 30 June 2007 has had a significant impact on Origin's results:
  - Fair value of the financial instruments to manage the electricity risk increased net assets by $3.2 billion
  - Those derivatives deemed "effective" for hedge accounting have been recognised in equity ($3.14 billion - pre tax)
  - "Ineffective" hedges, while valid economic risk management instruments, do not meet the accounting standards and are recognised in the Profit and Loss ($52 million)



origin energy

# EBITDAF of $1,201m up 12% on strong Exploration & Production, Generation and Retail performance

| Divisions ($ million) | Jun 07 | Jun 06[1] | % change |
|---|---|---|---|
| Exploration & Production | 254 | 209 | 22 |
| Generation | 99 | 58 | 69 |
| Retail | 341 | 292 | 17 |
| Contact | 477 | 488 | (2) |
| Networks | 30 | 29 | 1 |
| Total | 1,201 | 1,077 | 12 |

- E&P: Higher production, sales and revenue from new developments
- Generation: Primarily due to Mt Stuart contribution
- Retail: Sun Retail acquisition
- Contact: Higher gas costs and return to normal weather causing lower pool price
- Networks: Sale to APA Group now completed
- Corporate costs of $82 million have been allocated to the Australian business segments



(1) Reconciliation from EBITDA 2006 to EBITDAF 2006 provided in Appendix 2

## Depreciation & Amortisation

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| Generation property, plant and equipment | 124 | 125 |
| Other buildings, plant and equipment | 130 | 110 |
| Amortisation in producing areas[1] | 70 | 59 |
| Other | 6 | 3 |
| Total | 330 | 297 |

- Increase in Depreciation & Amortisation reflects production commencing at BassGas, ramp-up of production at Spring Gully and acquisition of Sun Retail

(1) Amortisation of exploration and evaluation costs in producing areas



origin energy

## Interest

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| Net financing costs | 215 | 175 |
| Unwinding of discount on provisions | (15) | (12) |
| Net interest expense | 200 | 163 |
| Capitalised interest | 30 | 27 |
| Net interest expense + capitalised interest | 230 | 190 |
| Net interest cover (EBIT)[1] | 4.1 | 4.2 |
| Weighted average interest rate | 7.5% | 6.9% |

- Net interest expense has increased largely due to higher borrowings to fund the Sun Retail acquisition and growth capital expenditure programme
- Weighted average interest rate has increased on the back of rising Australian and New Zealand interest rates

(1) including capitalised interest and excluding unwinding of discount on provisions and fair value



origin

## Tax Reconciliation

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| Profit before tax | 748 | 623 |
| Prima facie tax | 233 | 197 |
| *less* recognition of change in net loss position | (13) | (13) |
| *less* tax exempt profit on disposal of Valley Power by Contact Energy | - | (10) |
| *less* reduction in tax rates New Zealand (33% to 30%) | (57) | - |
| *less* other differences | (6) | (6) |
| *equals* Tax expense | 157 | 169 |
| Effective tax rate | 20.9% | 27.1% |
| Tax paid | (165) | (119) |

- Excluding the one-off benefit from the reduction in New Zealand tax rates, the effective tax rate increases from 20.9% to 28.5%
- Tax paid increased largely due to an increase in instalments from an increase in both effective rate and taxable income

## Growth capex rose as spending on CSG developments and the Kupe project increased, and new Generation projects were initiated...

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| Stay-in-business | 179 | 209 |
| Growth | | |
| Exploration & Production | 401 | 452 |
| Retail | 39 | 24 |
| Generation | 82 | 11 |
| Networks | - | - |
| Contact | 58 | 20 |
| Total capital expenditure | 758 | 716 |
| Acquisitions (net of cash) | 1,269 | 181 |
| Capex including acquisitions | 2,027 | 897 |

... while acquisitions included Sun Retail, additional shares in Envestra and minor E&P assets



origin

# Cash flow return from the business segments is measured pre-tax and targets 14.2% over a full year

| | Av. Funds Employed ($m) | Operating Cash flow ($m) | OCFR Jun 07 (%) | OCFR Jun 06 (%) |
|---|---|---|---|---|
| Exploration & Production | 1,858 | 263 | 14.1 | 13.4 |
| Generation | 325 | 108 | 33.2 | 13.2 |
| Retail | 1,772 | 195 | 11.0 | 14.9 |
| Contact Energy | 3,362 | 390 | 11.6 | 12.4 |
| Networks | 215 | 27 | 12.8 | 26.2 |

- E&P: BassGas and CSG now contributing to cash flow as well as funds employed
- Retail: Seasonality of Sun Retail cash flows
- Generation: Impact of Mt Stuart earnings
- Contact: Impact of higher gas cost and lower pool price on cash flow



origin energy

## Operating cash flow after tax increased by 7% while funds employed increased by 15% as a result of the Sun Retail acquisition and continuing E&P capital expenditure

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| EBITDAF | 1,201 | 1,076 |
| Change in working capital | (35) | 16 |
| Stay-in-business capex[1] | (175) | (206) |
| Other | (7) | 1 |
| Tax paid | (165) | (119) |
| OCAT | 819 | 768 |
| Net interest paid | (223) | (185) |
| Free cash flow | 595 | 583 |
| Funds Employed | 6,534 | 5,704 |
| OCAT Ratio[2] | 11.5% | 12.5% |

OCAT Ratio remains above target of 9.4%



(1) Net of book value of assets sold

(2) OCAT Ratio = (OCAT - interest tax shield) / funds employed

origin

## Balance Sheet and Gearing

| ($ million) | Jun 07 | Jun 06 |
|---|---|---|
| Net debt | 2,958 | 2,411 |
| Added back fair value adjustment (m-t-m) | 431 | 226 |
| Adjusted net debt | 3,389 | 2,637 |
| Total equity | 6,969 | 3,646 |
| Equity adjustment to remove fair value reserves | 2,286 | 64 |
| Adjusted total equity | 4,683 | 3,582 |
| Net debt to (debt + equity) | 30% | 40% |
| Adjusted [net debt to (debt + equity)] | 42% | 42% |

- After removing the impact of financial instruments from debt and equity balances, gearing remains constant

## A final dividend of 11 cps has been declared, bringing the full year dividend to 21 cps fully franked

**Dividends - cents per share**



Franking
100% 100% 40% 100% 100% 100% 100%
25
20
15
10
5
0
4
3
5
7
8
9
11
FY01 FY02 FY03 FY04 FY05 FY06 FY07
Dec half Jun half


**Payment and DRP**

- Ex-dividend date 3 September 2007
- Date of record 10 September 2007
- Payable 3 October 2007
- DRP to apply at no discount

**Franking**

- The recent sale of Networks has utilised the remaining available tax losses. Origin will now cease pre-paying tax to fully frank dividends
- Dividend payout ratio of 47% of Underlying earnings per share, or 38% of Statutory earnings per share

Full year dividend up 3 cps or 17% on prior year



origin


origin energy
Operating Review

## Exploration & Production: major capital program now delivering record earnings...



Total Revenue, EBITDAF & Capex ($m)
600
500
400
300
200
100
0
Jun-07
Jun-06
Revenue
EBITDAF
Capex *


- EBITDAF of $254m, up 22%
- EBIT down 58% reflecting write-down in carrying value of Cooper Basin
- BassGas Project commenced production
- Ramp-up of CSG production
- Liquids production increased despite decline in Perth Basin oil production
- Otway Gas Project near completion
- Kupe Gas Project commenced construction
- Total reserves up 42% to 3,471 PJ
- CSG reserves increase by 80% or 1,095 PJ
- New gas developments approved to supply Rio Tinto contract and Darling Downs Power Station

## ... and adding additional reserves to support future growth



* Does not include acquisitions

origin

## BassGas commenced production during June 2006 with recognition of revenue and costs from the project from September 2006

**<u>BassGas Project (42.5%)</u>**

- First contribution from BassGas project of 9.4 PJe of gas and liquids
- A plant shut-down was undertaken in February 2007 to investigate and rectify difficulties encountered in achieving expected yields of LPG at high production levels



BassGas Production Profile - seven day running average
Daily production in TJe
120
100
80
60
40
20
0
Shut down for plant upgrade
Plant maintenance
Shut down for plant upgrade
1/07/06
15/08/06
29/09/06
13/11/06
28/12/06
11/02/07
28/03/07
12/05/07
26/06/07
LPG
Condensate
Sales Gas
Contract production level of 60 TJ/day sales gas
Plant design capacity of 67 TJ/day sales gas


## Production has reached design capacity following successful rectification and modification operations in early 2007

## Origin has been increasing CSG production to meet contracted requirements...


CSG Reserves
2P Reserves (PJ)
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007


CSG Production
Annual Production (PJ)
25
20
15
10
5
0
2000 2001 2002 2003 2004 2005 2006 2007

- CSG production from Spring Gully ramped up to meet requirements for the AGL and QAL contracts (commenced September 2006) and is preparing to meet requirements of Incitec Pivot from the Walloons
- Strathblane development at Spring Gully now complete on time and on budget, increasing field capacity to 85TJ/d
- Current production rates are in excess of 60TJ/d
- Production from Origin interests in Fairview increased in May 2007 as plateau portion of AGL contract commenced

... and has successfully completed Phases 3 & 4 of the Spring Gully development on time and on budget with commissioning of the Strathblane gas plant

origin

## The rate of decline of oil production from the Perth Basin was reduced while production of condensate and LPG increased as the BassGas project came online...



Origin Energy Production of Liquids
Annual Production (kilo-barrels)
2500
2000
1500
1000
500
0
FY 06
FY 07
Financial year ended 30 June
Crude Oil
Condensate
LPG
Crude oil + Condensate


- Perth Basin oil production decline was slowed after successful wells in each of the three producing fields lifted production rates
- Post-drill field remapping has resulted in a downward revision of 1.1 million barrels of 2P reserves. Origin's net interest in reserves in the Jingemia, Hovea and Eremia fields was 1.2 million barrels at 30 June 2007
- A full year of liquids rich production from BassGas and commencement of the Otway Gas project is expected to increase total liquids production in FY 2008

| Average Price Received (A$/bbl) (inclusive of hedging) | |
|---|---|
| Year ended 30 Jun '07 | $74.15 |
| Year ended 30 Jun '06 | $64.68 |
| Before tax earnings sensitivity: +/-$1 USD oil price - +/- AUD $0.9m | |

... however remapping of the Perth Basin fields has resulted in a reserves downgrade of 1.1 million barrels

origin energy

## The Otway Gas Project has commenced commissioning and is expected to commence sale of product in September



**Otway Gas Project (30.75%)**

- Successful introduction of gas into the plant in July
- Operator, Woodside Petroleum, granted a full 5 year unconditional Licence to Operate a Major Hazard Facility
- Operator advises that project costs will increase by no more than 20% on the original approved budget

Origin net annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG. Origin has contracted 48.5% of total sales gas production from the project

origin

082-3493

## In New Zealand construction of the Kupe Gas Project is progressing to schedule...



LEGEND
Origin permit
Gas pipeline
Proposed production facility
Northland Basin
Whangarei
Auckland
Hamilton
Gisborne
New Plymouth
Taranaki Basin
Kupe
Napier
Tasman
Sea
Nelson
Wellington
Pacific
Ocean
Christchurch
Canterbury Basin
Timaru
Dunedin
Invercargill
0
250
Kilometres


**Kupe Gas Project (50%)**

- Fabrication of the platform jacket in Thailand completed, now in New Zealand awaiting installation
- Fabrication of topsides remains on schedule to be completed in Thailand in September
- The Ensco 107 drilling rig is expected to arrive in September 2007
- With continuing high worldwide industry activity levels, the project has experienced some cost pressures which have increased the expected completion cost by around 10%
- The project remains on schedule for commercial gas in the first half of 2009

... and Origin is continuing to evaluate exploration results across its New Zealand portfolio

origin energy

## Origin's 2P reserves increased by 42% year-on-year with the reserves growth coming predominantly from CSG...

| Proved and Probable Reserves (PJe)[1] | |
|---|---|
| 2P reserves at 30 June 2006 | 2,436 |
| *add* reserves addition | 1,118 |
| *add* net adjustments | 4 |
| *less* production | (87) |
| 2P reserves at 30 June 2007 | 3,471 |

- New exploration permits awarded in the Offshore Canterbury Basin in New Zealand, Bass Basin in Tasmanian waters and the Galilee and Surat basins in Queensland
- Interpretation of exploration seismic recorded in the Taranaki, Northland and Canterbury basins is continuing
- Evaluation of recent discoveries Halladale, Balckwatch and Trefoil continues

## ... while Origin continues to undertake technical evaluation of discoveries in the offshore Otway (Halladale & Blackwatch) and Bass (Trefoil) basins

(1) PJe - petajoule equivalent - a measure of energy



origin

082-34934

## Origin is adding value to its CSG resources by acquiring new acreage, turning resources into reserves, developing production capacity and signing contracts to monetise reserves

- CSG assets are:
  - Bowen Basin (Fairview, Spring Gully)
  - Undulla Nose (Talinga, Orana, Condabri, Argyle, Kenya/East, Lauren)
- Origin's share of 2P reserves in these fields is 2,470 PJ
- Origin has written contracts with 3rd parties from this reserves base of over 1,000 PJ, in addition to the supply of around 880 PJ to the Darling Downs power project over 20 years
- This does not include exploration potential, with the next key area for expansion likely to be the Walloon areas away from the Undulla Nose



Queensland
Bowen Basin
Emerald
Rolleston
Denison Trough
Yellowbank
Strathblane
Spring Gully
Peat
Kincora
Surat Basin
Toowoomba
Brisbane
Tweed Heads
NSW
Rockhampton
Gladstone
Bundaberg
Coral Sea
0 80 Kilometres
Bowen Basin CSG
Fairview and Spring Gully fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons exploration – no reserves booked
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility
Walloon (Undulla Nose) CSG
Talinga, Argyle, Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ


## Origin's 3P reserves estimate for its existing Bowen Basin and Undulla Nose fields is around 4,578 PJ

# Generation: committed to 86% increase in installed generation capacity in Australia...



Total Revenue,EBITDAF & Capex($m)
180
160
140
120
100
80
60
40
20
0
Jun-07
Jun-06
Revenue
EBITDAF
Capex*


- EBITDAF of $99m, up 69% from $58m
- Termination payment for Mt Stuart Power Purchase Agreement
- Higher availability or higher levels of generation achieved for all plants
- Expansion of Quarantine Power Station announced - December quarter 2008 completion
- Committed to build largest combined cycle gas turbine power plant at Darling Downs and will be one of the most competitive power stations in the NEM because of:
  - Ownership of CSG reserves
  - Competitive site location
  - Low life cycle cost
- SLIVER® development continued

... resulting in continued deepening of integration



* Does not include acquisitions

origin

082-34934

## There was high planned availability across all plants...

| Major Origin Power Plants | Origin Int. % | Capacity MW | Type | Operation | Availability | Contracting Party |
|---|---|---|---|---|---|---|
| Worsley | 50 | 120 | Cogen | Base | 97% | Verve Energy & Worsley Aluminia |
| Bulwer Is. | 50 | 32 | Cogen | Base | 98% | BP |
| Osborne | 50 | 180 | Cogen | Base | 95% | NRG Flinders & Penrice |
| Mt Stuart | 100 | 288 | OCGT | Peak | 93% | Enertrade/ Origin Retail |
| Quarantine | 100 | 96 | OCGT | Peak | 97% | Origin Retail |
| Ladbroke | 100 | 80 | OCGT | Base/ Peak | 86% | Origin Retail |
| Roma | 100 | 74 | OCGT | Peak | 86% | Origin Retail |

... with scheduled Ladbroke Grove refit to new gas supply and Roma refurbishment reducing overall availability of these plants

origin

## Over 90% of Origin's generation capacity and over 99% of electricity generated in Australia and New Zealand comes from low emission or renewable sources


Electricity Generated - 2007
(Australia and New Zealand)
Hydro, 29%
Geothermal, 16%
Jet fuel, 0%
Gas, 55%


Electricity Generated - 2007
(Australian Capacity 870 MW)
Jet fuel, 3%
Gas, 97%


Electricity Generated - 2007
(New Zealand Capaicty 2,200 MW)
Hydro, 33%
Geothermal, 18%
Gas, 49%

## Power generation development opportunities could require investment of approximately $3 billion in Australia and $2 billion in New Zealand

origin

# Origin has approved and contracted for the construction of Australia's largest CCGT (630 MW) in Queensland...


Map key
Potential power station

**Power Plant Developments**

- In May, Origin committed to expanding its 95MW OCGT Quarantine power station in SA by an additional 120MW of peaking capacity to be completed in the December quarter 2008
- In June, Origin announced the development of a 630MW combined cycle gas-fired power station at Darling Downs, in Queensland
- Origin has regulatory approvals for 1000MW gas fired power station projects at Mortlake in Victoria and Spring Gully in Queensland and is evaluating the potential of these projects and demand for additional power in these regions

... and for the expansion of the Quarantine Power station in Adelaide (120MW OCGT), while still holding options to develop additional generation at Spring Gully in Queensland and Mortlake in Victoria

origin energy

## There is increasing recognition of the long term need to reduce carbon from power generation....


Origin energy
Solar Photovoltaic Plant

**Solar**

- SLIVER® modules continue to be scaled up
- 75W module undergoing reliability testing, 150W module developed
- Origin is continuing to seek an international partner for this project

**Geothermal**

- 10.6% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology
- Habernero 3 well currently being drilled to allow further testing of concepts

## ... and Origin continues to invest in development of its new SLIVER® technology and geothermal energy



origin

## Successful integration of Sun Retail and net customer gain delivers step change in Retail...



Total Revenue ($m)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
EBITDAF & Capex ($m)
350
300
250
200
150
100
50
0
Jun-07
Jun-06
Revenue
EBITDAF
Capex*


- EBITDAF of $341m up 17%
- Acquisition and integration of Sun Retail, adding over 900,000 customers
- Excluding the Sun Retail acquisition, electricity and natural gas account numbers grew by 22,000
- Dual fuel accounts increased by 81,000
- Volatile wholesale market resulted in large changes in the fair value of derivatives
- *Milder weather reduced sales volumes to* residential gas customers
- Rockgas sold to Contact and Sun Retail LPG acquired
- Leading market share for green customers

## ... and a strong result in a volatile wholesale market for gas and electricity

* Does not include acquisitions

origin energy

## The acquisition of Sun Retail has brought a step change to the scale of Origin's Retail business and presence in the fast growing Queensland market

| | |
|---|---|
| Purchased 841,000 electricity customers and 55,000 LPG customers | Business integration continuing successfully<br><br>Tariff increase reflecting higher wholesale prices |
| Added wholesale book covering 16 TWh per annum (covering mass market and wholesale) | Book integrated with Origin positions and value realized through recent pool price increases |
| Purchased rights to power output from existing Braemar OCGT and permitted site for 450MW peaker at Braemar | Braemar OCGT integrated with Roma and Mt Stuart as portfolio support for Sun Retail load<br><br>In 5 months have converted permitted site to approval for 630MW CCGT at Darling Downs |

The business has made a positive contribution to profit and provided unique opportunities for Origin to deepen its integration in the Queensland market

origin

082-34934

# Churn rates remain high. Origin acquired over 386,000 new accounts for a net gain of 22,000 gas and electricity accounts in addition to Sun Retail

**Mass Market Churn: Completed & Pending***



% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06


**June 2007 Origin Energy Customer Numbers (in thousands)**

| | Natural Gas | Electricity | Total |
|---|---|---|---|
| 2006 | 880 | 955 | 1,835 |
| Organic | -5 | +27 | +22 |
| Sun Retail | +14 | +833 | +847 |
| 2007 | 889 | 1,815 | 2,704 |

- Origin now has 790,000 dual fuel accounts, up over 11% on last year
  - Around 229,000 electricity customer accounts now established in SA and NSW
  - Over 250,000 customers signed to Green products
- Sun Retail customer numbers increased 6k since acquisition

## Prior year Origin acquired over 325,000 new accounts for a net gain of 22,000 gas and electricity accounts

*Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

origin

## Wholesale electricity markets have experienced significant short-term price increases. Origin's unit cost of goods sold in electricity increased by only 2%



Victorian Spot and Forward Contract Electricity Prices
$/MWh
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Jun 07
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
curve as at 30/6/07
curve as at 30/6/06
Approx Average forward curve price


## The higher forward curve has created a significant increase in fair value of Origin's hedging instruments

Source: NEMMCO, AFMA and Origin Energy

origin

Gas pool prices in Victoria have also been volatile as cold weather in June and gas fired generation responding to peak electricity requirements usually met by hydro created record demand for gas


Victorian Gas Weighted Average Spot Price and Demand
(for period 01 Jul 2005 to 30 Jun 2007)
Daily weighted average spot market price (A$/GJ)
0
5
10
15
20
25
30
35
40
Daily withdrawals (GJ)
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1,400,000
01-Jul-05
01-Jan-06
01-Jul-06
01-Jan-07
Quantity (GJ)
Spot Market Price

origin

## Cold weather in June increased sales late in the year but year-on-year EDDs[1] were significantly below average...



Victorian EDD Comparison
EDD's per month
350
300
250
200
150
100
50
0
FY 2007
FY 2006
10 year Ave
July
August
September
October
November
December
January
February
March
April
May
June


## ... resulting in lower natural gas sales to residential customers

(1) EDD - Effective degree days

origin

# Sun Retail has boosted the scale of the Retail business

| Product information and % change from Jun 06 | Natural Gas | Electricity | LPG |
|---|---|---|---|
| Product Revenue ($m) | 883 (-0%) | 2,477 (+48%) | 577 (+4%) |
| Gross margin ($m) | 136 (-8%) | 427 (+38%) | 143 (-1%) |
| Adjusted EBITDAF ($m) | 308 (+27%) | | 47 (-4%) |
| Adjusted EBITF ($m) | 283 (+27%) | | 22 (-10%) |
| Sales (PJ) | 125 (+5%) | | |
| Sales (TWh) | | 23 (+47%) | |
| LPG (Ktonnes) | | | 486 (-7%) |
| Total sales (PJe) | 125 (+5%) | 82 (+47%) | 24 (-7%) |
| Customers ('000) | 889 (+1%) | 1,815 (+90%) | 336 (+12%) |

Despite high churn levels, low EDDs and volatile wholesale conditions margins have been sustained at healthy levels and customer numbers have increased



origin

# Maintaining and increasing both customer numbers and customer margins supports growth in long term value

| Gas and Electricity | Jun 07 | Jun 06 |
|---|---|---|
| YE customer numbers ('000) | 2,704 | 1,835 |
| Weighted av customer no ('000) | 2,210 | |
| EBITDAF / Sales - % | 9.2% | 9.5% |
| EBITF / Sales % | 8.4% | 8.7% |
| *$ Per Customer:* | | |
| Gross Margin / Customer | 255 | 250 |
| Opex / Customer (inc Corporate Costs) | 116 | 118 |
| EBITDAF / Customer | 139 | 132 |

**Note: Corporate costs for the year to 30 Jun 2007 of $53 million allocated to gas and electricity Retail activities ($42 million - 2006)**

- Gross margin and EBITDAF per customer both improved on prior year despite increased customer gains and churn adding to acquisition cost and cost of customer loss
- Opex per customer was lower than last year despite higher corporate cost allocations (impact of Sun Retail and allocation of merger defence costs)

082-34934

# Sun Retail LPG acquired and Rockgas business sold. Active price management has seen a 4% increase in revenue...


Reduce the greenhouse effect for just $3
origin


20% OFF
QUICK SWAP LP GAS

- Active price management helped control margins squeeze as wholesale purchasing costs rose by $22 per tonne
- Speed-E-Gas and Sun Retail provide improved penetration in NSW and Qld markets
- Strong growth in Australian and Pacific markets, offset by sale of Rockgas
- Green sales of emission offset product have exceeded expectations with more than 4% of customers – registered within six months of launch

... despite a 7% fall in volumes sold

origin

# Origin has clearly established its leadership position in green energy sales...

## A leading market position


Origin
Energy
33%

- In June 2007 Origin had signed 250,000 GreenPower customers

## and leading market products


Supply
Renewable Generation
Energy Efficiency
Fuel switching
Bio Sequestration
Industrial Emission Reductions
Fugitive Emission Reduction
Other
Carbon
Reduction
Scheme
Demand

- Wide range of products including first Green Gas and LPG products
- Carbon Reduction Scheme introduced early 2007
- GreenEarth Wind and GreenEarth Solar electricity products voted best green power products for the third consecutive year by Green Electricity Watch - (Australian Conservation Foundation, Total Environment Centre and WWF Australia)

... with a broad range of green energy and carbon offset products



origin

082-34934

# Contact Energy: maintained contribution...



2,500
2,000
1,500
1,000
500
0
Total Revenue ($m)
600
500
400
300
200
100
0
EBITDAF & Capex ($m)
Jun-07
Jun-06
Revenue
EBITDAF
Capex*


- EBITDAF of $477 million, 2% lower
- The main operating factors that contributed were:
  - A 20% increase in the unit cost of natural gas, both for internal use in Contact Energy's thermal electricity generation plants, and for supply to wholesale and retail customers
  - Significantly lower prices received for Contact Energy's electricity generation
  - Increased hydro generation across the market and reduction in contribution from Contact Energy's thermal generation plant
  - A stronger contribution from Contact Energy's retail base, due to lower retail electricity purchase costs

## ... despite higher gas costs and a return to normal weather resulting in lower earnings from the generation business



* Does not include acquisitions

# Networks (Discontinued Business): EBITDAF of $30m in line with last year



Total Revenue, EBITDAF & Capex ($m)
250
200
150
100
50
0
Jun-07
Jun-06
Revenue
EBITDAF
Capex*


* Does not include acquisitions

- In April 2007, Origin entered into an agreement to sell its Networks business to APA for $556.5 million
- The Networks business included Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited, a 33.3% interest in the SEAGas pipeline, and a range of smaller complementary assets
- The sale of the SEAGas portion of this business was completed on 29 June 2007 for $133.2 million
- Sale of the remainder of the business took place on 2 July 2007, and proceeds from this portion will be reported in the year ending 30 June 2008

## Origin is well prepared for a carbon constrained future...

- Australia's leading green product retailer with a 33% share of the fastest growing segment of the energy market
- Reached a milestone of 250,000 green customers signed
- Selected for the first Solar Cities project in Adelaide and subsequently, part of the successful consortium for the Western Victoria Solar Cities project
- Innovation in green products, launched the Carbon Reduction Scheme
- Investment in renewables:
  - SLIVER® Solar technology
  - Geothermal in Australia & NZ
- A portfolio of low emission and renewable development opportunities

**... with gas being the fuel most likely to support transition to a carbon constrained future**

origin energy

# Outlook

## In the coming year we expect significant increase in earnings from our Australian Operations and a consistent contribution from Contact

- Sun Retail will provide a full year contribution
- Spring Gully and Walloons CSG will continue ramp-up and BassGas will provide a full year of production
- Otway Gas Project sales are anticipated to commence in the September quarter
- Cooper Basin gas production will decline, while oil production should be steady
- Production decline from Perth Basin oil fields expected to continue
- Steady contribution from Generation expected, excluding one-off payments associated with the Mt Stuart power station

Based on current market conditions and normal weather Origin is targeting an increase in Underlying profit of approximately 15%



origin

# Each year sees a deepening integration in Origin's business...


Generator
Retailer


ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
Power generation potential for Origin to develop and service gas fired power projects from equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves
2007
2008
2009
2010
2011
2012
2013
2014
2015
Energy Demand
Annual Demand and Generation dispatched (Twh)
Peak Demand
Peak Demand and Installed capacity (MW)
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

... which will continue to create opportunities for Origin to develop and grow across each of its business segments

origin

# These opportunities represent over $5 billion of investment for Origin, and potentially a further $2 billion for Contact

| Origin Energy Projects | Scale (gross) | Indicative gross cost (and Origin equity%) | Status |
|---|---|---|---|
| Spring Gully CSG stages 1 to 4 | 85 TJ/d capacity | $0.3 billion (100%) | In production |
| BassGas Project | 20 PJ/a plus liquids | $0.75 billion (42.5%) | In production |
| Sliver Solar Cell Technology | 75 watt cell produced | TBA | Demonstration plant |
| Otway Gas Project | 60 PJ/a plus liquids | $1.1 billion (30.75%) | Commissioning |
| Walloons CSG (Argyle field) | 7 PJ/a plus | $0.1 billion (40%) | Under construction |
| Kupe Gas Project | 20 PJ/a plus liquids | NZ$ 1.1 billion (50%) | Under construction |
| Quarantine Power Station exp'n. | 120 MW | $0.1 billion (100%) | Under construction |
| Darling Downs Power Station | 630 MW | $0.8 billion (100%) | Under construction |
| CSG to service Darling Downs | 44 PJ/a | $0.5 billion (100%) | Under construction |
| CSG to service RTA Contract | 23 PJ/a | $0.3 billion (100%) | Under construction |
| Spring Gully Power Station | Up to 1000 MW | $1.2 billion (100%) | Permitted |
| Mortlake Power Station | Up to 1000 MW | $1.2 billion (100%) | Permitted |
| Contact Energy | | | |
| Geothermal projects (1) | Various | Ongoing | In production |
| Otahuhu C Power Station Project | 400 MW | NZ$ 0.4 billion | Permitted |
| Geothermal projects (2) | Up to 260 MW | NZ$ 1.0 billion | Planning |
| Wind farm projects | Up to 700 MW | NZ$ 1.0 billion | Planning |

## Looking further ahead Origin will benefit from a number of projects already committed...

- Expansion of Quarantine power station, due on line in December 2008
- Completion of the Kupe Gas Project which is scheduled to commence production by mid 2009
- Completion of the Darling Downs power project and related CSG developments due on line in early 2010
- Commencement of supply to the Rio Tinto Alumina project, also in 2010
- Full integration of Sun Retail and a focus on efficiency improvements to reduce cost to serve and increase margins
- Continuing exploration, appraisal and development of CSG resources is anticipated to lead to further increases in 2P reserves

... Origin therefore continues to target growth in earnings per share of 10 to 15% per annum on average over the next few years



origin

origin energy

# Appendix

# Appendix 1 - Reconciliation of Statutory Profit and Underlying Profit

| 2006 Reconciliation | Before tax impact ($m) | Tax ($m) | Minority interests ($m) | After tax impact ($m) | NPAT ($m) |
|---|---|---|---|---|---|
| **Statutory Profit** | | | | | **331.9** |
| Significant items | | | | | |
| Change in FV of fin. instruments | (12.7) | 3.6 | (2.4) | (11.5) | |
| Commodity instruments | (20.1) | 6.0 | | (14.1) | |
| Financing instruments | 7.4 | (2.4) | (2.4) | 2.6 | |
| Business sale - Valley Power | 30.9 | | (15.0) | 15.9 | |
| Costs of proposed merger with Contact [1] | (16.9) | 2.8 | 3.7 | (10.4) | |
| **Total significant items** | **1.3** | **6.4** | **(13.7)** | **(6.0)** | **6.0** |
| **Underlying Profit** | | | | | **337.9** |

(1) Included in EBITDAF



origin

082-34934

# Appendix 2 - Reconciliation EBITDA 2006 to EBITDAF 2006

| | 2006 EBITDA | FV adj. | Gain on sale of business | Re-statement Networks sale | 2006 EBITDAF |
|---|---|---|---|---|---|
| Exploration & Production | 205 | 3 | - | - | 209 |
| Generation | 60 | - | - | (1) | 58 |
| Retail | 273 | 17 | - | 1 | 292 |
| Contact | 519 | - | (31) | - | 488 |
| Networks | 30 | - | - | - | 29 |
| Total | 1,087 | 20 | (31) | - | 1,076 |

- Table reconciles 2006 EBITDA as reported on 30 August 2006 to 2006 EBITDAF reported on 29 August 2007.
- Main sources of variance are:
  - The inclusion of changes in fair value of financial instruments;
  - Gain on sale of business; and
  - Reallocation of earnings from businesses sold as part of the Networks business


origin
energy

# For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

082-3495

origin

# Media Release

29 August 2007

## Origin Energy announces statutory profit of $457 million, based on a solid increase in underlying profit of 10% to $370 million

Origin Energy today announced statutory profit of $457 million for the year ended 30 June 2007, a year-on-year increase of 38%. After allowing for significant items of $87 million, underlying net profit after tax and minority interests ("Underlying Profit") was $370 million, a 10% increase on the previous year.

Origin Chairman Kevin McCann said, "This has been a year of transformation for Origin that has established a strong platform for growth in the years ahead. The acquisition of Sun Retail and sale of our Networks business has demonstrated Origin's strategic focus on the competitive segments of the energy markets in Australia and New Zealand.

"We continue to deepen the integration of Origin's business across the Exploration and Production, Generation and Retail segments and through Contact Energy in New Zealand.

"In a challenging year in wholesale electricity and gas markets, we have delivered a strong result."

**Financial highlights of full year results**

- Total revenue is up 10% to $6,456 million
- EBITDAF[1] up 12% to $1,201 million
- Underlying Profit up 10% to $370 million
- Earnings per share on Underlying Profit have increased 4% to 44.3 cents per share
- Dividend declared of 11 cents per share fully franked, bringing the total dividend for the year to 21 cents per share, an increase of 17%

Mr McCann said, "Directors are pleased to announce a final fully franked dividend of 11 cents per share bringing total dividends for the year to a fully franked 21 cents per share, an increase of 17% on the previous year."

Origin Managing Director Grant King said, "Higher earnings (EDITDAF) from each of Origin's Australian businesses more than offset a modest decline in the contribution from Contact Energy. Exploration and Production delivered a 22% increase based on record production and sales. Generation earnings were up by 69%, featuring a strong contribution from Mt Stuart. Retail earnings were up 17%, positively impacted by the acquisition of Sun Retail in February 2007. Contact Energy's earnings were down 2% reflecting a return to more normal weather conditions reducing wholesale electricity prices.

[1] To provide a clearer understanding of operational performance in each of the businesses, the Company is reporting earnings before interest, tax, depreciation, amortisation, and the impact of fair value changes to financial instruments (EBITDAF).



Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Mr King said, “We have had a busy year at Origin, delivering on a number of important projects and initiatives.”

**Overview of significant projects and initiatives**

- Successfully commissioned BassGas achieving targeted rates of production
- Negotiated early termination of the Mt Stuart power purchase agreement, providing Origin with greater flexibility
- Acquired and integrated the Sun Retail business
- Sold Rockgas to Contact Energy
- Sold the Networks business
- Committed to a 120MW expansion of the gas-fired Quarantine Power Station
- Committed to a 630MW combine cycle gas-fired power station on the Darling Downs
- Committed to the development of coal seam gas reserves to supply 44PJ per annum to the Darling Downs Power Station
- Increased Proved and Probable (2P) gas reserves by 42%, including a net increase in coal seam gas reserves of 80%
- Contracted reserves with third parties including Rio Tinto Aluminium

“These initiatives and projects create a very strong platform for the continued growth and development of Origin. There have been significant increases in our gas reserves with our extensive coal seam gas interests up 80%; the commitment to grow installed generation capacity by 86% and a step change in our retail business through the acquisition and integration of Sun Retail.”

Mr King said Origin was well prepared as Australia moved to a carbon constrained economy.

“Origin is Australia’s leading green product retailer and this year reached the milestone of having over 250,000 customers signed to our Green Energy products. Origin has launched innovative green products such as the Carbon Reduction Scheme.

“Most importantly, gas is ideally placed as the transition fuel,” he said.

**Outlook**

Commenting on the outlook for the Company for the coming financial year Mr King said, “We will see a full year contribution from the integration of Sun Retail, an increasing contribution from Exploration and Production including coal seam gas production rising to meet new contracts, BassGas contributing a full year’s earnings, Otway gas commencing sales and a consistent contribution from Contact Energy.

“Based on the above factors, current market conditions and normal weather prevailing, the Company is targeting an increase in Underlying Profit for 2007/08 to be approximately 15%.”

“There will be a one off gain from the completion of the sale of the Networks business.

Looking further ahead, Mr King said, “The expansion of Quarantine Power Station, due on line in December 2008, Kupe gas producing by mid 2009, Darling Downs power project and related coal seam gas development, due on line in early 2010 and the commencement of supply to the Rio Tinto Alumina project in 2010 will all contribute to growth.

082-34934

origin

"The Sun Retail business will be fully integrated by March 2008 with the completion of the transitional arrangements, providing the opportunity to capture the full benefits of scale. Origin will continue to focus on efficiency improvements to reduce cost to serve and increase margins.

"With this range of opportunities before Origin, the company reaffirms its target of 10-15% growth in underlying EPS on average for the next few years," he said.

**For further information on this media release, please contact:**

Mr Grant King
Managing Director
Origin Energy
Telephone: (02) 8345 5435

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558

END